Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of October 10, 2017 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2016.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

The Republic’s GDP increased by 5.1% in the second quarter of 2017. See “Recent Developments and Summary— Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, on August 25, 2017, two new state of emergency decrees were issued, which, among other things, transfer the appointment powers of the undersecretary of the Turkish National Intelligence Agency (“MIT”) from the Prime Minister to the President. Under these decrees, investigations of the MIT undersecretary and any testimony by the MIT undersecretary must be approved by the President. In addition, the decrees reinstate the powers of the MIT to investigate the Turkish armed forces and its personnel, as well as Defense Ministry personnel, following a six-year ban on such investigations. Prime Minister Binali Yildirim stated that the change was aimed at bringing the organization into compliance with the executive presidential system.

As of October 3, 2017, public prosecutors have detained over 100,000 people in connection with the failed coup. Of those people, approximately 47,000 have been arrested, including police officers, soldiers, members of the judiciary, local administrators and civilians. As of May 28, 2017, out of approximately 102,000 government officials who had been fired and approximately 39,000 government officials who had been suspended from various public institutions, approximately 32,000 government officials have returned to their positions. In addition, more than 100 media outlets have been closed, such as newspapers, TV channels, radio stations and magazines and more than 100 journalists have been detained or arrested. Following the coup, there have also been raids on businesses with suspected links to the Gülen movement, greater civilian control of the military, a planned overhaul of military hierarchy and command structure and the release of prisoners to increase capacity of prisons to house those arrested for their involvement in the failed coup. On September 29, 2017, the Chief Public Prosecutor’s Office in Izmir issued arrest warrants for over 100 military personnel as part of a probe into the Gülen movement. On October 3, 2017, the Chief Public Prosecutor’s Office in Istanbul issued arrest warrants for 112 municipality employees of the city and the chief public prosecutor’s office in Ankara issued arrest warrants for 121 National Education Ministry personnel and 21 former Ministry of Youth and Sports staff as part of a probe into the Gülen movement.

On January 1, 2017, a single gunman attacked a nightclub in Istanbul and killed 39 people and injured 69 more. DAESH claimed responsibility for the attack, which has been called an act of terrorism by the Government. On January 5, 2017, a police officer and an officer of the court were killed after a car bomb detonated near the main courthouse in the western coast city of Izmir. As of February 16, 2017, 11 lawmakers from the Peoples’ Democratic Party, including its co-chairs Selahattin Demirtas and Figen Yüksekdağ, have been arrested as a result of a probe that was launched against 14 of the party’s lawmakers over alleged links to the terrorist group PKK.

On September 22, 2017, Istanbul Mayor Kadir Topbas resigned from his post. On September 28, 2017, Mevlut Uysal, the AKP candidate, was elected as the new mayor of Istanbul.

In accordance with EU Regulation 462/2013, Standard & Poor’s announced the date for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as November 3, 2017. Fitch’s most recent release was July 21, 2017. As Moody’s no longer rates Turkey from its European offices and is thus not required to publish a calendar by regulation, Moody’s has not published its calendar for Turkey.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of October 4, 2017:

Number of Seats
Justice and Development Party (AKP)	316
Republican People’s Party (CHP)	133
Peoples’ Democratic Party (HDP)	54
Nationalist Action Party (MHP)	36
Independent	5
Total	544

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

In 2017, Turkey withdrew its participation in certain 2017 NATO projects with NATO partner countries, including political events and military drills.

On March 10, 2017, the UN Human Rights Office published a report detailing allegations of numerous human rights violations committed between July 2015 and December 2016 in southeast Turkey.

The European Union and the United Kingdom

On January 28, 2017, Theresa May, Prime Minister of the United Kingdom, in her first official visit to Ankara, met with President Erdoğan and Prime Minister Binali Yıldırım to discuss several issues, including the fight against terror and the situation in Syria and to strengthen bilateral relations. During the meetings, both countries signed a contract that sets a new framework for cooperation and dialogue in defense.

Between March 2, 2017 and March 11, 2017, the German local authorities canceled several rallies at which Turkish ministers were to address Turkish citizens living in Germany about Turkey’s April 16, 2017, referendum on constitutional changes. In May, Chancellor Angela Merkel announced that Germany was considering withdrawing German troops stationed in Turkey in response to Turkey’s decision to block a visit by German parliamentarians to the air base where 250 German troops are stationed.

On March 10-11, 2017, the Dutch government barred Turkish ministers from attending rallies and addressing Turkish citizens living in the Netherlands for Turkey’s April 16, 2017, referendum and cracked down on protests against the barring of the ministers. On March 13, 2017, Turkey sent two diplomatic notes to the Dutch government protesting the incidents and demanding that the Dutch government investigate the incidents and inform Turkey of the results of the investigation. On March 13, 2017, Turkey also announced a series of sanctions against the Netherlands, including suspending high-level political discussions between the two countries, closing Turkish airspace to Dutch diplomats, and barring the Dutch ambassador to Ankara.

On June 7, 2017, Germany’s government decided to withdraw troops from Turkey’s Incirlik Air Base amid political tensions between Berlin and Ankara. German Chancellor Angela Merkel stressed that withdrawing troops from Incirlik would not mean ending dialogue and cooperation with Turkey in other areas, including common efforts to tackle the refugee crisis.

On July 25, 2017, Turkish Foreign Minister, Mevlüt Çavuşoğlu, and Minister for EU Affairs and Chief Negotiator, Ömer Çelik, visited Brussels to attend a Turkey-EU Ministerial Political Dialogue Meeting. Foreign Minister Çavuşoğlu, Minister for EU Affairs and Chief Negotiator Çelik, EU High Representative for Foreign Affairs and Security Policy/Vice-President of the European Commission, Federica Mogherini, and EU Commissioner for Neighborhood Policy and Enlargement Negotiations, Johannes Hahn, participated in the meeting and discussed Turkey-EU relations as well as current regional and international issues.

On August 25, 2017, EU budget commissioner Gunther Oettinger called on member states to keep their commitment under an EU-Turkey refugee deal to allocate more than U.S.$2.3 billion to Turkey from their national budgets by the end of 2018.

United States

Mehmet Hakan Atilla, a senior executive at Türkiye Halk Bankası AŞ. (a Turkish state owned bank), was arrested in the U.S. on March 28, 2017, on charges of conspiring to evade trade sanctions on Iran.

On May 16, 2017, President Erdoğan made an official visit to the United States and had a meeting with U.S. President Donald Trump. During the press briefing after the meeting, President Erdoğan stressed continued cooperation with the U.S. against terrorism and also highlighted his hopes that this visit would lay the foundation for expanded relations between the two countries.

On September 21, 2017, President Erdoğan visited New York for the United Nations General Assembly meetings and had a meeting with U.S. President Donald Trump. During the meeting, both leaders agreed to enhance cooperation to resolve regional issues and continue the fight against all terror groups.

On October 8, 2017, the U.S. Embassy in Turkey and the Turkish Embassy in U.S. have respectively suspended processing non-immigrant visa applications for travel between the two countries.

Russia

On March 10, 2017, President Erdoğan visited Moscow for the Russia-Turkey High-Level Cooperation Council (“HLCC”) meeting. Prior to the HLCC meeting, President Erdoğan and Russian President Vladimir Putin held a one-on-one meeting, during which both leaders discussed bilateral relations and regional developments. Following the HLCC meeting, which was held under the co-chairmanship of President Erdoğan and President Putin, the two countries signed a number of documents, including an intergovernmental mid-term trade, economic, scientific, technical and cultural cooperation program for 2017–2020, several memorandums of understanding, and an agreement between the Turkey Wealth Fund and the Russian Direct Investment Fund to establish a joint investment fund. The two countries also agreed to lift work permit sanctions against Turkish nationals and businesses.

On May 3, 2017, President Erdoğan met with Russian President Vladimir Putin in the Russian city of Sochi to discuss bilateral relations as well as regional and international issues, where both leaders confirmed that bilateral relations have been fully restored after Turkey’s military downed a Russian warplane back in November 2015. During the meeting, both parties agreed to lift all restrictions, except for the general visa regime and special agreements on tomatoes.

On June 2, 2017, the Russian Prime Minister signed a decree lifting the ban on some agricultural products and Turkish companies involved in construction, engineering, and tourism.

On June 19, 2017, Russia appointed a new ambassador to Turkey, six months after the assassination of former Ambassador Andrey Karlov.

On June 29, 2017, Turkey and Russia agreed to a contract for the delivery of the S-400 air defense system to Turkey. As of October 3, 2017, delivery of the system to Turkey has not yet occurred.

On September 28, 2017, President Erdoğan had a meeting with Russian President Vladimir Putin in Ankara to discuss regional and international issues, as well as bilateral relations. At the meeting, both leaders reaffirmed their resolve to continue close cooperation and shared will for a political resolution to the Syrian conflict.

Iraq

On September 29, 2017, Turkey officially announced that it is indefinitely suspending all flights to northern Iraq’s Kurdish Regional Government in the wake of the illegitimate referendum that occurred in the region on September 25, 2017.

Syria

On January 23-24, 2017, meetings in Astana, Kazakhstan were held with representatives of Turkey, Russia, Iran, Syrian President Bashar al-Assad’s regime, and opposition groups, as well as the UN special envoy to Syria and the U.S. Ambassador to Kazakhstan. During the meetings, Turkey, Russia and Iran agreed to establish a trilateral mechanism to observe and ensure full compliance with the cease-fire in Syria. On February 6, 2017, a technical meeting was held in Astana with the attendance of experts from Turkey, Russia, Iran, Jordan and the UN to discuss the implementation and enforcement of the cease-fire in Syria. On March 14-15, 2017, the third round of meetings in Astana were held, during which all parties agreed that Iran would join Turkey and Russia as an official guarantor of the cease-fire in Syria. On May 3-4, 2017, the fourth round of meetings in Astana to find a resolution to the six-year war in Syria was held, during which Russia, Turkey and Iran signed an agreement to establish de-escalation zones which will cover the city of Idlib and certain parts of several cities in Syria. On May 5, 2017, the agreement, which will remain in place for six months and may be automatically extended if the three guarantor countries agree, became effective. On July 4-5, 2017, the fifth round of meetings were held in Astana, during which Turkey, Russia and Iran agreed to form a joint working group on de-escalation zones in Syria. On September 14-15, 2017, the sixth round of meetings was held in Astana, during which Turkey, Russia and Iran agreed on the borders of the final de-escalation zone in the city of Idlib.

On September 23, 2017, the Turkish Parliament approved a one-year extension of the mandate given to Turkey’s armed forces to carry out cross-border operations in Iraq and Syria.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of September 18, 2017, 230,695 Syrian refugees occupied accommodation centers throughout Turkey. As of August 2017, the Republic had spent approximately U.S.$27.3 billion for Syrian refugees in Turkey.

Africa

On September 30, 2017, Turkey opened its biggest overseas military base in Somalia’s capital, Mogadishu.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*	2017 Q1	2017 Q2
A- Agriculture, forestry and fishing	2.6	4.4
BCDE- Industry	22.0	21.1
F- Construction	7.8	9.3
GHI- Services	22.1	21.9
J- Information and communication	2.5	2.4
K- Financial and insurance activities	3.9	3.6
L- Real estate activities	8.2	7.4
MN- Professional, administrative and support service activities	5.3	5.5
OPQ- Public administration, education, human health and social work activities	12.7	11.2
RST- Other service activities	2.1	1.9
Sectoral total	89.2	88.6
Taxes-Subsidies	10.8	11.4
Gross Domestic Product (Purchaser’s Price)	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source:	TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2
2017	5.2	5.1

Source: TURKSTAT

For the month of September 2017, CPI increased by 0.65% and domestic PPI increased by 0.24% as compared to the previous month. In September 2017, the Republic’s annual CPI and domestic PPI increased by 11.20% and 16.28%, respectively, as compared to the same month of the previous year.

On September 20, 2017, the Government offered an interest rate of 10.84% for its 10-year Government Bond, compared to 9.94% on September 28, 2016.

The calendar adjusted industrial production index increased by 14.5% in July 2017 compared to July 2016 (year on year).

The following table indicates unemployment figures for the periods indicated:

2017	Unemployment rate (in %)	Number of unemployed
January	13.0	3,985,000
February	12.6	3,900,000
March	11.7	3,642,000
April	10.5	3,287,000
May	10.2	3,225,000
June	10.2	3,251,000

Source: TURKSTAT

On September 27, 2017, the Medium Term Program covering the 2018-2020 period (the “2018-2020 Medium Term Program”) was announced. The main objectives of the 2018-2020 Medium Term Program are boosting growth and employment and improving income distribution by maintaining macroeconomic stability, improving human capital & quality of labor force, expanding high value-added production, improving investment & business climate, and enhancing institutional quality of public sector. The 2018-2020 Medium Term Program sets a central government budget deficit target of 1.9% of GDP by the end of 2018, 1.9% of GDP by the end of 2019 and 1.6% of GDP by the end of 2020. In the 2018-2020 Medium Term Program, the Government announced that the real GDP growth target is 5.5% for the years 2018 through 2020. The central government primary balance to GDP ratio target is a 0.2% surplus for 2018, 0.3% for 2019 and a 0.6% for 2020. The general government deficit to GDP ratio target is 1.9% for 2018, 1.9% for 2019 and 1.3% for 2020. The EU defined general government debt to GDP ratio target is 28.5% for 2018, 28.0% for 2019 and 27.5% for 2020. The current account deficit to GDP ratio target is 4.3% for 2018, 4.1% for 2019 and 3.9% for 2020. The domestic savings to GDP ratio target is 25.5% for 2018, 26.1% for 2019 and 26.5% for 2020. The CPI inflation target is 7.0% for 2018, 6.0% for 2019 and 5.0% for 2020. The unemployment target is 10.5% for 2018, 9.9% for 2019 and 9.6% for 2020.

TOURISM

In August 2017, the number of foreign visitors visiting the Republic increased by approximately 46.35% to 4,658,463 as compared to the same month of 2016. Between January and August 2017, the number of foreign visitors visiting the Republic increased by approximately 26.41% to 21,983,873 as compared to the same period in 2016. According to the Turkish Statistical Institute, in the second quarter of 2017, tourism revenues increased by 8.70% compared to the same period of 2016.

EMPLOYMENT AND WAGES

As of June 2017, total civilian employment was approximately 28.70 million of whom approximately 20.1% were employed in agriculture, 18.8% in industry, 7.6% in construction and 53.6% in services sectors. In June 2017, the labor force participation rate was at 53.4%, compared to 52.4% in June 2016. There were approximately 3,590,000 public sector workers at the end of the second quarter of 2017.

As of August 2017, the total asset value of the Unemployment Insurance Fund amounted to TL 111.8 billion. The monthly return of the fund for August 2017 was 0.7%. As of August 2017, approximately 90.4% of the Unemployment Insurance Fund was invested in bonds and 9.6% of the assets were held in deposits.

As of August 31, 2017, the number of pension funds offered to the public equaled 284. The total net asset value of these funds increased to approximately TL 72.6 billion as of August 31, 2017 from TL 56.3 billion on August 25, 2016.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In August 2017, the trade balance (according to provisional data) posted a deficit of U.S.$5.873 billion as compared to a deficit of U.S.$4.783 billion in the same period in 2016. In August 2017, total goods imported (c.i.f.), including gold imports, increased by 15.3% to approximately U.S.$19.162 billion, as compared to approximately U.S.$16.614 billion during the same period in 2016. In August 2017, the import of capital goods, which are used in the production of physical capital, increased by approximately 2.3% over the same period in 2016; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 21.8% over the same period in 2016; and the import of consumption goods decreased by approximately 0.04% over the same period in 2016. In August 2017, total goods exported (f.o.b.), increased by 12.3% to approximately U.S.$13.289 billion, as compared to approximately U.S.$11.831 billion during the same period of 2016.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$404 million in July 2017.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. dollars*	July 2017
CURRENT ACCOUNT	-5,121
Trade Balance	-7,267
Goods Exports	13,398
Goods Imports	20,665
Services	2,541
Primary Income	-621

in millions of U.S. dollars*	July 2017
Secondary Income	226
CAPITAL ACCOUNT	11
FINANCIAL ACCOUNT	-4,199
Direct Investment (net)	-1,057
Portfolio Investment (net)	-570
Assets	-1,005
Liabilities	-435
Other Investment (net)	-173
Assets	-1,285
Liabilities	-1,112
RESERVE ASSETS	-2,399
NET ERRORS AND OMISSIONS	911

*	Provisional

Source: Central Bank

In July 2017, the volume of crude oil imports decreased by 8.59% compared to July 2016. In July 2017, natural gas imports increased by 28.43% to 4,135.45 million cubic meters compared to 3,220.08 million cubic meters in July 2016. In July 2017, liquefied petroleum gas imports decreased by 5.07% to 302,607 tons compared to 318,754 tons in July 2016.

As of July 2017, total gross international reserves were approximately U.S.$131,283 million (compared to U.S.$141,982 million as of July 2016). As of July 2017, gold reserves were approximately U.S.$19,671 million (compared to U.S.$19,791 million as of July 2016) and the Central Bank gross foreign exchange reserves were approximately U.S.$87,974 million (compared to approximately U.S.$99,928 million as of July 2016).

As of August 31, 2017, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$65,035 million (compared to approximately U.S.$70,900 million as of August 31, 2016). As of August 31, 2017, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$11,886 million (compared to approximately U.S.$13,074 million as of August 31, 2016).

As of October 3, 2017, the Central Bank held approximately TL 45.8 billion in public sector deposits.

MONETARY POLICY

The following table sets forth the quarterly inflation path and uncertainty band for 2017:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2017

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On October 3, 2017, the Central Bank foreign exchange buying rate for U.S. dollars was TL 3.5780 per U.S. dollar. On January 17, 2017, the Central Bank announced its decision to open foreign exchange deposits against the Turkish Lira deposits market, with the aim of enhancing the flexibility and instrument diversity of Turkish Lira and FX liquidity management within the current monetary and exchange rate policy framework.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Period-End Exchange Rates

2017**
Turkish Lira per U.S. Dollar	3.57
Turkish Lira per Euro	4.20
Turkish Lira per 100 Japanese Yen	3.16
Turkish Lira per Currency Basket *	3.88

*	The basket consists of U.S.$0.5 and €0.5.
**	As of October 5, 2017.

Source: Central Bank

On January 13, 2017, the Central Bank announced that the banks’ borrowing limits at the Interbank Money Market established within the Central Bank had been reduced to TL 11.0 billion to be effective as of January 16, 2017. The Central Bank also announced that, on the days deemed necessary, the amount of funding provided by the Central Bank through Borsa Istanbul repo markets may be limited. The Central Bank also stated that the banks would be able to meet their remaining liquidity needs without limits at the late liquidity window funding rate at the end of the day.

In August 2017, the Central Bank released the third-quarter inflation report. The Central Bank revised its inflation forecast for 2017 from 8.0% to 8.7% and confirmed its inflation forecast for 2018 as 6.4%. The Central Bank stated that although the highest inflation levels of the year are left behind, inflation is likely to continue to fluctuate in the second half of the year. The Central Bank underlined that the correction in food prices is yet to be at a favored level, which necessitates a cautious evaluation of how permanent the recent decline in the sector’s inflation due to the base effects will be. The Central Bank also stated that the inflation outlook is projected to recover starting in the last month of 2017 and become more evident in the early months of 2018.

On September 14, 2017, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25%, the marginal funding rate at 9.25% and the late liquidity window overnight lending rate at 12.25%. The Committee stated that recently released data indicate that the economic recovery has gained strength, domestic demand conditions continue to improve and demand from the European Union economies continues to contribute positively to exports. The Committee also noted that current elevated levels of inflation and developments in core inflation indicators pose risks on the pricing behavior. Accordingly, the Committee decided to maintain the tight stance of monetary policy, noting that the tight stance will be maintained until inflation outlook displays a significant improvement.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 17.2 and a relatively low non-performing loan ratio of 3.1% as of August 2017. This ratio takes into account a moderate increase in non-performing retail loans.

As of July 2017, the loan to deposit ratio and net income margin of the banking sector were 126.01% and 1.00%, respectively.

As of June 2, 2017, the RRRs for Turkish Lira deposits/participation accounts were between 4.0% and 7.5% depending on maturity. Furthermore, as of that date RRRs were 10.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

On January 12, 2017, the Banking Regulation and Supervision Agency agreed to permit the International Islamic Rating Agency to be an eligible rating institution for calculating the risk-weighted assets for capital adequacy purposes.

PUBLIC FINANCE AND BUDGET

From January to August 2017, the central government consolidated budget expenditures were approximately TL 433.8 billion (compared to TL 363.5 billion during the same period of 2016), the central government consolidated budget revenues were approximately TL 408.7 billion (compared to TL 368.4 billion during the same period of 2016), the central government consolidated budget deficit was approximately TL 25.2 billion (compared to a surplus of approximately TL 4.9 billion during the same period of 2016), and the central government consolidated budget primary surplus was approximately TL 13.0 billion (compared to a surplus of approximately TL 40.3 billion during the same period of 2016).

In August 2017, the central government consolidated budget expenditures were approximately TL 57.9 billion (compared to approximately TL 47.3 billion during the same month of 2016), the central government consolidated budget revenues were approximately TL 57.0 billion (compared to approximately TL 50.9 billion during the same month of 2016), the central government consolidated budget deficit was approximately TL 874.3 million (compared to a surplus of approximately TL 3.6 billion during the same month of 2016), and the central government consolidated budget primary surplus was approximately TL 4.6 billion (compared to a surplus of approximately TL 8.4 billion during the same month of 2016).

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (Thousand TL)	January- August 2017 (cumulative)	August 2017
Budget Expenditures	433,836,492	57,861,307
1-Excluding Interest	395,657,980	52,434,915
Compensation of Employees	108,749,774	13,065,551
Social Security Contributions	17,905,583	2,278,367
Purchase of Goods and Services	36,488,959	5,154,013
Current Transfers	183,862,907	22,549,474
Capital Expenditures	33,337,286	7,936,066
Capital Transfers	6,741,279	705,107
Lending	8,572,192	746,337
2-Interest	38,178,512	5,426,392
Budget Revenues	408,652,293	56,986,983
1-General Budget Revenues	393,736,633	55,665,974
Taxes	343,511,332	51,377,479
Property Income	16,032,902	622,991
Grants and Aids and Special Revenues	1,682,838	79,529
Interest, Shares and Fines	22,936,709	2,592,946
Capital Revenues	8,468,201	951,664
Collections from Loans	1,104,651	41,365
2-Special Budget Institutions	11,472,918	1,123,787
3-Regularity & Supervisory Institutions	3,442,742	197,222
Budget Balance	-25,184,199	-874,324
Balance Excluding Interest	12,994,313	4,552,068

Source: Ministry of Finance

Following Parliamentary negotiations that took place in October and November of 2016, the final 2017 Budget Law was approved on December 16, 2016 and published in the Official Gazette on December 24, 2016.

On September 27, 2017, the Turkish Minister of Finance announced various measures to increase tax revenues. The changes affect a variety of taxes, including corporation tax, income tax, special consumption tax, motor vehicles tax and other general tax rules. The changes announced by the Minister of Finance have been sent to the Turkish Parliament as a draft bill for the approval process.

PRIVATIZATION

In 2017, the privatization implementations of Turkey amounted to U.S.$223.9 million as of October 3, 2017.

The following table sets out a summary of the most significant privatization implementations completed in 2017:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
TP Petrol Dağıtım AŞ	4/4/2017	134,707,904

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1985 amounted to U.S.$68.4 billion as of August 25, 2017.

DEBT

The Central Government’s total domestic debt stock was approximately TL 513.3 billion as of the end of August 2017, compared to approximately TL 458.4 billion as of the end of August 2016. In August 2017, the average maturity of the Republic’s domestic cash borrowing was 71.5 months, as compared to 80.9 months in August 2016. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 11.15% in August 2017, compared to 9.73% in August 2016.

The total gross outstanding external debt of the Republic was approximately U.S.$432,352 million (at then-current exchange rates) at the end of the second quarter of 2017.

The following table summarizes the gross external debt profile of the Republic (at period end):

	2017
Gross External Debt Profile (in millions USD)	Q1	Q2
GROSS EXTERNAL DEBT	412,023	432,352
SHORT-TERM	102,229	108,715
Public Sector	16,515	17,291
Central Bank	108	109
Private Sector	85,606	91,315
LONG-TERM	309,794	323,637
Public Sector	106,545	112,057
Central Bank	701	697
Private Sector	202,548	210,883

Source: Undersecretariat of Treasury

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2012	2013	2014	2015	2016	2017
Nominal GDP (billion TL)	1,570	1,810	2,044	2,338	2,609	3,035	*
Real GDP Growth (%)	4.8	8.5	5.2	6.1	3.2	5.5	*
Unemployment (%)	8.4	9.0	9.9	10.3	10.9	10.2	**
Consumer Price Index (%)	6.16	7.40	8.17	8.81	8.53	11.20	*****
Domestic Producer Price Index (%)	2.45	6.97	6.36	5.71	9.94	16.28	*****
Current Account Deficit (million USD)	47,962	63,621	43,597	32,118	32,605	37,112	***
Public Sector Budget Primary Balance /GDP (%)	0.9	0.9	0.5	0.6	-0.6	-1.5	*
Central Government External Debt Stock (million USD)	81,710	85,663	85,163	81,738	82,535	89,109	****
Public Sector Borrowing Requirement/GDP (%)	1	0.5	0.5	0.0	1.0	2.4	*

*	2018-2020 Medium Term Program target
**	As of June 2017
***	As of July 2017
****	As of August 2017
*****	As of September 2017

Sources: TURKSTAT, Central Bank, Treasury

From September 5, 2017 to October 5, 2017, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 4.2%.

DESCRIPTION OF THE REPUBLIC

Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Turkey (the “Central Bank” and “CBRT”) and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Ministry of Development, in 2016, agriculture, industrial sector and services sector accounted for 6.1%, 19.7% and 62.3% of GDP respectively. The average GDP growth rate during the 2012-2016 period was 5.5%. See “Economy—Services,” “Economy—Industry” and “Economy—Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosporus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the Ministry of Development, the population of Turkey was 79,814,871 on December 31, 2016. The annual population growth rate for Turkey in 2016 was 1.36%, compared to an annual growth rate of 1.35% in 2015. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to TURKSTAT, in 2016, 92.3% of the population lived in urban areas and 7.7% lived in rural areas. In 2016, the median age of the population in Turkey was 31.4, with a median age of 30.8 for males and 32.0 for females. Persons of working age, the age group of 15-64, constituted 65.9% of the total population in 2016.

The largest city in Turkey, with a population of about 14.7 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Turkey, with a population of about 5.27 million is the second largest city. Izmir, with a population of about 4.2 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydin, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun, Sanliurfa and Van.

In 2016, total employment was 27,205 million, with approximately 19.5% employed in agriculture, 19.5% in industry and 61.0% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 10.9% in 2016.

Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 78 years for the period of 2013-2015. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 10.0 per thousand live births for the year 2016. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 96.5 in 2016.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. The Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

The members of the Assembly are elected for four-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. The Law No. 2839 provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly.

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitution Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

Significant Events

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the U.S.-based Islamic cleric Fethullah Gülen, the spiritual leader of the Gülen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdoğan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining subject to further interrogation. On December 19, 2014, the 1st Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gülen. On February 24, 2015, an Istanbul Court issued a second arrest warrant for Mr. Gülen. On September 17, 2015, a Turkish prosecutor sought a jail sentence for Fethullah Gülen of up to 34 years. On October 19, 2015, Istanbul’s High Penal Court issued an arrest warrant for Gülen for “attempting to stage a coup, establishing and masterminding an armed organization and political espionage”, along with 65 suspects. On November 9, 2015, the Istanbul 14th Criminal Court ordered the arrests of Fethullah Gülen over illegal wiretapping, along with 113 suspects. On December 28, 2015, another arrest warrant was issued for Gülen, along with 60 suspects.

In 2015, a series of raids were carried out against opposition media outlets and Gülen-associated businesses throughout Turkey. For example, in January 2015, several policemen were arrested for illegal wiretapping and political spying charges. On September 1, 2015, Turkish police raided the Ankara-based offices of a media group affiliated with Fethullah Gülen. Six people were arrested and a warrant was issued for the conglomerate’s chief executive. On September 16, 2015, Turkish police issued warrants against eleven executives on charges of organized theft. The arrests took place in the central city of Kayseri, where police raided a university with alleged links to Fethullah Gülen. On October 26, 2015, an Ankara court appointed administrators to take control of a holding company, which the Ankara Chief Public Prosecutor’s Office identified as a Gülen-associated business. On March 23, 2016, a court in Istanbul appointed trustees to run a media group, which was accused of supporting the movement of Fethullah Gülen.

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. On July 15, 2016, a coup d’état was attempted against the Government by a faction within the army that is linked to the Gülen movement (which was officially designated by the Government as a terrorist group called Fethullah Terrorist Organization (“FETÖ”) in May 2016). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, approximately 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On each of October 3, 2016, January 3, 2017, April 18, 2017, and July 17, 2017, the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months.

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gülen, a Pennsylvania-based preacher accused of masterminding the failed coup. On August 2, 2016, Turkey filed a second request for the extradition of Gülen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition with officials from relevant government institutions. On August 24, 2016, U.S. Vice President Biden met with President Erdoğan in Ankara to ease tensions between Turkey and the United States over the extradition Gülen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views.

As of July 2017, public prosecutors have detained over 100,000 people in connection with the failed coup. Of those people, approximately 50,000 have been arrested, including police officers, soldiers, judiciary members, local administrators and civilians. As of July 2017, out of approximately 110,000 government officials who had been fired and approximately 39,000 government officials who had been suspended from various public institutions, approximately 34,000 government officials have returned to their positions. In addition, more than 100 media outlets have been closed, such as newspapers, TV channels, radio stations and magazines. Following the coup, there have also been raids on businesses with suspected links to the Gülen movement and the release of prisoners to increase capacity of prisons to house those arrested for their involvement in the failed coup.

As of July 2017, a total of 965 companies with an aggregate value of almost TL 41 billion in 43 Turkish provinces have been seized and transferred from previously non-governmental ownership to the SDIF, or trustees have been appointed to their management since the failed coup. As of July 2017, the total equity of the seized companies is approximately TL 18.2 billion and the total number of employees is over 46,000. The SDIF has also been appointed as a trustee for the seized assets of 107 individuals. Most of these companies and individuals have been accused of having links to the Gülen movement.

Elections & Executive Powers

The most recent local elections for municipalities were held on March 30, 2014. The Justice and Development Party (“AKP”) received 42.87% of the votes cast for the seats in councils of the municipalities. The Republican People’s Party (“CHP”), the Nationalist Action Party (“MHP”) and the Peace and Democracy Party received 26.34%, 17.82% and 4.16% of the votes, respectively.

On August 10, 2014, the presidential elections were held. Recep Tayyip Erdogan was elected by absolute majority vote to a five-year term as president. Recep Tayyip Erdoğan received 51.79% of the total votes, whereas Ekmeleddin Ihsanoglu, the joint candidate of the Republic’s two largest opposition parties, claimed 38.44%, and Selahattin Demirtas, candidate of the Peoples’ Democracy Party (“HDP”), won 9.76%.

The latest general elections were held on November 1, 2015. The AKP, the CHP, the MHP and the HDP received 49.50%, 25.32%, 11.90% and 10.76% of the votes, respectively. After the elections, on November 24, 2015, the AKP formed a single party government.

On May 5, 2016, the Republic’s former Prime Minister Ahmet Davutoglu announced his resignation. On May 22, 2016, the ruling AKP held an extraordinary congress and elected Binali Yıldırım as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Recep Tayyip Erdogan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, new Prime Minister Binali Yıldırım formed the 65th Turkish government. Following adoption of the constitutional amendment, on May 21, 2017, President Recep Tayyip Erdogan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yıldırım in the party was changed to general vice-president. On July 19, 2017, Prime Minister Binali Yıldırım announced a Cabinet reshuffle, forming the 66th government of the Republic.

The following table sets forth the composition of the Assembly by total number of seats as of October 4, 2017:

Table 1

Number of Seats
Justice and Development Party	316
Republican People’s Party	133
People’s Democratic Party	54
Nationalist Action Party	36
Independent	5
Total	544

Source: The Grand National Assembly of Turkey

Legislation

On May 20, 2016, the Parliament approved a bill that would lift the immunity of deputies from all parties, who faced existing investigations. On June 8, 2016, the related constitutional amendment was published in the Official Gazette. As of July 31, 2017, 12 deputies including the HDP’s co-chairs have been arrested over alleged links to terrorist groups including the PKK. The parliamentary status of two HDP deputies have been removed as they were convicted on terrorism charges, and two other HDP deputies have also lost their seats in the parliament due to “absenteeism” as they have not entered the legislature since October 2016, a month before arrest warrants were issued against them on charges including membership of a terrorist organization and making terrorist propaganda.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Turkey’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Turkey) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. The package of constitutional amendments will allow the winner of the November 2019 presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately.

Some of the most important articles related to the executive presidential system are as follows:

•	Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

•	Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the constitution.

•	Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•	Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

•	The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors.” The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, will remain the same.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic’s foreign policy, influencing its evolution as the domestic and international environment changed, since 1923.

As a democratic, secular and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive and multidimensional foreign policy. Facing many opportunities and challenges in the surrounding region, Turkey seeks to be a positive influence and to help generate stability, security and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Turkey aims to develop further its relations with neighboring countries through initiatives towards strengthening political dialogue, economic interdependence and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia-Pacific, and Latin America and the Caribbean. With 236 diplomatic missions, Turkey has the sixth largest diplomatic network in the world.

As the world’s 17th and Europe’s sixth biggest economy, Turkey actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Turkey has also been taking on greater responsibility in global humanitarian and development initiatives. On May 23-24, 2016, Turkey hosted the first-ever UN World Humanitarian Summit in Istanbul. According to the Global Humanitarian Assistance Report, Turkey’s international humanitarian assistance amounted to U.S.$3.9 billion in 2015 and U.S.$6.0 billion in 2016. The Report also notes that, in 2016, Turkey became the second largest donor country after the United States. Turkey was also the world’s “most generous” humanitarian donor when the ratio of official humanitarian assistance to national income is taken into consideration. Simultaneously, Turkey continues to be the biggest host country according to the UN Refugee Agency figures.

Turkey plays prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world, and spearheading multilateral initiatives.

Strong commitment to human rights, the rule of law and democracy are the guiding principles of Turkish foreign policy. Turkey gives its full support to protection, promotion and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights. Beginning in January 2016, Turkey became a major contributor to the budget of the Council of Europe and increased its annual contribution to 33 million Euros. Additionally, the seats allocated to the delegation of Turkey at the Parliamentary Assembly of the Council of Europe and the Congress of Local and Regional Authorities increased to 18 from 12.

Turkey is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Turkey is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Turkey’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy.

International Organizations

Turkey is a founding member of the UN, the Council of Europe, the European Bank for Reconstruction and Development, the Organization for Security and Cooperation in Europe (“OSCE”), and the Black Sea Economic Cooperation Organization (“BSEC”). Turkey took over the Chairmanship-in-Office of BSEC in the 35th Ministerial Meeting held in Belgrade on December 13, 2016 for the first half of 2017, and hosted the 25th Anniversary Summit of BSEC in Istanbul on May 22, 2017. Turkey is also a member of the North Atlantic Treaty Organization (“NATO”), the Organization for Economic Co-operation and Development, the World Trade Organization, the Organization of Islamic Cooperation (“OIC”), Islamic Development Bank, the Economic Cooperation Organization, the Conference on Interaction and Confidence Building Measures in Asia and the D-8 Organization. Turkey will host the ninth D-8 Summit on October 20, 2017 in İstanbul and will assume the Summit Chairmanship of the D-8 until 2019.

Additionally, Turkey has “observer” or a “partner” status at various regional organizations. Turkey also participates in the Union for the Mediterranean. Turkey is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. Turkey ranks among the biggest contributors to the UN budget. Turkey has been a member of the Geneva Group since 2014.

Turkey is a founding and active member of the Organization of Islamic Cooperation. Turkey hosted the 13th Islamic Summit of the OIC on April 14-15, 2016, in İstanbul. Turkey has assumed the Summit Chairmanship of the OIC until 2019.

Turkey is a member of the G-20. Turkey became a member of the G-20 troika (past, current and future hosts) on December 1, 2013, and its presidency of the G-20 commenced on December 1, 2014. Upon taking over the G-20 Presidency, Turkey announced its priorities as ‘Inclusiveness’, ‘Implementation’, and ‘Investment’. During its G-20 Presidency, Turkey organized events in line with the Africa’s “Agenda 2063”. A High Level Conference on Access to Energy in Sub-Saharan Africa was organized on October 1, 2015. The 10th G-20 Leaders Summit was hosted by the President of Turkey in Antalya on November 15-16, 2015. Turkey handed over the G-20 Presidency to China on December 1, 2015.

Turkey is also a member of a partnership composed of five G-20 countries (Mexico, Indonesia, Korea, Turkey and Australia) since its foundation in 2013. Turkey took over the Chairmanship of the group from Australia at the end of 2016.

Turkey is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Executive Council since 1999. Turkey has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries and shipping. Turkey is also party to major IMO Conventions and Protocols. Turkey has been a member of International Civil Aviation Organization (“ICAO”) since its foundation and a member of ICAO Council since 2016. Turkey’s global flag-carrying company, Turkish Airlines, is the largest airline in the world by the number of countries served. Turkey became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Turkey’s ratification of the Associate Member Agreement signed in 2014. Turkey’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Turkey’s official development assistance (“ODA”) was U.S.$2.5 billion in 2012, U.S.$ 3.9 billion in 2015 and reached U.S.$6.18 billion in 2016, which corresponds to an annual increase of 57% and was 0.79% of Turkey’s GDP for 2016 (exceeding the UN’s ODA target of 0.7% of GDP).

Non-Proliferation and Disarmament

Turkey’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports the universal use of such measures, as well as effective implementation in good faith. With a view to fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security and stability in the region.

Terrorism

From 2012 to 2016, Turkey has experienced a number of terror-related incidents.

On January 6, 2015, a police station in Istanbul was bombed. In June 2015, four people died and over 400 were injured after two explosions hit the city of Diyarbakır during a pro-Kurdish Peoples’ Democratic Party election rally. On April 27, 2016, a suicide bomber detonated an explosive in the northwestern Turkish city of Bursa.

Kurdistan Workers’ Party (“PKK”): When the civilians or foreigners are among the victims of a PKK attack, the responsibility is claimed by Kurdistan Freedom Falcons (“TAK”), which is a cover for the PKK’s acts of terror against civilians in cities.

Since July 2015, counter-terrorist operations have escalated to include airstrikes against PKK targets. On December 14, 2015, Special Forces from the Turkish National Police and the Turkish Armed Forces commenced a joint counter-terror operation against PKK members located and active in a number of southeastern Turkish towns. On February 11, 2016, the counter-terror operation in Cizre town ended. According to figures released by the Turkish Armed Forces, 619 PKK members were killed in Cizre during the nearly two month long operation. On March 9, 2016, anti-terror operations launched against the PKK in the southeastern Sur district of Diyarbakır province ended. According to a statement released by the Turkish General Staff, 264 terrorists were killed and 345 explosive devices were defused in Sur since the operation began. On March 14, 2016, counter-terrorism operations were launched in the Nusaybin district of Turkey’s southeastern province of Mardin. According to a statement from Mardin Governorate, 137 PKK terrorists were neutralized, 100 barricades were removed, 11 ditches filled up and 263 handmade explosives destroyed since the launch of operations. PKK’s tactic to wage “urban uprising” has backfired with recruitment numbers decreasing to a 30-year low but it has caused considerable human suffering. On September 4, 2016, the Turkish Government announced that it would invest U.S.$3.4 billion in rebuilding the settlements destroyed by PKK terror in the southeast of the country. Thanks to effective counterterrorism measures crippling the terrorist group’s military and other capabilities, the security threat in Turkey, including the Southeastern Anatolian region, has diminished considerably.

Islamic State of Iraq and the Levant (“DAESH”): As of the beginning of 2017, bombing attacks by DAESH in Turkey has taken the lives of 316 citizens and left hundreds of citizens wounded.

Turkey has designated DAESH as a terrorist organization since 2005. Turkey began countering the threat posed by foreign terrorist fighters (“FTFs”) in 2011 and called for source countries to take necessary legal and administrative measures to prevent departure and travel of FTFs from their countries.

Turkey continues to be a key stakeholder in the fight against DAESH and FTFs. To that end, as of August 2017, more than 53,000 people are included on a no-entry list, more than 5,000 foreign nationals suspected of FTF related activity have been deported, and Risk Analysis Units operating at airports have denied entry to more than 4,000 suspected FTFs. As of August 2017, approximately 8,000 DAESH, El-Nusra and Al-Qaida affiliated individuals, including approximately 3,600 foreigners, have been detained and approximately 2,800 DAESH, El-Nusra and Al-Qaida affiliated individuals are under arrest.

As a member of the Global Coalition Against DAESH, Turkey contributes to the Coalition’s efforts in Syria and Iraq using its own national assets and capabilities. Turkey is co-chairing Counter ISIL Coalition Working Group on Foreign Terrorist Fighters, which focuses on supporting and encouraging actions that directly complement and support Coalition efforts to degrade and ultimately defeat DAESH in Syria and Iraq.

Turkey and the United States have been conducting joint military operations with the Coalition against DAESH elements in northern Syria since July 28, 2015. As of end-2016, Turkey eliminated almost 2,500 DAESH operatives in Syria.

Turkey’s response to these terror threats has been based on the notion of self-defense as outlined in Article 51 of the UN Charter. Turkey will continue to exercise its right to protect the country’s national security. Certain UN Security Council resolutions (no. 1373, no.2170, no.2178) attribute responsibility to countries in the fight against terrorism, specifically in countering DAESH.

Turkey contributed to the Council of Europe Additional Protocol to the Convention on the Prevention of Terrorism, which addresses the phenomenon of foreign terrorist fighters. Turkey signed the Additional Protocol on October 22, 2015.

Turkey has given its full support to all international efforts to fight DAESH. Turkey initiated Operation Euphrates Shield (“OES”) as a counter-DAESH initiative on August 24, 2016 with the support of the Global Coalition. OES was successfully concluded on March 29, 2017. Supported by the Turkish military, the Free Syrian Army succeeded in clearing an area of 2015 square kilometers of DAESH presence, clearing Turkey’s border area of DAESH presence, and eliminating 2,647 DAESH members. Almost 50,000 Syrians returned to the safe areas liberated by the operation. DAESH still needs to be eliminated in inland Syria. Turkey is maintaining pressure in cooperation with the Global Coalition.

Human Rights

The three fundamental pillars of Turkey’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary and (3) taking relevant measures for the full implementation of the reforms.

A large number of legislative and Constitutional amendments have been adopted since 2001, enhancing the national legal framework through incorporation of European Convention on Human Rights (“ECHR”) provisions, case law of the European Court of Human Rights, human rights conventions of the Council of Europe and the United Nations, OSCE documents, and the European Union acquis communautaire. Following the amendment of Article 90 of the Constitution on May 22, 2004, international agreements in the area of fundamental rights and freedoms will prevail in case of conflict with the provisions of Turkish national laws. Individual’s right to apply to the Constitutional Court came into force on September 23, 2012. The Law on Human Rights Institution of Turkey and the Law on the Ombudsman Institution were accepted by the Grand National Assembly of Turkey and entered into force in June 2012. Both institutions have thus commenced their functions.

The Human Rights Institution of Turkey was restructured as “Human Rights and Equality Institution of Turkey” in accordance with the Law published in the Official Gazette on April 20, 2016, and assumed new mandates in the area of anti-discrimination in addition to its existing duties.

Turkey is faced with severe and multiple security challenges emanating from various terrorist organizations including FETÖ, PKK, Revolutionary People’s Liberation Party/Front (“DHKP-C”) and DAESH. Effective measures are deemed indispensable not only for security considerations, but also to protect the rights of Turkey’s democracy and its citizens. After the heinous coup attempt of July 15, 2016, a State of Emergency was declared and Turkey duly resorted to the right of derogation from the obligations in the ECHR and the International Covenant on Civil and Political Rights. While derogation brings limitations to the exercise of certain rights and conditions enumerated under these treaties, it is not suspension of the treaties.

Effective domestic remedies are in place for reviewing measures. Review boards have been established within public institutions and the Prime Ministry to assess the complaints of those who believe they have been wrongfully suspected in the anti-terrorism probes. In addition to already existing national remedies, be they judicial or administrative, an Inquiry Commission on the State of Emergency measures was established in January 2017 as a domestic legal remedy.

Capital punishment has long been removed from Turkey’s domestic legislation. Turkey is party to relevant international instruments concerning the abolition of the death penalty. It became a party to Protocol No.6 and No.13 of European Convention of Human Rights, in 2003 and 2006, respectively. Protocol 13 prohibits the death penalty in all circumstances, even during war. In March 2006, Turkey ratified the Second Optional Protocol to the International Covenant on Civil and Political Rights aiming among others at the abolition of death penalty.

INTERNATIONAL RELATIONS

The European Union

In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the Ankara Agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership in the EU. In December 1989, in its “Opinion on Turkey’s Request for Accession to the Community” the European Commission determined that the EEC could not accept a new member or engage in new accession negotiations before 1993, at the earliest. Moreover, the opinion stated that Turkey would have to fulfill certain requirements in terms of the country’s economic, social and political developments prior to any accession negotiations.

With the completion of the Customs Union, in accordance with the Ankara Agreement, the association between Turkey and the EU entered its final stage and at the European Council (the “Turkey-EU Summit”) held in Helsinki in December 1999, Turkey was granted candidate status. The recognition of Turkey as a candidate country for accession to the EU ushered in a new era in Turkey-EU relations. The Accession Partnership (“AP”) Document for Turkey was approved by the Council of the European Union (the “EU Council”) on March 8, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Turkey would take in order to adopt the AP, on March 19, 2001. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Turkey. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest EU acquis, Turkey prepared its own acquis alignment roadmap called the National Action Plan, which covers 2016-2019

Accession Negotiations

Turkey’s EU accession process is conducted in 35 chapters. During the negotiation process, chapters are opened depending upon the candidate country’s fulfilment of opening benchmarks, if any, which are determined by the EU Council. Chapters are provisionally closed depending upon the candidate country’s fulfilment of closing benchmarks, which are also determined by the EU Council. A negative opinion expressed by one or more member states can block the opening or closing of a chapter.

Turkey started its accession negotiations on October 3, 2005. In December 2006, the EU suspended the negotiations on 8 chapters requiring that the fulfilment of Turkey’s commitments under the Additional Protocol is opening benchmark for those 8 chapters and the closing benchmark for all chapters.

In 2006, France put blockages on the opening of 5 chapters and lifted them gradually after President Hollande took office. On December 8, 2009, Greek Cypriots declared that the unilateral “normalization” of relations was set as a precondition for progress in 6 chapters and ,therefore, blocked the negotiations on those chapters.

From 2006 until 2010, 13 chapters were opened to negotiations and one was provisionally closed.

Until 2015 and for almost 3 years, Turkey’s progress on accession negotiations has slowed significantly. Only on November 5, 2013, Chapter 22 (Regional Policy and Coordination of Structural Instruments) was opened to negotiations. The Syrian crisis (starting in 2015) and associated irregular migration changed the frequency of contacts and helped put Turkey-EU relations back on track. In October 2015, following a meeting between President Erdoğan, Donald Tusk, President of the European Council, Martin Schulz, President of the European Parliament, and Jean-Claude Juncker, President of the European Commission, Turkey and the EU agreed to re-energize Turkey’s accession process at the Turkey-EU Summit of November 29, 2015.

Chapter 17 (Economic and Monetary Policy) was opened to negotiations on December 14, 2015.

Turkey and the EU also agreed to complete the preparatory work for the opening of Chapter 15 (Energy), Chapter 23 (Judiciary and Fundamental Rights), Chapter 24 (Justice, Freedom and Security), Chapter 26 (Education and Culture) and Chapter 31 (Foreign, Security and Defense Policy), in the first quarter of 2016 and to start the preparations regarding the remaining Chapters. As of September 2016, the preparatory work has been completed and Turkey has sent its contribution to the Commission. As of July 2017, Turkey has not yet received the screening reports for Chapter 15, 23, 24 and 31. Turkey submitted its Negotiation Position Document (“NPD”) back in 2006 for Chapter 26, the screening report of which had been endorsed in the EU Council with no opening benchmark. In March 2016, Turkey revised its NPD and resent it to the EU. For chapter 26, Turkey is now waiting for the EU’s Common Position Paper to be endorsed by the EU Council for the negotiations to start. Turkey expects the Commission and the EU Council to take the necessary steps to open these chapters.

At the Turkey-EU Summit of March 18, 2016, the parties also decided to open Chapter 33 (Financial and Budgetary Provisions) and said chapter was opened to negotiations in Brussels on June 30, 2016.

Although no chapter can be closed (due to the EU Council decision), two chapters (Chapter 20 (Enterprise and Industry) and Chapter 21 (Trans-European Networks)) are ready to be closed with regard to technical requirements. Moreover, the European Commission has also confirmed the fulfillment of 7 closing benchmarks of 5 chapters since 2011.

As of the end of 2016, sixteen of Turkey’s EU accession negotiations are open, one chapter (Chapter 25 (Science and Research)) is provisionally closed, and fourteen chapters remain blocked by the EU Council and Southern Cyprus.

Turkey is ready to revive the accession process and proceed with the negotiations. However, just as the migration deal brought the two sides closer, the failed coup attempt of July 15, 2016, and its aftermath had a cooling effect which engendered a lack of trust in Turkey towards the EU. Ideally, in order to quell the feeling of mistrust, the solution would be to engage in more dialogue.

The meeting between President Recep Tayyip Erdoğan and EU Presidents; Tusk, Juncker and Tajani at the margins of NATO Meeting on May 25, 2017, in Brussels sowed the seeds for a fresh constructive political dialogue. Thereafter, a fresh calendar of meetings to be held between the EU and Turkey was scheduled in a roadmap. In accordance with the roadmap, Political Dialogue Meetings at the Directors Level were held on June 13, 2017, in Brussels between the representatives of Turkey and the EU. The first high level encounter took place when Hahn, the EU Commissioner for the European Neighborhood Policy & Enlargement Negotiations; Bulc, the EU Commissioner for Transport and Mobility and Hogan, the EU Commissioner on Agriculture and Rural Development visited Turkey on July 6, 2017.

Efforts to Accelerate Accession Negotiations

(1) Turkey’s New EU Strategy

Turkey’s New EU Strategy (“EU Strategy)”, was publicly announced on September 18, 2014. The EU Strategy rests on three pillars: (1) determination in the political reform process, (2) continuity in socio-economic transformation, and (3) effectiveness in communication.

The first pillar of the strategy involves the political reform process. The Reform Action Group (“RAG”) monitors political reforms, and takes an active role contributing to the preparation, adoption and implementation phases of reform. Three meetings of the RAG have been held so far—on November 8, 2014, February 20, 2015, and December 11, 2015.

The second pillar of the EU Strategy is socio-economic transformation in Turkey, which is a continual process, essential to fostering and consolidating democracy. Accordingly, a two-phase National Action Plan for EU Accession has been established, which focuses, among other things, on proper enforcement of relevant legislation to further raise the living standards of Turkish citizens. Initially, the National Action Plan was being implemented in two phases, the first phase covers the period between November 2014 and June 2015 and the second phase covers the period between June 2015 and June 2019. In the first phase of the National Action Plan, seven laws were ratified, 72 secondary legislations became effective, and 20 administrative measures were established. However, some legislation and administrative measures were left untouched due to time constraints. Therefore, Ministry for EU Affairs opted to update the National Action Plan, incorporating and rescheduling the elements of the first phase that had been pending with the elements of the second phase which are yet to be addressed. As a result, the updated National Action Plan for EU Accession was publicly announced on February 26, 2016, covering the 2016-2019 period.

The National Action Plan for EU Accession, covering the 2016-2019 period, establishes the steps that Turkey will take to align with the EU acquis in 33 chapters in terms of legislative and administrative measures.

To ensure that new legislation is drafted in line with the EU Acquis, the Prime Ministry issued a Circular on September 25, 2014, which delineates the role of the Ministry for EU Affairs in the accession process and requires that any draft legislation prepared by a public institution with the purpose of EU Acquis alignment be sent to the Ministry of EU Affairs for its opinion.

The third pillar of the EU Strategy, Turkey’s EU Communication Strategy, was announced on October 16, 2014. The EU Communication Strategy has two dimensions. The first dimension covers communication within the country, which aims to contribute to the domestic perception of the EU accession process as a modernization project, improving living standards of Turkish people. The second dimension of the strategy addresses the European public opinion. It aims to ensure an increased presence of Turkey’s membership on the EU agenda and to bolster support for Turkey’s EU membership by informing the EU citizens with the facts about Turkey to overcome misperceptions. The second dimension also highlights the “win-win” situation of Turkey’s future EU membership with an emphasis on contributions Turkey will make to the EU.

In this context, the Ministry for EU Affairs hosted Civil Society Dialogue meetings in thirteen different cities, including İstanbul (on November 26, 2014), İzmir (on February 19, 2015), Konya (on March 18, 2015) Adana (on March 24, 2015), Bursa (on April 22, 2015), Antalya (on April 28, 2015), Samsun (on December 24, 2015), Eskisehir (on January 7, 2016), Ankara (on January 26, 2016), Kayseri (on February 24, 2016), Gaziantep (on March 16, 2016), Hatay (on April 28, 2016) and Erzurum (on May 17, 2016). Hundreds of Civil Society Organizations (“CSOs”) representing businesses, universities, different interest groups and local administrations were invited and more than 25,000 representatives participated in the meetings. During these meetings, CSOs expressed their views about Turkey’s EU accession process and shared their opinions and recommendations on how to establish a better dialogue between the participants and the public sector and encourage participation in every aspect of the process. The meetings created a forum and an opportunity not only for the CSOs’ voices to be heard, but also for the Ministry to explain to the CSOs the goals of the EU Strategy. In addition, the meetings provided information regarding the EU funds available for CSOs’ development, and promote administrative-civil society dialogue and civil society dialogue between Turkey and EU.

Recently, Ministry for EU Affairs has launched a new civil society initiative, the Turkey-EU Civil Society Meetings, which aims to foster dialogue between Turkish journalists, academics and business circles and their European counterparts. The first meeting took place in Brussels on November 29, 2016, followed by further meetings in Berlin on December 14-15, 2016, and London on January 9- 10, 2017, with the participation of more than 150 representatives of media, academia and businessmen. These meetings provided an opportunity for a direct contact between Turkish and European civil society representatives and gather valuable feedback.

To incorporate all segments of Turkish society into the EU accession process, the Ministry for EU Affairs opened its second Office in Antalya on December 21, 2014 and its third Office in İzmir on February 19, 2015, in addition to its office in İstanbul. The main purpose of these new offices is to achieve harmonization and effective implementation of the EU Acquis at a local level. The offices work in close cooperation with NGOs, municipalities, and public institutions in all EU related activities at the local level and to ensure efficient use of EU financial assistance to Turkey.

(2) Sub-Committees

Eight sub-committees to the Association Committee were established by Decision No: 3/2000 of the European Community-Turkey Association Council on April 11, 2000. The subcommittees were established before the accession negotiations and remained a mechanism to harmonize the EU Acquis. They, however, lacked the capabilities needed to effectively respond to the challenges of the negotiation process after 2005.

Therefore, Turkey and the European Commission agreed on a new chapter-based methodology for sub-committee meetings. Sub-committee meetings employing this new methodology began in 2015 after a nearly three-year break. The chapter-based structure of sub-committees facilitated the technical negotiation process by managing the opening and closing benchmarks regardless of political blockages, increasing the motivation of public institutions. With this new methodology, Turkey expects to be informed via official letters from the Commission on the progress made with respect to the relevant benchmarks following the sub-committee meetings, which are held on a regular basis throughout the year.

(3) Dialogue Platforms

Turkey is ready to intensify its dialogue for deepening Turkey-EU relations regarding common interests like energy, economy and transport. However, these dialogue mechanisms between Turkey and the EU should not be considered as a substitute for the accession process.

Both sides agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the regular Association Council meetings. Turkey and the EU agreed to launch a High Level Economic Dialogue (“HLED”) in the first quarter of 2016, and the first meeting was held on April 25-26, 2016.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Turkey, through developing a mutual understanding of economic policies and structural reform agendas. The first day included an EU-Turkey Business Dialogue in Istanbul where officials from the Commission and Turkish Government and representatives of major Turkish and European businesses came together and focused on how to create a better business environment and deepen bilateral trade and investment links. The second day of the HLED was held in Ankara where ministerial-level discussions were held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. The next HLED meeting will be held in Brussels on December 7-8, 2017.

To enhance Turkey-EU cooperation for securing and diversifying energy supplies and to ensure competitive energy markets, the High Level Energy Dialogue was also launched and held its first meeting on March 16, 2015. Turkey is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Turkey’s development as an energy hub would be beneficial to both Turkey and the EU.

The Second-High Level Energy Dialogue meeting was held in İstanbul on January 28, 2016 with the participation of H.E. Berat Albayrak, Minister of Energy and Natural Resources and H.E. Miguel Arias Canete, Commissioner responsible for Climate Action and Energy. The main agenda items of the meeting were energy policy priorities, electricity and gas connections, energy efficiency, cooperation on renewable energy and nuclear energy, and the opening of Chapter 15 (Energy) to negotiations. The Third High Level Energy Dialogue meeting will take place in September 2017.

The High Level Political Dialogue Meeting was held on July 25, 2017 in Brussels.

Political Reforms

Since 1999, a comprehensive transformation and reform process in line with the goal of EU accession has been underway. Turkey’s objective is full compliance with the EU Copenhagen political criteria and political reforms in the areas of human rights, democracy and the rule of law, which are prerequisites to EU accession.

Reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to certain minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

New democratic institutions were established, which created notable improvements in the process of institutionalization of human rights. The Law on the Human Rights Institution, which became effective on June 30, 2012, for example, is a public legal entity which has administrative and financial autonomy and has its own budget. In order to make the Human Rights Institution of Turkey more effective, the Law on Human Rights and Equality Institution of Turkey was adopted, and it entered into force on April 20, 2016. The purpose of this Law is to protect and promote human rights, secure the right to receive equal treatment, prevent discrimination, and fight against torture and ill-treatment effectively. The Institution operates as national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. The Ombudsman Institution aims to improve the quality and effectiveness of public services, by addressing the complaints of citizens regarding public services in a fair and timely manner, free of charge. The establishment of an Ombudsman system, on June 29, 2012, is a first in Turkey and one of the most important steps taken to improve accountability, fairness and transparency of the public administration. With the adoption of the Law on Settlement of Some Applications Made to the European Court of Human Rights through Compensation, which was published in the Official Gazette on January 19, 2013, a domestic legal remedy has been introduced which provides for compensation for persons who have applied to the European Court of Human Rights (“ECHR”) on the grounds of (a) excessively long civil, criminal or administrative trials or (b) delayed or deficient implementation or non-implementation of courts’ decisions. The implementation of the individual application system to the Constitutional Court, which is an exceptional domestic legal remedy to be exhausted for the violation of individual rights and freedoms guaranteed by the Constitution and the ECHR through acts, operations or negligence of public authorities, started on September 23, 2012.

The Action Plan for Prevention of Human Rights Violations became effective on March 1, 2014. The Action Plan contains concrete objectives towards finding solutions through a timetable in areas in which European Convention on Human Rights are violated.

The Democratization Package announced on September 30, 2013, proposed comprehensive reforms for further improvement and enjoyment of a wide spectrum of civil and political rights. The package includes, allowing political discourse in languages and dialects other than Turkish, facilitating local organization of political parties, enabling education in languages and dialects other than Turkish in private schools, lifting restrictions on renaming villages and the use of letters Q, X, W, ending the ban on women wearing headscarves in public service, enacting a comprehensive anti-discrimination legislation, establishing the Anti-Discrimination Commission, and ensuring that possible motives based in bigotry are considered an aggravating circumstance in criminal proceedings. The Law Amending Certain Laws for the Enhancement of Fundamental Rights and Freedoms was adopted on March 2, 2014, fulfilling legal and administrative arrangements required by the Democratization Package.

In the first half 2016, Turkey took several crucial steps to become a party to regional and international conventions in the field of fundamental rights and freedoms by ratifying over a dozen conventions and protocols, which range from the processing of personal data to the prevention of financing of terrorism. Some of these steps also constitute some of the requirements of the Visa Liberalization Roadmap towards a visa-free regime for Turkey. The approval of these conventions and protocols strengthens the fundamental rights and freedoms in Turkey.

The Law on International Judicial Cooperation in Criminal Matters was adopted by the Turkish National Grand Assembly on April 22, 2016 and entered into force on May 5, 2016. This Law facilitates the implementation of the provisions of international agreements in the field of international judicial cooperation in criminal matters in the domestic law.

After five years of implementation, the Judicial Reform Strategy, which aims to further strengthen the independence, impartiality, efficiency and effectiveness of the judiciary, was renewed on April 17, 2015.

Within the framework of the previous Strategy, Turkey has adopted six Judicial Reform Packages binning in 2011. The amendments to the legislation were introduced to strengthen independence and impartiality and increase the effectiveness of the judiciary as well as to reduce the backlog of cases.

The First and Second Judicial Reform Packages became effective in March 31 and August 16, 2016, respectively and aim to accelerate and carry out judicial services swiftly, efficiently and economically and tackle the backlog of cases.

On July 2, 2012, the Turkish Parliament adopted new measures, known as the Third Judicial Reform Package (The Law Amending Some Laws for Effectiveness of Judicial Services and Suspension of Cases and Sentences Regarding the Offences Committed via Press), intended to improve the effectiveness of the judiciary. The Third Package provides further protection for freedom of expression and freedom of press, as well as fights against corruption. The Package has made major contributions to increasing the effectiveness and speed of judicial services.

The Third and the Fourth Packages (the Fourth Package became effective of April 3, 2013) were designed to improve human rights and governance and to overcome the problem of long trials, as guided by the European Convention on Human Rights and case law of the European Court of Human Rights. The Packages also amended certain provisions in penal legislation including detention orders, administrative judiciary, and legislation regarding freedom of expression and freedom of the press. The amendments to the Turkish Criminal Code and the Anti-Terror Law give more room for interpretation in favor of freedom of the press and freedom of expression. In addition, the Packages removed the statute of limitations applicable to offences of torture.

The Fifth Reform Package, effective March 6, 2014, ensures the right to a fair trial, personal freedom and protection of privacy and personal data, as well as presumption of innocence. The Sixth Reform Package, adopted June 18, 2014, restricted the Regional Administrative Courts within the administrative judiciary. The Regional Administrative Courts acts as a better filter between first instance courts and the Council of State. The package also introduces some amendments for the Regional Courts of Appeal within the Regional Administrative Courts. With these amendments, Regional Administrative Courts and Regional Courts of Appeal may either uphold or quash the decision of the First Instance Courts. The Council of State is the last instance for reviewing judgments rendered by administrative courts. This in turn reduces the length of trials in judiciary and reduces backlog. The package also strengthens the Council of State’s main role: safeguarding legal uniformity through case law. The amendments also include increased penalties regarding offences against sexual integrity.

The Law on Eradicating Terrorism and Strengthening Societal Integration was adopted by the Parliament on July 10, 2014. The objective of the law is to end terrorism and strengthen societal integration in Turkey.

The Law on Protection of Family and Prevention of Violence against Women was adopted on March 20, 2012. The By-Laws on the implementation of the Law on the Protection of Family and Prevention of Violence against Women and on the Establishment of Women Shelters were adopted as of January 2013. Turkey became the first country to sign and ratify the Council of Europe Convention on preventing and combating violence against women and domestic violence (Istanbul Convention) without any reservations in 2011 and The Law Approving the Council of Europe Convention on Preventing and Combating Violence against Women and Domestic Violence entered into force on March 14, 2012.

With the Law on Mediation in Legal Disputes, published in the Official Gazette on June 22, 2012, a mediation system was established through which the parties may freely address disputes arising from private law procedures. With this system, disputes can be resolved through a mediator chosen by the parties.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. The Prime Minister met with the religious leaders and representatives of different faith groups twice in the first half of 2015.

Following the request of the Greek community for a Greek Primary School in Gökçeada, permission was granted on March 28, 2013, to open a Greek minority school in Gökçeada. In September 2014, the Ministry of National Education approved the opening of the Private Mor Ephrem Syriac Kindergarten by Beyoğlu Virgin Mary Chaldean Church Foundation in Yeşilköy, İstanbul. The Gedikpaşa Armenian Protestant Church and School Foundation applied to register certain land as its private property, which was transferred on October 27, 2015.

Within the scope of the Law on Foundations of 2011, all the applications for the return of properties were assessed and the process was completed in 2014. Additionally, as a part of the Democratization Package, the disputed property of Mor Gabriel Monastery was returned to the Monastery Foundation in 2013. Twelve parcels, which were the subject of dispute, were registered on behalf of the Monastery Foundation on February 25, 2014. Some churches and monasteries, including Sumela Monastery, Armenian Church of Akdamar on Lake Van and Surp Giragos (an Armenian Orthodox Church at Diyarbakir) that had been closed for years to religious ceremonies were re-opened. The Great Synagogue in Edirne was restored by the General Directorate of Foundations, and re-opened for worship on March 26, 2015.

In the wake of the coup attempt by Fethullah Terrorist Organization, which claimed the lives of 241 people, Turkey has achieved some reforms regarding civil-military relations, which was an area previously criticized by the European Union. The Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior. The Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members. During the 3-month State of Emergency instituted immediately following the coup attempt, administrative actions in respect of human rights and rule of law remained open to judicial review.

An Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established by Decree No: 685 and published in Official Journal of January 23, 2017 No: 29957. As of July 17, 2017, the ICSEM, started to accept applications lodged by persons who were dismissed or discharged from the public service or private sector, students who were ex-matriculated, and retired military personnel whose ranks were dismissed through decree-laws under the state of emergency. The ICSEM was established to review, reassess and make decisions with respect to these applications in a transparent manner The decisions of the ICSEM are subject to judicial review. The ICSEM has been accepted as a legal domestic remedy by the European Court of Human Rights.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Turkey-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Turkey-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Turkey setting out the requirements that Turkey needs to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Turkey’s progress in fulfilling the Roadmap requirements.

On October 20, 2014, the Commission adopted its First Report on progress. The First Report assessed the fulfillment of each requirement and issued recommendations for making further progress. After the publication of the First Report, high-level meetings of the Visa Liberalization Dialogue were held between Turkey and the Commission on February 26, 2015, and December 14, 2015. The Commission organized seven technical missions to Turkey between April and July 2015, involving experts from Member States, the Commission, Frontex, European Asylum Support Office, Europol and the EU Delegation to Turkey, to study Turkey’s legislation and administrative practices and evaluate possible progress made in implementing the requirements of the Roadmap. In addition, two meetings of the Joint Readmission Committee took place on July 15, 2015, to assess the implementation of the EU-Turkey Readmission Agreement.

At the Turkey-EU Summit of November 29, 2015, Turkey and the EU agreed to accelerate fulfillment of the Roadmap and the Second Report was adopted by the Commission on March 4, 2016. According to Second Report, Turkey fulfilled 19 out of 72 requirements/benchmarks in the Roadmap. The Third Report on progress was published on May 4, 2016. In the Third Report, the Commission stated that Turkey fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 to lift the visa requirement for Turkish citizens on the understanding that Turkey will fulfill outstanding benchmarks of the Roadmap. Work is underway to meet the remaining requirements.

Harmonization with the EU Acquis

Turkey continues its reform process in every field of the Acquis. In 2016 alone, 25 primary and 73 secondary legislative enactments were made targeting the harmonization process with the EU Acquis. From November 2002 until today, 428 primary and 2261 secondary legislations have been incorporated into Turkish Legislation.

The Law No. 6475 on Postal Services was published in the Official Gazette No. 28655 of May 23, 2013, which provides for guaranteed uninterrupted postal service, regardless of geographical areas, for all users throughout Turkey at an affordable price. With this Law, the Information and Communication Technologies Authority was designated as an independent regulator of postal sector. This Law also narrowed the scope of postal monopoly by opening the market to more than one operator, helping to liberalize the sector.

Law No. 6112 on Establishment and Broadcasting Services of Radio and TV, which increases the limit on foreign ownership in radio and TV companies from 25% to 50%, was published in the Official Gazette No. 27863 of March 3, 2011. On March 30, 2013, Law No. 6446 on Electricity Market became effective, abolishing all sectorial restrictions on foreign ownership in the privatization of electricity distribution and general assets.

Turkey has also taken significant steps to liberalize its legislation on real estate acquisition by foreigners by abolishing “the reservation of reciprocity” on May 18, 2012.

On July 4, 2012, it was announced that a Memorandum of Understanding was signed between the Central Bank of the Republic of Turkey and the European Central Bank, laying the groundwork for continued cooperation in the field of central banking, through regular dialogue at technical and policy levels and possible staff exchanges.

The new Capital Markets Law (No. 6362) entered into force on December 30, 2012. It provides for the functioning and development of the capital markets in a reliable, transparent, effective, stable, fair and competitive environment. The Law also aims to regulate and supervise the capital markets in order to safeguard the rights of investors.

The Law on Prevention of Financing of Terrorism was adopted on February 16, 2013. With this Law, the crime of financing terrorism has been redefined to be in line with international conventions and arrangements. Freezing of assets has been introduced to Turkey’s legal system as an administrative protective measure, and procedures and principles related to the implementation of this measure have been established.

Payment and Securities Settlement Systems, Payment Services and E-Money Institutions Law No. 6493 entered into force on June 27, 2013. The Law was prepared in line with Turkish commitments to the EU alignment process. It regulates the payment and securities settlement systems, payment services, payment service providers and e-money institutions.

In the banking sector, between September 2015 and March 2016, Turkey completed the Regulatory Consistency Assessment Program of Basel Committee. The Turkish banking sector regulations and legislation were reviewed in terms of compliance with the Basel standards and were determined to be in full compliance with current Basel standards. Regarding the banking supervisory and regulatory arrangements and requirements applied to financial institutions, Turkey was declared “equivalent third country” by the European Commission on December 20, 2016.

Alignment with EU acquis has been achieved by the update of share prospectuses’ formats used in public offerings on January 12, 2016. Upon the request of Capital Markets Board of Turkey to European Securities and Market Authority (“ESMA”) to recognize equivalency of Turkish share prospectuses under EU legislation, ESMA stated that a prospectus drawn up according to Turkish laws and regulations can constitute a valid prospectus under the Prospectus Directive (PD) in its opinion dated February 8, 2016.

Turkey signed the Convention on Cybercrime of the Council of Europe on November 10, 2010, which was ratified on April 22, 2014. The convention entered into force on January 1, 2015. This Convention will better implement limitations on illegal internet content, since it streamlined current regulations and provides a sound framework for the use of internet.

Law No. 6461 on Liberalization of Turkish Rail Transport Sector entered into force on May 1, 2013. It liberalizes the rail transport market by opening it to competition and separating the functions of infrastructure managers and railway undertakings.

With respect to trade union rights, the Parliament adopted two important pieces of legislation to ensure full trade union rights in line with the EU standards. With the amendment to the Law on Public Servants’ Trade Unions and Collective Agreement on April 11, 2012, the right of collective agreement was established for public servants. The Law on Trade Union and Collective Labor Agreement was adopted on November 7, 2012. As a result of the decision of the Constitutional Court, on June 11, 2015, related to the Law on Trade Union and Collective Labor Agreement, the activity threshold entitling trade unions to engage in collective labor agreements was set at 1%. The Constitutional Court (1) on October 22, 2014, removed the precondition of being employed in an establishment with thirty or more workers and having a minimum seniority of six months for workers to apply to the court for termination of the contract because of trade union affiliation, (2) on October 22, 2014, removed the ban on strike and lockout for banking services and urban public transportation services, and (3) on October 20, 2015, nullified the provision preventing public employees working in the administrative organization of the Turkish Grand National Assembly from being members of a trade union.

The Law on Occupational Health and Safety No. 6331 was adopted on June 30, 2012. This Law constitutes the legal basis of all the transposed EU occupation health and safety directives and includes both workers and public employees in the scope of the health and safety legislation.

On April 20, 2016, the Law on Human Rights and Equality Institution was adopted. This Law sets the general basis for combating discrimination in Turkey, which also aims to transpose the EU Acquis concerning anti-discrimination on grounds of race and ethnic origin in every area of life and anti-discrimination in employment on grounds of religion, belief, disability and age. The Human Rights and Equality Institution will act as an equality body, as required by the EU Acquis.

On June 25, 2015, a new Turkish Industrial Strategy Paper (2015-2018) was published which aims to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy).

The Council of Europe Convention on the Prevention of Terrorism which, was ratified on February 23, 2011, entered into force on January 13, 2012.

The Optional Protocol to the Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment (“OPCAT”) has been ratified and entered into force on March 12, 2011. On January 28, 2014, the Human Rights Institution was declared the “national preventive mechanism” under the OPCAT.

The Council of Europe Convention on the Protection of Children against Sexual Exploitation and Sexual Abuse was signed by Turkey and entered into force on April 1, 2012.

The individual application procedure to the Constitutional Court following the exhaustion of domestic remedies became operational as of September 23, 2012.

Another important development is the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures as of January 2013. No a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented.

On April 11, 2013, The Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees and asylum seekers in Turkey and establishes General Directorate of Migration Management under the Ministry of Interior.

On November 19, 2015, the By-law on the Procedures and Principles of the Implementation of Turkish Qualifications Framework was adopted. Subsequently the Communiqué related to Turkish Qualifications Framework, which is the annex of the By-law, was published on the Official Gazette No. 29581 of January 2, 2016. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

In January 2011, the Assembly approved the New Turkish Commercial Code (Law No. 6102) and it was published in the Official Gazette No. 27846 on February 14, 2011, and became effective, on July 1, 2012. Under the new Turkish Commercial Code (“TCC”), among other things, companies will be required to prepare financial statements in accordance with International Financial Reporting Standards and the obligations of companies regarding public disclosures and corporate governance principles have been broadened to be in line with global standards. The TCC also allows the establishment of joint stock companies or limited liability companies with a single shareholder or partner. Moreover, legal entities can now become board members, board meetings can be held in electronic media (with the use of online votes in General Assemblies now being allowed), and board resolutions can also be signed with electronic signatures. Types of mergers, conditions of withdrawal from partnerships, financial assistance to employees, divisions and conversions have also been acknowledged in the TCC.

On December 9, 2016, TURKSTAT announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised.

Law No. 6769 on Industrial Property which replaces the Decree Laws on trademarks, patents, designs and geographical indications was published in the Official Gazette No. 29944 on January 10, 2017. The Law aims to achieve further alignment with the EU acquis and enhances the institutional capacity of Turkish Patent and Trademark Institution.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education and transportation. The GAP Action Plan Phase I was implemented in 2008-2012. During the first implementation period of the Plan, the share of GAP initiatives in public investments increased from 7% to nearly 14%. More than TL 30 billion (approximately U.S.$16.8 billion) was allocated for investment in GAP Region in the 2008-2012 periods. Within the framework of the GAP Action Plan Phase II (2014-2018), almost TL 26.7 billion (approximately U.S.$12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern Black Sea and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

The 2010-2014 Anti-Corruption Strategy (The Strategy on Enhancing Transparency and Strengthening the Fight against Corruption) and its Action Plan was completed successfully. Turkey is committed to fight against corruption based on the principles of the 2010-2014 Anti-Corruption Strategy.

On June 24, 2011, the Financial Action Task Force (the “FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. In response, Turkey demonstrated significant progress combating AML/CFT issues through both legislation and implementation and addressed deficiencies identified by the FATF. The FATF released a Public Statement for Turkey in October 2014. In the Public Statement, the FATF noted Turkey’s significant progress in improving its AML/CFT regime and that Turkey has established the legal and regulatory framework to meet its commitments in its action plan regarding the deficiencies that the FATF had identified in February 2010. Turkey is, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

To date, Turkey has been evaluated by the FATF three times as an FATF member country since 1991. Following Turkey’s exit from FATF’s monitoring process for the third round of mutual evaluations in 2014, Turkey has commenced preparations for a fourth round of FATF mutual evaluations in accordance with new FATF standards. On October 21, 2016, a Prime Ministry Circular was published in the Official Gazette no 29864 relating to organizational issues surrounding assessing the AML/CFT risks and preparing for a new FATF evaluation. Accordingly, Turkey has begun its preparations to ensure its compliance with the new FATF standards. The Financial Crimes Investigation Board (“MASAK”) has been authorized to coordinate the preparations.

In addition to Turkey’s efforts in respect of AML/CFT, the regulation on Principles and Procedures Regarding Electronic Notification System of the Financial Crimes Investigation Board became effective on March 30, 2015, through publication in the Official Gazette No.29311. Now, it is possible for MASAK to communicate with most of the financial institutions in the electronic environment in a rapid and reliable manner.

EMİS.ONLINE software program was first set up in 2012 to enable MASAK to receive suspicious transaction reports in the electronic environment and, by the end of 2016, most of Turkey’s financial institutions send suspicious transaction reports in electronic format and 98% of the suspicious transaction reports were received by EMIS.ONLINE software program.

The EU Twinning Project on effectiveness of AML/CFT, in which MASAK is the main beneficiary, officially started on March 1, 2015. The Project aims to strengthen the efficiency and effectiveness of the legal, institutional and technical framework of AML/CFT, and is expected to be completed on August 1, 2017.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Turkey, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The 2012 Progress Report on Turkey and the 2012-2013 Enlargement Strategy were published on October 10, 2012. The Report welcomed the successful launch of the Positive Agenda in May to support and to complement the accession negotiations through enhanced cooperation in a number of areas of joint interest: political reforms, alignment with the EU law, dialogue on foreign policy, visa liberalization, mobility and migration, trade, energy, counter terrorism and participation in Community programs. In the Report, the Council invites the European Commission to take steps towards visa liberalization as a gradual and long-term perspective, in parallel with the signing of the Readmission Agreement between Turkey and the EU, which was signed in June 2012. It also stressed that Turkey should sign the Readmission Agreement to allow for a proper roadmap to be finalized. The Report welcomes the work on a new Constitution and acknowledges that a democratic and participatory process has been put in place. The Report also notes that representatives of non-Muslim minorities were officially received by Parliament. In the Report, terrorist attacks by the PKK (a terrorist organization in Northern Iraq) were strongly condemned by the EU, yet it is stated that the Kurdish issue remains a key challenge for Turkey’s democracy. Moreover, the Report stressed that several important pieces of legislation were adopted, in particular, laws on the protection of family and prevention of violence against women, probation, collective bargaining for civil servants, the Ombudsman Institution and the national human rights institution.

The 2013 Progress Report on Turkey and the 2013-2014 Enlargement Strategy Document were published by the European Commission on October 16, 2013. The Report comprehensively described the political reforms undertaken in Turkey during the previous year. The Report also emphasized the Turkish Government’s determination regarding the continuation of democratization and political reforms and, in this context, referred to the Democratization Package published on September 30, 2013, as well as to the steps taken concerning the judiciary reform and ongoing work on the new Constitution. The Report stated that the process in Turkey that aims to end armed terrorist attacks and the activities of the PKK constitutes a milestone and continues to generate the support of the EU. The Report also referred to Turkey’s active role in foreign policy.

The 2014 Progress Report on Turkey and the 2014-2015 Enlargement Strategy were published on October 8, 2014. The Report specifically references Turkey’s positive actions implementing legislation within the Democratization Package framework and praises Turkey’s constructive approach outlined in the Solution Process. The Report indicated that the adoption by Turkey of “The Action Plan on Prevention of ECHR Violations” was a critical step in the democratization process. The humanitarian assistance provided by Turkey to 1.5 million Syrians fleeing violence across the border was also praised in the Report. The Report also indicated that the growth of the economy since 2011 affirms the strength and resilience of the economy against the global economic shocks. With regard to alignment with the EU Acquis, the Progress Report confirmed that progress has been made at various levels in 30 of the 35 negotiation chapters. The Progress Report also indicated that Turkey has reached advanced level of alignment in 26 of these chapters.

The 2015 Progress Report on Turkey and EU Enlargement Strategy were published on November 10. 2015. The Report refers to the positive developments in cooperating on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees and migration management, the High Level Energy Dialogue, modernization and extension of the Customs Union, and visa liberalization. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. The Report confirmed that the high turnouts at the general elections in June and November are a clear sign of the strength of Turkish democracy. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the Report indicates that there is an increasingly high level of commercial and economic integration between Turkey and the EU. It also underlined that Turkey has a functioning market economy, noting Turkey’s high capacity to deal with competitive pressure and market forces despite some macroeconomic imbalances. The Report recommended accelerating structural reforms for long-term growth. With respect to the alignment with the Acquis in the past year, the European Commission has confirmed that Turkey has achieved various levels of progress beyond what was achieved in 2014, in 27 Chapters out of 35.

The 2016 Progress Report on Turkey and EU Enlargement Strategy were published on November 9, 2016. The Report noted the positive developments in cooperation on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees and migration management. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. In the Report, the EU condemned the coup attempt and expressed its unconditional support for the democratic institutions in Turkey. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the report highlighted the economic development of Turkey and the existence of a functioning market economy within the framework of Copenhagen criteria. It noted that the advanced economic integration between Turkey and the EU continued to develop and that Turkey had become the fifth largest trade partner of the EU. The section of the report on “the ability to assume the obligations of membership”, which is an important dimension of the Turkey-EU accession process confirmed the Turkish Government’s political determination in the process of harmonization with the EU acquis. With regard to alignment with the EU acquis, the progress report confirmed that progress has been achieved at various levels in 26 of the 35 chapters. With reference to the overall level of alignment, the progress report indicated that the alignment is advanced in 30 of the chapters.

Economic Criteria

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Turkey’s robust financial sector, public finances and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

In February 2017, Turkey submitted its Economic Reform Program (“ERP”) for the 2017-2019 period, which replaced the Pre-Accession Economic Program. The ERP was prepared based on the 2017-2019 Medium Term Program.

The Turkish economy grew by 4.8% in 2012, 8.5% in 2013, 5.2% in 2014, 6.1% in 2015 and 2.9% in 2016. According to the ERP, for the 2017-2019 period, Turkey’s economy is expected to grow 4.4% in 2017 and 5.0% in both 2018 and 2019. The year-end consumer price inflation rate was 6.2% in 2012, 7.4% in 2013, 8.2% in 2014, 8.8% in 2015 and 8.5% in 2016. The inflation target was set as 5.0% for 2018 and 2019. Turkey’s unemployment rates were 9.2% in 2012, 9.7% in 2013, 9.9% in 2014, 10.3% in 2015 and 10.9% in 2016. Unemployment rate is expected to decrease to 10.2% in 2017, 10.1% in 2018 and 9.8% in 2019. Current account deficit/GDP ratio figures were 6.2% in 2012, 7.9% in 2013, 5.8% in 2014, 3.7% in 2015 and 3.8% in 2016. ERP forecasts the current account deficit/GDP ratio as 4.2%, 3.9% and 3.5% in, 2017, 2018 and 2019, respectively.

Updating of the Customs Union

For Turkey, Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Turkey’s EU membership. The reason Turkey entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Turkey has yet to achieve EU membership, and the systemic problems within the Customs Union continue to exist, Turkey and the EU have agreed to update the Customs Union.

With the update package, Turkey expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Turkey’s main expectations are removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Turkey in EU’s policymaking mechanisms in areas directly related with the Customs Union, enabling Turkey to benefit simultaneously from the Free Trade Agreement concluded by the EU.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Turkey-EU Customs Union on December 21, 2016. Currently, both sides are carrying out their internal studies and waiting for the Council’s mandate.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership. Financial assistance under the second period of IPA covering the years 2014-2020 (“IPA II”) is given for the following four specific objectives: (a) support for political reforms, (b) support for economic, social and territorial development, (c) strengthening the ability of the beneficiary country to fulfil the (future) obligations stemming from membership in the EU by supporting progressive alignment with the Union acquis, and (d) strengthening regional integration and territorial cooperation.

The pre-accession fund allocated to Turkey between the years 2014-2020 amounts to €4.45 billion.

In IPA II, reforms relating to the rule of law and fundamental rights, home affairs, and civil society receive increased funding compared to IPA I (2007-2013).

IPA funds aim to support Turkey in efforts to protect human rights and fundamental freedoms under “Fundamental Rights sub sector” and to improve migration management and asylum practices under “Home Affairs sub-sector”, given the migratory pressures experienced by Turkey and the EU.

The Fundamental Rights Sub-Field is programmed by the Ministry for EU Affairs as the lead institution in close cooperation with the Ministry of Justice and involvement of other key stakeholders. Fundamental Rights Sub-Field aims to enforce all fundamental rights and freedoms of individuals without any discrimination through strengthening the institutional capacity of relevant institutions and enhancing effective cooperation between all stakeholders, including civil society organizations. Nearly €45 million have been allocated to this sub-field.

The objectives under the Civil Society sub-sector are to support the development of civil society through more active democratic participation in policy and decision-making processes, promote a culture of fundamental rights and dialogue, and enhance civil society dialogue and inter-cultural exchange between civil societies in Turkey and Europe.

IPA II also focuses on promoting development towards a resource efficient, low carbon economy and on increasing inter-connectivity between Turkey and the EU.

In the areas of agriculture and rural development, IPA II focuses on food safety, veterinary and phytosanitary policy, agriculture, fisheries and rural development. These priorities are used as the basis for sector programs promoting structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

In order to use external funds of the European Union, financing agreements between the European Commission and Turkey are required to be signed. The Financing Agreement of 2014 Annual Action Program for Turkey with a budget of €366 million became effective on December 21, 2015. The Financing Agreement of 2015 Annual Action Program with a budget of 255 Million Euros was entered into force on March 17, 2016. The annual programs fund projects on Democracy and Governance, Rule of Law and Fundamental Rights, Energy and, Agriculture. The multiannual action programs are Competitiveness and Innovation, Education, Employment and Social Policies, Transport and, Environment and Climate Action. The Financing Agreement for Environment and Climate Action became effective on April 26, 2016, and the Financing Agreement for Competitiveness and Innovation became effective on May 3, 2016. The Financing Agreement for Employment, Education, and Social Policies became effective on April 26, 2016. The internal ratification process for the Financing Agreement of Transport is ongoing. The Multi-annual Financing Agreement on Rural Development Program was promulgated in the Official Gazette on May 6, 2017.

EU Process at the Local Level

In accordance with the Ministry of Interior Circular No. 2010/6 of January 26, 2010, EU Provincial Advisory and Steering Committees were formed, one Deputy Governor has been appointed as the Provincial EU Permanent Contact Point, and EU Offices have been established within 81 provinces. The Deputy Governors chair the committees’ meetings and also disseminate EU-related information throughout the provinces. Between 2010 and 2016, more than 1000 meetings have been held across Turkey.

The local offices of Ministry for EU Affairs in Istanbul, İzmir and Antalya work closely with the EU Offices and act as a guide through harmonization and implementation of the EU Acquis at the local level by both implementing EU projects and carrying out different activities targeting public institutions, local administrations and CSOs.

The United States

As allies within NATO and strategic partners for over 65 years, Turkey and the United States enjoy a relationship of fundamental importance based on shared values and interests, as well as the desire to promote peace, stability and prosperity around the globe.

Turkey and the United States together face a host of international challenges of major significance. Turkey-U.S. cooperation makes substantial contributions to efforts aimed at achieving global and regional peace, stability and prosperity. The United States is Turkey’s main military export-import partner. While defense ties form the bedrock of the relationship between two countries, there have also been improvements in bilateral trade and economic relations.

Turkey and the United States cooperate on a wide range of issues and complex international challenges such as the fight against terrorism, the Syrian conflict, Iraq and the migration crisis, energy supply security, nuclear non-proliferation, and global economic developments.

Several bilateral high-level visits have occurred in recent years. Former President Gül visited the United States to attend the NATO Chicago Summit in May 2012. Former Secretary of State Clinton paid a visit to Turkey in June 2012 within the framework of the 2nd Coordination Committee meeting of the Global Counter Terrorism Forum. She also paid a working visit to Turkey on August 11, 2012. The visit of former Prime Minister, now President Erdoğan to Washington, D.C. in May 2013, brought about a fresh impetus to Turkey-U.S. relations. This visit reaffirmed that Turkey and the United States share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century.

Other high-level visits and regular contacts between Turkey and the United States during the course of 2013 included the visits of former Secretary of State Kerry, former Minister of Foreign Affairs Davutoğlu and other Ministers as well as visits of Congressional delegations.

Frequent high-level visits and contacts between Turkey and the United States also took place in 2014. During the NATO Wales Summit and the UN General Assembly in 2014, President Erdoğan met with United States President Obama and United States Vice President Biden, respectively. Former Prime Minister Davutoğlu also met with Secretary of State Kerry during of the NATO Wales Summit, in September 2014. In the last quarter of 2014, Turkey hosted a number of Senior Administrative Officials from the United States. In this period, Vice President Biden, Secretary of State Kerry, Secretary of Commerce Pritzker and Former Secretary of Defense Hagel visited Turkey. Secretary Pritzker’s visit was of particular importance, where business and investment opportunities between the two countries were discussed.

In 2015, high-level visits and contacts between Turkey and the United States intensified. Foreign Minister Çavuşoğlu met with Foreign Minister Kerry in several occasions, including the Meeting of the Global Coalition to Counter ISIL in London in January 2015, Association of Southeast Asian Nations (“ASEAN”) Foreign Ministers’ Meeting in Malaysia in August 2015, UN General Assembly in 2015, G-20 Summit in Antalya in October 2015 and NATO Foreign Ministers’ Meeting in Brussels in December 2015. Minister Çavuşoğlu met with Minister Kerry during his visit to Washington in May 2015. Former Prime Minister Davutoğlu also met with Foreign Minister Kerry at the NATO Foreign Ministers’ Meeting in Antalya in May 2015. President Erdoğan met with President Obama during the G-20 Antalya Summit and World Climate Summit in Paris.

United States former Vice President Biden visited Turkey in January and August of 2016 and former Secretary of Defense Ashton Carter in October 2016. Foreign Minister Çavuşoğlu paid a working visit to the United States in March 27-29, 2016. He also accompanied President Erdoğan during his visit to the US to attend the Nuclear Security Summit held in Washington, D.C. between March 31 and April 1, 2016. During the visit, Minister Çavuşoğlu met with former US Secretary of State Kerry and President’s former National Security Advisor Susan Rice to discuss bilateral relations and regional issues.

From 2012-2014, the United States issued a waiver to Turkey from certain U.S. extraterritorial sanctions against Iran that otherwise might have applied by reference to Turkish imports of Iranian crude oil. The waiver was later superseded by additional sanctions relief under the Joint Plan of Action with Iran, enabling Turkey, among other countries, to continue purchasing its then-current average amounts of such crude oil from January 20, 2014 forward, subject to the non-involvement of the U.S. financial system and other U.S. elements in those transactions. As of January 16, 2016, which was “Implementation Day” under the Joint Comprehensive Plan of Action agreed with Iran in July 2015, the relevant U.S. extraterritorial sanctions against Iran were lifted, leaving in place only the primary sanctions that prohibit the involvement of U.S. elements in Iran-related oil transactions.

The United States is one of the major trade partners of Turkey. The bilateral trade volume between Turkey and the United States was U.S.$17.5 billion in 2016. Turkish exports to the United States reached U.S.$6.6 billion in 2016 (compared to U.S.$5.6 billion in 2012, U.S.$5.6 billion in 2013, U.S.$6.3 billion in 2014 and U.S.$6.4 billion in 2015), mainly composed of iron and steel, road transportation vehicles and textile fiber and its products. Total import volume was U.S.$10.9 billion in 2016 (compared to U.S.$14.1 billion in 2012, U.S.$12.5 billion in 2013, U.S.$12.7 billion in 2014 and U.S.$11.1 billion in 2015). Iron ore and metal scraps, textile fiber and other transportation vehicles are the major import items of Turkey from the United States.

Approximately 1,700 U.S. companies have invested in or do business in Turkey. Between 2012 and 2016, U.S. companies invested U.S.$3.1 billion in Turkey. The United States ranks second in inflows behind the Netherlands. U.S. investments amounted to U.S.$390 million in 2016. The U.S. Chamber of Commerce has chosen its second overseas representative mission to be located in Istanbul.

In 2011, Turkey was designated as one of the “Next Tier” economies in the “New Export Strategy” of the United States, along with Colombia, Indonesia, Vietnam, Saudi Arabia and South Africa.

Turkish-American Business Council, established in 1985, is the first business council established under the auspices of Foreign Economic Relations Board of Turkey.

There are several mechanisms established for bringing economic, trade and investment relations to a level proportionate to political and security relations between the two countries, such as the Framework for Strategic Economic and Commercial Cooperation (signed in 2010) (the “FSECC”), FSECC Business Council (launched in 2011), the Economic Partnership Commission (held its 11th meeting in 2015), and the Trade and Investment Framework Agreement (signed in 1999 and held its 10th meeting on September 12-13, 2017).

Russia

As of the second half of 2016, an intense bilateral political dialogue between Turkey and Russia has been re-established. While Turkey and Russia differ on a number of international issues, such as Crimea, Georgia and Nagorno-Karabakh, the two countries keep their channels of dialogue open and cooperate where possible.

Economy, trade and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$16.9 billion as of the end of 2016. The share of Russian Federation in Turkey’s natural gas import in 2016 was nearly 53.0% and the share of Turkey’s crude oil import from Russia was 12.0% in 2016.

Reciprocal investments have exceeded U.S.$10 billion each as of the end of 2016. This excludes the Akkuyu nuclear power plant project being built in Turkey, currently valued at approximately U.S.$20 billion.

On December 1, 2014, the President of the Russian Federation announced the cancellation of the South Stream project and instead proposed the construction of a new pipeline system from Russia to Turkey through the Black Sea. During President Putin’s visit to Turkey on December 1, 2014, a non-binding document was signed to this effect between BOTAŞ and Gazprom. Limited progress was achieved between December 2014 and July 2016. Following the high-level talks between President Erdoğan and President Putin in St. Petersburg on August 9, 2016, both countries displayed a common will to reassess the “TurkStream” project. The Intergovernmental Agreement between Turkey and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and was effective on February 21, 2017. The Agreement provides the possibility for the construction of two pipelines. The construction of the offshore part of the first line, feeding the Turkish market, began on May 7, 2017.

Work related to Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010, with a target of reaching commission by 2023.

The participation of President Putin in the World Energy Congress which was an important international energy event hosted by Turkey in 2016 provided a significant occasion for the bilateral meeting between Turkey and the Russian Federation.

Tourism constitutes an important aspect of Turkish-Russian bilateral relations. In 2013 and 2014, 4,270,000 and 4,480,000, respectively, Russian tourists visited Turkey. The number dropped to 3,649,000 in and 866,256 in 2016.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed various projects in Russia, the total value of which has surpassed U.S.$64.8 billion as of the end of 2016.

The Balkans

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high-level political dialogue, economic interdependence and preservation of the multi-ethnic, multi-cultural and multi-religious social fabric of the region. In addition to having a shared history and culture, Turkey has a joint vision with the Balkan countries based on common goals and integration with Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, energy, culture, education, military and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”) and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Turkey assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Turkey continues to be active within the Southeast European Law Enforcement Center as well.

The Trilateral Mechanisms bring the parties together to engage in joint projects intended to strengthen the dialogue and contribute to regional peace, stability and cooperation. The third was held in Ankara on May 14-15, 2013. At the summit, the “Ankara Summit Declaration” was adopted and the Ministers of Economy of Turkey, Bosnia-Herzegovina and Serbia met and established “Trilateral Trade Committee”. The first meeting of the “Trilateral Trade Committee” was held in Ankara with the participation of Ministers of Economy, on August 17-18, 2015. The second meeting of the Trilateral Trade Committee was held in Belgrade on October 19, 2015, followed by a Business Forum, organized in Sarajevo the next day. The third meeting of the Committee was held in İstanbul on October 26, 2016. In the framework of the trilateral consultation mechanisms, the Foreign Ministers of Turkey, Bosnia-Herzegovina and Serbia, as well as the Foreign Ministers of Turkey, Bosnia-Herzegovina and Croatia met in New York in the margins of UN General Assembly meeting in September 2016.

During 2016, several reciprocal high level visits took place, including the visits from President of Kosovo, President of Albania, President of Slovenia, President of Macedonia, President of Croatia and President of Romania, Bosnian Member of the Bosnia Herzegovina Presidential Council, Prime Minister of Albania and Prime Minister of Bulgaria to Turkey. President Erdoğan visited Croatia and the Prime Minister of Turkey visited Bosnia-Herzegovina in 2016.

Turkey’s economic and trade relations with the countries of this region have remained strong and the overall trade volume was U.S.$13.5 billion in 2016.

Greece

Following the dialogue and cooperation process initiated between Turkey and Greece in 1999, a more constructive understanding has defined the terms of bilateral relations, which were problematic in past decades. The conclusion of a total of 35 bilateral agreements, protocols, and MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security-related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures were adopted. Since 2009, Turkey and Greece have furthered their efforts in order to improve bilateral relations.

The second High Level Cooperation Council (“HLCC”) meeting was held in İstanbul on March 3-4, 2013. The third meeting of HLCC was held in Athens on December 6, 2014, in conjunction with Prime Minister Ahmet Davutoğlu’s visit to Greece. The fourth meeting of HLCC was organized in İzmir on March 8, 2016. A total of 54 agreements, MoUs, and protocols have been signed at the HLCC meetings between Turkey and Greece in various fields with a view to enhancing cooperation in a wide-range of fields such as transport, energy, irregular migration, culture, agriculture and health.

The HLCC model brings together all relevant Ministers from both countries in the form of a joint cabinet meeting in order to discuss issues and develop a joint vision under the guidance of the two Prime Ministers.

The Greek Foreign Minister Kotzias and Prime Minister Tsipras visited Turkey, on May 12, 2015, and November 17 and 18, 2015, respectively. During the visit of Prime Minister Tsipras, the countries agreed to hold the fourth meeting of HLCC in Turkey in early 2016 and establish a joint working group against irregular migration. The first meeting of the joint working group was held in Ankara on November 27, 2015. As agreed during the visit of Prime Minister Tsipras, the Fourth HLCC Meeting took place on March 8, 2016 in İzmir and six documents were signed in the fields of tourism, irregular migration, media and maritime cooperation. At the meeting, both sides agreed to take steps to implement the Izmir-Thessaloniki Ro-Pax ferry line and the Istanbul-Thessaloniki high-speed train projects.

In the meantime, political consultations were held in Athens on February 29, 2016 between the Undersecretary/Secretary General of the two Foreign Ministries. The 60th exploratory talks were held in Athens on March 1, 2016.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy and tourism. The bilateral trade volume reached U.S.$4.9 billion in 2012. In 2013, Turkey became the number one trade partner of Greece and trade volume reached U.S.$5.7 billion, with a surplus of U.S.$2.7 billion in Greece’s favor. Bilateral trade volume was about U.S.$5.6 billion in 2014. In 2015, trade volume was U.S.$3.3 billion in 2015, with Turkey’s exports to and imports from Greece amounting to U.S.$1.4 billion and U.S.$1.9 billion, respectively. In 2016, the bilateral trade volume totaled U.S.$2.6 billion, with exports to Greece reaching U.S.$1.4 billion and imports from Greece reaching U.S.$1.2 billion.

The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, was U.S.$6.7 billion by the end of 2014 and reached U.S.$6.8 billion by the end of 2015. This figure decreased to U.S.$6.1 billion by the end of 2016. Part of this decline was due to the Greek National Bank selling 99.81% of its stake in its subsidiary Finansbank in Turkey on June 15, 2016 to Qatar National Bank for €2.75 billion to comply with conditions of a European Union bailout. The total of Turkish companies’ investments in Greece was approximately U.S.$500 million by the end of 2016.

In the field of energy, the Trans-Anatolian Natural Gas and Trans Adriatic Pipelines (“TANAP” and “TAP”, respectively) to be connected at the Turkish-Greek border, are major chains of the Southern Gas Corridor that the EU and Turkey have been strongly supporting. These projects will contribute to the energy security of the EU and Turkey.

In 2012 and 2013, Turkey was the destination of choice for approximately 670,000 and 800,000 Greek tourists, respectively. In 2012, 602,306 Turkish tourists and in 2013, 831,113 Turkish tourists travelled to Greece. In 2014, the number of Turkish tourists who visited Greece exceeded 1 million while the number of Greek tourists visiting Turkey reached 830,000. In 2015, 1,153,046 tourists from Turkey visited Greece and 755,414 tourists from Greece visited Turkey. In 2016, however, 785,905 tourists from Turkey visited Greece, while Turkey attracted 593,150 tourists from Greece. The simplified visa procedure for Turkish tourists to visit the seven Greek islands close to Turkish shores (in effect since 2012), has been instrumental in the increase of the number of Turkish tourists to Greece.

Turkey and Greece are also intensifying their cooperation in the transportation sector. Currently, Turkish airline operators are conducting 49 flights a week between Turkey and Greece.

Cyprus

Turkey supports the UN Secretary General’s Good Offices Mission, with a view to finding a just and lasting comprehensive settlement to the Cyprus problem, based on the long-established UN parameters such as bizonality, political equality, equal status of the two constituent states and a settlement that will bring about a new partnership state. Turkey has openly declared its full support for a political settlement in the Island.

The island of Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.

In 1963, Greek Cypriots expelled Turkish Cypriots by force from the partnership state institutions as well as from the Turkish-Cypriots’ homes, in violation of the Treaties of 1960. A UN peacekeeping operation deployed on the Island in 1964 and has been operational since then.

From 1963 to 1974, Turkish Cypriots lived in isolated enclaves, representing 3% of the Island, under frequent, organized and systemic attacks by Greek Cypriots. When this culminated with a coup d’état in 1974, which was aimed at annexing the Island to Greece, Turkey as a guarantor power was left with no other option but to exercise its rights pursuant to the 1960 Treaties.

In the past forty-eight years of the UN negotiation process, Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the issue based on negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices Mission. However, Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992, the package of Confidence Building Measures of 1994. The political resolve demonstrated by the Turkish Cypriot side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations with a view to reaching a comprehensive settlement of this issue.

The Annan Plan was submitted to simultaneous separate referenda in the North and the South of Cyprus on April 24, 2004. With the resolute support of Turkey, the Turkish Cypriots voted in favor of the Annan Plan with 64.9%, whereas the Greek Cypriots rejected the Plan with a ‘No’ vote of 75.8%.

The negotiations resumed on May 26, 2010. During the process, the two leaders and the Secretary General of the United Nations (“UNSG”) held in tripartite meetings on November 18, 2010 in New York, on January 26, 2011 and July 7, 2011 in Geneva, and on October 30-31, 2011 and January 23-24, 2012 in Greentree, New York. The Turkish Cypriot side maintained its constructive and result-oriented approach during these meetings as well.

The international community had high expectations from the tripartite meeting held on January 23-24, 2012 in Greentree. The Turkish side had hoped that the second Greentree meeting would usher in the high-level meeting with the participation of the two sides and the three guarantors, which would address all remaining issues that could not have been agreed upon in order to seal the settlement through a grand bargain. Regrettably, this was not achieved at the meeting, despite the sincere efforts of the Turkish Cypriot side and a very important opportunity was missed.

Throughout the period following the second Greentree meeting, the Turkish Cypriot side continued its determined and constructive efforts for the success of the UN process with Turkey’s full support.

After the Greek Cypriot elections in February 2013, it took almost a year for the new Greek Cypriot leader to return to the negotiations.

Almost a year after the election of Mr. Anastasiades and months-long effort to finalize a joint statement, the two leaders in Cyprus finally met on February 11, 2014 to resume the comprehensive settlement negotiations. Following the resumption of the negotiations, the cross-visits of the Turkish Cypriot Negotiator Mr. Kudret Özersay and the Greek Cypriot Negotiator Mr. Andreas Mavroyiannis to Athens and Ankara respectively, took place on February 27, 2014.

Since the resumption of the negotiations, the Turkish Cypriot side exerted efforts to secure the existing convergences and to build upon them. Despite the Leaders’ Joint Statement of February 11, 2014 that referred to the “structured” negotiations to be carried out in a “results-oriented” manner, focusing on unresolved core issues. The Greek Cypriot side came with new proposals that disregarded the existing convergences. This pushed the negotiations into a futile, time-consuming exercise, which meant losing the whole acquis of the process and returning to 2008.

In their meeting on July 24, 2014, the leaders agreed that both sides had completed the submission of proposals on all issues. The leaders met again on September 17, 2014 for a basic agreement to be reached for moving to the next phase of structured negotiations. The expectation was that a lasting settlement would be achieved following the referenda at the earliest opportunity.

Instead of concentrating on the negotiation process at that critical juncture, the Greek Cypriot side started new offshore drilling activity on September 25, 2014 in its so-called license areas, which overlaps with those of the Turkish Republic of Northern Cyprus (“TRNC”) and Turkey.

Initially, despite Turkey’s and the Turkish Republic of Northern Cyprus’ warnings, the Greek Cypriot side began its first offshore drilling activities on September 19, 2011. In this context, a continental shelf delimitation agreement was then signed on September 21, 2011 by Prime Minister Erdoğan and TRNC President Eroğlu in the margins of the 66th UN General Assembly in New York. On the other hand, the Greek Cypriots did not accept President Eroğlu’s constructive proposals put forth on September 24, 2011 and on September 29, 2012 for a fair sharing of these natural resources. In the absence of Greek Cypriot cooperation, the Government of the TRNC designated its own license areas around the Island and issued licenses for exploration and exploitation of oil and gas reserves to the Turkish Petroleum Corporation.

Following the continuing unilateral activities of the Greek Cypriot side, the TRNC also started conducting seismic research activity in its own license area, which does not overlap with the Greek Cypriots’ drilling activity area. In response, the Greek Cypriot side walked away from the UN negotiations table on October 7, 2014.

As the Greek Cypriot side’s drilling activities ended at the close of March 2015, the Turkish Cypriot side decided to withdraw the BHP ship conducting seismic research from the region. After the election of Mustafa Akıncı as the President of the TRNC in April 2015, the comprehensive settlement negotiations resumed on May 15, 2015.

As negotiations intensified at the level of Leaders in November 2015, the Leaders continued their meetings with the aim of reaching a settlement in 2016. However, the Greek Cypriot Administration continues engaging with foreign hydrocarbon companies. Turkey and the Turkish Cypriot side desire a negotiated settlement on the Island of Cyprus and emphasize, prior to a comprehensive settlement, an arrangement agreed to by both Turkish and Greek Cypriots for the joint exploitation of resources and sharing of potential revenues.

Water resources are also another area for potential cooperation. Turkey and the TRNC completed the Northern Cyprus Water Supply Project on October 17, 2015, which is to provide 75 million cubic meters of water from Turkey to the TRNC. This amount can be increased ten-fold in the future that would be equal to the double of the water requirement of the entire Island.

Turkey believes that the UN Security Council should heed the call made by the UNSG in its Report of May 28, 2004, towards putting an end to the isolation of the Turkish Cypriots. The UNSG noted in his report that there is no Security Council resolution which imposes restrictions on the Turkish Cypriots and also called on members of the Security Council to encourage all Member States to eliminate unnecessary restrictions and barriers that isolate the Turkish Cypriots and impede their development. The European Council also decided on April 26, 2004, to end the isolation of the Turkish Cypriots with no conditions; this decision, however, has yet to be implemented. In line with the UNSG’s call, Turkey hopes that the international community will call for the isolation to end, thus also contributing to the settlement aim.

Iraq

Turkey strongly supports Iraq’s stability, political unity and territorial integrity and has made great efforts to help Iraq become a democratic, stable, peaceful and prosperous country. Turkey promoted national reconciliation and contributed to the successful conclusion of the government formation processes after the general elections in April 2014 by reaching out to all segments of Iraqi society and preserving its impartial stance towards all Iraqi political groups.

The Turkey-Iraq High Level Strategic Cooperation Council (the “HLSCC”), established in 2008, provides the legal framework to increase bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve full economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad.

Turkey has a large consular presence in Iraq. The Mosul Consulate General was opened in 2007 but it had to be closed after DAESH occupied the city in June 2014. Turkey also opened the Consulate General in Basra in 2009. Activities of Basra Consulate General were suspended due to security reasons following DAESH’s partial occupation of Iraqi territory in June 2014. The Erbil Consulate General was opened in 2010. The Sulaymaniyah Consular Agency commenced its activities as of April 2016.

Despite the ongoing security problems in Iraq since the second half of 2014, Iraq was the third largest export destination for Turkish products in 2016. Iraq currently ranks eleventh among Turkey’s trade partners.

Turkish companies also play a crucial role in Iraq’s reconstruction and development. Since 2003, Turkish construction companies have undertaken projects in Iraq worth in aggregate U.S.$23.6 billion.

Turkey’s main export items to Iraq are food products and beverages, basic metals, furniture, metal products, agriculture, electrical machinery, wearing apparel, rubber and plastic, and machinery and equipment products.

The major industries of Turkish companies operating in Iraq are finance, construction, logistics, energy and wholesale & retail trade.

Iraq is amongst the major trade partners of Turkey in the field of energy, particularly in crude oil imports. The share of Iraq in Turkey’s total crude oil imports was 37.0% in 2016.

The referendum held by the Kurdish Regional Government (“KRG”) on September 25, 2017, despite all the warnings of the international community to the contrary, undermined Turkey’s efforts to stabilize the region and posed a serious threat to Iraq’s territorial integrity and political unity. Subsequently, Turkey has started to implement the counter-measures identified prior to the referendum in a gradual manner and in close coordination with the Iraqi Government with an aim to prevent the KRG leadership to take further steps that will be detrimental not only to Iraq’s territorial integrity and unity, but also regional security.

Another important factor in Turkish-Iraqi relations is the presence of the PKK, a terrorist organization in northern Iraq. The PKK constitutes a threat to Turkey and its people, the security and stability of Iraq, and the region at large. Turkey seeks more resolute support and enhanced cooperation from the Iraqi authorities in ending the presence of this terrorist organization in Iraq.

Throughout 2013 and most of 2014, due to a dysfunctional government and lack of inclusive policies, public support of the Iraqi government has plunged and sectarian and ethnic based tensions have soared. DAESH quickly occupied large parts of Iraq by taking advantage of the social and political crisis inflamed by sectarian conflicts. Turkey believes that, in addition to the military efforts supported by the Global Coalition to Counter DAESH, established by the members of the international community in 2014 to strengthen cooperation in this struggle, regaining the alienated segments of Iraqi society through inclusive policies and establishment of a functioning federalism based on fair power and revenue sharing, as stated in the Iraqi constitution, is the sole remedy to defeat DAESH and achieve durable stability in Iraq. Furthermore, the underlying economic and structural drivers of instability should be addressed by a comprehensive overhaul of the administration.

Turkey has been supporting humanitarian relief efforts in Iraq since the beginning of the DAESH crisis. Turkey has set up three Internally Displaced Persons (“IDP”) camps in KRG that host almost 40,000 IDPs and opened its doors to more than 300,000 Iraqis, including 20,000 Yezidis and Christians. Additionally, Turkey has donated 1,500 truckloads of humanitarian assistance and 1,000 containers for the housing needs of internally displaced persons in Iraq. During the period between 2014 and 2016, Turkish Cooperation and Development Agency supplied a total of U.S.$3 million in both humanitarian and development aid to various regions in Iraq.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as a High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, three HLCC meetings were co-chaired by Turkish and Iranian Presidents. Developments in Iran are of direct consequence to Turkey. Turkey has continually sought to engage Iran in helping stabilize the region. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Therefore, Turkey considers diplomacy and negotiation the only option in the resolution of the Iranian nuclear program and supported the negotiation process between P5+1 (China, France, the Russian Federation, the United Kingdom, the United States and Germany) and Iran which culminated in the adoption of the Joint Comprehensive Plan of Action on October 18, 2015.

Iran is an important trading partner of Turkey. In 2012, the volume of trade between Turkey and Iran reached a record level of U.S.$21.8 billion dropped to U.S.$14.5 billion in 2013, and U.S.$13.7 billion in 2014. The trade volume further decreased to U.S.$9.7 billion in both 2015 and 2016. In 2016, because of the low oil and gas prices, Turkey had a trade surplus with respect to Iran for the first time in 9 years. Turkey’s major products exported to Iran are precious metals particularly gold and jewelry products, steel profile, automotive supply products, fiberboard and land transportation vehicles. Major products imported from Iran are mineral fuels and mineral oils, plastics and articles thereof, copper and articles thereof, organic chemicals, and fertilizers.

Iran is one of Turkey’s main partners in energy trade. In 2016, Turkey imported 28.0% of total oil imports from Iran and 16.6% of natural gas imports.

The tourism sector constitutes the main part of Turkey’s service trade, as well as trade in goods. The number of Iranian tourists visiting Turkey has increased rapidly in the last decade and reached 1.2 million in 2012. In 2016, the number of tourists from Iran was approximately 1.6 million, which accounted for a 6.6% share of the total number of tourists visiting Turkey during that same period.

Given that Turkish and Iranian economies complement each other, bilateral relations between Turkey and Iran, particularly in trade and energy, are expected to accelerate rapidly since the sanctions related to Iran’s nuclear program were lifted in early 2016. The Preferential Trade Agreement between Turkey and Iran, which came into effect in 2015, is an instrument in increasing bilateral trade.

Syria

Turkey has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Turkey and Syria had contributed positively to bilateral trade, investment and tourism until the conflict erupted.

In March 2011, the Syrian people staged peaceful demonstrations, demanding democracy, freedom, human rights and the rule of law. However, the Syrian regime responded to these demonstrations with lethal force. In the weeks and months that followed the initial protests, the regime continued its policy to suppress peaceful protests by using heavy weapons, tanks, fighter aircraft and ballistic missiles. On November 30, 2011, former Minister of Foreign Affairs Ahmet Davutoğlu announced measures, in close consultation with the Arab League, to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures included (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey, (iv) ceasing transactions with the Syrian Central Bank, (v) terminating oil exports from Syria, and (vi) freezing credit relations with the Syrian government. On May 30, 2012, after the violence committed by the Syrian security forces in the town of Houla, and pursuant to Article 9 of the Vienna Convention on Diplomatic Relations, Turkey, as the host country, requested that the Syrian Chargé d’Affaires in Ankara and all other diplomatic personnel of the Embassy to leave the country.

On December 4, 2012, NATO approved the augmentation of Turkey’s air defense capabilities. United States, German and Dutch batteries were deployed in Turkey beginning in early 2013. In August 2015, the United States and Germany decided to remove Patriot missile batteries from southern Turkey on technical and stational grounds. As of January 2015, one Spanish Patriot battery and, since July 2016, an Italian SAMP/T battery have been deployed in Turkey.

On March 23, 2014, a Turkish fighter jet shot down a Syrian jet and on May 16, 2015, a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

The regime’s aggression and the growing presence of extremist and terror elements supported by the regime (particularly in the northern parts of Syria) constitute a deep and increasing concern for Turkey’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Turkey’s national security. See “Description of the Republic—Foreign Policy—Terrorism” for more information on Turkey’s fight against DAESH.

Following the terrorist attack that took place in Suruç, Turkey, on July 20, 2015, and DAESH’s targeting Turkey’s military border post on July 23, 2015, Turkey took necessary military actions against the terrorist organization in Syria. On July 24, 2015, Turkish Air Force hit certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter. On December 3, 2015, the Prime Minister of Turkey announced that Turkey is setting up “physical barriers” in the 98 km (61 mile) stretch of land controlled on the Syrian side by DAESH.

The situation in Syria progressively deteriorated in 2013-2016, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2015, the number of Syrians who sought refuge in neighboring countries surpassed 4.8 million. The death toll reached 245,000. The number of those in need of assistance inside Syria rose to 13.5 million. Turkey is continuing its humanitarian efforts to provide shelter to people fleeing the conflict in Syria employing an open-door policy without discrimination. As of December 2016, 258,494 Syrians were hosted in 23 temporary protection centers throughout Turkey and the total number of Syrians under temporary protection in Turkey reached 3.0 million. Further, the Turkish Government has spent approximately U.S.$25.0 billion (inclusive of NGOs and municipalities), whereas the total contribution Turkey has received from the international community has been limited to just U.S.$512 million.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Turkey to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Turkey with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Turkey through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial €3 billion of resources for Syrians under temporary protection in Turkey. On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and sharing the work of hosting Syrians. According to the agreement, the EU allocated €3 billion to Syrians in Turkey in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional €3 billion by the end of 2018. On April 4, 2016, the agreement went into effect.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$590 million as of December 2016. Since July 2014, Turkey has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165.

On December 18, 2015, the United Nations Security Council unanimously agreed on Resolution 2254 endorsing an international roadmap for a Syrian peace process. Turkey has announced that it supports a solution in which Bashar Assad would be transitioned out in the envisaged political transition process through absolute transfer of power to a transitional government body.

In late 2016, Turkey helped establish a ceasefire in Aleppo, which was later expanded to a nationwide ceasefire that came into effect on December 30, 2016, supported by Turkey and Russia as guarantors.

Turkey continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Turkey remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Israel & Palestine

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on pre-1967 borders that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

On June 3, 2016, Turkey’s Deputy Prime Minister participated in the Paris Ministerial Meeting where participants met to revive the Middle East peace process. On January 15, 2017, Turkey’s Minister of Foreign Affairs Mevlüt Çavuşoğlu participated in the Middle East Peace Conference in Paris where the international community confirmed its commitment to the two-state solution.

Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. It carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), Prime Ministry Disaster and Emergency Management Authority, and Turkish Red Crescent. Moreover, Turkey pledged U.S.$200 million for the period of 2014-2017 at the Donors Conference in Cairo, which took place on October 12, 2014 for the reconstruction of, and the humanitarian aid to Gaza. Turkey’s development assistance to Palestine was approximately U.S.$138.8 million for the 2014-2016 period. In 2016, the overall development assistance provided to Palestine was U.S.$42.1 million, U.S.$31.7 of which was allocated to Gaza. Turkey will continue its contribution for urgent needs and the reconstruction of Gaza and the sustainable development of the Palestinian economy.

In 2016, Turkey’s bilateral trade volume with Palestine was U.S.$97.0 million. For the first quarter of 2017, trade volume reached U.S.$35.3 million.

Following the Procedural Agreement on Compensation between Turkey and Israel, bilateral relations entered into a new era. Ambassadors started their duties on both sides in December 2016, Israeli Minister of Energy visited Turkey in October 2016 and Turkish Minister of Culture and Tourism visited Israel in February 2017.

Turkish-Israeli economic relations continued to develop in recent years. The bilateral trade volume was U.S.$4.0 billion in 2012, U.S.$4.6 billion in 2013, U.S.$5.5 billion in 2014, U.S.$4.2 billion in 2015 (declining due to the decreasing oil prices) and U.S.$4.4 billion in 2016.

Turkey is keen to deepen its economic and commercial relations in sectors where the possibility of cooperation is strong, including sectors such as trade, energy, tourism, finance, high-tech, maritime and land transportation, construction and agriculture. To that end, the Turkish Exporters Union visited Israel in May 2017.

Energy constitutes a positive agenda item between Turkey and Israel, after the normalization of relations. The new gas discoveries in the Eastern Mediterranean over the recent years made the region an important potential natural gas supplier. Various studies point to Turkey as the most viable and profitable route for the transportation of oil and gas resources, and Turkey is interested in adding the Israeli gas to its energy portfolio, if realized, on a profit-based approach. Bilateral discussions on technical level are ongoing between the Energy Ministries of the two countries.

Turkish Airlines is the second airliner in Tel Aviv Ben Gurion Airport, just after El Al. As of the end of 2016, Turkish air carriers make 182 reciprocal scheduled flights every week between İstanbul and Tel Aviv (up from 100 in 2015).

Israeli tourists visiting Turkey reached 83,740 in 2012, 164,917 in 2013, 188,608 in 2014, and 224,566 in 2015 and 293,988 in 2016.

Tunisia

Turkey and Tunisia enjoy strong relations. In the aftermath of the 2011 Jasmine Revolution, Tunisia has succeeded in establishing a young and vibrant democracy. Turkey has extended support to all successive Tunisian governments since 2011 and provided substantial bilateral contributions in different fields. A financial package from Turkey of U.S.$500 million was provided to Tunisia comprised of a U.S.$100 million grant, a U.S.$200 million loan and a credit line of U.S.$200 million, in line with the pledge announced by the Minister of Economy during his visit to Tunisia on January 23, 2012. In 2016, Turkey announced that after full utilization of the remaining credit line from the financial package, an additional U.S.$100 million project based Eximbank credit would be granted to Tunisia.

Turkey continues to support Tunisia as it faces new challenges in its democratic transition and other challenges in its region.

Libya

In accordance with United Nations Security Council decisions on Libya, Turkey supports the Libya Political Agreement and the institutions validated by it. Turkey is a co-signatory to the 2015 Rome, 2016 Vienna and 2016 New York Joint Statements in respect of Libya. Turkey supports the Presidency Council and the Government of National Accord as the sole legitimate government of Libya. Turkey encourages all Libyan stakeholders to act in a spirit of compromise and reconciliation towards a democratic transition period, where the rule of law prevails. The Turkish Embassy in Tripoli was reopened at the beginning of 2017. In 2015, Turkey introduced visa requirement to Libyans, except for holders of U.S. or EU Schengen visas.

Egypt

Due to Egypt’s decision to name the Turkish Ambassador in Cairo “persona non grata” and with Turkey’s decision to reciprocate on November 23, 2013, the level of diplomatic relations between Turkey and Egypt has been diminished to the level of Chargé d’Affaires. Pursuing a policy of non-hostility, Turkey remains among the main trade partners of Egypt.

Yemen

In the face of the forceful seizure of power in Yemen by the Houthis in February 2015, Turkey supports the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi. Turkey believes that a lasting settlement in Yemen is possible only through peaceful political dialogue and reconciliation, based on the parameters set by the Gulf Cooperation Council Initiative, the National Dialogue Conference outcomes and the UN Security Council Resolution 2216 in 2015.

Turkey, an active member of the Friends of Yemen Group, provides support to Yemen to meet certain urgent needs and to help realize the economic development goals of Yemen. Turkey committed a project-based grant of U.S.$100 million on September 29, 2012, at the Friends of Yemen Group meeting in New York.

Gulf Cooperation Council

Turkey has strong political, economic, commercial and cultural ties with the Gulf countries, based on deep-rooted common history, common values and interests. Turkey views its relations with the Gulf countries from a strategic perspective and wishes to further develop its relations with the Gulf Cooperation Council (“GCC”). To this end, there is common will and mutual understanding between Turkey and the GCC. In 2008, the Turkey-GCC High Level Strategic Dialogue Mechanism was established. The most recent Turkey-GCC Foreign Ministers meeting was held in Riyadh on October 13, 2016. During this meeting, it was agreed to resume the Turkey-GCC Free Trade Agreement negotiations that had been suspended in 2009. The sixth Turkey GCC Foreign Ministers meeting is expected to be held in Turkey in the last quarter of 2017.

High-level bilateral visits are frequently held between Turkey and the Gulf countries and several agreements have been signed, which contribute to the expansion of relations in all fields between Turkey and the GCC countries. In this regard, the first meeting of the Turkey-Kuwait Joint Committee for Cooperation was held on October 24, 2013, among Foreign Ministers. Turkey and Qatar established the Supreme Strategic Committee in December 2014. The Committee has held two meetings thus far, the first on December 2, 2015 in Doha and the second on December 18, 2016 in Trabzon. Turkey and Saudi Arabia established a similar mechanism in 2016,the Saudi Coordination Council.

Energy constitutes an essential dimension of the relations between Turkey and the region. In line with its developing economy and thus increasing energy demand, Turkey’s energy imports from the Gulf countries, especially Qatar, Saudi Arabia and Kuwait, have been steadily growing over the recent years. The share of Kuwait and Saudi Arabia in Turkey’s crude oil import in 2016 was 10.0% and 9.0% respectively. The share of Qatar in Turkey’s natural gas import in 2016 was nearly 2.0%.

South Caucasus

Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region. The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (“NK”). The conflicts are a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region. The Nagorno-Karabakh (“NK”) conflict constitutes a major impediment to the establishment of peace, stability and prosperity and it prevents the emergence of a cooperative atmosphere in the South Caucasus. Several ceasefire violations by Armenia against Azerbaijan have occurred and continue. Since 1994, there have been numerous unsuccessful attempts to broker peace by the Minsk Group. Due to the failure of mediation efforts, the region faces risk of renewed hostilities and escalating militarization. Turkey is a member of the OSCE Minsk Group and continues to support the efforts towards the peaceful settlement of the NK conflict within Azerbaijan’s territorial integrity and sovereignty. Turkey is also working on confidence building measures including ones in the transport sector with a view to creating peace, stability and prosperity atmosphere in the region.

The process that Turkey initiated with Armenia for the normalization of its relations should also be regarded as the reflection of this interest. The signing of the protocols on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Turkey keeps its adherence to the protocols and remains committed to the normalization process. However, Armenia did not display a similar approach as shown by recalling the Protocols from the Armenian Parliament in February 2015.

Turkey’s relations with Azerbaijan and Georgia are multifaceted and strategic. The three countries are engaged in substantial regional cooperation projects in the fields of energy and transportation. Turkey attaches special importance to the region due to its position as an energy importer in line with its increasing energy demand as well as its role in transporting the Caspian energy resources to European and world markets.

Additionally, Turkey organizes trilateral meetings of the Ministers of Foreign Affairs of Turkey-Azerbaijan-Iran, Turkey-Azerbaijan-Georgia and Turkey-Azerbaijan-Turkmenistan as well as meetings of the Ministers of Energy of Turkey-Azerbaijan-Turkmenistan.

Turkey’s economic relations with the South Caucasus have been steadily improving. Turkey’s trade volume with the countries of the region amounted to U.S.$ 3.0 billion in 2016.

Central Asia

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (“CARs”). Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the whole world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s trade volume with the countries of the region reached U.S.$8.3 billion at the end of 2016. In addition, Turkish construction companies have completed approximately U.S.$75.5 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$4.6 billion as of the end of 2016. More than 2,000 Turkish companies are operating in the region.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries, which has been held since 1992, with a view to increasing solidarity and cooperation among the CARs. This process gained an institutional structure through the Establishment of the Cooperation Council of Turkic Speaking States in 2010. The Council has been conducting various projects, ranging from education to transportation including establishing the International Turkic Academy and Turkish Culture and Heritage Fund in Astana and Baku, respectively.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face security challenges. Turkey is closely working with these countries to assist them in their effort to strengthen their security environment.

Afghanistan

Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country.

The Resolute Support Mission (“RSM”) was launched by NATO on January 1, 2015. Turkey is a “framework nation”—a term used by NATO to define a nation accepting the primary responsibility for completing the tasks assigned to a multi-national headquarters groups and/or units. Other framework nations in Afghanistan are the United States, Germany and Italy. Turkey assumed responsibility for managing Hamid Karzai International Airport in Kabul on January 1, 2015. Turkey will continue its lead role in 2018.

The total amount of Official Development Aid (“ODA”) of Turkey to Afghanistan between 2012 and 2016 is U.S.$494 million.

ODA towards Afghanistan mainly focuses on education, health, water and water sanitation and transportation.

The largest part of Turkey’s development assistance is dedicated to education in Afghanistan. Turkey has built more than 100 schools in Afghanistan and is working to establish “Mevlana Celaleddin-i Rumi Turkish-Afghan Women University”. A sum of U.S.$60 million is being allocated to this university from Turkey’s international pledge to Afghanistan for the 2015-2017 period. Health is the second largest field of Turkey’s development assistance to Afghanistan. As of the end of 2015, more than 250 projects were completed in this field with 17 hospitals or clinics and 200 schools built or repaired. Thus far, approximately 4 million Afghans have been served by hospitals, clinics and mobile health clinics built/repaired or operated by Turkey.

At the Tokyo Conference in 2012, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2015-2017 period. This pledge was reiterated during the London Conference in 2014.

At the Brussels Conference in 2016, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2018-2020 term. Turkey holds coordination meetings related thereto with the participation of the relevant institutions and Ministries to determine the necessary projects.

Turkey has already fulfilled its commitment made at the NATO’s Chicago Summit in 2012 to provide U.S.$60 million for the sustainment of the Afghan National Defense and Security Forces for the 2015-2017 period. In NATO’s Warsaw Summit in 2016, Turkey pledged an additional U.S.$60 million for the 2018-2020 period.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved into a concrete platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. The process has three dimensions: political dialogue, security cooperation and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businesspersons and members of the media. The Eighth Summit meeting was held in Ankara in February 2014.

Turkey also participates in the Regional Economic Cooperation Conference on Afghanistan (“RECCA”). The most recent RECCA meeting was held in 2015 and the next meeting (the seventh) is scheduled for November 14-15, 2017. The role of RECCA since its inception in 2005 has been instrumental in promoting regional economic cooperation in the wider Central, South and Southwest Asia and beyond.

Turkey also continues to encourage regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”). Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates. Turkey organized “Critical Infrastructure Protection from Terrorist Attacks Course” in June 2016 and “Radicalization, Terrorism and Universities” course in November 2016 under the Counter-Terrorism CBM. The sixth Ministerial Conference of the Process was held in Amritsar, India, on December 4, 2016.

Asia-Pacific

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has adopted policies geared towards a more constructive relationship with the region. The main elements of the policy include, fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks and strengthening cultural ties.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong both economically and politically. Since 2014, Turkey has successfully established strategic relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Turkey’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Turkey and the East Asian countries (China, Japan, and Korea) reached U.S.$39.3 billion in 2016. Trade with ten ASEAN members was U.S.$9.5 billion in 2016.

Turkey aims to liberalize its trade with the region. Turkey-South Korea Free Trade Agreement (“FTA”) has been effective since May 2013. Turkey-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. Turkey-Singapore FTA was signed in November 2015.

Turkey’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012 is another example of its opening to the Asia-Pacific region, as are the signing of the ASEAN Treaty of Amity and Cooperation in 2010, a turning point, and its active participation in the Pacific Islands Forum as Post-Forum Dialogue Partner.

Turkey regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. Turkey will continue its engagement with the new ASEAN Economic Community in various sectors. Turkey’s Sectoral Dialogue Partnership (“SDP”) with ASEAN, approved in August 2017 will lead to stronger dialogue and sectoral cooperation. The SDP to ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, construction and health.

Turkey’s involvement in development aid in the Asia-Pacific region is relatively new. Turkish Cooperation and Coordination Agency has increased the number of its development projects and strengthened its presence by opening offices in Yangon, on February 1, 2013, and Manila, on April 8, 2015.

Turkish Airlines flies to all major capitals in the Asia-Pacific region. As of the end of 2016, from its hub in Istanbul, the national flag carrier operates 211 flights to the region. The number of tourist arrivals to Turkey from the Asia-Pacific countries reached 1.2 million people in 2015.

Middle Corridor/Silk Road/Belt and Road

Turkey signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Turkey and the Government of the People’s Republic of China (the “Middle Corridor Initiative”) on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan - Kazakhstan - Caspian Sea - Azerbaijan - Georgia and Turkey, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

The Marmaray tube crossing under the Bosporus Bridge has already been built and links Europe and Asia. The opening ceremony of the third Bosporus bridge (Yavuz Sultan Selim) was held on August 26, 2016. Another tube link under the Bosporus is being constructed. The third link, 3 Level Bosporus Tunnel and the new international airport of Istanbul are also under construction and will be part of an intermodal transport linkage between Europe and Asia. Once the Baku-Tbilisi-Kars railway project becomes operational, at the end of 2017, an uninterrupted railway line will connect Beijing to London through the Caspian Sea and the Bosporus.

Turkey was represented by a delegation led by H.E. Mr. Recep Tayyip Erdoğan, President of the Republic of Turkey at the “The Belt and Road Forum For International Cooperation” held in Beijing on May 14-15, 2017.

Turkey believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity and stability, as well as cultural exchange, enhancing people-to-people contacts between Turkey and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Turkey supports investment projects in the fields of transportation, logistics, infrastructure development, energy and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

In recent years, Turkey’s relations with the region have been transformed into a mutually reinforced political-economic partnership.

The partnership was further strengthened by the Second Turkey-Africa Partnership Summit held in Malabo, Equatorial Guinea, in November 2014. At the Summit, an Implementation Plan for Turkey-Africa Partnership for 2014-2019 was outlined. In connection with this Plan, in cooperation with the African Union, Turkey hosted the first ever ‘‘Turkey-Africa Economy and Business Forum’’ on November 2-3, 2016, which was attended by H.E. Idriss Deby Itno, President of the Republic of Chad and Term President of the African Union, Patrice Trovoada, Prime Minister of Sao Tome and Principe, government officials, and businessmen from both countries.

Turkey pursues a multilayered policy in Africa, aiming to establish close political relations by intensifying bilateral high level visits and defending the rights of various African nations at the bilateral and multilateral level, assisting certain African countries to overcome economic difficulties through trade, investment and humanitarian assistance; when duly requested, playing a role through diplomacy in the settlement of conflicts and disputes, supporting progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in seven out of nine peacekeeping missions in the continent.

As of the end of 2016, there are 39 Turkish embassies located in Africa. Currently, 33 African countries have embassies in Ankara.

Turkey’s trade volume with Sub-Saharan Africa reached U.S.$6.0 billion in 2015 and U.S.$5.8 billion in 2016. Overall trade volume with the entire African continent reached U.S.$17.5 billion in 2015 and U.S.$16.7 billion in 2016. Major items exported to Africa are iron and steel, boilers, machinery and mechanical appliances, mineral fuels and oils, and electrical machinery and equipment. Major items imported from Africa are mineral fuels and oils, jewelry and precious metals, cocoa, plastics and articles, copper and articles, and iron and steel.

In line with the developing relations, the value of Turkish direct investments to Sub-Saharan African countries is also steadily increasing. Many being exemplary of their kind in a number of African countries, Turkish investors employ local labor force, use home-produced resources and export final products to third countries. Total Turkish direct investments in Africa are estimated to be approximately U.S.$6.0 billion. Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

Turkey also participates in the efforts to ensure access to clean and affordable energy for all in Africa, particularly in the Sub-Saharan region. In 2015, during Turkish Presidency, the G-20 Voluntary Energy Access Action Plan focusing on Sub-Saharan Africa was adopted. Turkey continued to follow the topic during the Chinese G-20 Presidency.

TIKA, with its 16 coordination offices across the continent, is the key governmental agency carrying out humanitarian and development assistance in most of the African countries. Turkey has substantially increased its official development assistance to the African countries. While having provided U.S.$269.8 million in 2011, Turkish official development assistance to Sub-Saharan Africa reached U.S.$383.3 million in 2014, and $395.0 million in 2015.

Turkey, as one of the leading donors in Somalia, remains committed to supporting the country in its state and peace building process at both bilateral and international platforms. To this end, Turkey hosted the Ministerial Somalia High Level Partnership Forum on February 23-24, 2016 in İstanbul.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 51 destinations across the continent.

Turkey has been providing several scholarships to African students. For the 2015-2016 and 2016-2017 academic years, 1,137 and 1,255 scholarships were allocated to students from the continent, respectively.

Latin America and Caribbean

Turkey has been pursuing an outreach policy towards the Latin America and Caribbean (“LAC”) region since 1998 to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Turkey and countries of the region have gained momentum. Two official Presidential visits from Ecuador and Chile took place in Turkey in 2012. In 2013, the President of Mexico visited Turkey. During the visit, relations between Turkey and Mexico were elevated to the level of strategic partnership and Mexico became Turkey’s second strategic partner in the region following Brazil. President Recep Tayyip Erdoğan visited Colombia, Cuba and Mexico from February 9-13, 2015. The visit was the first presidential tour to Latin America from Turkey in the last 20 years. From January 31 to February 4, 2016, President Erdoğan made his second tour to the LAC region in a year, visiting Chile, Peru and Ecuador.

Turkey opened embassies in Quito, Ecuador in 2012, Santo Domingo, Dominican Republic in 2013, and in San Jose, Costa Rica and Panama in 2014 and Guatemala City in 2015, in addition to the existing eight Embassies in 2011, and a Consulate General in Sao Paulo. Latin American countries also increased their representation in Turkey. The number of LAC resident Embassies in Ankara reached 11 at the end of 2016, up from nine at the beginning of 2012. Moreover, TIKA opened its Coordination Office in Mexico City and Bogota. Through such enhanced representation, Turkey is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Bogota, Panama City, Havana and Caracas to its destinations in 2016, which also contributes to strengthening the relations in the fields of tourism, culture, economy and trade.

Turkey’s economic and commercial relations with the region increased in recent years. Trade volume between Turkey and the LAC region in 2012 was U.S.$8.0 billion (export U.S.$2.9 billion, import U.S.$5.1 billion); in 2013 was U.S.$7.9 billion (export U.S.$2.9 billion, import U.S.$ 5.0 billion); in 2014 was U.S.$8.2 billion (export U.S.$2.7 billion, import U.S.$5.4 billion); in 2015 was U.S.$7.1 billion (export U.S.$2.1 billion, import U.S.$5.0 billion); and in 2016 was U.S.$7.0 billion (export U.S.$1.9 billion, import U.S.$5.1 billion). Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with Mexico, Colombia, Peru and Ecuador.

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance and the Central American Integration System. Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with Mercosur countries and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet. Turkey also signed a Memorandum of Understanding with the Organization of Eastern Caribbean States (“OECS”) in June 2016, which established, for the first time, institutional ties between Turkey and the OECS.

ECONOMY

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.

Turkey’s real GDP annual growth rate averaged 5.5% during the period from 2012 to 2016. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$214.6 billion in 2010 to approximately U.S.$304.9 billion in 2015. See “Debt-External Debt and Debt Management” for details.

In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and trade by the Republic with states consisting of the Commonwealth of Independent States (CIS) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.

In 2016, growth was mainly driven by the increase in domestic demand. External demand’s contribution to growth in 2016 was negative. The unemployment rate in 2016 increased due to the rise in labor force participation. Inflation in 2016 increased due mainly to increases in administered prices and unfavorable exchange rates. In 2016, the current account balance did not show any significant change compared to 2015. Despite the decline in travel revenues, the improvement in foreign trade balance has limited the current deficit. In financing the current account, long-term investments have maintained their weight.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The Action Plan of the Business and Investment Climate Improvement Program became effective on February 16, 2015. The Program intends to increase investments by improving existing mechanisms and is built on four pillars: (1) Improving Bureaucratic Procedures; Improving Judiciary Processes, (2) Facilitating the Provision of Investment Location, (3) Improving the Governance of Business and (4) Investment Climate at Regional Level. The Program targets (i) increasing the share of private sector investment in GDP to 19.3% by the end of 2018 which was 15.9% in 2015, (ii) reaching U.S.$92.8 billion cumulative international direct investment for the 2014-2018 plan period (excluding real estate), and (iii) ranking among the top 40 countries in the Ease of Doing Business Index created by the World Bank Group. International direct investment flows reached U.S.$42.7 billion for the 2014-2016 period, while Turkey’s rank in the Ease of Doing Business Index declined from 63rd to 69th in 2016. Since the new GDP series dataset announced by TURKSTAT does not provide investment expenditures’ breakdown, the share of private sector investment expenditures in GDP data is not available.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Turkey’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

GROSS DOMESTIC PRODUCT

Table 2

	2012	2013	2014	2015	2016
Real GDP (millions of TL)	1,262,160	1,369,334	1,440,083	1,527,318	1,571,250
Nominal GDP (millions of TL)	1,569,672	1,809,713	2,044,466	2,337,530	2,590,517
Turkish Lira/US dollar (annual average)	1.793	1.901	2.188	2.720	3.021
Nominal GDP (millions of dollars)	871,123	950,351	934,855	861,467	856,791
Population (mid-year, in thousands)	74,224	75,176	76,055	76,903	77,738
Per capita GDP (at current prices, in dollars)	11,588	12,480	12,112	11,014	10,807

Source: TURKSTAT

In 2012, the slowdown in the pace of growth of economic activity continued each quarter. Namely, measures taken in 2011 yielded a gradual decline in domestic demand. Therefore, exports were enhanced through the near and Middle East to circumvent the distress in European markets and the effects of weak domestic demand and to prevent a sharp decline in GDP growth rate. On the other hand, a new investment incentive program was introduced to stimulate production. However, those efforts did not suffice to support aggregate domestic demand, and it shrank by 1.7%, while net exports grew by 3.0% in 2012. On the production side of the economy, agriculture, industrial sector and services sectors grew by 2.2%, 3.6% and 6.1%, respectively. Thus, the annual GDP growth rate was 4.8%. In 2012, agriculture, industrial sector and services sectors accounted for 7.8%, 19.3% and 61.2% of the GDP, respectively.

In 2013, domestic demand recovered somewhat thanks to increases in both private consumption and total investment expenditures which were recorded as 7.9% and 13.8% respectively. Therefore, growth in net exports declined 1.8% due to the recovery in domestic demand. On the production side, agriculture, industrial sector and services sectors grew by 2.3%, 9.0% and 8.3%, respectively. High value added rises in services sector mainly stemmed from construction and financial intermediation services sectors. In sum, the GDP growth rate was 8.5% in 2013. Agriculture, industrial sector and services sectors accounted for 6.7%, 19.6% and 61.2% respectively.

In 2014, growth rate of domestic demand declined to 3.2%, mainly caused by a sluggish increase in private consumption expenditures which was 3.0%. Sluggish domestic demand and depreciation in domestic currency bolstered the growth of net exports somewhat and was recorded as 1.9%. On the production side, agricultural sector grew only by 0.6% due to unfavorable weather conditions. The industrial sector grew by 5.6%. Capital goods production and energy production were the main leading manufacturing sectors which recorded 5.4% and 4.3% growth rates respectively. On the other hand, mining sector’s production growth rate occurred as 7.4%. The services sector grew by 6.1%, which was mainly fueled by financial intermediation services, professional, scientific and technical activities, education and entertainment activities, which recorded 10.2% and 10.7% growth rates, respectively. Consequently, GDP grew by 5.2% in 2014. Agriculture, industrial sector and services sectors accounted for 6.6%, 20.1% and 61.8% of GDP, respectively.

In 2015, domestic demand recovered rapidly and became the main driver of a 6.1% GDP growth rate, while net exports contributed only 0.5% to GDP. Private consumption and total investment expenditures grew by 5.5% and 9.2%, respectively. Similarly, public consumption expenditures grew by 4.1% and contributed buoyant domestic demand. Total domestic demand grew by 5.4% and net exports increased by 0.5%. On the production side, favorable weather conditions and base effect elevated agricultural production sharply and agricultural value added recorded 9.1% growth. Industrial value added growth carried on its moderate pace and recorded 5.0% growth rate. The services sectors value added grew by 5.4% in 2015, mainly driven by financial services and professional, scientific and technical activities and trade, transport and accommodation services. Agriculture, industrial sector and services sectors accounted for 6.9%, 19.8% and 61.5% of GDP, respectively.

In 2016, due to the July 15 coup attempt, economic activity slowed down in third and fourth quarters of the year and GDP increased only by 2.9% for the whole year. Public and private consumption expenditures, bolstered domestic demand, which grew by 4.2%, while net exports decreased by 1.3%. Increase in total investment expenditures was 2.3%, which is somewhat weak. On the production side, due to unfavorable weather conditions and large base effect, agricultural sector shrank by 4.1%, a 9-year historical bottom. Thanks to the recovery in fourth quarter, the industrial sector and the services sector recorded modest growth rates, at 4.5% and 3.0% respectively. Agriculture, industrial sector and services sectors accounted for 6.1%, 19.7% and 62.3% of GDP, respectively.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of TL)	Percentage change from prior year (%)	GDP at Current prices (in millions of US$)	Percentage change from prior year (%)	Real GDP (in millions of TL, Chained Volume)	Percentage change from prior year (%)
2012	1,569,672	12.6	871,123	4.7	1,262,160	4.8
2013	1,809,713	15.3	950,351	9.1	1,369,334	8.5
2014	2,044,466	13.0	934,855	-1.6	1,440,083	5.2
2015	2,337,530	14.3	861,467	-7.9	1,527,318	6.1
2016	2,590,517	10.8	856,791	-0.5	1,571,250	2.9

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2012	2013	2014	2015	2016
Agriculture	7.8	6.7	6.6	6.9	6.1
Industry	19.3	19.6	20.1	19.8	19.7
Manufacturing	15.9	16.2	16.8	16.7	16.7
Services
Construction	7.5	8.1	8.1	8.2	8.8
Trade, Transport, Accommodation	22.0	21.8	22.3	22.2	21.2
Information and Communication Technologies	2.4	2.4	2.4	2.4	2.4
Financial Services	2.9	3.1	2.9	3.0	3.3
Real Estate	8.6	8.2	8.0	7.7	7.8
Professional, Administrative and Supportive Services	4.5	4.6	4.8	5.2	5.3
Taxes-Subsidies	11.7	12.4	11.6	11.9	11.9
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2012	2013	2014	2015	2016
Agriculture	2.2	2.3	0.6	9.1	-4.1
Industry	3.6	9.0	5.6	5.0	4.5
Manufacturing	2.3	9.3	6.1	5.9	3.9
Services
Construction	8.3	14.0	5.0	4.9	7.2
Trade, Transport, Accommodation	7.7	6.5	6.8	6.6	-0.8
Information and Communication Technologies	8.7	8.9	7.2	3.9	6.3
Financial Services	0.1	25.8	10.2	7.7	7.1
Real Estate	4.3	2.9	2.5	2.4	3.6
Professional, Administrative and Supportive Services	8.4	12.5	10.7	15.3	5.6
Taxes-Subsidies	1.6	12.5	2.1	9.5	3.4
GDP Total	4.8	8.5	5.2	6.1	2.9

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

In 2012, the slowdown in the economic activity was reflected in industrial sector. Total industrial production and manufacturing production increased by 2.5% and 2.3%, respectively, while value added of industrial sector was 3.6%. The manufacturing sector capacity utilization rate was 76.5%.

In 2013, thanks to recovery in the domestic economy, industrial production and manufacturing industry production rose by 3.0% and 4.0%, respectively, and the capacity utilization rate was 76.7%. Value added in industry increased by 9.0% in 2013.

In 2014 and 2015, industrial sector carried on its moderate pace. Industrial production rose by 3.6% and 3.2%. Manufacturing industry production rose by 3.2% and 3.6%. Capacity utilization rates were 75.0% and 76.8% in 2014 and 2015. Value added in industry increased by 5.6% in 2014 and 5.0% in 2015.

In 2016, industrial sector’s value added growth rate was negatively affected by fail coup attempt and grew only by 4.5% while industrial production index and manufacturing production index grew by 1.9% and 1.4%, respectively, and capacity utilization rate was 77.4%.

The following table presents industrial output for products for the periods indicated:

Table 6

	(in TL Millions)				(% change)
	2012	2013	2014	2015	12/11	13/12	14/13	15/14

Hard Coal	876	818	769	562	4	-7	-6	-27
Lignite	6,816	6,246	5,927	5,155	8	-8	-5	-13
Natural Gas	373	348	351	n/a	14	7	0,9	n/a
Iron Ores	1,201	1,267	1,530	1,245	36	6	21	-19
Lead, Zink, Tin Ores	407	566	608	821	43	39	7	35
Other Non-Iron Metal Ores	1,501	1,152	2,159	1,166	35	-23	87	-46
Marble and Building Stones	2,100	2,681	2,430	2,724	50	28	-9	12
Limestone and Gypsum	538	606	702	756	8	13	16	8
Granules and Pebble Stones	2,061	3,391	2,683	3,114	32	65	-21	16
Other Minerals	822	1,236	1,308	1,421	-11	50	6	9
Meat of Bovine Animals (Fresh or Cooled)	2,755	2,652	3,425	4,036	60	-4	29	18
Poultry (Fresh or Cooled)	6,719	6,840	8,397	8,599	18	2	23	2
Cigarette	3,179	3,567	4,405	4,492	8	12	24	2
Cotton Yarn	7,706	8,292	9,052	8,843	-2	8	9	-2
Woven Fabrics of Cotton	5,896	6,723	7,411	8,617	12	14	10	16
Rough Aluminum	797	766	1,081	1,196	-5	-4	41	11
Tractor (37 kw < engine power < 59 kw)	610	897	1,114	1,500	-25	47	24	35
Automobile (1500 cm3 cylinder volume 3000 cm3	11,299	12,084	15,661	18,826	-9	7	30	20
Tankers	98	n/a	430	380	61	n/a	n/a	-12

Source: TURKSTAT

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources. Thus, it forms a natural energy bridge between the source exporting countries and energy consumer markets and it stands as a key country in ensuring energy security through diversification of supply sources and routes. Therefore, considerations that have gained increased significance in the world today.

Turkey imported 73% of its total energy consumption in 2012, 73% in 2013, 75% in 2014 and 76% in 2015.

Turkey imported 25.0 million metric tons of oil in 2016, compared to 25.1 million in 2015, 18.2 million in 2014, 18.5 million in 2013 and 19.5 million in 2012, marking a 28.2% increase measured over the last five years. Turkey imported 46.3 bcm of natural gas in 2016, compared to 48.4 bcm in 2015, 49.2 bcm in 2014, 45.3 bcm in 2013 and 45.9 bcm in 2012, marking an 8.7% increase measured over the last five years. Turkey imported 24.8 million metric tons of oil equivalent of coal in 2016, compared to 21.9 million in 2015, 19.2 million in 2014, 17.2 million in 2013 and 18.8 million in 2012, marking a 55.0% increase measured over the last five years.

Turkey’s sources of imported oil have diversified recently. While the share of oil from Iran has been decreasing from 39.0% in 2012 to 17.2% in 2016, the proportion of Iraqi oil in total oil imports has risen from 19.0% to 23.1%. Dependence on oil from Russia has not changed in the years between 2012 and 2016 and it has corresponded to approximately 12% of total oil import.

The following table presents Turkey’s oil imports by source countries for the years indicated:

Table 7

Oil Imports (million tons)	2012	2013	2014	2015	2016
Iraq	3.7	6.0	5.5	11.4	9.2
Iran	7.6	5.3	5.2	5.6	6.9
Libya	1.1	0.7	0.1	—	—
Saudi Arabia	2.8	2.8	2.1	2.6	2.4
Russia	2.2	2.3	4.1	7.3	7.8
Azerbaijan	0.2	0.1	—	—	—
Kazakhstan	1.4	1.5	1.5	0.7	0.6
Italy	2.1	1.2	1.4	1.6	0.7
Nigeria	0.4	0.5	1.7	0.5	—
Colombia	—	—	0.6	0.9	—
Others	6.3	8.1	10.4	9.2	12.3
Total Crude Oil Imports	19.5	18.5	17.5	25.1	25.0
Total Crude Oil and Petroleum Products Imports	32.3	32.0	32.5	39.6	40.0

Note: For years of 2012 and 2013, imports of bunker delivery license holders are not included in country-specific figures.

Source: Energy Market Regulatory Authority

Energy development and power generation were priority areas for public investment. In particular, in the second half of 1970s Turkey embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia, and Turkey is continuing to develop hydroelectric sources. The GAP project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). As of December 31, 2016, the installed capacity of GAP hydropower plants in operation was 6,184.7 MW. In addition, as of December 31, 2015, approximately 26.4 % of the total irrigation was completed, 8.9 % was under construction and 64.7 % was at the planning and final design level. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot and long-term liquefied natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. Consequently, nearly 99% of natural gas demand is satisfied by import. The Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has 9 long-term sale and purchase contracts with 6 different supply sources. In 2016, primary natural gas supply amounted 46.719 billion cubic meters (“bcm”) and 80.39% of it was imported by BOTAŞ. 18.83% of it was imported by the private sector and 0.78% of it was produced by wholesale companies that produce natural gas. By the end of 2016, the breakdown of consumption was 36.06% electricity production, 30.38% industry and 25.05% households, government and trade offices 6.0%. Distribution is carried out by local distribution companies. As of the end of 2016, 68 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.

In 2016, Turkey imported 24.5 bcm of natural gas from the Russian Federation, 7.7 bcm of natural gas from Iran and 6.5 bcm of natural gas from Azerbaijan. Turkey also imported 4.2 bcm and 1.2 bcm of natural gas from Algeria and Nigeria, respectively in LNG form. On the other hand, in 2016 Turkey also imported spot LNG from Qatar, Nigeria, Norway, Trinidad and Tobago, France, Belgium, Egypt, Netherlands and USA (reload).

Turkey’s domestic natural gas transmission system is approximately 13,443 km in length. As of the end of 2016, as a consequence of a merger of two distribution companies, the number of firms with a distribution license decreased from 69 to 68. The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to this law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.

Since the enactment of Natural Gas Market Law in 2001 , which aimed to liberalize Turkish natural gas market, crucial steps have been taken to transition to a competitive natural gas market in Turkey. By 2009, four private companies had started to import natural gas from the Russian Federation via Malkoçlar entry point for 4 bcm/year after the contract release tender realized by BOTAŞ. In 2012, Energy Market Regulatory Authority (“EMRA”) Board rendered a decision that paved the way for private sector companies to import natural gas from Iraq. The Board Decision allowed the private sector applications for natural gas import license. As a result, one company obtained an import license in September 2013. BOTAŞ did not extend the Natural Gas Sale and Purchase Contract dated February 14, 1986 with Russian Federation. Then, in July of 2012, EMRA Board rendered a decision relating to natural gas import from Russia via Malkoçlar Entry Point for 6 bcm/year. According to this decision, the private sector companies were allowed to submit applications to obtain import licenses, until August 2012. Four applicants ultimately obtained natural gas import licenses. These private companies, began importing natural gas on January 1, 2013. As of 2016, the market share of BOTAŞ was 84% of the total consumption (up from 80% in 2015).

In December 2012, EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 m3. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development will provide transparency to supplier switching process and functioning of the market.

Amendment of Natural Gas Market Law was sent to the Grand National Assembly in August 2014. It is aimed to enhance liberalization and competition of natural gas market and expected to contribute to the process of liberalization of Natural Gas Market within the Draft Natural Gas Market Law. The preparation of legislative amendments which are necessary to meet the needs of the market has continued throughout 2016.

In November 2016, the draft Organized Natural Gas Wholesale Market By-law was opened to public-consultation by EMRA. The By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, letting the transmission system operator balance the system by entering the continuous trade platform when needed. The Organized Natural Gas Wholesale Market is also expected to give players much needed price signals about the market.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 4628) came into effect in March 2001, with the objective of developing a transparent and competitive electricity market. In March of 2013, the new market law governing the electricity market entered into force. The Electricity Market Law (No. 6446) includes new rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment. These laws provide a framework for establishing institutions and provide the following structural regulations:

•	Creates and maintains the EMRA, as an independent agency, governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution and wholesale (trading and retail)) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.

•	Provides competition, since March of 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 Gigawatt Hour. This eligibility threshold was re-determined in January 2012 as 25,000 kWh, in January 2013 as 5,000 kWh, in January 2014 as 4,500 kWh, in January 2015 as 4,000 kWh, in January 2016 as 3,600 kWh and in January 2017 as 2,400 kWh.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.

Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment.

As of the end of 2016, There are 16 plants in operation based on the BOT Model with total capacity of 1,637.3 MW (down from approximately 2,309 MW in 2015), whereas approximately 6,101.8 MW of capacity was built through the BOO Model. As of the end of the 2016, 66 plants comprising a total of 1,477.5 MW (up from 946.2 in 2015) of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. With the amendments in Law No. 6446, auto-production license was abolished and accordingly all of these licenses will be changed into generation licenses. As of the end of 2016, 1060 Independent Power Producers generated 168.0 TWh, which constituted approximately 61.2% of Turkey’s total electricity generation.

Turkey consumed 279.3 TWh of electricity in 2016. Installed capacity has surpassed 78.5 GW in 2016 and the increase of electrical energy demand has been realized as 5.1% in 2016. Electricity demand is projected to increase annually between 5% and 6% until 2020. With the Bylaw on Competition for the Applications of the Wind and Solar Power Plant Projects (Official Gazette: December 6, 2013, No. 28843), principles and procedures related to applications for projects to be connected to the grid are determined. Within the context of this Bylaw, eligibility criteria are determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid per MW of electricity.

According to the Amendment to Law on Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy (No. 6094) (Official Gazette: January 8, 2011, No. 27809), a new support structure was introduced with varying prices for different renewable based electricity generation, namely: 7.3 US cents per kWh for hydro and wind, 10.5 US cents per kWh for geothermal and 13.3 US cents per kWh for solar and biomass (including waste gases). In addition, MENR issued the By-law on the Domestic Production of the Equipment Used in Facilities Producing Electrical Power with Renewable Energy Resources published in the Official Gazette dated June 19, 2011 (No. 27969) to provide certain support of between 0.4 to 3.5 US cents per kWh to power plants for the utilization of domestically manufactured technical equipment. Additionally, MENR also issued the By-law on Electricity Generating Facilities Based on Solar Power which identifies the standards, testing and audit methods for equipment used in solar power plants in the Official Gazette dated June 19, 2011 (No. 27969). Moreover, the EMRA issued the By-law on Production of Electricity in Electricity Market without License in the Official Gazette dated July 21, 2011 (No. 28001) which identifies methods and principles to be applied for cogeneration facilities that produce electricity for its own needs and renewable energy based facilities with installed capacity below 500 kW and micro cogeneration facilities which are all exempted from licensing requirements .The new Electricity Market Law (No. 6446) aims to increase the amount of generation plants based on renewable resources, increasing the limit of the unlicensed installed capacity to 1 MW. This law also defines methods and principles for unloading excess electricity into the system. Similarly, EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources which identifies methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities (Official Gazette dated October 1, 2013 (No. 28782).

Also by the amendment in Regulation on Documentation and Support of Renewable Energy published in Official Gazette on April 29, 2016, renewable participants in support mechanism have responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market and sell by bilateral contracts. The support amount is determined by total of feed-in-tariff plus the difference of sales and the produced amount multiplied by 98% of Day Ahead Market price.

Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity GES / RES fields. Konya/Karapınar has been determined to be Renewable Zone-1 and is planned to realize 1,000 MW GES capacity. The tender process was completed in March 2017; Kalyon-Hanwha consortium will construct the solar power plant.

By the end of 2016, the share of renewable energy sources in total electricity generation was 33.2% and total wind capacity reached 5,751.3 MW Privatization of the bulk of the publicly held installed capacity in the power generation sector was initiated in 2011. Transmission ownership and market operation functions will remain under government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the nature of the transmission activity.

The electricity sector in Turkey was dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp., Electricity Generation Corp. (“EÜAŞ”) and Turkish Electricity Trading and Contracting Corp. (“TETAŞ”). As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. Moreover, about 83% of electricity generation capacity was held by the private sector in 2016. 17 hydro power plants with a total installed capacity of 63.27 MW and 3 thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and 4 thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzı) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Hopa power plant with installed capacity of 50 MW was privatized in 2016.

While EÜAŞ, a state-owned company, held 43.4% of all installed capacity in 2012, its share in total installed capacity had been reduced to 26.6% by the end of 2016. The total installed capacity of EÜAŞ by the end of 2016 is 20,105 MW. Independent power producers owned more than 61.5% of total capacity in 2016. BOO, BOT and TOOR power plants (with long-term purchase agreements with TETAŞ) had 11.7% of capacity.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. An intergovernmental agreement (“IGA”) between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu Site in Turkey was ratified and came into force on December 27, 2010 (OJ Number 27721). The Akkuyu site has been allocated to the project company established under the terms of the agreement. The IGA establishes the BOO Model where the project company is responsible for construction and operation of the Akkuyu NPP. On June 15, 2016, EMRA granted Akkuyu NPP a generation license for 49 years.

An IGA between Turkey and Japan for construction and operation of the second nuclear power plant and development of the nuclear industry in Turkey was ratified and came into force on May 23, 2015 (OJ Number 29364) This IGA establishes a public private partnership between Japanese Consortium (MHI, Itochu and GDF Suez) and EÜAŞ. Sinop site has been designated as the potential candidate for the second nuclear power plant. Site evaluation studies in Sinop continue.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Energy Efficiency Strategy Paper (published in the Official Gazette on February 25, 2012, No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy intensity at least 20% by 2023.

Similarly, according to the 2010-2014 Strategic Plan of the MENR, efficiency is considered a supply source and it is evaluated as a crucial component of security of supply. . Energy efficiency was also one of the main topics covered in the 2014-2019 Strategic Plan of MENR, where related targets and actions were identified to increase energy efficiency.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries, and import/export figures are as follows:

•	Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat, Turkey, and Maritsa East, Bulgaria, and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (“CESA”). 2,525,418,000 kWh of energy was imported from Bulgaria to Turkey and nearly 163,052,000 kWh of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA since 2015.

•	Azerbaijan/Nakhchivan: There is a 154 kV interconnection line between Babek, Nakhchivan, and Iğdir, Turkey. Imports from this connection line were discontinued on May 31, 2014. 102,664,866 kWh of energy was imported from Nahcevan to Turkey in 2014. In 2015 and 2016, no imports were realized.

•	Iran: There are two interconnection lines; one of which is a 400 kV Khoy, Iran and Başkale, Turkey, interconnection line and the other is a 154 kV Doğubeyazit, Turkey, and Bazargan, Iran, interconnection line, Doğubeyazıt-Bazargan interconnection line is not operated.

•	Georgia: Two interconnection lines exist between Turkey and Georgia. The first is a 220 kV Hopa-Batum interconnection line which is operated only in emergency situations. In 2015, 1,384,300 kWh of energy was imported from Georgia and 1,386,662 kWh of energy was exported to Georgia. In 2016, no imports or exports were made. The second interconnection line is a 400 kV interconnection line between Borçka, Turkey, and Akhaltsikhe, Georgia, with a DC back-to-back station in Akhaltsikhe was completed in 2013 and operated since 2014. In 2016, via Borçka-Akhaltsikhe interconnection line, 1,098,244,000 kWh of energy was imported from Georgia to Turkey.

A Construction Agreement for a new 154 kV transmission line, between Batumi, Georgia, and Muratli, Turkey, with a DC back-to-back station on the Georgian side was signed in 2011 and construction of the Turkish part commenced in 2015. Georgian part of the154 kV Batumi-Muratli Interconnection Line is expected to be complete in 2020.

•	Syria: The 400 kV interconnection line between Birecik, Turkey and Aleppo, Syria, has been out of service since October 1, 2012 due to technical problems on the Syria side. However, steps have been taken to increase the amount of energy exchanged between Syria and Turkey by installing a 600 MW High-Voltage Direct Current back-to-back station in Şanliurfa (Birecik substation). A successful interconnection depends on end of the war in Syria and the establishment of new relationship with the appropriate institutions.

•	Iraq: There is a 400 kV interconnection line between PS3 (in Turkey) and Zakho, Iraq which was being used for export to Iraq in isolated mode, but the use of this line was terminated as of January 25, 2011. However, an Interconnection Operation Agreement was signed between TEİAŞ and the Regional Directorate of Iraq and the Ministry of Electricity on June 10, 2013. As of June 12, 2013, the interconnection line has resumed operation. Electricity Energy exports to Iraq, via PS3-Zakho Interconnection Line, stopped on May 18, 2015 due to technical problems on the Iraq side. 371,664,000 kWh of energy was exported from Turkey to Iraq through PS3–Karkey, Turkey–Zakho, Iraq Interconnection Line in 2016. Installation of a second 400 kV interconnection line between Cizre, Turkey–Mosul, Iraq, is well underway and the portion of the line within Turkish borders is 130 kilometers in length. Cizre-Border section has been completed but the Mosul—Border section is not and Iraqi authorities have stated that they cannot predict when this section will completed.

•	Greece: There is a 400 kV interconnection line between Babaeski, Turkey, and Philippi Nea Santa, Greece, which is currently operating in synchronous parallel mode with ENTSO-E CESA). 8,366,740 kWh /year of energy was imported from Greece to Turkey and nearly 2,818,614,910 kWh of energy was exported from Turkey to Greece through the Babaeski- Nea Santa interconnection line in connection with trial synchronous operation between the Turkish power system and ENTSO-E CESA in 2015. A Bilateral Agreement was signed in November 2012 between TEİAŞ and IPTO, the independent power system operator of Greece, with respect to the commissioning of a communication channel for providing the real time data exchange realized between the National Load Dispatch Centers located in Ankara and Athens.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. The trial parallel operation would be finalized in 3 sections. The “limited commercial exchange” period, which is the third and last phase, was delayed until the autumn of 2013. On September 4, 2013, ENTSO-E Regional Group Continental Europe (“ENTSO-E”) Plenary approved the report emphasizing the success of the technical studies carried out by TEİAŞ for ENTSO-E connection. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the Continental Europe system ın April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of European network. On its General Assembly on December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

An Intergovernmental Agreement was signed on September 18, 1984 between Turkey and the former Soviet Union on natural gas supplies to Turkey. The Russia-Turkey Natural Gas Pipeline (West Line) transits Ukraine, Romania and Bulgaria, enters Turkey at Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching to Ankara. The pipeline is 845-km-long.

A natural gas sales and purchase agreement was signed between Iran and Turkey on August 8, 1996 for the supply of 10 billion m3 per annum. The Eastern Anatolian Natural Gas Main Transmission Line was built in this scope with a length of approximately 1491 km.

The construction of the Blue Stream natural gas pipeline, the largest energy project ever between Turkey and the Russian Federation, was agreed on December 15, 1997. Gas deliveries through the pipeline started in February 2003. Total length of the Blue Stream is 1,213 km, of which 396 km lies at the Black Sea offshore section.

Baku-Tbilisi-Ceyhan Pipeline, operational since June 2006, carries oil from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan, Georgia and Turkey. It links Sangachal terminal on the shores of the Caspian Sea to Ceyhan marine terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. In addition, crude oil from Turkmenistan and Kazakhstan continues to be transported via the pipeline. The pipeline has a total length of 1768 km: 443 km in Azerbaijan, 249 km in Georgia, and 1,076 km in Turkey. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline, operational since late 2006, or South Caucasus Pipeline was built to export Shah Deniz gas from Azerbaijan to Georgia and Turkey. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Turkey, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is now being expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project.

The Intergovernmental Agreement on natural gas transportation from Turkey to Greece was signed on February 23, 2003. The Turkey-Greece Interconnector comprises the first phase of the Southern Gas Corridor. Total length of the pipeline is approximately 300 km, of which 209 km is within the Turkish territories.

Pipeline Projects under Development

Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”): As a consequence of the three-year negotiations carried out between Turkey and Azerbaijan, an agreement for gas sale and purchase, transit passage of gas across Turkey, and development of a standalone pipeline was signed on October 25, 2011. According to the agreement, Turkey will purchase annually 6 bcm Shah Deniz Phase 2 gas. The Shah Deniz natural gas production of Azerbaijan will be transported to Europe by this pipeline. Subsequently on December 24, 2011, Turkey and Azerbaijan signed a Memorandum of Understanding concerning the development of a standalone pipeline. The TANAP Project will have initially 16 bcm/year capacity and will be scalable up to 32 bcm/year to accommodate future natural gas volumes originating and transiting from Azerbaijan. The Intergovernmental Agreement and the Host Government Agreement of The TANAP Project were signed on June 26, 2012 and became effective on April 8, 2013. The groundbreaking ceremony of the TANAP Project was held in March 2015 and construction started in April 2015.

First gas flow is planned in 2018 to Turkey and in 2020 to Europe. The TANAP Project is critical to meeting the natural gas demand of both Turkey and Europe. Upon operation, this project would be the first to take gas from the Caspian Sea and transmit it to Europe from Caucasus 6 bcm of the 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through the TANAP Project. The TANAP Project is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Turkey.

Trans Adriatic Pipeline (“TAP”): In June of 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose TAP over the Nabucco West project. The TAP project, first envisioned more than a decade ago, reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2020. The annual gas transportation capacity of the project is planned to be 10 bcm. However, the design of the pipeline will allow for transportation of more than 20 bcm/year of additional gas sources. The TAP project will collect Azeri gas via Turkey and will start on the border of Turkey and Greece, where it will connect with the TANAP project. TAP will continue onshore, crossing the entire territory of Northern Greece, then pass through Albania to the Adriatic coast. The offshore section of the pipeline will traverse the Adriatic Sea and will connect Italy’s gas transportation network in Southern Italy. TAP will be approximately 878 kilometers in length (Greece 550 km; Albania 215 km; Adriatic Sea 105 km; Italy 8 km). TAP is fronted by Swiss company AXPO BP of England, SOCAR of Azerbaijan, Fluxys of Belgium, Enagas of Spain and Snam of Italy. On March 28, 2014, a Memorandum of Understanding relating to the Turkey-Bulgaria Interconnector Project was signed. This memorandum establishes a Joint Working Group in order to prepare a prefeasibility report and action plan for the Project.

The TurkStream Project: The TurkStream Project is being developed to transport Russian gas directly to Turkey and then to Europe via two lines beneath the Black Sea. TurkStream’s offshore section will run over 900 kilometers from the Russkaya compressor station near Anapa across the Black Sea to the Turkish seaboard, with an onshore string to Turkish Gas Network and another onshore line to Turkey’s European borders. On October 10, 2016, the Government of the Russian Federation and the Government of the Republic of Turkey signed the Intergovernmental Agreement on the project.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 8

		Coal (2)		Oil		Hydro		Gas		Electricity		Other		Total
		(mtoe)(1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)

Production	2012	15.56	13.7	2.45	2.1	4.98	4.2	0.52	0.4			6.93	5.9	30.44	25.95
	2013	13.55	11.6	2.52	2.2	5.11	4.3	0.44	0.38			7.48	6.4	29.11	25.02
	2014	13.81	11.4	2.58	2.1	3.5	2.8	0.41	0.3			8.31	6.9	28.59	23.68
	2015	12.62	9.77	2.64	2.04	5.7	4.46	0.31	0.24			9.58	7.4	30.93	23.94
	2016							0.33
Import	2012	22.43	18.7	339.06	31.5			37.91	31.6	0.50	0.4			98.70	82.18
	2013	20.13	16.7	37.8	31.5			37.35	31.1	0.64	0.5			96.00	79.81
	2014	22.54	18.2	39.7	31.1			40.64	32.8	0.67	0.5			102.38	82.6
	2015	22.28	17.2	49.94	38.6			39.95	30.9	0.6	0.4			112.79	87.29
Export(3)	2012			9.56	7.9			0.5	0.4	0.25	0.2			-10.32	-8.59
	2013	0.01		8.35	6.9			0.56	0.5	0.11	0.1			-9.03	-7.50
	2014	0.04		8.80	7.1			0.52	0.4	0.23	0.2			-9.60	-7.7
	2015	0.09		7.15	5.5			0.51	0.4	0.27	0.21			8.04	6.22
Net stock	2012													-0.81	-0.67
	2013													-0.64	-0.53
	2014													0.11	0.09
	2015													-1.87	-1.45
Statistical Error	2012													0.22	0.18
	2013													0.39	0.34
	2014													-0.15	-0.12
	2015													0.45	0.35
Total supply	2012	34.27	29.2	30.62	26.1	4.98	4.2	37.34	31.8	—	—	9.86	8.41	117.31	100.0
	2013	30.42	26.2	32.13	27.6	5.11	4.3	37.63	32.4			10.5	9.02	116.31	100.0
	2014	33.51	27.75	31.62	26.19	3.5	2.89	40.20	33.29			11.48	9.5	120.75	100.0
	2015	34.67	26.83	39.21	30.34	5.77	4.46	39.65	30.68			9.57	7.4	129.22	100.0

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

Turkey became a member of the G20 troika (past, current and future hosts) on December 1, 2013, and held the presidency of the G20 in the year of 2015. Turkey endorsed the G20 Action Plan on Food Security and Sustainable Food Systems with particular attention to the needs of smallholder and family farmers, rural women and youth. Furthermore, G20 Agriculture Ministers established a platform to improve the way the countries can measure and reduce food loss and waste which plays a critical role to ensure a sustainable food security.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2016, those major support schemes have accounted for 28.4%, 27.9%, 25.9% and 8.6% of total support budget, respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2017 are estimated to have constituted 26.0%, 24.8%, 29.5% and 8.2% of the total support budget, respectively.

As irrigation investments accelerated with the introduction of the GAP Action Plan (2008-2012), the concentration on regional development action plans increased. A new version of the GAP Action Plan has been finalized for the period of 2014-2018. In addition, to the revised GAP Action Plan (2014-2018), the KOP Action Plan (2014-2018), the DAP Action Plan (2014-2018), and the DOKAP Action Plan (2014-2018) applicable to other priority regions have also been prepared and implementation thereof has begun. The purpose of these plans is to strengthen the social and economic development of Turkey. The agriculture sector plays a crucial role in these Action Plans to create jobs and incomes, improve the standard of living in rural areas and diminish the regional disparities. The principal objectives of the agriculture sector in these Action Plans are to increase productivity, generate more income and employment in rural areas, and provide sufficient and balanced nutrition to the population.

In 2016, agricultural value added shrank by 4.1%, compared to a 9.1% rise in 2015.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient with respect to crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and rice, have become more readily marketable.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 9

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2012	2013	2014	2015	2016	2012/13	2013/14	2014/15	2015/2016

Cereal
Wheat	20,100	22,050	19,000	22,600	20,600	9.7	-13.8	18.9	-8.8
Barley	7,100	7,900	6,300	8,000	6,700	11.3	-20.3	27.0	-16,3
Maize	4,600	5,900	5,950	6,400	6,400	28.3	0.8	7,6	0
Pulses
Lentils (red)	410	395	325	340	345	-3.7	-17.7	4.6	1.5
Chick Peas	518	506	450	460	455	-2.3	-11.1	2.2	-1,1
Dry Beans	200	195	215	235	235	-2.5	10.3	9.3	0
Industrial Crops
Sugar Beet	14,920	16,489	16,743	16,023	19,465	10.5	1.5	-4.3	21.5
Cotton (raw)	2,320	2,250	2,350	2,050	2,100	-3.0	4.4	-12.8	2.4
Tobacco	73	93	75	68	70	27.1	-19.8	-9.0	3.0
Oil Seeds
Sunflower	1,370	1,523	1,638	1,681	1,671	11.2	7.5	2.6	-0.6
Soybeans	122	180	150	161	165	47.4	-16.7	7.3	2.5
Rapeseed	110	102	110	120	125	-7.3	7.8	9.1	4.2
Groundnut	123	128	124	148	164	4.5	-3.6	19.4	11.3
Tuber Crops
Potatoes	4,795	3,948	4,166	4,760	4,750	-17.7	5.5	14.3	-0.2
Dry Onions	1,736	1,905	1,790	1,879	2,120	9.7	-6.0	5.0	12.8
Fruit Bearing Vegetables
Watermelons and Melons	5,711	5,587	5,593	5,638	5,783	-2.2	0.1	0.8	2.6
Tomatoes	11,350	11,820	11,850	12,615	12,600	4.1	0.3	6.5	-0.1

	Annual (in thousands of tons)					Percentage Change (%)
	2012	2013	2014	2015	2016	2012/13	2013/14	2014/15	2015/2016
Fruits and Nuts
Grapes	4,234	4,011	4,175	3,650	4,000	-5.3	4.1	-12.6	9.6
Figs	275	299	300	301	305	8.7	0.5	0.1	1.6
Citrus Fruits	3,475	3,681	3,784	3,976	4,293	5.9	2.8	5.1	8.0
Hazelnuts	660	549	450	646	420	-16.8	-18.0	43.6	-35.0
Apples	2,889	3,128	2,480	2,570	2,926	8.3	-20.7	3.6	13.9
Olives	1,820	1,676	1,768	1,700	1,730	-7.9	5.5	-3.8	1.8
Tea	1,250	1,180	1,266	1,328	1,350	-5.6	7.3	4.9	1.7
Value Added in Agriculture (chained volume, billion TL)	92,460	94,604	95,165	103,845	99,556	2.3	0.6	9.1	-4.1

Source: TURKSTAT

SERVICES

The services sector, which accounted for 61.2% of GDP in 2012 and 58.4% of total civilian employment in 2014, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2012, value added in the services sector increased by 6.1%. The increase in the services sector was attributable to the overall recovery of the Turkish economy and its impact on trade, transportation and accommodation and construction sectors. In 2013 and 2014 value added increases continued in the services sector and the growth rate reached 8.3% and 6.1%, respectively. Due to unfavorable economic conditions in 2016, services sectors’ growth rate slowed down to 3.0%. As of end of 2016, services sector accounted for 62.3% of GDP.

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2012, the number of foreign visitors increased by 0.1 % to U.S.$31.3 million and tourism revenues increased by 3.2% to U.S.$29.0 billion. In 2013, the total number of foreign visitors visiting Turkey increased by 9.8% to 34.9 million and tourism revenues increased by 10.1% to U.S.$32.3 billion. In 2014, the total number of foreign visitors travelling to Turkey increased by 5.5% to 36.8 million and tourism revenues increased by 6.2% to U.S.$34.3 billion. In 2015, the total number of foreign visitor visiting Turkey decreased by 1.6% to 36.3 million and tourism revenues decreased by 8.3% to U.S.$31.5 billion. In 2016, the total number of foreign visitor visiting Turkey decreased by 30.5% to 25.4 million and tourism revenues decreased by 29.7% to U.S.$22.1 billion.

In 2013, Turkey’s methodology for measuring tourism statistics, revenues and expenditures was revised to be more in line with the methodologies recommended by Eurostat and UNWTO.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 10

	Total Foreign Visitor Arrivals	Total Receipts	Percentage Increase in Total Receipts
Year	(in thousands)	(in millions of US dollars)	(%)
2012	31,783	29,351	4.4
2013	34,910	32,309	10.1
2014	36,838	34,306	6.2
2015	36,245	31,465	-8.3
2016	25,352	22,107	-29,7

Sources: CBRT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

The trade, transport, and accommodation sectors, represent a new GDP series announced by TURKSTAT on December 12, 2016. These three sectors’ annual data are announced separately, while they are aggregated and shown as just one sector in quarterly data. Therefore, the aggregated sector’s annual growth rate for 2016 is calculated by adding up quarterly data until the announcement of annual accounts by TURKSTAT.

During 2016, trade, transport and accommodation sector shrank by 0.8% and accounted for 21.2% of GDP. Information and communication technologies sector grew by 6.3% and its share in GDP was 2.5% in 2016.

Wholesale and retail trade is a dynamic sector in Turkish economy. A modernization trend toward more organized market structure has been observed during recent years. By 2016, the share of sector in total employment was 13.8%. In 2015, wholesale and retail trade sector grew by 7.7% and its share in GDP accounted for 11.5%.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. As of 2013, 2014, 2015 and 2016, the value of the telecommunications market reached approximately U.S.$17.3 billion, U.S.$16.2 billion, U.S.$14.6 billion and U.S.$15.0 billion, respectively. Even though growth rates of the market, in Turkish Liras terms, were 5.0%, 8.2%, 11.5% and 14.3% in 2013, 2014, 2015 and 2016, respectively, the contraction in U.S. dollar terms is the result of depreciation of the Turkish Lira. A total of 806 authorizations were granted to 460 telecommunications operators as of July 18, 2017.

Mobile subscription penetration is 94% and fixed line telephone use declined to 13.9% as of the end of 2016. The use of broadband services in Turkey increased drastically in the last few years. As of the end of 2016, total broadband penetration is 77.9% and mobile broadband use reached 64.8%. 4G mobile broadband services were introduced in April 2016 and 3 telecommunication operators provide these services. As of March 30, 2017 the number of active 4G users reached 56.4 million (compared to 12.1 million as of May 30, 2016).

In 2012, value added in transportation grew by 14.6% and accounted for 8.1% of GDP at current prices. In 2013, the growth rate in transportation sector was 3.7% and share in GDP was 7.9%. In 2014, the growth rate in transportation sector was 4.5% and share in GDP was 7.9%. In 2015, the growth rate and share in GDP were 6.0% and 7.9%, respectively, for the transportation sector.

Construction

The importance of the construction sector is underscored by the role of housing, particularly by the activities of the Mass Housing Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting services sector is competitive in foreign markets.

The construction sector’s value added grew by 8.3% in 2012, 14.0% in 2013, 5.0% in 2014, 4.9% in 2015 and 7.2% in 2016. The total contracting amounts in foreign markets in 2012, 2013, 2014, 2015 and 2016 were U.S.$30.4 billion, U.S.$30.0 billion, U.S.$26.8 billion, U.S.$ 23.1 billion and U.S.$12.8 billion, respectively. The decline in contracting amounts in foreign markets in 2016 was primarily caused by political fluctuations and worldwide economic fluctuations. This, however, was counteracted by an increase in domestic contracts yielding overall value added growth of 7.2% in 2016.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 30,535 thousand people in 2016. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2012 to the end of 2016, the total labor force increased at an average annual rate of approximately 3.96%.

Total civilian employment was 27,205 thousand in 2016, of whom approximately 19.5% were employed in agriculture, 19.5% in industry and 61% in services. Moreover, in 2016, the labor force participation rate was at 52.0%, compared to 51.3% in 2015.

There were approximately 3,599,000 public sector workers at the end of 2016. The rate of unemployment was 10.9% in 2016, compared to 10.3% in 2015.

The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 11

Employment (in thousands)	2012	2013	2014	2015	2016
Civilian labor force	26,141	27,046	28,786	29,678	30,535
Civilian Employment	23,937	24,601	25,933	26,621	27,205
Agriculture	5,301	5,204	5,470	5,483	5,305
Industry	4,903	5,101	5,316	5,331	5,296
Services	13,733	14,296	15,147	15,806	16,604
Unemployed	2,204	2,445	2,853	3,057	3,330
Unemployment rate (%)	8.4	9.0	9.9	10.3	10.9

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Turkey for the dates indicated:

Table 12

	Employment Rate%			Youth* Employment Rate%
Year	Male	Female	Total	Male	Female	Total

2012	65	26.3	45.4	42.5	20.7	31.5
2013	65.2	27.1	45.9	43.1	21.5	32.2
2014	64.8	26.7	45.5	45.0	22.0	33.5
2015	65.0	27.0	46.0	45.2	23.2	34.2
2016	65.1	27.5	46.3	44.8	23.2	34.1

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2012, labor costs in the public sector increased by 7.2% (1% in real terms), compared to 2011. Labor costs in the private sector increased by 12.1% (5.7% in real terms) in 2012, compared to 2011. Labor costs (including salaries and benefits) for civil servants increased by 13.1% (6.6% in real terms) in 2012, compared to 2011.

In 2013, labor costs in the public sector increased by 9.2% (4.5% in real terms), compared to 2012. Labor costs in the private sector increased by 7.3% (2.7% in real terms) in 2013, compared to 2012. Labor costs (including salaries and benefits) for civil servants increased by 7.3% (2.7% in real terms) in 2013.

In 2014, labor costs in the public sector increased by 8.8% (-1.3% in real terms), compared to 2013. Labor costs in the private sector increased by 10.3% (0.1% in real terms) in 2014, compared to 2013. Labor costs (including salaries and benefits) for civil servants increased by 11.2% (0.9% in real terms) in 2014.

In 2015, labor costs in the public sector increased by 12.3% (6.6% in real terms), compared to 2014. Labor costs in the private sector increased by 12.8% (7.1% in real terms in 2015), compared to 2014. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (2.2% in real terms) in 2015.

In 2016, labor costs in the public sector increased by 7.7% (3.7% in real terms), compared to 2015. Data relating to labor costs in the private sector are not available as of the date of this 18K. Labor costs (including salaries and benefits) for civil servants increased by 14.3% (10.1% in real terms) in 2016.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 13

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2012	7.2	1.0	12.1	5.7	13.1	6.6
2013	9.2	4.5	7.3	2.7	7.3	2.7
2014	8.8	-1.3	10.3	0.1	11.2	0,9
2015	12.3	6.6	12.8	7.1	7.6	2.2
2016	7.7	3.7	—	—	14.3	10.1

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance

The salaries of civil servants increased by 13.7% in 2012, 7.3% in 2013, 10.0% in 2014, 3.8% in 2015 and 3.8% in 2016.

The minimum wage for both private and public sector workers increased by 5.91% in the first six months of 2012 and by another 6.09% in the second half of 2012. The minimum wage for both private and public sector workers increased by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013. In 2014, the minimum wage for both private and public sector workers increased by 5.0% in the first half of 2014 and by an additional 6.0% in the second half of 2014. In 2015, the minimum wage for both private and public sector workers increased by 6.0% in the first half of 2015 and by an additional 6.0% in the second half of the year. For 2016, the minimum wage for both private and public sector workers increased by 33.5% and was raised to 1,300 TL for the year. For 2017, the minimum wage for both private and public sector workers increased by 8.0% and was raised to 1,404 TL for the whole year.

As of the end of 2015, approximately 5.4 million workers were on minimum wage payroll in Turkey.

Law No. 6356, which regulates collective labor agreements, was enacted in 2012. This legislation came into force instead of the Law No. 2821 and 2822. With this new law many arrangements have been implemented to enhance the opportunities of trade union organization to move industrial relations and labor life to modern standards and ILO criteria.

As of July 31, 2016, 1,756,934 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2011. Moreover, the ratio of civil servants who are union members was 71.64% as of July 31, 2016, compared to 71.32% as of July 31, 2015.

New flexible working arrangements were legalized by Law Code 6715, amending Labor Code 4857, in May 2016. Now, private employment agencies (“PEAs”), permitted by the Turkish Employment Agency, can enter into temporary worker contracts with an employer and assign the PEA’s employee to the new employer. Remote teleworking was added on Labor Code 4857. Now, workers will be able to telecommute.

Also in 2016, new regulations were passed allowing civil servants who recently gave birth to work half of their regular work hours for the first two months for the first birth, first four months for the second birth, and first 6 months for the third birth. Additionally, civil servants who recently gave birth or their spouses can work half of their regular work hours until the child reaches almost six years old. However, the financial and social benefits will be commensurate with the number of hours they would be working.

INFLATION

In 2012, CPI inflation recorded the lowest figure in the last five years with a year-end value of 6.2%. The depreciation of the Turkish lira in 2011 for the most part ceased to affect inflation, particularly with respect to durable goods, thus annual inflation in core goods displayed a downward trend across the year. The relatively favorable course of unprocessed food prices was a major factor in reducing inflation. The stable course of the foreign exchange rates, the slowdown in economic activity and the steady course of international commodity prices, excluding agricultural products, throughout the year contributed positively to the inflation outlook. Although services inflation grew slightly during this period, alleviated cost and demand pressures caused the core inflation indicators to trend downwards throughout the year. However, public price increases and tax adjustments, especially in the energy sector, were the leading factors contributing to a worsening inflation. Consumer inflation exceeded the 5% inflation target by 1.16% in 2012, but remained within the uncertainty band. PPI inflation also hit a historically low year-end level of 2.45%, curtailing cost-side pressures on consumer prices throughout the year.

In 2013, consumer inflation increased by 1.2 percentage points year-on-year to 7.4%, overshooting the uncertainty band of the inflation target. Consumer inflation, which soared due to the tax adjustments on tobacco at the beginning of 2013, followed a volatile path in the remaining part of the year amid developments in unprocessed food and energy prices, and ended the mid-year significantly above the value implied by the target. In the second half of the year, the weak course of portfolio flows driven by global uncertainty over the monetary policies in advanced economies led to depreciation of the Turkish lira and caused core inflation indicators to rise with the pass-through effect. Consequently, inflation expectations deteriorated slightly during the last six months of 2013. PPI inflation rose to 6.97% and the course of producer prices suggested that cost pressures on consumer prices increased.

In 2014, annual consumer inflation increased by 0.8 percentage points year-on-year to 8.2%, rising above the uncertainty band around the inflation target. This increase was mostly driven by the depreciation of the Turkish lira as well as the sharp increase in food prices. Throughout the year, inflation followed a volatile course shaped by food price and exchange rate developments. In the first half of 2014, inflation soared due to considerable depreciation of the Turkish lira and surge in food prices and ended the mid-year significantly above the value implied by the target. Despite the slowdown in the second half of the year, thanks to plunging international oil prices and the partial correction in unprocessed food prices, annual inflation ended the year with a high year-end value. Consequently, medium-term inflation expectations followed a downward track in the fourth quarter after trending upward earlier in the year. In line with the outlook for import prices, annual PPI inflation declined to 6.4% in 2014.

In 2015, inflation followed a volatile course and ended the year at 8.81%, well above the upper bound of the uncertainty band. In the first half of the year, annual CPI inflation improved compared to the previous year. As of March, annual CPI inflation decreased to 7.61% mainly due to the core goods group while food and services inflation remained at high levels. Thanks to the correction in the unprocessed food group, annual inflation continued to fall in the second quarter and reached 7.2%. Meanwhile, depreciation in the Turkish lira limited this fall and annual inflation of core goods and energy groups increased as a result. In the second half of the year, CPI inflation increased significantly mainly due to the accumulated depreciation in the Turkish lira and the adverse outlook in food inflation. Consequently, medium-term inflation expectations also increased in the second half of the year. On the other hand, decline in commodity prices mainly led by oil price developments helped limit exchange rate pressures on inflation. Accordingly, producer price inflation followed a relatively stable course throughout 2015 and was 5.71% by the end of the year.

In 2016, inflation fell by 0.28 percentage points year-on-year to 8.53%, but remained above the uncertainty band. The breach of the uncertainty band around the inflation target was due largely to the Turkish lira depreciation, tax adjustments (for tobacco, fuel, automobiles, etc.) and the increase in real unit wages. The minimum wage raise in early 2016 affected consumer prices through both cost and income channels, while the contribution of special consumption tax (“SCT”) adjustments for tobacco, alcoholic beverages, fuel and automobiles to inflation was well above historical averages. The depreciation in the Turkish lira and high volatility in exchange rates affected inflation not only through first-round cost pressures but also through expectations channel and overall pricing behavior. A large part of Turkish lira depreciation occurred in the last quarter of the year, limiting the impact of the cumulative exchange rate pass-through throughout the year. In fact, the annual core goods inflation remained on a downtrend until November. While the Turkish lira depreciation accompanied by the SCT hike on fuel led to a sizeable increase in annual energy inflation, the hike in the contribution of alcoholic beverages and tobacco to inflation was more dramatic through 2016. On the other hand, weaker domestic demand and relatively low food inflation in 2016 compared to 2015 due to a significant decline in tourism, limited the headline inflation. Thanks to a benign consumer inflation outlook since February 2016, medium-term inflation expectations continued to improve until June before remaining flat in the third quarter. However, the sizeable Turkish lira depreciation and rising inflation caused expectations to deteriorate in November and December. Meanwhile, throughout the year, annual producer price inflation followed a volatile course shaped by commodity prices and exchange rate developments and rose to 9.94% at the end of the year, leading to higher cost-side pressures.

Table 14

Uncertainty Band around Target and Inflation Realizations

	Dec. 2012	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	6.2	7.4	8.2	8.8	8.5

Sources: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table 15

Inflation (percentage change)

Year	Producer Price Index	Consumer Price Index
2012	2.5	6.2
2013	7.0	7.4
2014	6.4	8.2
2015	5.7	8.8
2016	9.9	8.5

Source: TURKSTAT

EDUCATION

According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased from 95.8% in 2012 to 96.2% in 2015. The rate for men and women was 98.7% and 93.7% in 2015, respectively. Increasing primary school attendance rates have been influential in reducing the illiteracy rate.

According to the Ministry of Development, total student enrollment in the educational year 2016-2017 is 24.5 million, of whom 5.3% were in pre-primary school, 42.7% were in primary school, 22.4% were in secondary school and 29.3% were in university. The number of university students continues to increase year after year.

ENVIRONMENT

The current National Development Plan of Turkey has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2016, Turkey presented its report on steps towards the implementation of the 2030 Agenda for Sustainable Development at the United Nations Economic and Social Council, High Level Political Forum on Sustainable Development in July 2016. The report indicated that the land area covered by forests in Turkey is increasing. While total forestland in 1973 was 26.1%, it increased to 26.6% in 1999 and to 27.7% in 2012. At the same time, Turkey’s Greenhouse Gas emissions have also increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Turkeys’ total GHG emissions reached 475.1 million tons CO2 eq in 2015. As of 2015, total GHG emissions increased by 122% compared to 1990 levels. As of the end of 2015, emissions were 6.07 ton CO2eq/capita, which is well below the OECD average per capita emissions level.

While the ratio of municipal population who benefit from drinking and using water supplies was 95% in 2001, this increased up to 97% in 2014 due to the extension of investments in that area. 75% of municipal population benefited from sanitation systems in 2001, and this rate has increased to 91% in 2014.

Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•	Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•	Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•	Mergers or acquisitions of two or more undertakings aimed at creating a dominant position or strengthening a dominant position and, as a result, competition is significantly decreased in any market for goods and services.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Customs and Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the files concluded by the TCA between 2012 and 2016:

Table 16

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2012	303	50	303	656
2013	191	58	213	462
2014	163	59	215	437
2015	89	35	158	282
2016	83	33	209	325
TOTAL	829	235	1098	2162

Source: Competition Authority

In 2012, the following legislation was adopted:

•	Communiqué on the Procedure for the Applications about Competition Infringements (Communiqué No. 2012/2). The Communiqué determines procedures for the intended applications to the TCA regarding the possible infringements of competition law and procedures for evaluating such applications within the Authority.

•	Communiqué on the Amendments Made to the Communiqué Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board (Communiqué No. 2010/4), (Communiqué No. 2012/3). With this communiqué, the merger notification thresholds have been amended. According to the amended (new) communiqué, authorization of the Board shall be required for the transactions which satisfy either one of the following thresholds:

(a) Total turnovers of the transaction parties in Turkey exceed TL 100 million, and turnovers of at least two of the transaction parties in Turkey each exceed TL 30 million, or

(b) The turnover in Turkey for the acquired assets or operations in acquisition transactions, or for at least one of the transaction parties in merger transactions exceeds TL 30 million, and at least one of the other transaction parties has a global turnover exceeding TL 500 million.

Communiqué No. 2012/3 also revoked the previous exceptions in the Communiqué no 2010/4 in relation to the affected market.

In 2013, the following legislation was adopted:

•	Block Exemption Communiqué on Specialization Agreements (Communiqué No: 2013/3): The purpose of this Communiqué is to establish the conditions for granting block exemption to specialization agreements between firms from the application of the provisions of Article 4 of the Competition Act.

•	Communiqué on the Procedures and Principles to be Pursued in Pre-Notifications and Authorization Applications to be Filed with the Competition Authority in Order for Acquisitions via Privatization to Become Legally Valid (Communiqué No: 2013/2): The purpose of this Communiqué is to establish and announce the procedures and principles to be pursued in pre-notifications and authorization applications to be filed with the Competition Authority in order for acquisitions realized by the Privatization Administration or by other public institutions and firms to become legally valid, in accordance with Article 7 as well as Article 27, Paragraph 1, Subparagraph f of the Competition Act.

•	Guidelines on the General Principles of Exemption: The Competition Act dated July 2, 2005 and numbered 5388 abolished the obligation to notify the Board of the agreements, concerted practices and decisions of associations of firms that are under the scope of Article 4 of the Act. Since the obligation to notify was abolished, in principle, firms and associations of firms should make the assessment for exemption on their own without notifying the Board. The purpose of these guidelines is to draw a general framework about the scope of Article 4 and the principles for the application of the conditions listed in Article 5 as well as to set out the criteria used in the assessment of exemption.

•	Guidelines on the Assessment of Non-Horizontal Mergers and Acquisitions: The purpose of these Guidelines is to lay down the general principles to be taken into consideration in the initial assessments to be conducted by the Competition Board in relation to non-horizontal mergers and acquisitions.

•	Guidelines on Horizontal Cooperation Agreements: The purpose of these Guidelines is to establish the principles that shall be taken into consideration in the assessment, within the framework of Article 4 and 5 of the Competition Act, of agreements between firms, decisions of associations of firms and concerted practices with the nature of a horizontal cooperation.

•	Guidelines on Cases Considered a Merger or an Acquisition and the Concept of Control: A merger by two or more firms or the acquisition of direct or indirect control over all or part of one or more firm by one or more firms or by one or more persons who currently control at least one firm, through the purchase of shares or assets, through a contract or through any other means shall be considered a merger or an acquisition within the scope of Article 7 of the Act, provided there is a lasting change in control.

In 2014, the following legislation was adopted:

•	Guidelines On the Assessment Of Exclusionary Abusive Conduct by Dominant Firms: These Guidelines were published in order to describe the elements the Competition Board (“Board”) must take into consideration when assessing exclusionary abusive conduct by dominant firms under article 6 of the Competition Act, to increase transparency, and thus to minimize the uncertainties that may arise in the interpretation of the article by the firms.

•	Competition Assessment Guide: the Guide aims to provide a methodology for government agencies in evaluating competitive impacts of draft or existing legislation. It includes a checklist setting forth questions for detecting unnecessary restraints on competition.

In 2015, no new regulation, communiqué or guideline was published in 2015 by the TCA.

In 2016, the following legislation was adopted:

•	Block Exemption Communiqué on Research and Development Agreements No: 2016/5: The purpose of this agreement is to determine the conditions for exempting in block the agreements made between the undertakings related to research and development from the application of the provisions of Article 4 of the Competition Act.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the 2016 Progress Report prepared by the European Commission reiterates that legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is overall effective.

The TCA actively attends the meetings of Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings in the international space. The TCA has signed Memorandums of Understanding with the competition agencies of Republic of Korea (2005), Romania (2005), Bulgaria (2007), Portugal (2008), Bosnia and Herzegovina (2010), Mongolia (2010), Russia (2011), Croatia (2011), Austria (2011), Northern Cyprus (2012), Egypt (2012), Kazakhstan (2013), Ukraine (2013), Kyrgyzstan (2015) and Georgia (2016), each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 2014 by Law No. 6552) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under this law, an author has the exclusive right to perform, authorize or present his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

The main task of the Turkish Patent and Trademark Office (“TURKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TURKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

TURKPATENT has prepared three strategy documents in coordination with all the relevant governmental and non-governmental institutions on Industrial Property Rights (“IPRs”). The 2014-2016 Design Strategy Paper and Action Plan was prepared in 2014 and entered into force upon publication in the Official Gazette dated November 2, 2014. For the 2017-2019 period, preparations of TURKPATENT for an updated Design Strategy Paper and Action Plan have been finalized. The National IP Strategy Paper and Action Plan and the National Geographical Indications Strategy Paper and Action Plan entered into force in 2015.

As a founding member of the World Trade Organization (“WTO”), Turkey adopted its contemporary national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016. Turkey’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No:6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TURKPATENT, which changed its previous title (Turkish Patent Institute) to the new “Turkish Patent and Trademark Office”.

In April 2016, Turkey’s application to become an International Search and Examination Authority (“ISEA”) for the patent applications through Patent Cooperation Treaty was approved by the Committee of World Intellectual Property Organization (“WIPO”), a specialized agency of United Nations. As of October 2016, TURKPATENT is officially an ISEA.

Turkey’s enforcement capacity has been further strengthened because the number of Specialized IPR Courts has increased to 26 as of the end of 2016.

The TURKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Brazil, Bulgaria, Czech Republic, People’s Republic of China, Denmark, Germany, Morocco, France, South Korea, Georgia, Islamic Republic of Iran, Spain, Sweden, Italy, Japan, Kirgizstan, Macedonia, Mongolia, Moldova, Pakistan, Romania, Russian Federation, Serbia, Syria, Tajikistan, Tunisia and Uzbekistan.

Table 17

Statistics Regarding Industrial Property Rights Applications	2012	2013	2014	2015	2016
Number of Patent Applications	11,599	12,053	12,375	13,958	16,778
Number of Utility Model Applications	3,788	3,541	3,568	3,583	3,534
Number of Trademark Applications	111,143	100,608	111,544	110,679	107,176
Number of Industrial Design Applications	8,423	8,782	9,028	8,896	8,840

Source: TURKPATENT

Table 18

Statistics Regarding Industrial Property Rights Registrations/Grants	2012	2013	2014	2015	2016
Number of Patent Granted	7,816	8,925	8,530	10,100	11,074
Number of Utility Model Issued	2,299	2,037	2,561	2,767	2,441
Number of Trademarks Registered	64,721	83,189	87,545	83,027	97,085
Number of Industrial Designs Registered	7,767	8,393	8,265	9,225	9,364

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Turkey has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No.5510).

The most important parameters of the social security system are provided in the table below.

Table 19

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036

Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for Workers and Self-Employed	100% real GDP growth + 100% CPI	30% real GDP growth + 100% CPI

Replacement Rate
• Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

The most important features of the reform are eliminating the gap among insured in terms of services and repressing the deficit of the system. Total budgetary transfers to the SSI were 4.2% of GDP in 2016.

Table 20

Revenues and Expenditures of Social Security Institution (billion TL)	2012	2013	2014	2015	2016
Revenues	143	163	184	220	255
Expenditures	160	183	204	232	276
Rev.—Exp.	-17	-20	-20	-11	-21
Budgetary Transfers (BT)	59	71	77	79	108
BT as % of GDP	4.1%	4.5%	4.4%	4.0%	4.2%

Source: Social Security Institution

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The compulsory unemployment insurance system was introduced in 1999. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2016, the total asset value of the Unemployment Insurance Fund was TL 103.2 billion.

Personal Pension System

Law No. 4632 (Individual Pension Savings and Investment System) (a) establishes the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, directing individual pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Individual Pension Savings and Investment System commenced on October 27, 2003. As of the end of 2016, there were 18 pension companies, 6,625,759 participants and 7,789,185 active pension contracts in the system, while the total amount of funds reached TL 53.4 billion (TL 60.8 billion including state match contributions).

According to the Law No. 6327, which came into force in June 2012, the tax deduction incentive was replaced by a state match of 25% for the contributions made by system participants. This match is capped at the annual gross minimum wage for each participant. This new incentive, aiming to increase the effectiveness of the system in attracting pension savings, came into effect on January 1, 2013. Whereas the total number of participants at the end of 2012 was 3,128,130, as a result of the new incentive, the number of new participants who have entered into the system has increased by approximately 3.5 million between 2013 and 2016.

EXCHANGE RATES AND EXCHANGE POLICIES

The Central Bank of the Republic of Turkey (the “Central Bank” or “CBRT”) continued to implement the floating exchange rate regime along with the inflation targeting framework in 2012-2016.

Table 21

	Interventions		Auctions		Direct Sales to State Energy Enterprises	Export Rediscount Credits*
Central Bank FX Purchases and Sales (in million USD)	Purchase	Sale	Purchase	Sale

2012	—	1,006	—	1,450	—	8,295
2013	—	—	—	17,610	—	12,664
2014	—	3,151	—	9,879	1,321	12,999
2015	—	—	—	12,366	10,505	15,182
2016	—	—	—	3,400	5,084	15,022

*	In contrast to FX sales, export rediscount credits raise Central Bank’s net international reserves.

Source: CBRT

Starting from January 6, 2012, the Central Bank started to hold intra-day foreign exchange sale auctions when necessary. Given the improving current account balance dynamics following the decisions taken at the Monetary Policy Committee (the “MPC”) meeting on January 24, 2012 as well as the abrupt changes in global conditions, the regular FX sale auctions were suspended, as intra-day FX sale auctions proved relatively more efficient and better-suited to meet the objectives of the monetary policy than the regular auctions. Moreover, from January 2 to 4, 2012, direct FX sale interventions were performed in response to unhealthy price formations in exchange rates due to loss of market depth. These direct FX sale interventions were conducted in the context of additional monetary tightening which was started on December 29, 2011 as a response to deteriorated inflation outlook and delivered on so-called “exceptional” days in the first half of 2012. Although additional monetary tightening has been implemented mainly via open market operations, it also featured unsterilized (effective) foreign exchange sales and interventions in order to prevent inflation expectations from being adversely affected by exchange rate movements detached from fundamentals.

Reserve Option Mechanism (“ROM”), which was introduced in September 2011, allows banks (and later on other financial institutions) to maintain reserve requirements for Turkish lira liabilities in FX and/or gold up to a certain threshold. According to this mechanism, for each Turkish lira reserve requirement, the banks can bring equivalent FX amount weighted by a factor called Reserve Option Coefficient (“ROC”). Until the end of 2016, this option was gradually raised to 60% for FX and 35% for gold. Since this facility is widely used by the banks, it increases the FX reserves of the Central Bank.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank would start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions were to be held in the traditional auction method and each institution’s total bid amount was limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits were set as TL 2.0 billion for the total funding through one-month auctions and TL 3.0 billion for each week’s auction. On May 29, 2012, the MPC decided to set the amount of daily funding via quantity auctions between TL 1.0 and TL 5.0 billion. On June 21, 2012, the MPC decided to keep the amount of daily funding via quantity auctions between TL 1.0 and 5.0 billion until July 19, 2012. The upper limit for each one-month repo auction to be held between June 22 and July 21, 2012 was set at TL 5.0 billion.

On March 29, 2012, the limit for standard gold reserves that may be held to meet reserve requirements for foreign currency liabilities, excluding precious metal deposit accounts, was decreased from 10% to 0%. On June 21, 2012, it was announced that the upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements was raised from 20% to 25%, and banks were allowed to hold Turkish lira reserve requirements in gold over the total amount calculated by multiplying the first tranche corresponding to 20% of Turkish lira reserve requirements by a ROC of “1” and the second tranche corresponding to 5% of Turkish lira reserve requirements by a ROC of “1.5.”

On August 3, 2012, the Central Bank announced certain technical amendments to the Communiqué on Reserve Requirements no. 2005/1 relating to operational processes with respect to reserve requirements. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, the Central Bank announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their U.S. dollar-denominated liabilities in U.S. dollars only.

As of December 21, 2012, ROM-based foreign exchange reserves were valued at U.S.$27.2 billion (an increase of U.S.$16.9 billion from the previous year), and the ROM-based gold reserves were valued at U.S.$12.5 billion (an increase of U.S.$10.2 billion from the previous year). To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2012. In sum, export rediscount credits added U.S.$8.3 billion to the Central Bank’s net international reserves. Overall, total gross international reserves of the Central Bank reached U.S.$119.1 billion as of the end of 2012. Additionally, the Central Bank provided nearly U.S.$2.5 billion to the market through interventions and auctions in 2012.

Due to increasing cross-border capital flows during 2012, the Central Bank gradually increased the foreign exchange required reserve ratios to a range of 6% to11.5% (with 6% for the longest maturity, and 11.5% for the shortest maturity) from 5% to 11%. Moreover, the Central Bank’s foreign exchange lending rate was 4.5% for US Dollars and 5.5% for Euro. In the last meeting of the Monetary Policy Committee (MPC), on December 25, 2012, the MPC increased foreign exchange lending rates for US Dollars and Euro to 10% due to favorable global financial market conditions.

During 2013, the CBRT implemented new revisions to Reserve Option Mechanism for gold and FX facilities. These revisions included an increase in ROCs for gold option on January 22, 2013, an increase in ROCs for gold and FX option on March 26, 2013, addition of new tranches for FX and gold on March 26, 2013, an increase in ROCs for FX option on April 16, 2013, an increase in ROCs for FX option and addition of new tranches for FX on May 16, 2013, an increase in ROCs for FX option on December 26, 2013. Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish lira lost value against major currencies (e.g. US Dollar, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT has implemented additional monetary tightening and conducted unsterilized foreign exchange selling auctions (amounting to approximately U.S.$17 billion for the whole year). There were also increases in the upper limit of the interest rate corridor in mid-2013. Further, the CBRT conducted forward guidance on the likely path of the CBRT average funding rate in fourth quarter of 2013. The CBRT announced that the rate would be close to the upper limit of the corridor until the end of the year.

In the beginning of 2014, Turkey experienced external and internal developments with strong effects on its exchange rate and risk premium. In order to contain the negative impact of these developments on inflation and macroeconomic stability, the CBRT decided at its interim MPC meeting on January 28, 2014 to deliver a strong and front-loaded monetary tightening and to simplify its operational framework. Accordingly, the marginal funding rate was raised from 7.75% to 12%, the interest rate on borrowing facilities provided for primary dealers on repo transactions within open market operations was raised from 6.75% to 11.5%, and the CBRT borrowing rate was raised from 3.5% to 8%. With regard to the simplification of the operational framework, the CBRT decided to provide liquidity from the one-week repo rate instead of the marginal funding rate, and the one-week repo rate was increased from 4.5% to 10%. This simplified framework has been kept in operation throughout 2014, with several downward revisions to the one-week repo rate and to the interest rate corridor.

During the same time period, the CBRT provided FX liquidity to the market by direct currency intervention and daily FX sale auctions. Considering the developments in FX volatility, the limits on daily FX sales were revised several times which set the minimum amount between U.S.$10 million to U.S.$40 million. Moreover, the CBRT announced that the required portion of the FX requirements of energy-importing state economic enterprises (“SEEs”) would be met directly by the Undersecretariat of the Treasury and the CBRT as of December 17, 2014. In 2014, an FX amount of U.S.$14.35 billion was sold through FX sale auctions and direct intervention.

As of December 19, 2014, ROM-based foreign exchange reserves were valued at U.S.$33 billion (from U.S.$34.1 billion in 2013), and the ROM-based gold reserves were valued at U.S.$15.1 billion (an increase of U.S.$14.8 billion from the previous year). As of August 1, 2014, the CBRT limit the foreign currencies that can be maintained for Turkish lira required that the reserves be within the scope of the Communiqué on Reserve Requirements No. 2013/15 to the U.S. dollar only. To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2013 and 2014. In sum, export rediscount credits added U.S.$12.7 billion in 2013 and U.S.$13 billion in 2014 to the Central Bank’s net international reserves. Overall, international reserves of the Central Bank reached U.S.$127.3 billion as of the end of 2014.

In order to maintain balanced growth and capital inflows for the upcoming global monetary policy normalization, the CBRT has changed the foreign exchange deposit rates that apply to banks to borrow from the CBRT within their limits through the Foreign Exchange Deposit Market. As of October 9, 2014, the rates for one-week maturity borrowings from the CBRT as a last resort facility were reduced from 10% to 7.5% for the US Dollar and from 10% to 6.5% for the Euro. Moreover, considering the increase in banks’ balance sheets and in CBRT’s international reserves, it raised the banks’ transaction limits at the Foreign Exchange and Banknotes Markets from U.S.$10.8 billion to U.S.$22.6 billion as of December 10, 2014.

On August 18, 2015, the CBRT released a road map regarding policies to be implemented before and during the normalization of global monetary policies. Thus, adjustments were made in the policies regarding interest rate and Turkish lira liquidity, foreign exchange liquidity and financial stability to be implemented before and during the normalization. Accordingly, measures were taken to enhance the flexibility of the foreign exchange liquidity policy and bolster core liabilities and long-term borrowing to support financial stability before and during the global monetary policy normalization.

In 2015, given the expected normalization in global monetary policies, the CBRT continued to lower the interest rates on FX deposits that banks can borrow from the CBRT within their borrowing limits in the FX Deposit Market. Throughout 2015, the CBRT lowered the 1-week FX deposit interest rate. By August 2015, rates had declined to 2.75% (down from 7.5% earlier in the year) for U.S. dollars and 1.25% (down from 6.5% earlier in the year) for euros. On July 24, 2015, the CBRT announced that going forward, whenever necessary, these rates would be adjusted in either direction at 9:30 a.m. on business days, and will be valid for the same business day. Further, on September 1, 2015, in order to enhance the flexibility of the foreign exchange liquidity management, transaction limits for banks at the CBRT Foreign Exchange and Banknotes Markets were raised by approximately 130% to U.S.$50 billion. The arrangements served as a buffer for the banking sector to boost confidence in financial markets.

As of May 5, 2015, U.S. dollar required reserves, reserve options and free reserves held at the CBRT have been remunerated. The applicable interest rate has been set on a daily basis depending on varying conditions in the global and local financial markets, and announced daily at 9.30 a.m. As of December 17, 2015, the remuneration rate was set at 49 basis points. Due to the developments in the euro, the per annum commission of 0.2% received from euro accounts of banks and financing companies at the CBRT as of February 1, 2015, was reduced to 0% on July 27, 2015.

On February 13, 2015, the CBRT introduced changes to reserve option tranches and coefficients to strengthen the automatic stabilizing feature of the ROM. Accordingly, to meet the required FX liquidity due to the adjustments in the reserve requirement ratios, the ROC in the first 30% tranche was lowered by 0.2 points. Furthermore, with the upper limit of the facility unchanged, the corresponding ROC to each additional tranche was raised by 0.2 points for tranches above 55%. On March 10, 2015, the CBRT introduced further changes to reserve option coefficients in order to meet the temporary FX liquidity needs of the financial system. Accordingly, the ROC in the first 30% tranche was lowered by 0.2 points. The ROC for tranches above 55%, on the other hand, was raised by 0.6 points. Lastly, on December 26, the calculation of the foreign exchange amount to be held against Turkish lira liabilities under the ROM was rearranged to strengthen its stabilizing feature. Accordingly, the calculation of the foreign exchange amount was based on the average of the exchange rates prevailing before the start of the maintenance period rather than the exchange rates prevailing on the liability date.

On February 27, 2015, the CBRT began to set the FX sale auction amount on a daily basis in order to gain flexibility in FX liquidity policy against market volatility. To this end, as of August 19, 2015, on days when deemed necessary, the CBRT might increase the FX selling auction amount by up to U.S$70 million above the pre-announced minimum amount. Moreover, throughout 2015, the CBRT continued to provide the required portion of the FX requirements of energy-importing SEEs. The CBRT raised the limits of export rediscount credits on January 23, 2015, and widened the scope of firms that can utilize these loans. These changes will enable exporters and the services sector firms, which have FX-denominated earnings, to make higher utilization of the CBRT rediscount credits. The CBRT sold U.S.$22.9 billion through FX selling auctions and direct FX sales to energy-importing SEEs in 2015. During 2015, the FX amount obtained by rediscount credits was U.S.$15.2 billion.

In 2016, the CBRT took steps towards boosting the FX market liquidity including cutting foreign currency required reserve ratios and ROCs were throughout the year, restoring the limits on collateral FX deposits, and meeting part of the demand from energy-importing public institutions.

On January 9, 2016, the CBRT made changes to the coverage of reserve requirements. Development and investment banks’ borrower funds were included in the liabilities subject to reserve requirements with a required reserve ratio 11.5% for TL and 13.0% for FX liabilities. Going forward, deposits/participation funds obtained from banks abroad are subject to the RRRs of other liabilities except deposits/participation funds, because these liabilities are regarded as non-core liabilities.

On September 1, 2016, in addition to the existing facility of allowing 30% of reserve requirements to be maintained as “standard gold” under the ROM, a new separate tranche of 5 % was announced along with the conditions of implementation.

On August 9, 2016, and September 6, 2016, under the ROM, coefficients of the second, third and fourth tranches of the foreign exchange facility in addition to the first two tranches of gold facility were increased by 0.1 points.

On October 31, 2016, to provide the financial system with additional FX liquidity, under the ROM, coefficients of the second, third and fourth tranches of the foreign exchange facility were lowered by 0.2 points. To provide the FX liquidity management of banks with more flexibility, the upper limit of FX reserve requirements that can be maintained as average was raised from 3 to 4 points. On November 17, 2016, under the ROM coefficients regarding the FX facility were kept unchanged for the first tranche, and reduced by 0.1 points for the second tranches and by 0.2 points for other tranches.

To expand the utilization of the rediscount credit facility and increase the contribution of rediscount credits to the CBRT’s FX reserves, the CBRT increased the limit of rediscount credits from U.S.$17 billion to U.S.$20 billion on July 25, 2016.

The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Japanese Yen and against the US Dollar-Euro currency basket:

Table 22

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2012	1.80	2.32	2.27	2.06
2013	1.91	2.53	2.04	2.22
2014	2.19	2.91	2.08	2.50
2015	2.73	3.03	2.26	2.88
2016	3.02	3.34	2.77	3.18
Period End At December 31st
2012	1.79	2.36	2.08	2.08
2013	2.14	2.94	2.03	2.54
2014	2.32	2.83	1.95	2.58
2015	2.92	3.19	2.43	3.05
2016	3.53	3.69	3.03	3.61

*	The basket consisting of U.S.$0.5 and €0.5.

Note: CBRT’s foreign exchange effective selling rates.

Source: CBRT

INTERNATIONAL LENDING

From January 1, 2012 to June 30, 2016, under the World Bank-Turkey Country Partnership Strategy (the “CPS”), Turkey received U.S. $4.3 billion financing from the IBRD. In addition, between July 1, 2016 to December 31, 2016, Turkey received approximately U.S.$1.1 billion from IBRD resources. Therefore, total financing from IBRD resources between January 2012 and December 2016 reached almost U.S.$5.4 billion. This IBRD package consists of development policy loans and investment loans.

The CPS provides financing for private sector investments and guarantees against non-commercial risks by the International Finance Corporation (“IFC”) and Multilateral Investment Guarantee Agency (“MIGA”), respectively. IFC and MIGA are members of the World Bank Group. During the CPS 2012-2016 period, Turkey has become IFC’s second largest client globally as IFC’s own account investments in Turkey have exceeded original estimates, reaching U.S.$3.58 billion in long-term finance. MIGA’s guarantee gross exposure also reached U.S.$1.695 billion in 2016.

A summary of the program and investment loans approved by IBRD between January 1, 2012, and December 31, 2016, are as follows:

Table 23

Program Loans	Original Amount		USD Equivalent	Board Approval	Loan Agreement
Environmental Sustainability and Energy Sector (ESES) DPL3		€455,400,000	$600,000,000	Mar 27, 2012	Apr 6, 2012
Competitiveness and Savings Development Policy Loan (CSDPL)		€624,100,000	$800,000,000.	Jun 6, 2013	Jun 7, 2013
Turkey Sustaining Shared Growth DPL		€367,400,000	$500,000,000	Jul 24, 2014	Aug 22, 2014
Investment Loans
Private Sector Renewable Energy and Energy Efficiency Project—Add. Finance	$ €	235,000,000 183,600,000	$500,000,000	Nov 22, 2011	Dec 5, 2011
SME Energy Efficiency		$201,000,000	$201,000,000	Mar 27, 2013	May 6, 2013
Third Access to Finance for SMEs (SME III)		$300,000,000	$300,000,000	Jun 26, 2013	Aug 22, 2013

Program Loans	Original Amount		USD Equivalent	Board Approval	Loan Agreement
Renewable Energy Integration		€217,600,000	$300,000,000	May 9, 2014	Jul 10, 2014
Gas Sector Development—Add. Finance		$400,000,000	$400,000,000	Jul 2, 2014	Oct 2, 2014
Innovative Access to Finance	$ €	190,000,000 44,100,000	$250,000,000	Jul 22, 2014	Aug 22, 2014
Health System Strengthening and Support Project		€120,000,000	$134,300,000	Sep 21, 2015	Sep 30, 2015
Land Registration and Cadastre Modernization		€81,000,000	$90,590,000	Oct 15, 2015	Nov 30, 2015
Micro Small & Medium Enterprise and Large Enterprise Supply Chain Finance		$200,000,000	$200,000,000	Dec 22, 2015	Dec 28, 2015
Geothermal Development Project		$250,000,000	$250,000,000	Nov 1, 2016	Nov 30, 2016
Long Term Export Financing		$300,000,000	$300,000,000	July 18, 2016	Oct 24, 2016
Trans-Anatolian Natural Gas Pipeline Project (TANAP)		$400,000,000	$400,000,000	Dec 20, 2016	Dec 26, 2016
Sustainable Cities Project		€121,200,000	$132,700,000	Dec 20, 2016	Dec 26, 2016

An IMF staff mission visited Turkey between May 31 and June 6, 2012 to discuss recent economic developments and preparations for the 2012 Article IV consultation discussions. In their concluding statement, the IMF staff stated that the economy is decelerating toward a soft landing, thus the imbalances built over the last two years were diminishing.

During the G-20 meeting held in Los Cabos on June 18-19, 2012, Turkey declared its commitment to contributing to global financial stability by increasing the resources of the IMF. On June 19, 2012, it was announced that the Central Bank of the Republic of Turkey would contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves. The note purchase agreement between the IMF and the Central Bank of the Republic of Turkey became effective on October 17, 2013.

On September 13, 2012, the IMF staff mission visited Turkey for 2012 Article IV consultations. The IMF staff mission concluded its review on September 26, 2012, and published its staff report on December 21, 2012. In its report, the staff noted that Turkish authorities set the stage for more sustainable and balanced growth in 2012, accompanied by declines in the Current Account deficit and inflation. The staff also emphasized the importance of the tighter fiscal policy proposed in the Republic of Turkey’s 2013 budget. They also noted that in the current environment of volatile capital flows, the Central Bank’s more flexible policy framework served the Turkish economy well. Additionally, the staff explained that the Turkish banks appear well-positioned for the introduction of Basel III.

Between September 19, 2013 and October 1, 2013, the IMF mission visited Turkey as part of the annual Article IV consultations. On November 20, 2013, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 20, 2013. In its report, the staff noted that the economic activity accelerated and domestic demand got stronger. However, these improvements came with a deteriorating external account and inflation remaining above target. The staff underlined that monetary stance should be tightened and the monetary policy framework should be normalized with a clearer focus on inflation. On fiscal policy, while mentioning that the fiscal targets for 2013 are on track to be met, the staff noted that the fiscal stance was expansionary and should be reined in. They also stated that increasing national savings and improving competitiveness were central to addressing vulnerabilities, which would require ambitious medium-term fiscal targets and comprehensive structural reforms. In addition, the report praised the sound performance of the Turkish financial system, while advising against downside risks.

The IMF mission visited Turkey again from April 24 to April 30, 2014 in preparation for the 2014 Article IV regular consultations. No press release was issued following the mission’s visit.

Between September 11 and 24, 2014, the IMF mission visited Turkey to hold discussions for the 2014 Article IV regular consultation. On November 21, 2014, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 5, 2014. In its report, the staff noted that Turkey’s economy has grown by 6.0% on average since 2010, which was a significant achievement. However, low national saving and competitiveness challenges are constraining investment and exports. The staff also noted that monetary policy needs to focus on the inflation target, and macro prudential policies should also be reinforced. The staff commended the fact that the financial system remains well capitalized and capital adequacy ratios are high on average, and mostly based on high quality capital, while noting that a tighter fiscal stance would contribute to reducing the external imbalance and relieving pressure on monetary policy.

An IMF staff mission made two separate visits to Turkey during 2015, the first occurred between April 22-29, 2015, and the second between October 15-22, 2015. The IMF staff visited to discuss, with heads and technical teams of several fiscal, financial and monetary agencies, recent economic developments and preparations for the regular 2015 Article IV consultation discussions. On March 25, 2016, the Executive Board of the IMF concluded the Article IV consultation with Turkey, and the staff report was published on April 22, 2016.

An IMF staff mission made two separate visits to Turkey during 2016, the first occurred between January 20 and February 1, 2016, and the second from October 19-31, 2016. The IMF staff visited to discuss recent economic developments and monetary and fiscal policies. The latest Article IV report, published in February 2017, noted the resilience of the Turkish economy in the face of increasing challenges, as well as the authorities’ efforts to avoid an excessive slowdown in the near-term and stressed vulnerabilities of the economy, including high inflation, external imbalances, and substantial reliance on external financing. IMF welcomed the authorities’ steps to simplify the monetary policy framework. The IMF emphasized the need to advance on the policy reform agenda, with a view to increasing domestic savings, while welcoming the progress made to reform the voluntary pension system and raising potential growth.

In 2015, Turkey requested Financial Sector Assessment Program (“FSAP”) update to be performed in 2016. During 2016, IMF and World Bank staff mission visited Turkey three times for the 2016 FSAP update. In addition to the Financial System Stability Assessment and Financial Sector Assessment reports, which were the main documents that resulted from the 2016 FSAP update, detailed assessment reports on insurance and banking sectors and financial market infrastructures were produced. These reports were published on February 3, 2017. As part of the 2016 FSAP update, stability and soundness of the Turkish Financial System were examined in detail and potential risks and vulnerabilities were addressed. The report noted the progress made in the financial stability of the system, while raising concerns regarding dependence on external and foreign currency financing. The staff stated that the oversight and management of systemic risks has been strengthened since the previous FSAP. The staff also noted that the related authorities started to take necessary actions to address the identified potential weaknesses.

The Islamic Development Bank Group (“IDBG”) has provided more than U.S.$10 billion in project financing since its inception in 1976. More than U.S.$5 billion of which has been provided since 2010, pursuant to the Member Country Partnership Strategy (“MCPS”), which is the first country strategy document of the IDBG and was rated “highly successful” in July 2016. In 2016, Turkey ranked first in terms of aggregate total financing among IDBG members with an approved amount of U.S.$1.645 billion. The second MCPS covering the period 2017-2020 is expected to be finalized by the end of this year.

As one of the founding members, Turkey became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. As of the end of 2016, EBRD has provided approximately €9 billion of financing for projects in Turkey, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Turkey was €1.9 billion in 2016. Turkey became the largest individual recipient of the EBRD financing in 2014, 2015 and 2016. The EBRD leads Turkey’s operations under a separate managing director in three resident offices in Istanbul, Ankara and Gaziantep.

Turkey is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). The BSTDB has provided €336.8 million of financing for projects in Turkey between 2012 and 2016, mostly in private sector. According to the 2015-2018 Country Strategy, the BSTDB plans to invest approximately €37 to €55 million per year in Turkey.

The Republic signed a total of €1.1 billion, €1.5 billion, €1.1 billion, €1.2 million and €1.2 million worth of various financing agreements with the European Investment Bank in 2012, 2013, 2014, 2015 and 2016, respectively.

Turkey is one of the founding members of the Council of Europe Development Bank (the “CEB”). The CEB provided €880 million of financing for projects in Turkey from 2012 to 2016.

In 2016, Turkey signed a loan agreement for a €250 million loan with the Kreditanstalt für Wiederaufbau and signed a credit facility agreement for a €150 million credit facility with the French Development Agency.

Turkey is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Turkey assumed the Director position representing Turkey, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2012, exports increased by 13% to U.S.$152.5 billion and in 2013, exports decreased by 0.4% to U.S.$151.8 billion. In 2014, exports increased by 3.8% to U.S.$157.6 billion. In the meantime, because domestic demand also increased, import demand increased considerably by 31.7% and 29.8% in 2010 and 2011 respectively. In 2015, exports decreased by 8.7% to U.S.$143.8 billion. The same year imports decreased 14.4% and were U.S.$207.2 billion. Since imports decreased more than exports, the trade deficit and hence the current account deficit also decreased. . In 2016, exports decreased by 0.9% to U.S.$142.5 billion. The same year imports decreased 4.2% and were U.S.$198.6 billion.

The trade deficit (including shuttle trade) and the current account deficit were U.S.$65.4 billion and U.S.$48 billion, respectively, in 2012. The trade deficit and the current account deficit were U.S.$79.9 billion and U.S.$63.6 billion, respectively, in 2013, U.S.$63.6 billion and U.S.$43.6 billion, respectively, in 2014 and U.S.$48.2 billion and U.S.$32.2 billion, respectively, in 2015. The trade deficit and the current account deficit were U.S.$40.9 billion and U.S.$32.6 billion, respectively, in 2016.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2013, this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2013, while textiles and clothing products increased 8.8% to U.S.$27.4 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6.4% to U.S.$75.0 billion. In 2014, textiles and clothing products increased 6.4% to U.S.$29.2 billion. Additionally, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 4.4% to U.S.$78.1 billion. In 2015, textiles and clothing products decreased by 10.5% to U.S.$26.1 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6.2% to U.S.$77 billion. In 2016, textiles and clothing products decreased by 0.6% to U.S.$26.0 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 2.1% to U.S.$80.9 billion.

Turkey’s principal trading partners have traditionally been EU member countries. In 2013, EU member countries accounted for 41.5% of total exports and 37.7% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9% of total exports in 2013 compared to 8.6% in 2012. In 2014, EU member countries accounted for 43.5% of total exports and 36.7% of total imports. In addition, the largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2014 compared to 9.0% in 2013. In 2015, EU member countries accounted for 44.5% of total exports and 38.0% of total imports. In addition, the largest total export market for Turkish products was Germany, which accounted for 9.3% of total exports in 2015 compared to 9.6% in 2014. In 2016, EU member countries accounted for 48.0% of total exports and 39.0% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.8% of total exports in 2016 compared to 9.3% in 2015.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 24

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2012	2013	2014	2015	2016
Exports f.o.b (1)	152.5	151.8	157.6	143.8	142.5
Imports c.i.f (2)	236.5	251.7	242.2	207.2	198.6
Consumption goods	26.7	30.4	29.0	28.6	27.9
Capital goods	33.9	36.8	36.0	34.9	35.9
Intermediate goods	174.9	183.8	176.7	143.3	134.3
Total Exports	Percentage change from previous year (%)
Value	13.0	-0.4	3.8	-8,7	-0.9
Price	-2.7	0.1	-1.4	-9.6	-4.5
Volume(3)	16.2	-0.5	5.3	1.0	3.7

(in billions of U.S. dollars unless otherwise indicated)	2012	2013	2014	2015	2016
Total Imports(2)	Percentage change from previous year (%)
Value	-1.8	6.4	-3.8	-14.4	-4.2
Price	-2.6	-1.6	-2.9	-15.6	-9.2
Volume(3)	0.9	8.2	-0.9	1.3	5.4
Terms of Trade	-0.2	1.7	1.8	6.7	3.9

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 25

Exports (FOB)* by Sectors and Commodity

	(in thousands of U.S. dollars unless otherwise indicated)					Percentage Change (%)
	2012	2013	2014	2015	2016	12/11	13/12	14/13	15/14	16/15

Agriculture and forestry	5 188 858	5 653 323	6 029 749	5 756 596	5 396 959	0.4	9.0	6.7	-4.5	-6.2
Agriculture, hunting and related service activities	5 167 145	5 626 402	6 007 500	5 735 622	5 372 545	0.4	8.9	6.8	-4.5	-6.3
Forestry, logging and related service activities	21 713	26 921	22 249	20 974	24 414	16.8	24.0	-17.4	-5.7	16.4
Fishing	190 340	258 177	346 537	368 235	413 904	2.3	35.6	34.2	6.3	12.4
Fishing, aquaculture and service activities incidental to fishing	190 340	258 177	346 537	368 235	413 904	2.3	35.6	34.2	6.3	12.4
Mining and quarrying	3 160 765	3 879 449	3 406 108	2 798 896	2 676 815	12.7	22.7	-12.2	-17.8	-4.4
Mining of coal and lignite; extraction of peat	6 660	3 416	8 524	13 618	5 387	13.6	-48.7	149.5	59.7	-60.4
Extraction of crude petroleum and natural gas	229 919	248 808	226 136	168 260	133 728	81.9	8.2	-9.1	-25.6	-20.5
Mining of metal ores	1 338 680	1 729 264	1 367 763	991 699	910 830	10.3	29.2	-20.9	-27.5	-8.2
Other mining and quarrying	1 585 505	1 897 960	1 803 684	1 625 319	1 626 870	8.7	19.7	-5.0	-9.9	0.1
Manufacturing	143 193 911	141 358 199	147 059 418	134 389 890	133 597 055	13.7	-1.3	4.0	-8.6	-0.6
Manufacture of food products and beverages	9 514 194	10 664 446	11 157 501	10 222 407	9 911 500	7.1	12.1	4.6	-8.4	-3.0
Manufacture of tobacco products	415 340	465 440	554 938	532 311	647 850	37.9	12.1	19.2	-4.1	21.7
Manufacture of textiles	13 259 405	14 740 647	15 413 632	13 591 481	13 543 692	2.6	11.2	4.6	-11.8	-0.4
Manufacture of wearing apparel; dressing and dyeing of fur	11 955 404	12 703 715	13 773 510	12 525 940	12 416 403	2.8	6.3	8.4	-9.1	-0.9
Tanning and dressing of leather; manufacture of luggage, handbags, saddlery, harness and footwear	913 714	1 119 089	1 153 124	1 018 116	1 033 500	18.1	22.5	3.0	-11.7	1.5
Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting ma	658 431	724 289	853 567	695 233	679 935	0.8	10.0	17.8	-18.5	-2.2
Manufacture of paper and paper products	1 646 891	1 933 665	1 984 813	1 778 511	1 890 635	17.0	17.4	2.6	-10.4	6.3
Publishing, printing and reproduction of recorded media	157 514	154 496	167 511	142 358	126 479	-3.9	-1.9	8.4	-15.0	-11.2
Manufacture of coke, refined petroleum products and nuclear fuel	7 179 744	6 299 799	5 728 616	4 175 800	2 998 303	17.3	-12.3	-9.1	-27.1	-28.2
Manufacture of chemicals and chemical products	7 308 244	7 614 807	7 960 572	7 466 601	6 917 293	8.4	4.2	4.5	-6.2	-7.4
Manufacture of rubber and plastics products	6 430 097	7 029 917	7 539 802	6 473 843	6 297 041	3.0	9.3	7.3	-14.1	-2.7

	(in thousands of U.S. dollars unless otherwise indicated)					Percentage Change (%)
	2012	2013	2014	2015	2016	12/11	13/12	14/13	15/14	16/15

Manufacture of other non-metallic mineral products	4 083 453	4 289 985	4 328 839	3 848 995	3 608 751	1.0	5.1	0.9	-11.1	-6.2
Manufacture of basic metals	29 109 842	17 516 405	16 636 352	17 709 995	17 879 700	70.6	-39.8	-5.0	6.5	1.0
Manufacture of fabricated metal products, except machinery and equipment	6 589 003	7 067 823	7 430 285	6 490 562	6 110 758	5.8	7.3	5.1	-12.6	-5.9
Manufacture of machinery and equipment n.e.c.	11 856 605	12 779 481	13 590 841	12 068 019	11 735 142	6.6	7.8	6.3	-11.2	-2.8
Manufacture of office, accounting and computing machinery	147 973	177 687	189 301	185 113	160 261	5.5	20.1	6.5	-2.2	-13.4
Manufacture of electrical machinery and apparatus n.e.c.	5 859 416	6 459 928	6 364 357	5 432 544	5 223 229	-0.1	10.2	-1.5	-14.6	-3.9
Manufacture of radio, television and communication equipment and apparatus	2 511 008	2 047 306	2 234 053	1 936 228	1 780 068	19.0	-18.5	9.1	-13.3	-8.1
Manufacture of medical, precision and optical instruments, watches and clocks	628 171	789 300	833 516	820 023	799 173	26.0	25.7	5.6	-1.6	-2.5
Manufacture of motor vehicles, trailers and semi-trailers	16 244 049	18 245 643	19 217 751	18 533 196	21 103 025	-4.7	12.3	5.3	-3.6	13.9
Manufacture of other transport equipment	1 780 943	2 340 254	2 398 340	2 178 545	2 151 839	-10.6	31.4	2.5	-9.2	-1.2
Manufacture of furniture; manufacturing n.e.c.	4 944 472	6 194 074	7 548 199	6 564 070	6 582 477	23.2	25.3	21.9	-13.0	0.3
Electricity, gas and water supply	190 211	28 970	88 884	73 861	13 590	27.8	-84.8	206.8	-16.9	-81.6
Electricity, gas, steam and hot water supply	190 211	28 970	88 884	73 861	13 590	27.8	-84.8	206.8	-16.9	-81.6
Wholesale and retail trade	534 800	605 984	672 861	445 282	423 714	-15.4	13.3	11.0	-33.8	-4.8
Waste and scrap	534 800	605 984	672 861	445 282	423 714	-15.4	13.3	11.0	-33.8	-4.8
Real estate, renting and business activities	544	3 422	2 556	1 967	794	-6.7	529.3	-25.3	-23.0	-59.6
Other business activities	544	3 422	2 556	1 967	794	-6.7	529.3	-25.3	-23.0	-59.6
Other community, social and personal service activities	2 307	15 113	4 043	4 145	7 711	-53.8	555.2	-73.3	2.5	86.0
Recreational, cultural and sporting activities	2 286	15 107	4 024	4 144	7 711	-54.2	560.8	-73.4	3.0	86.1
Other service activities	21	6	18	1	0	1880.5	-68.6	183.3	-93.6	0.0
Total	152 461 737	151 802 637	157 610 158	143 838 871	142 530 542	13.0	-0.4	3.8	-8.7	-0.9

*	Excluding shuttle and transit trade

Source: TURKSTAT

The following table presents Turkey’s exports by country for the periods indicated:

Table 26

(In Thousands of Dollars and % of total exports)	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
Total	152 461 737	151 802 637	157 610 158	143 838 871	142 530 542	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 28)	59 398 377	63 039 810	68 514 370	63 998 494	68 344 639	39.0	41.5	43.5	44.5	48.0
B-Free Zones in Turkey	2 294 934	2 412 824	2 269 841	1 906 792	1 821 507	1.5	1.6	1.4	1.3	1.3
C-Other countries	90 768 426	86 350 002	86 825 947	77 933 585	72 364 397	59.5	56.9	55.1	54.2	50.8
1-Other European Countries	14 166 917	14 213 880	15 183 962	14 141 058	9 736 353	9.3	9.4	9.6	9.8	6.8
2-North African Countries	9 443 604	10 041 750	9 757 935	8 527 126	7 754 991	6.2	6.6	6.2	5.9	5.4
3-Other African Countries	3 913 246	4 103 794	3 996 463	3 921 798	3 650 928	2.6	2.7	2.5	2.7	2.6
4-North American Countries	6 662 554	6 580 293	7 292 336	7 066 506	7 404 339	4.4	4.3	4.6	4.9	5.2
5-Central America and Caraips	769 630	1 004 173	938 023	848 820	846 093	0.5	0.7	0.6	0.6	0.6
6-South American Countries	2 191 084	2 126 991	1 852 328	1 309 783	1 094 758	1.4	1.4	1.2	0.9	0.8
7-Near and Middle Eastern	42 451 153	35 574 660	35 383 669	31 085 756	31 304 511	27.8	23.4	22.5	21.6	22.0
8-Other Asian Countries	10 574 649	12 016 838	11 590 682	10 307 368	9 684 123	6.9	7.9	7.4	7.2	6.8
9-Australia and New Zealand	490 339	538 473	600 042	619 476	735 910	0.3	0.4	0.4	0.4	0.5
10-Other Countries	105 250	149 150	230 507	105 894	152 391	0.1	0.1	0.1	0.1	0.1

(In Thousands of Dollars and % of total exports)	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
D-Selected country groups
1-OECD Countries	66 289 740	68 683 836	76 674 897	75 368 261	77 420 559	43.5	45.2	48.6	52.4	54.3
2- EFTA Countries	2 601 134	1 661 908	3 795 180	6 202 203	3 266 607	1.7	1.1	2.4	4.3	2.3
3-Organization of the Black Sea Economic Cooperation	18 791 305	20 367 992	19 687 232	14 590 290	13 078 569	12.3	13.4	12.5	10.1	9.2
4- Organization for Economic Cooperation	16 563 295	11 898 400	11 716 861	9 566 766	9 602 825	10.9	7.8	7.4	6.7	6.7
5-Commonwealth of Independent States	15 074 703	16 924 418	15 616 469	10 568 768	7 749 753	9.9	11.1	9.9	7.3	5.4
6-Turkish Republics	5 840 703	6 908 137	7 107 785	5 289 671	3 992 342	3.8	4.6	4.5	3.7	2.8
7-Organization of Islamic Cooperation	55 218 487	49 370 615	48 625 211	42 737 552	41 232 824	36.2	32.5	30.9	29.7	28.9
Selected Countries (1)
Germany	13 124 375	13 702 577	15 147 423	13 417 033	13 999 016	8.6	9.0	9.6	9.3	9.8
United Kingdom	8 693 599	8 785 124	9 903 172	10 556 393	11 686 032	5.7	5.8	6.3	7.3	8.2
Iraq	10 822 144	11 948 905	10 887 826	8 549 967	7 636 964	7.1	7.9	6.9	5.9	5.4
Italy	6 373 080	6 718 355	7 141 071	6 887 399	7 580 835	4.2	4.4	4.5	4.8	5.3
USA	5 604 230	5 640 247	6 341 841	6 395 842	6 623 348	3.7	3.7	4.0	4.4	4.6
France	6 198 536	6 376 704	6 464 243	5 845 032	6 022 491	4.1	4.2	4.1	4.1	4.2
UAE	8 174 607	4 965 630	4 655 710	4 681 255	5 406 991	5.4	3.3	3.0	3.3	3.8
Spain	3 717 345	4 334 196	4 749 584	4 742 270	4 988 501	2.4	2.9	3.0	3.3	3.5
Iran	9 921 602	4 192 511	3 886 190	3 663 760	4 966 349	6.5	2.8	2.5	2.5	3.5
Netherlands	3 244 429	3 538 043	3 458 689	3 154 867	3 589 478	2.1	2.3	2.2	2.2	2.5
Saudi Arabia	3 676 612	3 191 482	3 047 134	3 472 514	3 172 061	2.4	2.1	1.9	2.4	2.2
Israel	2 329 531	2 649 663	2 950 902	2 698 139	2 955 552	1.5	1.7	1.9	1.9	2.1
Egypt	3 679 195	3 200 362	3 297 538	3 124 876	2 732 877	2.4	2.1	2.1	2.2	1.9
Switzerland	2 124 525	1 014 523	3 207 526	5 675 424	2 676 266	1.4	0.7	2.0	3.9	1.9
Romania	2 495 427	2 616 313	3 008 011	2 815 506	2 671 228	1.6	1.7	1.9	2.0	1.9
Poland	1 853 700	2 058 857	2 401 689	2 329 176	2 650 505	1.2	1.4	1.5	1.6	1.9
Belgium	2 359 575	2 573 804	2 939 108	2 557 805	2 548 249	1.5	1.7	1.9	1.8	1.8
Bulgaria	1 684 989	1 971 247	2 040 157	1 675 928	2 383 523	1.1	1.3	1.3	1.2	1.7
China	2 833 255	3 600 865	2 861 052	2 414 790	2 328 100	1.9	2.4	1.8	1.7	1.6
Algeria	1 813 037	2 002 689	2 078 889	1 825 875	1 736 371	1.2	1.3	1.3	1.3	1.2
Others	51 737 946	56 720 541	57 142 401	47 355 020	44 175 805	33.9	37.4	36.3	32.9	31.0

(1)	Countries are ranked by 2016 figures.

Source: TURKSTAT

In 2012, the value of imports increased to U.S.$236.5 billion and EU share in Turkey’s import was 37%. In 2013, the value of imports increased to U.S.$251.7 billion and EU share in Turkey’s import was 36.7%. In 2014, the value of imports increased to U.S.$242.2 billion and EU share in Turkey’s import was 36.7%. In 2015, the value of imports increased to U.S.$207.2 billion and EU share in Turkey’s import was 38%. In 2016, the value of imports increased to U.S.$198.6 billion and EU share in Turkey’s import was 39%.

Due to the decline in domestic consumption in Turkey and the decrease in global imports prices, in 2016, the value, the value of imports decreased to U.S.$198.6 billion and EU share in Turkey’s import was 39.0%.

In 2013 and 2014, of the main commodity groups, the share of intermediate goods in total imports was 73.0%, while the shares of capital goods and consumption goods in total imports were 13.5% and 12.1%, respectively. In 2015, of the main commodity groups, the share of intermediate goods in total imports was 69.2%, while the shares of capital goods and consumption goods in total imports were 16.8% and 13.8%, respectively. In 2016, of the main commodity groups, the share of intermediate goods in total imports was 67.6%, while the shares of capital goods and consumption goods in total imports were 18.1% and 14.1%, respectively.

The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 27

(In Thousands of Dollars and % changes)	2012	2013	2014	2015	2016	11/12	13/12	14/13	15/14	16/15
Total	236 545 141	251 661 250	242 177 117	207 234 359	198 616 775	-1.8	6.4	-3.8	-14.4	-4.2
Capital goods	33 925 389	36 771 127	35 995 907	34 904 940	35 917 814	-9.0	8.4	-2.1	-3.0	2.9
Capital goods (except transportations vehicles)	28 125 442	32 034 334	30 437 762	28 517 406	29 765 112	-5.0	13.9	-5.0	-6.3	4.4
Transportation vehicles incidental to industry	5 799 947	4 736 793	5 558 145	6 387 533	6 152 703	-24.3	-18.3	17.3	14.9	-3.7
Intermediate goods	174 930 331	183 811 325	176 721 669	143 316 885	134 315 233	1.0	5.1	-3.9	-18.9	-6.3
Unprocessed materials incidental to industry	15 344 073	13 926 322	13 298 987	9 328 123	8 711 499	-5.0	-9.2	-4.5	-29.9	-6.6
Processed materials incidental to industry	73 612 072	85 896 095	78 849 939	67 929 522	66 621 439	-2.5	16.7	-8.2	-13.8	-1.9
Unprocessed fuels and oils	1 161 641	923 019	847 099	2 974 619	2 645 621	-10.9	-20.5	-8.2	251.2	-11.1
Parts of investment goods	10 949 032	12 411 705	12 152 091	11 420 508	13 872 724	0.8	13.4	-2.1	-6.0	21.5
Parts of transportation vehicles	11 128 565	11 890 116	12 187 234	12 114 994	13 197 403	-9.8	6.8	2.5	-0.6	8.9
Unprocessed materials of food and beverages	3 703 383	3 414 093	4 289 973	3 456 384	3 349 272	-15.4	-7.8	25.7	-19.4	-3.1
Processed materials of food and beverages	2 137 069	2 244 379	2 628 359	2 388 591	2 298 994	19.1	5.0	17.1	-9.1	-3.8
Processed fuels and oils	17 423 952	17 425 970	17 702 419	10 279 445	8 333 410	6.0	0.0	1.6	-41.9	-18.9
Confidential data(1)	39 470 543	35 679 626	34 765 569	23 424 699	15 284 872	14.8	-9.6	-2.6	-32.6	-34.7
Consumption goods	26 699 252	30 415 894	29 006 394	28 586 784	27 946 911	-10.1	13.9	-4.6	-1.4	-2.2
Automobiles	7 248 447	9 126 820	7 717 928	9 223 243	9 839 844	-14.5	25.9	-15.4	19.5	6.7
Durable consumption goods	4 352 554	4 962 452	4 663 920	3 765 901	3 268 333	0.3	14.0	-6.0	-19.3	-13.2
Semi-durable consumption goods	5 893 362	6 794 659	6 912 899	6 279 324	5 710 406	-8.7	15.3	1.7	-9.2	-9.1
Non-durable consumption goods	5 177 291	5 392 162	5 642 136	5 266 595	5 232 314	-12.2	4.2	4.6	-6.7	-0.7
Unprocessed of food and beverages	808 512	844 854	978 762	1 025 280	1 106 653	-0.7	4.5	15.8	4.8	7.9
Processed of food and beverages	1 387 324	1 619 087	1 778 299	1 903 196	1 728 171	-23.6	16.7	9.8	7.0	-9.2
Gasoline	1 674 633	1 415 040	1 048 594	814 311	716 644	0.7	-15.5	-25.9	-22.3	-12.0
Transportation vehicles not incidental to industry	157 128	260 819	263 857	308 933	344 546	-34.6	66.0	1.2	17.1	11.5
Others	990 170	662 904	453 147	425 750	436 817	34.1	-33.1	-31.6	-6.0	2.6
Other goods not elsewhere specified	990 170	662 904	453 147	425 750	436 817	34.1	-33.1	-31.6	-6.0	2.6

Source: Ministry of Development

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 28

(In Thousands of Dollars and % of total imports)	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
Total	236 545 141	251 661 250	242 177 117	207 234 359	198 616 775	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 28)	87 657 462	92 457 992	88 783 651	78 681 346	77 500 407	37.1	36.7	36.7	38.0	39.0
B-Free Zones in Turkey	1 045 827	1 267 869	1 260 771	1 227 213	1 434 892	0.4	0.5	0.5	0.6	0.7
C-Other countries	147 841 852	157 935 389	152 132 695	127 325 800	119 681 476	62.5	62.8	62.8	61.4	60.3
1-Other European Countries	37 206 446	41 319 229	36 367 325	28 111 593	21 906 906	15.7	16.4	15.0	13.6	11.0
2-North African Countries	3 308 343	3 508 479	3 435 769	3 006 965	3 200 795	1.4	1.4	1.4	1.5	1.6
3-Other African Countries	2 613 447	2 522 630	2 502 192	2 092 386	2 154 733	1.1	1.0	1.0	1.0	1.1
4-North American Countries	15 084 268	13 952 865	13 834 992	12 070 505	11 930 768	6.4	5.5	5.7	5.8	6.0
5-Central America and Caraips	1 069 126	1 362 167	1 123 835	1 039 522	967 028	0.5	0.5	0.5	0.5	0.5
6-South American Countries	4 079 580	3 665 676	3 934 733	3 661 117	4 092 086	1.7	1.5	1.6	1.8	2.1
7-Near and Middle Eastern	21 410 008	22 214 051	20 480 465	13 574 630	13 760 750	9.1	8.8	8.5	6.6	6.9
8-Other Asian Countries	49 602 022	54 648 319	56 162 293	53 339 448	54 256 373	21.0	21.7	23.2	25.7	27.3
9-Australia and New Zealand	861 022	1 318 247	637 678	608 577	654 628	0.4	0.5	0.3	0.3	0.3
10-Other Countries	12 607 589	13 423 725	13 653 413	9 821 057	6 757 409	5.3	5.3	5.6	4.7	3.4
D-Selected country groups
1-OECD Countries	113 723 573	124 206 736	116 518 208	101 502 395	100 922 575	48.1	49.4	48.1	49.0	50.8
2- EFTA Countries	5 238 265	10 652 294	5 716 743	3 137 859	3 161 772	2.2	4.2	2.4	1.5	1.6
3-Organization of the Black Sea Economic Cooperation	41 509 519	41 270 643	40 926 921	31 525 224	24 183 105	17.5	16.4	16.9	15.2	12.2
4- Organization for Economic Cooperation	16 429 472	14 802 005	13 443 503	9 310 425	7 739 662	6.9	5.9	5.6	4.5	3.9
5-Commonwealth of Independent States	35 248 191	34 000 176	33 085 484	27 152 409	20 728 847	14.9	13.5	13.7	13.1	10.4
6-Turkish Republics	3 558 042	3 600 058	2 997 231	2 687 976	2 604 880	1.5	1.4	1.2	1.3	1.3
7-Organization of Islamic Cooperation	31 690 284	32 074 294	29 107 197	22 406 807	23 178 249	13.4	12.7	12.0	10.8	11.7

(In Thousands of Dollars and % of total imports)	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
Selected Countries (1)
China	21 295 242	24 685 885	24 918 224	24 873 457	25 440 936	9.0	9.8	10.3	12.0	12.8
Germany	21 400 614	24 182 422	22 369 476	21 351 884	21 474 524	9.0	9.6	9.2	10.3	10.8
Russia	26 625 286	25 064 214	25 288 597	20 401 757	15 162 386	11.3	10.0	10.4	9.8	7.6
USA	14 130 546	12 596 170	12 727 562	11 141 462	10 867 794	6.0	5.0	5.3	5.4	5.5
Italy	13 344 468	12 884 864	12 055 972	10 639 042	10 218 107	5.6	5.1	5.0	5.1	5.1
France	8 589 896	8 079 840	8 122 571	7 597 687	7 364 715	3.6	3.2	3.4	3.7	3.7
South Korea	5 660 093	6 088 318	7 548 319	7 057 439	6 384 176	2.4	2.4	3.1	3.4	3.2
India	5 843 638	6 367 791	6 898 577	5 613 515	5 757 246	2.5	2.5	2.8	2.7	2.9
Spain	6 023 625	6 417 719	6 075 843	5 588 524	5 679 305	2.5	2.6	2.5	2.7	2.9
United Kingdom	5 629 455	6 281 414	5 932 227	5 541 277	5 320 236	2.4	2.5	2.4	2.7	2.7
Iran	11 964 779	10 383 217	9 833 290	6 096 254	4 699 777	5.1	4.1	4.1	2.9	2.4
Japan	3 601 427	3 453 190	3 199 915	3 140 055	3 943 603	1.5	1.4	1.3	1.5	2.0
UAE	3 596 545	5 384 468	3 253 024	2 008 690	3 701 153	1.5	2.1	1.3	1.0	1.9
Poland	3 058 078	3 184 533	3 082 128	2 977 662	3 244 183	1.3	1.3	1.3	1.4	1.6
Belgium	3 690 309	3 843 376	3 863 892	3 146 936	3 200 764	1.6	1.5	1.6	1.5	1.6
Netherlands	3 660 634	3 363 585	3 517 164	2 914 359	3 000 297	1.5	1.3	1.5	1.4	1.5
Czech Republic	2 005 342	2 627 288	2 420 199	2 218 334	2 561 652	0.8	1.0	1.0	1.1	1.3
Ukraine	4 394 200	4 516 333	4 242 612	3 448 171	2 547 636	1.9	1.8	1.8	1.7	1.3
Switzerland	4 304 864	9 645 289	4 821 031	2 445 864	2 502 961	1.8	3.8	2.0	1.2	1.3
Romania	3 236 425	3 592 568	3 363 233	2 598 908	2 195 728	1.4	1.4	1.4	1.3	1.1
Others	64 489 674	69 018 766	68 643 260	56 433 083	53 349 595	27.3	27.4	28.3	27.2	26.9

(1)	Countries are ranked by 2016 figures.

Sources: TURKSTAT, Ministry of Development

In 2012, Turkey’s net international reserves were approximately U.S.$137.5 billion. In 2012, gross foreign exchange reserves of the Central Bank were approximately U.S.$100 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$18.3 billion. In 2012, net portfolio outflow from Turkey was U.S.$0.6 billion, compared to a U.S.$0.9 billion outflow in 2011.

In 2013, Turkey’s net international reserves were approximately U.S.$147.9 billion. In 2013, gross foreign exchange reserves of the Central Bank were approximately U.S.$110.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$16.9 billion. In 2013, net portfolio outflow from Turkey was U.S.$1.3 billion, compared to a U.S.$0.6 billion outflow in 2012.

In 2014, Turkey’s net international reserves were approximately U.S.$141.8 billion. In 2014, gross foreign exchange reserves of the Central Bank were approximately U.S.$106.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$14.5 billion. In 2014, net portfolio outflow from Turkey was U.S.$2 billion, compared to a U.S.$1.3 billion outflow in 2013.

In 2015, Turkey’s net international reserves were approximately U.S.$128.0 billion. In 2015, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$17.5 billion. In 2015, net portfolio outflow from Turkey was U.S.$2.5 billion, compared to a U.S.$2.0 billion outflow in 2014.

In 2016, Turkey’s net international reserves were approximately U.S.$129.7 billion. In 2016, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.2 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.4 billion. In 2016, net portfolio inflow to Turkey was U.S.$6.3 billion, compared to a U.S.$15.7 billion outflow in 2015.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2012, Turkey’s travel revenues increased by 1.2% to U.S.$25.3 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$5.8 billion in 2012, compared to U.S.$4.6 billion in 2011.

Turkey’s receipts from all services amounted to approximately U.S.$43.2 billion in 2012, which represented an increase of 5.8% from 2011. Secondary income amounted to U.S.$1.4 billion in 2012. On the other hand, the debit for all services and primary income account amounted to approximately U.S.$33 billion ($12.4 billion from primary income) in 2012, representing an increase of 1. 7% (an increase of 4% for primary income) from 2011.

In 2013, Turkey’s travel revenues increased by 10.5% to U.S.$28 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$5.3 billion in 2013, compared to U.S.$5.8 billion in 2012.

Turkey’s receipts from all services amounted to approximately U.S.$47.7 billion in 2013, which represented an increase of 10.3% from 2012. Secondary income amounted to U.S.$1.2 billion in 2013. On the other hand, the debit for all services and income account amounted to approximately U.S.$37.9 billion ($14 billion from primary income) in 2013, representing an increase of 14.8% (an increase of 12.3% for primary income) from 2012.

In 2014, Turkey’s travel revenues increased by 5.6% to U.S.$29.6 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$4.9 billion in 2014, compared to U.S.$5.3 billion in 2013.

Turkey’s receipts from all services amounted to approximately U.S.$51.7 billion in 2014, which represented an increase of 8.4% from 2013. Secondary income amounted to U.S.$1.4 billion in 2014. On the other hand, the debit for all services and income account amounted to approximately U.S.$38 billion ($13 billion from primary income) in 2014, representing an increase of 0.1% (a decrease of 6.2% for primary income) from 2013.

In 2015, Turkey’s travel revenues increased by 9.9% to U.S.$26.6 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$4.5 billion in 2015, compared to U.S.$4.9 billion in 2014.

Turkey’s receipts from all services amounted to approximately U.S.$46.3 billion in 2014, which represented a decrease of 10.4% from 2013. Secondary income amounted to U.S.$1.3 billion in 2015. On the other hand, the debit for all services and income account amounted to approximately U.S.$36.2 billion ($14 billion from primary income) in 2015, representing a decrease of 4.6% (an increase of 7.6% for primary income) from 2014.

In 2016, Turkey’s travel revenues decreased by 29.6% to U.S.$18.7 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$5.3 billion in 2016, compared to U.S.$4.5 billion in 2015.

Turkey’s receipts from all services amounted to approximately U.S.$37.2 billion in 2016, which represented a decrease of 19.9% from 2015. Secondary income amounted to U.S.$1.8 billion in 2016. On the other hand, the debit for all services and income account amounted to approximately U.S.$36.1 billion ($14.3 billion from primary income) in 2016, representing a decrease of 0.8% (an increase of 1.4% for primary income) from 2015.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 29

in millions of US dollar	2012	2013	2014	2015	2016
CURRENT ACCOUNT	-47,962	-63,621	-43,597	-32,118	-32,590
Trade Balance	-65,367	-79,917	-63,597	-48,114	-40,854
Goods Exports	161,948	161,789	168,926	151,970	150,164
Goods Imports	227,315	241,706	232,523	200,084	191,018
Services	22,588	23,680	26,768	24,208	15,468
Credit	43,225	47,674	51,657	46,480	37,245
Travel receipts	25,345	27,997	29,552	26,616	18,743
Debit	20,637	23,994	24,889	22,272	21,777
Primary Income	-6,589	-8,590	-8,175	-9,642	-8,997
Credit	5,762	5,289	4,874	4,471	5,311
Interest Income	2,054	1,778	1,666	1,722	2,142
Debit	12,351	13,879	13,049	14,113	14,308
Interest Expenditure	5,818	5,767	5,631	5,160	5,639
Secondary Income	1,406	1,206	1,407	1,430	1,793
General Government	396	457	475	516	1,109
Other Sectors	1,010	749	932	914	684
Workers’ Remittances	975	878	838	714	575
CAPITAL ACCOUNT	-58	-96	-70	-21	23
FINANCIAL ACCOUNT	-48,947	-62,140	-41,627	-21,941	-21,712
Direct Investment (net)	-9,522	-9,269	-5,781	-12,455	-9,148
Portfolio Investment (net)	-41,012	-23,988	-20,114	15,719	-6,292
Assets	-2,657	-2,601	746	6,129	1,511
Liabilities	38,355	21,387	20,860	-9,590	7,803
Equity Securities	6,276	842	2,559	-2,395	823
Debt Securities	32,079	20,545	18,301	-7,195	6,980
General Government	21,658	8,754	4,572	-7,420	3,505
In Turkey	16,835	4,133	370	-7,670	823
Abroad	4,823	4,621	4,202	250	2,682
Other Investment (net)	-19,227	-38,794	-15,264	-13,374	-7,085
Assets	599	-2,331	1,675	14,963	6,144
Liabilities	19,826	36,463	16,939	28,337	13,229
Loans	10,568	21,745	16,303	13,624	5,894
Monetary Authority	0	0	0	0	0
General Government	-2,096	-874	-886	-1,186	-919
Banks	5,862	21,704	11,824	5,297	-2,685
Other Sectors	6,802	915	5,365	9,513	9,498
Currency and Deposits	7,799	8,533	-154	12,482	3,592
in Monetary Authority	-2,243	-2,000	-2,333	-916	-476
in Banks	10,042	10,533	2,179	13,398	4,068
Reserve Assets	20,814	9,911	-468	-11,831	813
NET ERRORS AND OMISSIONS	-927	1,577	2,040	10,198	10,855

Source: CBRT

CURRENT ACCOUNT

The monetary policy implemented by the Central Bank at the end of 2010 to balance domestic and external demand, weakened domestic demand factors, and the increase in net external demand were the main factors underlying the decline in the current account deficit throughout 2012. Measures were taken to decrease credit growth to a sustainable level, which led to a slowdown in imports. Meanwhile, the contraction in private consumption caused exporting sectors to concentrate on foreign markets, which catalyzed the reduction in the current account deficit. The Turkish lira, which maintained its competitiveness, also played a significant role in reducing the current account deficit by contributing to the increase in exports of goods and services. As a consequence, the Current Account deficit was U.S.$48 billion in 2012.

The moderate and steady upward trend in exports that started in the wake of the financial crisis continued throughout 2012. The financial crisis in the EU countries that deepened at the end-2011 impeded Turkey’s exports to the EU. However, the adverse effects of the conditions in the EU were mitigated by diversifying to newer export regions and sectors during this period. Another significant development with respect to exports was the increase in gold exports that started primarily in the second quarter of 2012.

Travel and transport items continued to be the main drivers of goods and services in 2012. Travel revenues increased in the final quarter of 2012 compared to the same period of the previous year. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Asian countries.

Despite the weak global growth, exports managed to maintain a steady pattern in 2013 and stayed at U.S.$161.8 billion level. On the other hand, a significant growth of 6.3% was realized in imports mainly because of historically high gold imports as well as robust domestic demand. Consequently, the balance-of-payments-defined trade deficit rose to U.S.$79.9 billion in 2013 (U.S.$11.8 billion of which was due to gold imports).

Travel and transport items continued to be the main drivers of services in 2013 as in 2012. Travel revenues increased throughout the year and reached a historical high of U.S.$28 billion in 2013. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Russia, Georgia and Asian countries.

As a result of the above factors, the current account deficit rose to U.S.$63.6 billion (6.7% of GDP) at the end of 2013.

In 2014, the current account deficit of Turkey narrowed by U.S.$20.0 billion to U.S.$43.6 billion (4.7% of GDP). The main factor behind this fall was the collapse of gold imports. After a spike in 2013, the plunge in net gold imports contributed U.S.$7.9 billion to the shrinkage of the Current Account deficit.

Although geopolitical issues affecting Turkey’s important trade partners, such as Iraq, Russia and Ukraine, limited Turkey’s export performance, with the exception of gold exports, (balance-of-payments-defined) exports increased by 4.6% (U.S.$7.3 billion). In addition to the below-the-potential growth, the sharp fall in oil prices over the second half of the year helped in containing energy imports and total imports dropped by 3.8% (U.S.$9.2 billion). Travel revenues and shuttle trade, important revenue items in Turkey’s current account balance, performed relatively well during 2014 and expanded by 5.6% and 15.8%, respectively.

The improvement in the current account balance observed since 2014 continued but slowed in 2015. The weak outlook of the global economy and adverse geopolitical developments restricted exports, while moderate domestic demand boosted imports, resulting in a slow-down in the improvement of the current account balance in the first half of the year. However, in the second half, while the strengthening recovery trend in exports to EU countries supported export growth offsetting the negative effects of adverse geopolitical developments to some extent, the imports started to display a downward trend, both contributing to the revival of the rebalancing process. During the year, the decline in energy prices, the favorable terms of trade developments, and the moderate course of consumer loans were important factors providing support to the recovery. Both exports and imports (balance-of-payments-defined) decreased by 12.7% (U.S.$21 billion, U.S.$28.8 billion, respectively).

On the other hand, travel revenues, after having recorded an upward trend in the period 2011-2014, decreased by 9.9% in 2015. The main determinants of this fall were the parity effect, the decrease in the number of visitors from Russia, and the decline in package tour expenditures. In line with these developments, shuttle trade decreased by 36.1% to U.S.$5.5 billion in 2015. As a result of these developments, the current account deficit was reduced by U.S.$11.5 billion to U.S.$32.1 billion (3.7% of GDP) in 2015.

The recovery process in the current account balance was interrupted in the third quarter of 2016. Despite the ongoing contribution to the recovering in the current account balance from the fall in energy prices, adverse geopolitical developments curtailed export growth and dampened tourism revenues which resulted in a deceleration of the recovery. Mild demand conditions in European Union countries coupled with domestic demand conditions caused imports to remain weak, which restricted the deterioration in the current account balance. Favorable developments in trade and stable consumer loans proved to be supporters as well. As a result, in 2016, the current account deficit of Turkey increased by U.S.$0.5 billion to U.S.$32.6 billion (3.8% of GDP).

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations, all of which help to ensure equal treatment of domestic and foreign investors, such as granting foreign entrepreneurs the same rights as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•	The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (IMF), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment which have been signed with 99 countries, 76 of which are currently in force.

•	Agreements to avoid double taxation are currently in effect with 82 countries.

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties, and party to the convention on the International Center for Settlement of Disputes.

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

•	Active participant in the WTO working group conducting analytical studies on the relationship between trade and investment.

Net FDI inflows into Turkey amounted to U.S.$12.3 billion in 2016.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 30

Foreign Direct Investment (in millions of U.S. Dollars)

	Equity Capital Liquidation			Other Capital (Intra- Company Loans)	Real Estate	Total (Net Incurrence of Liabilities)
Year	Inflows	Outflows	Net	Net	Net	Net
2012	10,761	-633	10,128	864	2,636	13,628
2013	9,890	-568	9,322	525	3,049	12,896
2014	8,631	-261	8,370	137	4,321	12,828
2015	12,074	-364	11,710	1,684	4,156	17,550
2016	6,899	-621	6,278	2,139	3,890	12,307

Source: CBRT

Investments in the services sector accounted for 61.9% of total FDI for 2016, while manufacturing accounted for 24.8% of such total.

The following table sets forth FDI inflows (Equity Capital) by sector:

Table 31

Foreign Direct Investment (Equity Capital) by Sector

Sector (in millions of U.S. Dollars)	2012	2013	2014	2015	2016
Agriculture, Forestry and Fishing	43	47	61	31	26
Mining and Quarrying	188	717	382	207	149
Manufacturing	4,519	2,209	2,742	4,225	1,712
Electricity, Gas, Steam and Air-conditioning Supply	773	1,795	1,131	1,338	740
Water Supply; Sewerage, Waste Management and Remediation	0	36	3	2	2
Construction	1,427	178	232	106	307
Wholesale and Retail Trade	221	379	1,136	598	602
Transportation and Storage	130	364	594	1,524	614
Accommodation and Food Service Activities	16	59	24	11	235
Information and Communication Services	134	120	214	150	91
Financial and Insurance Activities	2,084	3,415	1,470	3,516	1,713
Real Estate Activities	174	128	252	171	277
Professional, Scientific and Technical Activities	78	87	94	51	72
Administrative and Support Service Activities	234	185	21	55	34
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	60	2	0	0	13
Human Health and Social Work Activities	546	106	204	58	273
Arts, Entertainment and Recreation	81	5	15	9	18
Other Service Activities	53	58	56	22	21
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0
TOTAL	10,761	9,890	8,631	12,074	6,899

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$13.6 billion in 2012. In 2013 and 2014, FDI inflows were U.S.$12.9 and 12.8 billion, respectively. In 2015, FDI inflows to Turkey reached U.S.$17.6 billion, increasing by 36.8% compared to 2014, the highest level since the global economic crisis of 2008-2009. In 2016, FDI inflows to Turkey were U.S.$12.3 billion, decreasing by 30.0% compared to 2015. Although, the share of FDI inflows from European Union countries declined slightly from 58.1% in 2015 to 54.9% in 2016 (similar to recent trends), and there has been a rise in FDI flows from other regions, especially Asian countries increasing their share from 20.4% in 2015 to 29.2% in total FDI inflows to Turkey in 2016, FDI inflows to Turkey from EU member states continue to maintain a dominant share of inflows to the country.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 32

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2012	2013	2014	2015	2016
EUROPE	7,927	6,424	6,369	7,980	4,403
Austria	1,519	667	31	80	361
France	86	217	286	164	88
Germany	491	1,970	606	355	437
Greece	58	68	52	48	36
Italy	154	148	488	180	80
Luxembourg	1,186	278	565	1,252	309
Netherlands	1,381	918	2,022	1,184	955
Spain	193	506	74	2,305	409
United Kingdom	2,044	300	1,051	585	950
Other EU Countries	193	224	153	861	163
EFTA Countries	592	234	318	208	354

(in millions of U.S. Dollars)	2012	2013	2014	2015	2016
OTHER EUROPEAN COUNTRIES	30	894	723	758	261
AFRICA	0	221	42	0	0
AMERICA	491	343	334	1,630	458
NORTH AMERICA	471	342	334	1,619	456
USA	439	326	334	1,619	390
Canada	32	16	0	0	66
CENTRAL AMERICA	16	1	0	6	2
SOUTH AMERICA	4	0	0	5	0
ASIA	2,337	2,899	1,886	2,464	2,009
NEAR AND MIDDLE EAST COUNTRIES	1,593	2,286	1,336	1,317	1,252
OTHER ASIAN COUNTRIES	744	613	550	1,147	757
AUSTRALIA	6	3	0	0	24
UNCLASSIFIED	0	0	0	0	5
TOTAL WORLD	10,761	9,890	8,631	12,074	6,899

Source: CBRT

FUTURE DIRECTIONS

Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. To that end, Turkey initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”).

The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles to investing, reduce or eliminate unnecessary and repetitive bureaucratic transactions and complete investment rapidly. The Reform Program is an on-going improvement initiative.

With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (“YOIKK”) was established in 2001. The mandate of YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.

The structure and working mechanisms of YOIKK was revised on January 4, 2016, in order to further increase efficiency in the decision making process. The chair of YOIKK was upgraded to the level of the Deputy Prime Minister and nine Ministries in charge of investment policies are now represented at ministerial level. This recent revision of YOIKK’s structure strengthened political ownership of the reform process, enabling quicker and more decisive steps to deal with needs and priorities of the private sector while enhancing their presence in Turkish market.

In recent years, YOIKK has been instrumental in a number of developments designed to make private investment in Turkey more attractive. These developments include, but are not limited to: promulgating the Law on Industrial Property which unifies Intellectual Property Rights (“IPRs”) and regulates IPRs substantially in line with the EU regulations; enacting the Law on Pledge of Movables in Commercial Transactions which enhances access to credit; adopting the Law on Expertise which facilitates solving legal issues; introducing the Project Based Support System which supports investments in technology transformation capacity; promulgating Law on Establishment of Turkey Wealth Fund Administration which aims to increase the variety and depth of capital markets; enacting the Law on Individual Pension System which ensures that employees under the age of 45 are automatically enrolled into the system in order to increase the system’s coverage and domestic saving ratios in Turkey; launching Turquois Card System, a new working permit system created to acquire human capital which will contribute to increasing the educational level, vocational experience, and scientific and technological level of Turkey’s workforce; increasing license security in the mining sector; regulating health and safety conditions at work; encouraging the private sector’s participation in railway transportation; helping enforce insurance claims as an assurance for the credibility of enterprises and SME’s; establishing the Istanbul Arbitration Center and increasing the effectiveness of arbitration mechanisms; harmonizing Turkey’s postal services with international standards; encouraging rapid transformation of the telecommunication infrastructure to fiber technology; and restructuring recycling requirements.

The investment climate indices published by international organizations or institutions are of vital importance and provide comparative information on countries to assist in the improvement of the investment environment. The indices, published periodically, focus on issues such as legal framework, infrastructure, and institutional capacity which factor into investors’ decisions on mobilizing their investments, and thus contribute to the prioritization of the country’s reform agenda. According to the World Bank 2017 Doing Business Report, which compares 190 countries under 11 different topics, such as, starting a business, resolving insolvency and trading across borders, Turkey ranked 69th among 190 countries.

While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (“IAC”) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. These IAC meetings brought together top executives of leading multinational companies, international organizations, such as IMF, World Bank and European Investment Bank and heads of Turkish private sector associations in Istanbul and were chaired by the Prime Minister. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.

The IAC has had nine meetings to date, most recently held on October 27, 2016 in Istanbul. The members of the IAC unanimously reaffirmed their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future.

Tax incentives for activities in the free trade zones (“FTZ”) have been restructured to encourage international trade. Movement of goods between FTZs and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in FTZs is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those FTZ manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

Investment incentives which are designed and implemented by the Ministry of Economy are based on the provisions of Board of Ministers decrees and implementing communiqués. Turkey’s current Investment Incentive Program became effective by the “Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investments clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, large scale investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

CAPITAL ACCOUNT

The share of direct investment and other investment declined in 2012, while the share of portfolio inflows increased. Capital inflows increased due to the decrease in the current account deficit resulting in a significant increase in official reserves and banks reserves in 2012. The lingering financial problems in the EU resulted in a decrease in direct investments from that region compared to the previous year. Meanwhile, Turkish direct investments abroad reached high levels, which reflect the relatively positive outlook of the country. Due to an increase in risk appetite globally, increasing amounts of liquidity have been directed towards emerging markets. The impact of this trend on Turkey’s balance of payments was marked by an increase in portfolio inflows that started predominantly in the second half of 2012, and Turkey’s share of the global portfolio flows towards emerging economies reached historic highs in the final quarter of 2012.

Turkey’s share of short-term flows in capital inflows declined throughout 2013 compared to the previous year. On the other hand, long-term funding of current account deficit surged by almost 25% and exceeded the short-term inflows at this period. Neither the banking sector nor other sectors experienced any supply side constraints in borrowing from abroad in 2013 and short-term credit borrowing created an important source of financing for banks and the other sectors. For long-term financing, banks resorted to both bond offerings and foreign credits. They used U.S.$17.9 billion worth of long-term credit together with U.S.$8.3 billion of bond issuance. For other sectors, a significant bond issuance occurred in 2012 and almost tripled in 2013, reaching U.S.$3.5 billion. In fact, the banking sector’s debt roll-over ratio, including the bond offerings of the banks, well exceeded the 100 level in 2013.

In 2014, the net capital inflow fell to U.S.$41.5 billion. In 2014, the net foreign direct investment was U.S.$5.8 billion. The direct investment in Turkey by foreigners was U.S.$12.8 billion, while the investment abroad by the residents almost doubled from U.S.$3.6 billion in 2013 to U.S.$7.1 billion in 2014. The net portfolio investment amounted to U.S.$20.1 billion. The government, banks, and other sectors issued bonds worth of U.S.$4.6 billion, U.S.$10.3 billion, and U.S.$3.3 billion, respectively, net of repayments. Net long-run foreign credit was approximately U.S.$13.1 billion. The official foreign exchange reserves fell by U.S.$0.5 billion, while the reserves of the banking sector and the others increased by U.S.$0.3 billion.

In 2015, net capital inflows declined to U.S.$25.3 billion. Net foreign direct investments showed an upward trend at U.S.$12.5 billion, due to several high-volume inflows. However, portfolio investments registered U.S.$15.7 billion outflows due to worsening global risk appetite. The banking sector’s net long-term borrowing almost tripled in 2015, reaching U.S.$26.6 billion. Other sectors, which include non-bank financial corporations, non-financial corporations, households and non-profit institutions serving households, borrowed U.S.$9.5 billion in long-term, net of repayments. The net errors and omissions item posted a net inflow of U.S.$10.2 billion in 2015. Accordingly, official reserves decreased by U.S.$11.8 billion, while the reserves of the banking and other sectors increased by U.S.$15.1 billion.

In 2016, net capital inflows was U.S.$27.9 billion. Net foreign direct investments declined from 2015 reaching U.S.$9.1 billion. Portfolio investments registered U.S.$6.3 billion in inflows due mainly to bond issuances by the general government, banks and other sectors. In 2016, banks borrowed U.S.$3.3 billion, long term debt while other sectors borrowed U.S.$8.7 billion. However, the banking sector was a net repayer of U.S.$6.0 billion in short term debt and the other sectors borrowed only U.S.$0.8 billion. Similar to 2015, the net errors and omissions item showed a high inflow, which amounted to U.S.$10.9 billion. As a result, the official foreign exchange reserves increased by U.S.$0.8 billion, while the reserves of the banking sector and the others increased by U.S.$5.4 billion in 2016.

INTERNATIONAL RESERVES

Over the 2011-2013 period, the Central Bank substantially increased its international reserves from previous years. Net international reserves increased to U.S.$147.9 billion in 2013 due to the increase in the gross reserves of the Central Bank. Net international reserves decreased to U.S.$142 billion in 2014, which originated from gross reserves of the Central Bank and commercial banks. In 2014 and 2015, net international reserves dropped by approximately U.S.$6 billion and U.S.$13.8 billion, respectively, due to the fall in the gross reserves of the Central Bank. In 2016, net international reserves increased by U.S.$1.7 billion and reached U.S.$129.8 billion.

The following table presents the level of international reserves at the end of the years indicated:

Table 33

International Reserves (in millions of U.S. Dollars)

Years	CBRT Gross Reserves (A)	Overdraft (B)	Gold (C)	CBRT Net Reserves (D=A-B+C)	Commercial Banks (E)	Total Net Reserves (F=D+E)
2012	99,923	0.4	19,240	119,163	18,356	137,518
2013	110,928	0.4	20,077	131,004	16,876	147,880
2014	106,902	0.4	20,401	127,302	14,552	141,854
2015	92,922	0.4	17,606	110,528	17,550	128,077
2016	92,209	0.4	14,051	106,260	23,499	129,759

Source: CBRT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank (also referred to as the “CBRT”) was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new Central Bank Law No. 1211 was enacted. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.

The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL 1,000,000 = YTL 1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

Under the inflation targeting framework, the end-year inflation targets for the next three years are set with the Government during the preparation of the Medium Term Program and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the Consumer Price Index. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. If any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target. The inflation reports have become a significant tool of the accountability mechanism. If end of quarter inflation figures breached the uncertainty band, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. The Central Bank will submit a public letter to the government if inflation falls outside the uncertainty band at the end of the year. Along with the inflation targeting regime, the Central Bank is implementing the floating exchange rate regime.

In line with its primary objective of achieving and maintaining price stability, the Central Bank continued conducting monetary policy within the framework of the inflation-targeting regime in 2012-2016. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The inflation target was set as 5.0% from 2012 onwards. In 2016, the target horizon of three years remained constant, which is consistent with the 2016-2018 Medium-Term Program of the Government. The Central Bank and the Government have jointly kept the medium term inflation target at 5.0%. The accountability mechanism for the target remained unchanged. The “uncertainty band” was maintained at 2.0% in both directions for the 2012-2016 period. The Central Bank continued to support stability in the financial system. To this end, the Central Bank maintained a flexible framework for monetary policy. The Central Bank used multiple policy instruments such as the interest rate corridor and Reserve Option Mechanism (“ROM”) to bolster financial stability without negatively affecting price stability. By allowing Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, ROM encourages Turkish banks to hold foreign exchange and gold reserves voluntarily. This provides the banks with the flexibility to adjust their foreign exchange reserves held at the Central Bank in response to changes in external financing conditions alleviating the volatility in the exchange rate and credit volumes caused by capital flows. In this context, the CBRT has maintained its policies of containing domestic market volatility led by capital flows, while supporting prudent borrowing.

MONETARY POLICY AND INFLATION

Global risk appetite, which had worsened as of August 2011 due to concerns over the financial condition of the EU, gradually improved in the first quarter of 2012. At the same time, the rebalancing process in the economy became more pronounced and the current account deficit improved. Having achieved its desired outcome with respect to alleviating macro financial risks, starting in October 2011, the Central Bank’s monetary policy has focused on maintaining price stability. With the goal of containing the upside risks related to pricing behavior due to the increase in inflation in the last quarter of 2011, the Central Bank maintained a tight monetary policy position in the early months of 2012. In order to prevent second-round effects on inflation, the Central Bank implemented additional monetary tightening for eight days in December 2011. Accordingly, funding at the policy rate was suspended temporarily which resulted in the overnight money market interest rate being close to the upper limit of the Central Bank’s interest rate corridor.

In order to avoid deterioration of inflation expectations due to the rise in oil prices and other cost factors, additional monetary tightening was implemented on various days in March, April, May and June in 2012. These monetary tightening operations contributed to the elimination of excessive exchange rate volatility, supporting price stability and financial stability.

As inflation decreased, monetary policy gradually assumed a more accommodative role in the second half of the year. The improvement in global risk appetite and the decrease in the current account deficit also facilitated the gradual change in monetary policy. From June 2012 onwards, the Central Bank reduced the average cost of funding by injecting more liquidity into the market. Meanwhile, short-term money market rates moved closer to the lower limit of the interest rate corridor in the middle of the year.

Following September 2012, decisions taken by the European Central Bank reduced the tail risks regarding the global financial system. Moreover, ROM was implemented more effectively. Considered together, these developments facilitated a gradual lowering in the upper limit of the interest rate corridor. The overnight lending rate was reduced from 11.5% to 10% in September 2012 and further reduced to 9.5% in October 2012 and to 9% in November 2012. In December 2012, the Central Bank slightly reduced the policy rate by 25 basis points to 5.5% while introducing a modest tightening for foreign exchange reserve requirements in order to balance the risks posed by the accelerating capital inflows.

Overall, 2012 was marked by a more evident rebalancing process and a stable disinflation trend. Although inflation increased to double digit rates due to the depreciation in the Turkish lira and the increases in commodity prices in 2011, inflation expectations were contained, as a result of the tight monetary policy of the Central Bank. Consumer inflation declined to 6.16% by the end of 2012, which is the lowest level of consumer inflation in the last 44 years.

Capital inflows continued to be strong until May 2013. In this period, the Central Bank gradually lowered policy rates to counterbalance risks to financial stability stemming from capital inflows. Overnight lending and borrowing rates were lowered by 25 basis points consecutively in January and February. Moreover, as the need for a wide interest rate corridor decreased thanks to the ROM’s automatic stabilizer feature, the overnight lending rate was lowered by 100 basis points in March. Due to ongoing policy rate cuts in other emerging market economies and the acceleration of capital flows into Turkey, the policy rate, the overnight lending rate and the borrowing rate were cut by 50 basis points in April and May, consecutively.

As credit expansion remained above the reference value of 15%, Turkish lira and foreign exchange reserve requirement ratios were raised for some maturities in the first half of 2013 before May 2013. Also, measures were taken to increase the foreign exchange reserves of the Central Bank through ROM.

Following the global financial uncertainties that started in May 2013, Turkey, along with other emerging economies, experienced portfolio outflows, as well as increased risk premiums and depreciated exchange rates. The depreciation in the Turkish lira coupled with other factors such as rising unprocessed food prices and oil prices had an adverse effect on inflation. To contain the deterioration in inflation outlook, the Central Bank tightened monetary policy in the second half of the year. The upper bound of the interest rate corridor was raised by 75 and 50 basis points, in July and August, respectively, in order to counteract global uncertainties, the depreciation of the Turkish lira and high inflation from deteriorating overall pricing behavior. Moreover, the Central Bank changed the composition of liquidity provision and brought the overnight interbank rate close to the upper bound of the corridor by implementing additional monetary tightening.

The Central Bank also took measures to increase the predictability of the Turkish lira liquidity policy to curb the impact of global monetary policy uncertainties on the domestic economy. Accordingly, the Central Bank adopted a strategy towards reducing interest rate uncertainty. Consequently, the Central Bank started to announce additional monetary tightening days in advance and conduct foreign exchange selling auctions on these days to increase the effectiveness of additional monetary tightening. In November, one-month repo auctions were terminated and liquidity composition was mostly shifted to overnight funding to keep interbank money market rate around 7.75%. In addition, it was announced in December that the average funding cost of the Central Bank would be kept at or above 6.75%. These measures led to a fall in the volatility of overnight interest rates.

Having hovered above the uncertainty band throughout 2013, the inflation rate climbed to 7.4% by the end of the year. Annual consumer inflation was mostly shaped by unprocessed food and energy prices in 2013. Tax adjustments on tobacco products pushed inflation up in January and inflation maintained a volatile course in the subsequent period due to the unprocessed food and energy prices, completing the first half of the year significantly above the values implied by the target. In the second half of the year, weak capital flows driven by the uncertainty regarding global monetary policies caused the Turkish lira to depreciate, which increased core inflation indicators particularly via the core goods group. Against these developments, inflation expectations slightly deteriorated in the last 6 months of the year.

Throughout 2014, inflation was volatile and remained at high levels. Main drivers of inflation were the exchange rate pass-through, especially via core goods prices, as well as the sharp increase in food prices due to drought and other adverse weather conditions. On the other hand, plummeting oil prices and partial correction in unprocessed food prices limited the deterioration in inflation.

Due to external and internal developments that affected risk perceptions in early 2014, the Turkish lira depreciated significantly and risk premiums increased notably. In order to contain the negative impact of these developments on inflation and macroeconomic stability, the CBRT decided at its interim MPC meeting on January 28, 2014, to deliver a strong and front-loaded monetary tightening and to simplify its operational framework. Accordingly, the marginal funding rate was raised from 7.75% to 12%, and the CBRT borrowing rate from 3.5% to 8%. Moreover, the late liquidity lending rate was increased from 10.25% to 15%. With regard to the simplification of the operational framework, the CBRT decided to provide liquidity from the one-week repo rate instead of the marginal funding rate, and the one-week repo rate was increased from 4.5% to 10%. In this sense, the CBRT ceased to implement additional monetary tightening.

Uncertainties regarding the monetary policy implementation in developed economies eased markedly in mid-2014. Favorable global liquidity conditions and increased risk appetite once again directed capital flows into emerging economies. In Turkey, the risk premium indicators recorded a notable improvement due to reduced domestic and external uncertainty. Hence, conditions that necessitated the strong and front-loaded monetary tightening of in the first quarter of 2014 improved to a large extent. In addition, due to the decline in energy prices and improvement in non-food inflation indicators in the second half of the year, the CBRT delivered gradual and measured rate cuts between April and August 2014. The late liquidity window lending rate was reduced from 15% to 13.5% in April 2014. In May and June, 2014, due to improvements in global liquidity conditions, waning uncertainties and improvements in risk premium indicators, the one-week repo rate was reduced by 50 and 75 basis points, respectively. Following these decisions, the rate on the funding through quantity auctions was lowered to 8.75%. The CBRT reduced the one-week repo rate to 8.25% and the overnight borrowing rate from 8% to 7.5% in July. Lastly, in August 2014, the marginal funding rate was reduced from 12% to 11.25% and the late liquidity window lending rate was reduced from 13.5% to 12.75% in August. While opting for moderate rate cuts, the CBRT maintained its tight monetary policy stance by keeping the yield curve nearly flat. Despite these rate cuts, the yield curve remained flat throughout 2014 since long-term rates remained at relatively low levels, which was an indication of a cautious monetary policy stance.

After the interim meeting in January 2014, in line with the decision to simplify the operational framework of the monetary policy, the CBRT continued to provide liquidity to the system mainly through one-week repo auctions. The provision of the CBRT funding mostly by one-week repo auctions led the average CBRT funding rate to hover around the weekly funding rate. Therefore, moderate rate cuts delivered due to waning domestic and external uncertainties after April 2014 were also reflected in the average funding rate. In September 2014, in view of the heightened geopolitical tensions and the financial market volatility, the tight monetary policy stance was invigorated by a tight liquidity policy. Thus, the Borsa Istanbul overnight repo rates that hovered around the one-week repo auction rate in July and August settled close to the upper end of the interest rate corridor.

In November 2014, in order to encourage prudent borrowing, the CBRT announced an increase in the FX reserve requirement ratios on the non-core liabilities of banks and finance corporations. The increase in FX reserve requirement ratios are structured in a way to promote longer-term borrowing. Moreover, to foster core liabilities, the CBRT announced in October 2014, that it will start to remunerate the Turkish lira component of required reserves of financial institutions with higher core liability ratios (ratio of deposits and equity to loans) than the sector average, at a higher rate, provided they do not worsen their situation. These measures aim to further strengthen the structure of the banking sector, with the goal of increasing financial stability and spurring balanced growth and domestic savings.

The macro-prudential measures and the tight monetary stance led to a notable improvement in the core inflation trend during the second half of 2014. However, elevated food prices and the delayed effects of exchange rates caused inflation to hover significantly above the target throughout the whole year. Although a decline was recorded in the last quarter, annual CPI inflation was above the uncertainty band around the inflation target by the end of 2014. Annual consumer inflation increased to 8.17% at the end of 2014, a rise of 0.8% compared to 2013. The underlying inflation trend in seasonally adjusted terms followed a downward path during the second half of 2014, despite the high levels of core inflation indicators throughout the year; inflation in core goods and services also decreased.

In the first quarter of 2015, core inflation saw a major improvement but elevated food inflation curbed a fall in annual inflation. After pulling inflation down notably in the fourth quarter of 2014, oil prices started to rise in February, and consequently the positive impact of the energy prices on inflation was restrained. The cautious monetary policy along with prudent fiscal and macroprudential policies had a favorable impact on core inflation indicators. In the first quarter of 2015, the CBRT implemented measured policy rate cuts and maintained its cautious monetary policy stance by employing a tight liquidity policy. In view of the improved core inflation indicators, the CBRT lowered the 1-week repo auction rate from 8.25% to 7.75% in January and 7.5% in February. Overnight borrowing and lending rates were lowered by 50 basis points each in February. Rate cuts were kept modest in January and February due to ongoing global uncertainty, volatility in energy prices, rising domestic food prices and relatively high levels of inflation expectations.

Due to the uncertainty over global markets and the volatility in food and energy prices, the CBRT maintained its cautious monetary policy stance in the second quarter of 2015. In this period, the CBRT kept interest rates unchanged, but continued with its tight liquidity policy to contain risks to core goods inflation and inflation expectations.

In the third quarter of 2015, annual consumer inflation posted an increase due to food prices and exchange rate developments. Annual core goods inflation increased because of the cumulative depreciation in the Turkish lira. Meanwhile, exchange rate developments had a limited effect on energy prices due to the decline in oil prices.

In the fourth quarter of 2015, consumer price inflation increased to 8.81%, exceeding the uncertainty band around the year-end inflation target. Unprocessed food prices were the main drivers of this rise in annual inflation. The lagged effects of Turkish lira depreciation were particularly evident through core goods (goods excluding food, energy, gold and alcohol-tobacco products), inflation of which increased by 2.3% to 10.2% during this period. However, the continued fall of import prices limited the rise in CPI inflation in the fourth quarter.

The CBRT maintained its tight monetary policy and liquidity stance throughout 2015. Accordingly, the one-week repo rate, the overnight lending rate and the overnight borrowing rate were kept unchanged during the last quarter of 2015.

Annual consumer inflation remained volatile across 2016 on the back of food inflation and reached to 8.5% by the end of 2016, overshooting the uncertainty band. Core inflation indicators posted a notable decline through the year but returned to an uptrend in December due to exchange rate developments in the final quarter. Weak economic activity prevented core inflation from deteriorating further. The breach of the uncertainty band around the inflation target was due largely to the TL depreciation as well as to the minimum wage adjustment and tax adjustments. In 2016, import prices, particularly oil prices, provided less support for inflation than in 2015. Annual energy inflation soared in the fourth quarter amid climbing exchange rates and oil prices and readjusted fuel taxes. Real unit wages made an increased contribution to inflation compared to 2015, the pass-through effects of which were more evident in labor-intensive sectors. The underlying trend of core goods inflation strengthened in the final quarter amid the Turkish lira depreciation.

The CBRT’s policy stance remained tight against the inflation outlook, stabilizing against the foreign exchange liquidity and accommodative against financial stability in 2016. In the first quarter of 2016, slight alleviation of the volatility in global markets accompanied by the active use of policy tools, the tight liquidity policy and prudent macroprudential policy stance reduced the need for a wide interest rate corridor. In the March-September period of 2016, the decline in inflationist pressures, tightness in financial conditions and the moderate course of global financial markets facilitated the CBRT to implement simplification in the interest rate corridor policy. Accordingly, the upper bound of the corridor was lowered by 250 basis points through measured and cautious steps in the March–September period of 2016.

Persisting uncertainties surrounding global economic policies and the upward revision of the US policy-rate expectations caused fluctuations in financial markets and the exchange rate. To curtail the effects of these developments on inflation expectations and the pricing behavior, the CBRT implemented monetary tightening in November. Accordingly, the one-week repo rate and the CBRT overnight lending rate were raised by 50 and 25 basis points, respectively.

The CBRT adopted a series of liquidity measures to contain spillovers from the mid-July turbulence into financial markets and to enable the smooth functioning of markets. Accordingly, Turkish lira deposit transactions were allowed to provide unlimited liquidity and the commission for the intraday liquidity facility was lowered to 0. Additionally, to inject Turkish lira liquidity, banks were allowed to place limitless foreign exchange deposits as collateral. The flexibility of collateral management offered to banks through this facility bolstered banks’ liquidity management programs and contributed to the decline in off-balance sheet FX positions. Moreover, the composition of the set of securities pledged as collateral against the CBRT’s Turkish lira liquidity facilities was also changed. As the need for the limitless collateral FX deposit facility abated in time due to the liquidity measures in place, the CBRT reinstated the use of upper limits on collateral FX deposits as of November 11, 2016.

The CBRT took steps towards boosting the FX market liquidity in 2016 to counteract the exchange rate fluctuations of the second half including by cutting foreign currency required reserve ratios and reserve option coefficients throughout the year, providing additional FX liquidity for the financial system allowing extended maturities or Turkish lira payments for remunerations on export rediscount credits until the end of the year, restoring the limits on collateral FX deposits, and meeting part of the demand from energy-importing public institutions.

The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

Table 34

Selected Central Bank Balance Sheet Data (in millions of Turkish Lira)	2012	2013	2014	2015	2016
ASSET	202,022.1	265,857.7	281,900.3	293,215.1	345,423.1
Foreign Assets	215,570.2	283,465.2	299,420.5	326,661.2	381,040.5
Domestic Assets	-13,548.2	4,556.9	5,336.8	-794.4	18,227.6
Cash Operations	107.2	—	—	—	—
FX Revaluation Account	-13,655.4	-22,164.5	-22,857.0	-32,651.7	-53,845.0
IMF Emergency Assistance	0	—	—	—	—
LIABILITY	202,022.1	265,857.7	281,900.3	293,215.1	345,423.1
Total Foreign Liabilities	137,624.1	199,760.1	207,749.8	244,145.4	260,927.5
Liabilities to Non-Residents	16,605.1	16,065.2	10,778.9	9,711.8	9,964.4
Liabilities to Residents	121,019.1	183,695.0	196,970.9	234,433.6	250,963.1
Central Bank Money	64,397.9	66,097.5	74,150.5	49,069.8	84,495.6
Reserve Money	77,572.4	91,207.3	107,221.1	122,349.9	167,984.2
Currency Issued	60,525.5	74,814.6	85,118.2	103,042.6	122,959.9
Deposits of Banking Sector	16,655.5	16,086.1	21,595.0	18,799.1	44,343.7
Extra Budgetary Funds	333.6	242.1	203.3	142.7	171.9
Deposits of Non-Banking Sector	57.8	64.5	304.5	365.5	508.6
Other Central Bank Money	-13,174.5	-25,109.8	-33,070.5	-73,280.2	-83,488.6
Open Market Operations	-19,400.1	-38,873.4	-46,421.9	-95,448.6	-95,505.5
Deposits of Public Sector	6,225.7	13,763.7	13,351.3	22,168.4	12,017.0

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 35

	2012	2013	2014	2015	2016
M1	179,934.55	229,370.15	258,293.54	311,646.93	382,351.14
M2	743,043.39	908,004.75	1,015,896.40	1,189,494.06	1,406,728.84
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued by banks)	783,455.10	948,671.07	1,060,143.20	1,232,282.90	1,450,681.18

M1 = Currency in circulation + Demand deposits (TRY, FX)

M2 = M1 + Time deposits (TRY, FX)

Source: CBRT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table 36

Discount Rates

Year	Discount Rates
2012	13.5%
2013	10.25%
2014	9.0%
2015	9.0%
2016	8.75%

Source: CBRT

BANKING SYSTEM

The Turkish banking system is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

As of the end of 2016, 52 banks were operating in Turkey, including 13 investment and development banks, 5 participation banks, 34 commercial banks, of which 3 were state banks, 8 were private banks, 21 were foreign banks and 2 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 36.8% and 29.4%, respectively, decreased from 2015 year-end figures of 37.7% and 30.3%, respectively. During that period, the share of state banks increased from 32.0% to 33.8%.

As of 2016 year-end, two state-owned participation banks were operating in the sector. On May 29, 2015, Ziraat Participation Bank and on February 26, 2016, Vakif Participation Banks officially began their banking operations.

As of January 10, 2017, the reserve requirement ratios (the “RRRS”) for foreign exchange denominated liabilities of banks and financing companies were decreased by 50 basis points for all maturity brackets as a part of the measures taken against unhealthy price formations, which resulted in approximately U.S.$1.5 billion in liquidity being injected into the financial system. The CBRT stated that the new set of ratios would be applied to stock of liabilities on December 30, 2016, until the end of their original maturities.

Table 37

Liabilities other than Deposits/Participation Funds	Previous Ratios (in %)	New Ratios (in %)
With maturity up to (and including 1 year)	24.5	24
With maturity up to (and including 2 years)	19.5	19
With maturity up to (and including 3 years)	14.5	14
With maturity up to (and including 5 years)	6.5	6
With maturity longer than 5 years	4.5	4

Source: CBRT

Total assets of the Turkish banking system increased 9.3% reaching U.S.$778.3 billion in 2016 from U.S.$771 billion in 2012. The total loan portfolio increased 10.6% from U.S.$447.1 billion in 2012 to U.S.$494.5 billion in 2016. The share of loans in total assets increased from 58.0% to 63.5%, which indicates the strengthening intermediary function of banks. Gross non-performing loans, which amounted to U.S.$13.2 billion in year-end 2012, increased to U.S.$16.6 billion in 2016. The non-performing loan ratio remained relatively flat between 2012 and 2016, slightly increasing from 2.9% in 2012 to 3.2% in 2016. The amount of specific provisions earmarked for these loans was U.S.$12.8 billion and provisioning rate was 77.4%, as of 2016 year-end. The total value of the securities portfolios was U.S.$100.2 billion in 2016. However, the share of securities in total assets has decreased from 19.7% in 2012 to 12.9% by the end of 2016.

Table 38

Main Figures of Banking Sector* (in billions USD)	2012	2013	2014	2015	2016
Total Assets	771.1	813.2	859.9	813.4	778.3
Loans	447.1	491.6	535.5	512.3	494.5
Securities Portfolio	151.9	134.6	130.0	113.9	100.2
Deposits	434.4	443.9	454.3	429.8	414.6
Own Funds	102.4	90.9	99.9	90.5	85.5

*	Includes the data of participation banks.

Source: BRSA

The main figures of the banking sector continued to shrink in 2016, which was a difficult year for Turkey due to political and social uncertainty. The Turkish Lira’s depreciation against major currencies especially during the last quarter of 2016 contributed to the downward trend beginning in 2015.

Table 39

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2012-12	2013-12	2014-12	2015-12	2016-12	2012-12	2013-12	2014-12	2015-12	2016-12	2012-12	2013-12	2014-12	2015-12	2016-12	2012-12	2013-12	2014-12	2015-12	2016-12

Commercial Banks	90.1	89.7	90.2	90.1	89.8	91	90.4	90.4	90.2	89.8	93.8	93.5	93.8	94	94.4	86.2	85.3	86.4	86.7	87.2
-State Owned	25.3	26.5	27.4	28.8	30.3	27.5	27.9	28.2	28.6	29.4	31.9	31.8	30.4	31.1	31.3	22.8	23.3	25.8	25.8	26.3
-Private	51	49	48.4	36.4	35.5	50.5	48	47.7	36.1	35.5	48.7	47.8	48.3	37.4	38.0	50.5	48.8	47.6	35.8	35.3
-Foreign	13.9	14.3	14.4	25	24.0	13	14.5	14.6	25.6	24.9	13.2	13.9	15.1	25.5	25.0	13	13.3	13	25.1	25.6
Participation Banks	6	5.9	5.2	4.8	4.4	5.1	5.5	5.2	5.1	4.9	6.2	6.5	6.2	6	5.6	4.1	4.6	4.2	4.1	3.8
Inv.& Dev. Banks	3.8	4.4	4.7	5	5.8	3.8	4	4.2	4.5	5.2	0	0	0	0	0.0	9.3	9.8	9.1	9	8.8
SDIF	0	0	0	0	0.0	0.1	0.1	0.1	0.1	0.1	0	0	0	0	0.0	0.4	0.3	0.3	0.2	0.2
TOTAL	100	100	100	100	100.0	100	100	100	100	100.0	100	100	100	100	100.0	100	100	100	100	100.0

Source: BRSA

Table 40

Main Indicators of Turkish Banking Sector

(%)	2012-12	2013-12	2014-12	2015-12	2016-12
1 NPL RATIO*	2.9	2.8	2.9	3.1	3.2
2 CAPITAL ADEQUACY RATIO	17.9	15.3	16.3	15.6	15.6
3 LOAN TO DEPOSIT RATIO*	106.1	114.1	121.6	123.4	123.6
4 RETURN ON ASSETS (ROA)	1.8	1.6	1.3	1.2	1.5
5 RETURN ON EQUITY (ROE)	15.7	14.2	12.2	11.3	14.3
6 NET INTEREST MARGIN	4.1	3.7	3.5	3.5	3.6
7 TOTAL ASSETS / GDP	96.7	110.9	114.1	100.9	109.8
8 LEVERAGE RATIO	9.8	8	8.3	7.9	7.7

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

Main indicators of Turkish banking sector demonstrate that the Turkish banking sector has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards, risk-based supervision, capital adequacy ratio (which is well above the regulatory level), liquidity regulations and BRSA approval for profit distribution.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

State Banks

The non-performing loans portfolio of the three deposit-taking state banks was TL 6,742 million as of December 2012 and TL 15,771 million as of December 2016. The provision set aside for these non-performing loans was TL 5,338 million in 2012 and increased to TL 13,250 million in 2016. The non-performing loan ratio of state banks has decreased from 3.2% in 2012 to 2.9% in 2016. The shareholder’s equity of these banks has increased from TL 41.4 billion in 2012 to TL 78.9 billion in 2016.

Table 41

Aggregated Balance Sheet of State Banks

						% Share
(million TL)	Dec. 2012	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2012	Dec. 2013	Dec. 2014	Dec. 2015	Dec. 2016

Assets
Cash and Claims on Banks	19,734	21,551	21,980	27,308	45,425	5.2	4.5	3.9	4.1	5.7
Securities Portfolio	101,291	108,854	106,644	110,943	120,730	26.9	22.5	19.0	16.5	15.0
Loans	200,849	277,040	340,448	427,450	526,358	53.3	57.3	60.6	63.4	65.6
Loans under Follow-Up (Net)	1,405	1,485	2,310	2,622	2,521	0.4	0.3	0.4	0.4	0.3
-Loans under Follow-Up	6,742	8,194	10,391	11,964	15,771	1.8	1.7	1.8	1.8	2.0
-Provisions for Loans under Follow-Up(-)	5,338	6,709	8,081	9,342	13,250	1.4	1.4	1.4	1.4	1.7
Duty Losses	—	—	—	—	—					—
Other Assets	53,438	74,448	90,786	105,402	107,797	14.2	15.4	16.1	15.6	13.4
Liabilities
Deposit(1)	246,335	300,536	319,729	386,953	455,328	65.4	62.2	56.9	57.4	56.7
Borrowings from Banks (2)	36,490	55,661	69,654	88,069	105,362	9.7	11.5	12.4	13.1	13.1
Other Liabilities	52,483	82.053	112,937	130,965	163,202	13.9	17.0	20.1	19.4	20.3
Shareholder’s Equity	41,409	45,129	59,848	67,738	78,938	11.0	9.3	10.6	10.1	9.8
Balance Sheet Total	376,716	483,378	562,168	673,725	802,831	100.0	100.0	100.0	100.0	100.0

(1)	Interbank deposits are excluded.
(2)	This item excludes interbank deposits and interbank money market transactions.

Source: BRSA

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 5 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 21 other banks were transferred to SDIF along with the shareholders rights except dividends. The shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF in 2015. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Subsequently, the operating license of Bank Asya was revoked and procedures for liquidation of Bank Asya began pursuant to Article 106 of the Banking Law No.5411.

As of the end of 2016, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.2 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Undersecretariat of Treasury and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.5 billion was repaid to the Undersecretariat of Treasury and the CBRT as of December 31, 2016 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$21.8 billion as of December 31, 2016. Of this amount, U.S.$372.0 million was collected in 2016, with U.S.$320.0 million collected from non-performing receivables, U.S.$39.0 million collected from subsidiaries, real estate and movables, U.S.$1.0 million collected from deposit collections, U.S.$11.0 million collected from Banks under the management of SDIF and U.S.$1.0 million collected from other collections.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to SDIF, a total of 208,106 files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2016. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2016 totaled U.S.$119.77 million.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Çukurova Group: On August 26, 2016, SDIF approved the sale of shares of DP Acquisitions B.V. (holding company for Krea İçerik Hizmetleri ve Prodüksiyon A.Ş. (Digiturk)) by Çukurova Group to beIN Media Group. A total of U.S.$89.36 million was paid to SDIF in 2016 in respect of the sale. On December 31, 2015, SDIF also approved the sale of the shares owned by the Çukurova Group in Çukurova Kimya Endüstrisi A.Ş., to KMY Kimya Girişim Danışmanlığı Sanayi ve Ticaret A.Ş. for TL 74.16 million. A total of U.S.$44.39 million was collected from the Çukurova Group in 2016 and the total sum of collections from Cukurova Group amounted to U.S.$2.32 billion as of December 31, 2016.

Bayindir Group—Bayindirbank: On December 27, 2012, SDIF announced a default on certain provisions of the FRA signed on October 25, 2002, among Bayindir Group, SDIF, and 16 other creditor banks and finance institutions, against the Bayindir Group. Legal proceedings are in progress against debtors and legal representatives in accordance with Law No. 6183. The total sum of collections from Bayindir Group amounted to U.S.$81.05 million as of December 31, 2016.

Caglar Group: The total amount of collections from the Caglar Group amounted to U.S.$570.04 million as of December 31, 2016. Uzan Group—Imar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389 abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the Imar Bankasi reached U.S.$7.56 billion as of December 31, 2016. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$13.22 million in collection tracked in apportioned accounts will be apportioned in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. U.S.$36.33 million was collected from Uzan Group in 2016. The total amount of net collections amounted to U.S.$993.64 million as of December 31, 2016.

Korkmaz Yigit Group – Bank Ekspres: A total of U.S. $2.14 million was amicably collected from the third parties affiliated with the Group in 2016. The total amount of collections from the Group reached U.S. $84.19 million as of December 31, 2016.

Zeytinoglu Group – Esbank: Legal proceedings and collection procedures for the liquidation of the Zeytingoğlu Group’s debt to SDIF are in progress. A total of U.S.$9.62 million was collected from Zeytinoglu Group in 2016 for its debts to SDIF and the total sum of collections amounted to U.S.$407.61 million as of December 31, 2016.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, SDIF began to exercise shareholder rights except dividends, and management and control of the bank. The notice on sale of shares of Bank Asya was published in the Official Gazette No. 29721 dated May 24, 2016, and the sale process was initiated. Since no bid was submitted for the tender, the sale process was terminated. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79, via Vakıf Katılım Bank on December 5, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya via the file No. 2017/41 E. at the 1st Commercial Court of First Instance in Istanbul.

Litigation

Several claimants have filed claims against the Republic ranging from U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of CEAS-KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. The claim was handled by the Ministry of Energy and Natural Resources and has been dismissed. Since the Imar Bank was taken over by SDIF, SDIF has provided the Ministry of Energy and Natural Resources with documents and information with respect to the Uzan Group as well as comments on the documents, petitions and expert reports submitted by Imar Bank.

Deep Woods, situated in New York, filed an action (claiming U.S.$16 million) against SDIF relating to an agreement between the parties. American courts ultimately found in favor of SDIF.

SDIF initiated the exequatur proceedings related to the Turkish judgement in France against Erol Aksoy to recover its claims and two attachment orders obtained on January 8, 2014. Exequatur proceedings are pending before the Court of Appeal. SDIF also continues to research Aksoy’s assets in different jurisdictions. Further, Uzan, Suzer, Cingilli Groups and Yasar Holding have filed a number of cases against the Republic in the European Court of Human Rights. These cases are generally handled by the Ministry of Justice. These cases are related to each bank being taken over by SDIF. The documents and information with respect to these cases are provided by SDIF for the Ministry of Justice, and SDIF provides comments on any counterparty petitions to the Ministry of Justice.

Trusteeship Operations

As of March 31, 2017, the powers of trustees of 879 companies/businesses (with an estimated TL 40.3 billion in total assets and 44,888 employees) were transferred to SDIF or SDIF was assigned as a trustee to these companies.

In accordance with the article 19 and the article 20 of the Decree Law No. 674 (introduced as a law by the Law No. 6758 dated November 10, 2016) which was published in the duplicate Official Gazette No. 2918 dated September 1, 2016, SDIF has acted as trustee for the companies put/to be put under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures. Additional regulations for the companies and their assets transferred to SDIF in its capacity as a trustee were introduced on January 17, 2017.

Regulatory and Supervisory Framework

The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal control, internal audit and risk management systems within the banks, accounting and information systems, capital adequacy and own funds, and liquidity are also important for the Turkish banking system.

The Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006, which revised the corporate governance principles of banks according to principles recommended by the Basel Committee on Banking Supervision (“BCBS”). An amendment to this regulation was published in the Official Gazette dated June 06, 2011, No. 27959 and became effective in January 1, 2012, setting forth the framework for compensation policies of banks for their employees.

The Regulation on Outsourcing by Banks was published in the Official Gazette on November 5, 2011, No. 28106. With this new regulation, instead of requiring the BRSA authorization for both banks and the provider of the outsourced service/activity, a bank that has purchased an outsourced service that it will provide to customers is simply required to inform the BRSA about the outsourced activities. Moreover, the definition of outsourcing activities and exceptions/limitations to such activities has been re-defined in order to achieve greater compliance with international standards.

The Act on Bank Cards and Credit Cards No. 5464 was published in the Official Gazette No. 26095 dated March 1, 2006. The law regulates credit card issuers and provides protections for cardholders.

The Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007, amended on December 17, 2010 and further amended on December 31, 2013. This regulation sets forth: the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards, the rules surrounding licensing and operation of card system organizations and card issuing organizations, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, the operating principles of the institutions in card payments systems, minimum payment amounts, the ratio for a particular credit card debt associated with the holder’s card limit, and installment limitations.

Department of Information Systems Compliance was formed in 2014 having been a subdivision of another department for the previous decade. Department of Information Systems Compliance is responsible of overseeing banks, independent auditors and auditing firms from an IT perspective. According to the “Auditing Bank’s Information Systems by Independent Auditing Firms” regulation, each bank’s internal controls over banking processes must be audited once a year and its controls over IT processes must be audited once every two years by an authorized independent auditor. The Department of Information Systems Compliance evaluates and takes required actions according to the independent IT Audit reports. These reports are prepared by the independent auditors following IT audits. Banks propose corrective actions for each of these findings to mitigate the risks caused by these findings. An online monitoring system (“BADES”) is used for monitoring the activities of independent audit firms and tracking the audit findings revealed by the auditors as well as the semiannual reports filed by banks comprising the corrective actions regarding these findings.

Regulations regarding IT audits performed by independent auditors were updated in 2010 by the IT Audit Subdivision at Department of the Information Management. On July 30, 2010, the BRSA issued the “Circular of Management Representation”, which became effective as of 2011, requiring banks’ board of directors to submit a written representation to the independent auditor regarding effectiveness, adequacy and compliance of the bank’s internal controls. Besides the IT audits carried out by independent auditing firms, the BRSA has also been carrying out its own planned IT audit activities since 2009 according to its own regulation set.

As an additional security precaution to prevent potential data breaches, penetration tests are conducted at each bank in accordance with the circular issued by the BRSA on July 24, 2012. According to the circular, these tests have to be performed by independent security firms and the results of the tests as well as the corrective actions taken by banks have to be reported to the BRSA by using BADES web application. The BRSA supervises this process and tracks the corrective actions since 2013.

The “Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions” was published on the Official Gazette on June 27, 2014. The Communiqué defines principles to be adopted in IT management of e-money and payment institutions. It also includes the rules to be followed in an IT audit, which comprises the examination of controls over IT processes by an authorized independent auditor. E-money and Payment Institutions are audited by authorized independent auditors, the reports of these audits are evaluated by Department of Information Systems Compliance and results are transferred to related departments in BRSA.

Within the scope of the Law Making Amendments to the Laws on Re-structuring of some Receivables and Social Insurance and General Health Insurance Law and Some Other Laws and Decree Laws, certain articles of the Banking Law particularly regarding re-location of BRSA Headquarter to Istanbul and establishment of a “Risk Center” within the Bank’s Association of Turkey were amended. Acquisition of liability insurance coverage for valuation and rating and outsourcing companies has been made mandatory only when demanded by banks or deemed necessary by the BRSA, whereas it is still compulsory for independent audit firms.

Pursuant to principle 5 of the “Core Principles for Effective Banking Supervision” published by the BCBS, an amendment was made to the Article 8 of the Regulation on Operations of Banks Subject to Permission and Indirect Shareholding published in the Official Gazette dated February 4, 2011 and No. 27836. With the amendment Banks may establish or participate in domestic partnerships with other banks, with the BRSA’s approval.

With the Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method published in the Official Gazette dated August 23, 2011 and No. 28034, the principles and procedures were set for interest rate risk arising from on-balance and off-balance banking book accounts.

The implementation process of “International Convergence of Capital Measurement and Capital Standards” (Basel II) was initiated on July 1, 2012 in the Turkish banking system following the one year parallel implementation period to facilitate the transition.

In 2013, one new law, four laws amending the Banking Law, five new regulations and 2 new communiqués were published. Additionally, fourteen regulations and three communiqués were amended and one circular was issued. The most important regulations and amendments are listed below.

•	Regulation on Capital Conservation and Counter-cyclical Capital Buffers, published in the Official Gazette No. 28812, on November 5, 2013, introduces additional capital buffers—a “mandatory capital conservation buffer” of 2.5% and a “discretionary counter-cyclical buffer”, which would allow national regulators to require up to another 2.5% of capital during periods of high credit growth. Buffer requirements will be put into effect following the same time-lines of European Union and Basel Committee for this area.

•	Regulation on Own Funds of Banks, published in the Official Gazette No. 28756, on September 5, 2013, replaces the previous regulation with the aim to fully incorporate amendments and new rules introduced with Basel III accord regarding own funds.

•	Regulation on Calculation of Leverage Ratio, published in the Official Gazette No. 28812, on November 5, 2013, requires banks to calculate and report leverage ratio to help restrict cyclical movements as complementary to risk-sensitive capital calculation in line with BCBS standards and EU legislation.

•	Regulation Amending the Regulation on Measurement and Evaluation of Capital Adequacy of Banks, which was further amended in 2016, the risk weight has been raised to 100% for credit card installments of 1 to 6 months, 200% for 6 to 12 months and 250% for credit card installments of more than 12 months have been removed from the regulation with a new amendment, all retail loans are subject to 75% risk weight and the risk weight of mortgage loans is 35%.

The Act on Financial Leasing, Factoring and Financing Companies No. 6361 was published in the Official Gazette No. 28496 dated December 13, 2012. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts. Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies No: 28627 was published on April 24, 2013. This complementary regulation sets out the principles and procedures applicable to establishment of financial leasing, factoring and financing companies, issuance of operation permits for them, opening of domestic and overseas branches by these companies, share acquisitions, transfers, merger, disintegration and liquidation, their managers, shareholders’ equity and transaction limits, internal systems, provisions, and independent audit.

In 2014, four new regulations and four new communiques were published, and fourteen regulations and ten communiques were amended. Most important of which, two communiques, published in the Official Gazette No. 29111 on September 6, 2014, allow banks to apply the internal ratings based approaches for credit risk and the advanced measurement approach for operational risk beginning January 1, 2015.

In 2015, four new regulations and four new communiques were published, and 21 regulations and six communiques were amended. During the second half of 2015 to the beginning of 2016, Turkey completed the process of Regulatory Consistency Assessment Program (“RCAP”) of BCBS. The RCAP report of Turkey was published on March 31, 2016. Turkey was assessed as fully compliant to all risk based capital standards of Basel II and Basel III as well as standards for liquidity coverage ratio. During RCAP, some minor amendments were made on a number of regulations while some new regulations have been published. Independent of RCAP, new regulations were published in 2015, the most important of which are the Regulation on Principles and Procedures Concerning Factoring Transactions, Regulation on Independent Auditing of Banks and Regulation on Principles for Repo and Reverse Repo Transactions of Banks.

The Commission Implementing Decision (EU) 2016/2358 published by European Commission dated December 20, 2016, established supervisory and regulatory arrangements which comply with operational, organizational and supervisory standards reflecting the essential elements of the European Union’s supervisory and regulatory arrangements applicable to credit institutions.

The Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside published in the Official Gazette No. 29750 on June 22, 2016, establishes new provisions relating to expected credit loss approach and classifications rules taking into account recent Basel Committee guidelines, effective January 1, 2018.

CAPITAL MARKETS

The new Capital Markets Law No. 6362 (“CML”) came into force on December 30, 2012, when it was published in the Official Gazette numbered 28513 and superseded Capital Market Law No. 2499. It includes several new rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Upon entry into force, secondary regulations within the scope of the CML as well as studies in an effort to form the legal infrastructure compatible with the EU Directives were completed in 2014.

Exchanges and Trading Platforms

The CML yielded very important amendments in the field of operations and structure of stock exchanges. Firstly, the law has changed the definition of “stock exchange”, which previously had to be established as a public entity according to Capital Market Law No. 2499 and regulated in the same manner as a corporation. In that regard, the Istanbul Stock Exchange has been restructured and rebranded as “Borsa İstanbul AŞ.” (“Borsa Istanbul”) which is a joint stock company subject to private law. Secondly, the CML has ensured a more professional and competitive environment for Turkish stock exchanges with additional regulations in respect of market operators and tradable instruments. In 2016, one company launched an initial public offering with shares traded Borsa İstanbul. This IPO raised approximately U.S.$10.5 million. By the end of 2016, 485 publicly-held companies were subject to CML, of which 405 were traded on Borsa Istanbul. There were 118 corporations traded on the BIST Stars (former National Market), 171 corporations on the BIST Main Market (former Second National Market), 47 corporations on the Collective and Structured Products (former Collective Products Market), 36 corporations on the Watch List Market, 15 corporations on the Free Trading Platform and 18 corporations on the Emerging Companies Market making a total of 405. With respect to the securities issued by these corporations, the CML and secondary regulations have envisaged new proactive enforcement measures to combat market abuse in order to enhance investor protection and confidence.

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, a prospectus must be prepared and approved by the CMB. The Communiqué on Prospectus and Issue Document (Serial: II-5.1) came into force on July 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with EU regulations have been approved by CMB and activities conducted in collaboration with European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

Collective Investment Schemes

The CML introduced a new structure where mutual funds can flourish and serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of the mutual funds. The overarching aim of the changes is to increase the competition in the mutual fund sector which is anticipated to lead to an increase in the performance of the mutual funds. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. The CML liberates the distribution channels so that PMCs with good performances in both the mutual fund sector and other alternative investments can find their way to investors. Also, the CML regulates new types of funds such as venture capital investment funds and real estate investment funds. Another novelty brought by the CML is that portfolios of mutual funds are to be held in portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds and calculate the net asset value of the funds.

Variable capital investment companies which are a hybrid of mutual funds and investment companies were also introduced to the markets with the CML. This collective investment scheme combines the advantages of investment companies and of the mutual funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communique which came into force on May 27, 2015. Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities. As of the end of 2016, the number of domestic mutual funds offered to the public equaled 433 and total net asset value of these mutual funds equaled U.S.$12.4 billion. Pension funds began to operate in October 2003. As of the end of 2016, the number of pension funds offered to the public was 283. The total net asset value of these funds equals U.S.$17.2 billion. According to the new Communique on Mutual Funds that came into effect in July 2014, an umbrella fund structure, which was required only for capital protected and capital guaranteed funds before, has been obligatory for all mutual funds.

As of the end of 2016, 80 hedge funds registered with total net asset value of U.S.$900 million. As of the end of 2016, there were 9 exchange traded funds offered to the public with a total net asset value of U.S$39 million. As of the end of 2016, there were 15 capital protected funds offered to the public. The total net asset value of capital-protected funds equals U.S.$80 million.

Securities investment companies, real estate investment companies and venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax. As of the end of 2016, the number of listed securities investment companies equaled 9, listed real estate investment companies equaled 31 and listed venture capital investment companies equaled 12. The total net asset value of securities investment companies equaled U.S.$126 million, the market value of listed venture capital investment companies equaled U.S.$308 million and the market value of real estate investment companies equaled U.S.$7.08 billion. As of the end of 2016, 22 real estate mutual funds and 2 venture capital mutual funds have been formed. Issue documents of 10 real estate investment funds and 1 venture capital investment fund were approved by the end of 2016.

Trading on Turkey Electronic Fund Distribution Platform (“TEFAS”), a supermarket of funds facilitating access by investors to funds, started on January 9, 2015. TEFAS is operated by İstanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS.

Market Intermediaries and Infrastructure

The CML has regulated central counterparties, trade repositories, custody services, Investor Compensation Center and outsourcing of investment firms for the first time. The law also redefined investment services eschewing the previous activity type-based classification and introduced the concept of ancillary services. In order to further explain those new concepts, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July of 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which have been defined in the CML. Further, a new communiqué on the principles of foundation and activities of investment firms was published in December 2013. The communiqué brought new provisions especially concerning code of conduct, customer classification and protection. With this communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize the capital markets legislation and in turn Turkish legislation, with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the new communiqué the principles are revised to comply with the principles for other derivative instruments.

The revised Regulation on Central Clearing was published in July of 2013 and a new Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established. Within the framework of Capital Market Law No. 2499 and related regulations, the Central Registration Agency (“CRA”) was empowered to represent and manage the Investors Protection Fund (“IPF”). However, article 84 of the CML replaced the IPF with a new legal entity named Investment Compensation Center. The scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The CRA has been authorized to operate as a Trade Repository since April 3, 2015, and is the only Trade Repository officially authorized to operate in Turkey. While being authorized as a Trade Repository, CRA is not actively collecting transaction data, since related regulations on data collection are not in force yet.

Dematerialization of Capital Market Instruments

The dematerialized system became operational for equities traded on the Borsa Istanbul in 2005 for mutual fund certificates and corporate bonds in 2006, for commercial papers in 2007 and for bank bills in 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by the Central Registration Agency (“CRA”). As of the end of 2016, the market value of those government bonds and bills held by CRA was U.S.$55.8 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, the examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2016, the total number of licenses for professionals who engage in capital markets activities granted reached 78,103, as described in further detail:

Table 42

Types of Licenses	Licenses Issued 2002-2016
Capital Market Activities Level 1	18,752
Capital Market Activities Level 2	17,952
Capital Market Activities Level 3	14,720
Derivative Instruments	10,742
Real Estate Appraiser	7,047
Credit Rating	4,284
Corporate Governance Rating	3,843
Residential Real Estate Appraiser	763
TOTAL	78,103

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Turkey, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 101 authorized audit firms operating in Turkish capital markets and 61 of them have an international membership.

Corporate Governance

Currently, the Borsa Istanbul Corporate Governance index is composed of 50 companies that have an average corporate governance rating of 9.21 out of 10. The opening value for the index was 48,082.17 for 2007 and as of December 31, 2016, the value of the index has reached 69,324.

Additionally, corporate governance principles are regulated by Article 17 of CML. In line with the authority given by CML, the Communiqué on Corporate Governance (Serial: II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by corporations are determined in detail. “Corporate Governance Principles” in which the “comply or explain” approach was valid since their publication in 2003, have been adopted as a legal requirement in the new Law. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” was introduced and the CMB was authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions minority shareholders who vote against the transaction in the general assembly were granted a sell-out right. New quorums were defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings were enabled.

Derivatives Market

The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to be operated under a single structure and it became possible for Turkish Derivatives Exchange to merge with Borsa Istanbul. After that, a new derivatives market was established within Borsa Istanbul, the Futures and Options Market (“VIOP”), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange was merged in Borsa Istanbul. Accordingly the contracts on the Turkish Derivatives Exchange were closed to trading and started to trade in VIOP by August 5, 2013. In 2016, 118,903 accounts opened in the Derivatives Market. Futures contracts comprised 95.5% and option contracts 4.46% of the total traded value in 2016. While total traded value of Derivatives Market was TL 575 billion in 2015, it reached TL 607 billion in 2016, marking a 5.5 % increase.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 43

	2012	2013	2014	2015	2016
Outstanding Securities (in millions of TL)	512,948	526,972	567,668	594,691	633,003
Private	126,406	123,965	153,020	154,567	164,359
Public	386,542	403,007	414,648	440,124	468,644
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	621,979	816,858	870,962	1,025,870	1,013,562
Bonds and Bills Market	6,828,000	6,898,271	7,645,000	10,267,000	9,581,251
Off-exchange bonds & bills transactions	1,102,459	1,153,951	1,048,346	879,110	849,241
Derivatives Market	403,900	416,600	435,721	575,000	580,000
Stock Market Capitalization (in millions of TL)	550,051	503,668	624,369	554,880	614,069
BIST National 100 Index (on TL basis)	78,208	67,801	85,721	71,727	78,139
Number of Companies Traded	395	421	422	416	405

Sources: Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury

With the CML, the registration system for capital market instruments to be issued or offered to the public has been replaced with a system of prospectus or issue document approval. Data for securities sold based on approved prospectuses/issue document for the 2013-2016 period are presented below.

Table 44

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Asset Covered Securities	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2013	6,009	516.6	710.9	78,155	734,7	71.5	86,198
2014	3,347	451.6	361.9	117,680	4,836	68.8	126,745
2015	2,230	—	726.7	110,228	3,656	51.9	116,892
2016	1,683	375	2,038	116,412	3,434	122.3	124,064

Source: Capital Markets Board

In 2016, approximately TL 1,683 million (U.S.$477.4 million) has been raised through initial public offerings and capital increases through sales of shares based on approved prospectuses/issue documents.

The corporate bond market began to accelerate after 2010. The total amount of market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion at the end of 2010 to TL 49.4 billion at the end of 2016.

As of December 31, 2015, there are 86 investment firms licensed to trade on stock markets, and 44 banks and 70 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there are 81 intermediary institutions (banks, investment firms) licensed to trade on VIOP. Also, there are 25 firms licensed to trade on precious metals market.

In August 2009 the Borsa Istanbul Emerging Companies Market Regulation was published and in 2011 shares of small and medium sized enterprises began to trade on the ECM market. Additionally, within the framework of the restructuring of the Borsa Istanbul Stock Market segments, the Collective and Structured Products Market was established as a listed market where the shares of investment companies, real estate investment companies, and venture capital investment companies as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market, the Organized Derivatives Market and the Equity Market of the Borsa Istanbul in September 2013, March 2104 and June 2017, respectively. In 2013, Takasbank was authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB Turkey, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to FMIs operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all FMIs operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions and with the CML and following secondary legislation the alignment of Turkish capital market legislation with the EU acquis has been substantially enhanced.

To this end, the CMB has signed various Memoranda of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and sharing of information with foreign authorities. The CMB which is one of the first signatories of the IOSCO MoU, signed 35 MoUs with foreign financial regulatory authorities by the end of 2016 and ongoing initiatives to sign MoUs concerning cooperation with regulatory and supervisory authorities are in progress. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Turkey today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds. The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government.” All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared by the Ministry of Development of Turkey (“MoD”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the Council of Ministers. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared by the Ministry of Finance (“MoF”) and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the MoD) and spending agencies, before political reconciliation in the Cabinet and the Parliament.

The annual budget process of administrations begins in June, following a general announcement made by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the MoD. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system.

Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of the Treasury, namely, Accounting Office for External Payments, Accounting Office for Internal Payments and Accounting Office for State Debts. The Ministry of Finance produces financial statements of the central government sector on monthly basis and produces financial statements of the general government sector on a quarterly and annual basis. The Ministry of Finance has also been regularly preparing Government Finance Statistics (“GFS”) statements of the general government sector and submitting them to the IMF since 2008. The Ministry of Finance also sends these GFS statements to TURKSTAT which is responsible for producing Excessive Deficit Procedure statements and submitting them to EuroStat in accordance with the European System of Accounts 2010.

The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the MoF. The MoF sets rules for the preparation of the final accounts and supervises the compilation of administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation.

The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2016, 2,075 internal auditor positions were reserved, 906 of which were appointed.

External Audit

External auditing is regulated by the Public Financial Management and Control (the “PFMC”) Law, no.5018, and the Law on the Turkish Court of Accounts (the “TCA Law”), no.6085. The TCA’s independence is secured. The TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president of the TCA and the members of the TCA are elected by the Parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors may not have any other employment other than certain positions expressly designated for them. Members of the Turkish Court of Accounts cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they cannot be retired before the age of 65, unless they desire so. However, the office of those who have been convicted of an offense which results in dismissal from public service shall be terminated automatically. Those certified by medical report by an official board of health of a fully equipped hospital that they are incapacitated for reasons of health shall be removed from office upon the decision of the General Assembly of Turkish Court of Accounts.

The TCA is responsible for the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA may audit (1) general government organizations (central government agencies, local governments and Social Security Institutions), (2) public enterprises and their subsidiaries, (3) joint stock companies established by special laws with capital directly or indirectly owned by the public sector and (4) other public administrations (excepting professional organizations having a public status). Article 4 of the TCA Law also provides that the TCA shall audit (1) all types of domestic and foreign borrowing, lending and repayments, utilization of foreign grants received, giving of grants, Treasury guarantees, Treasury receivables, cash management and other related matters, (2) all transfers and utilization of resources, and (3) the utilization of domestic and foreign resources and funds (including EU funds).

The TCA submits The External Audit General Evaluation Report together with the individual audit reports of public administrations attached, The Accountability General Evaluation Report, The Financial Statistics Evaluation Report, The Statement of General Conformity and Annual Audit Reports of State Economic Enterprises to the Parliament. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, Turkish economy recorded an average growth rate of 5.5% in 2012-2016 period. In the aftermath of 2008 global crises, the downward trend in central government budget deficit continued in the 2012-2016 period and fiscal stability was maintained as the deficit was kept below 2% of GDP.

In 2012, the central government budget revenues and expenditures reached TL 332.5 billion (21.2% of GDP) and TL 361.9 billion (23.1% of GDP), respectively. The budget deficit was TL 29.4 billion, representing 1.9% of GDP and primary surplus was TL 19 billion, representing 1.2% of GDP.

In 2013, the central government budget revenues and expenditures reached TL 389.7 billion (21.5% of GDP) and TL 408.2 billion (22.6% of GDP), respectively. The budget deficit was TL 18.5 billion, representing 1.0% of GDP and primary surplus was TL 31.4 billion, representing 1.7% of GDP.

With ongoing commitment to fiscal discipline, in 2014, the central government delivered a deficit lower than formerly anticipated in the Budget Law. Budget deficit was TL 23.3 billion in nominal terms and 1.1% as a share of GDP. In fact, it recorded a primary budget surplus of TL 26.5 billion while interest expenditure remained flat. The central government revenues reached TL 425.4 billion and expenditures were TL 448.8 billion.

In 2015, thanks to over-performance of tax revenues, budget deficit was limited to 1.0% of GDP (TL 23.5 billion) despite the acceleration on investment spending. Primary surplus was TL 29.5 billion while revenues and expenditure reached TL 482.8 and 506.3 billion, representing 20.7% and 21.7% of GDP, respectively, in the same period.

In 2016, the central government budget revenues and expenditures reached TL 554.4 billion (21.4% of GDP) and TL 583.7 billion (22.5% of GDP), respectively. The budget deficit was TL 29.3 billion, representing 1.1% GDP and primary surplus was TL 21billion, representing 0.8 % of GDP.

The main objectives of the Medium Term Program of 2017-2019, announced in October 2016, are to increase stable and inclusive growth, to decrease the inflation rate, to preserve decreasing tendency of the current account deficit, to increase competitiveness of the economy, to improve the employment level and productivity, and to increase quality of fiscal discipline and strengthen public finance. The Medium Term Program of 2017-2019 targets a deficit of 1.9%, 1.6% and 1.3% for the central government budget for 2017, 2018 and 2019, respectively. The general government budget, which is estimated to run a 2.4% deficit (excluding privatization revenue) in 2017, is projected to gradually decrease to 1.2% deficit by the end of 2019.

Table 45

	2012	2013	2014	2015	2016*
	(in millions of Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	332,475	389,682	425,383	482,780	554,431
I. GENERAL BUDGET REVENUES	320,536	375,564	408,676	464,188	533,663
Tax Revenues	278,781	326,169	352,514	407,818	458,658
Direct Taxes	92,520	100,442	114,422	128,528	150,177
Indirect Taxes	186,261	225,728	238,093	279,291	308,481
Other	41,755	49,395	56,161	56,369	75,006
Non-tax Revenues	38,049	38,194	45,332	47,195	59,939
Grants, Aids and Special Revenues	1,652	1,096	1,281	1,241	2,240
Capital Revenues	2,054	10,105	9,549	7,933	12,828
II. REVENUES OF SPECIAL BUDGET AGENCIES	9,622	11,445	13,524	15,083	16,844
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	2,318	2,673	3,183	3,509	3,923
CENTRAL GOVERNMENT BUDGET EXPENDITURES	361,887	408,225	448,752	506,305	583,689

	2012	2013	2014	2015	2016*
	(in millions of Turkish Liras)
A) Primary Expenditures	313,471	358,239	398,839	453,301	533,443
Compensation of Employees	86,463	96,235	110,370	125,051	148,857
Social Security Contributions	14,728	16,306	18,929	21,045	24,696
Good and Services Purchases	32,894	36,386	40,801	45,563	53,937
Current Transfers	129,477	148,743	162,282	182,671	224,872
1. Duty Losses	3,912	4,305	3,836	4,820	5,832
2. Treasury Aid	70,184	79,008	83,528	87,560	116,763
3. Transfers to Non-Financial Establishment	926	1,786	2,552	3,688	2,465
4. Transfers to Households	2,891	3,543	3,782	4,280	5,394
5. Agricultural Subsidy	7,553	8,684	9,148	9,971	11,489
6. Other Transfers to Households	5,411	4,048	2,850	5,730	7,202
7. Social Transfers	2,922	7,293	7,735	9,089	10,814
8. Foreign Transfers	1,296	1,624	1,567	1,929	2,228
9. Shares from Revenues	34,380	39,869	47,284	55,603	62,684
Capital Expenditures	34,365	43,767	48,201	57,199	59,444
Capital Transfers	6,006	7,666	7,707	10,438	8,881
Lending	9,537	9,135	10,550	11,333	12,756
B) Interest Payments	48,416	49,986	49,913	53,004	50,247
Domestic Interest	40,702	38,910	38,818	39,179	36,746
Foreign Debt Interest	7,277	7,397	8,831	10,303	11,333
Discount and Short Term Transactions	437	3,680	2,264	3,522	2,168
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	19,004	31,443	26,544	29,479	20,989
CENTRAL GOVERNMENT BUDGET BALANCE	-29,412	-18,543	-23,370	-23,525	-29,258
DEFERRED PAYMENTS	361	3,310	1,078	4,894	-4,247
OTHER DEFERRED PAYMENTS	1,701	2,153	2,145	1,611	-483
ADVANCES	-1,505	708	-838	-2,347	-2,738
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-28,855	-12,372	-20,985	-19,367	-36,726
CENTRAL GOVERNMENT BUDGET FINANCING	28,855	12,372	20,985	19,367	36,726
BORROWING (NET)	22,744	24,477	19,823	22,593	32,955
FOREIGN BORROWING (NET)	4,976	8,012	8,182	-2,883	4,435
Receipts	16,948	16,692	20,752	10,305	19,135
Payments	-11,972	-8,680	-12,570	-13,188	-14,700
DOMESTIC BORROWING (NET)	17,769	16,465	11,642	25,476	28,520
-TL Denominated T-Bills	3,684	-3,684	0	0	0
Receipts	3,684	0	0	2,591	2,615
Payments	0	-3,684	0	-2,591	-2,615
-TL Denominated G-Bonds	17,824	20,149	11,642	25,476	28,520
Receipts	98,215	144,528	129,430	90,240	89,453
Payments	-80,391	-124,378	-117,788	-64,764	-60,933
-FX Denominated G-Bonds	-3,739	0	0	0	0
Receipts	0	0	0	0	0
Payments	-3,739	0	0	0	0
NET LENDING (-)	-1,923	-997	-1,197	-896	-1,615
LENDING	153	63	307	142	23
REPAYMENT (-)	2,076	1,060	1,505	1,039	1,637
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	607	720	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	3,581	-13,822	-36	-4,122	2,156

*	Provisional

Sources: Undersecretariat of Treasury and Ministry of Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 35%. The withholding tax is final.

•	Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) is higher than a TL 25,000 threshold for 2012, a TL 26,000 threshold for 2013, a TL 27,000 threshold for 2014, a TL 29,000 threshold for 2015 and a TL 30,000 threshold for 2016

•	Capital income is taxed at marginal rates from 15% to 35%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of gains derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2020. In particular:

•	Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above a threshold level of TL 25,000 for 2012, a threshold level of TL 26,000 for 2013, a threshold level of TL 27,000 for 2014, a TL 29,000 threshold for 2015, and the threshold level of TL 30,000 for 2016. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

•	Since October 1, 2010, a withholding tax of 10% for non-residents and residents has been applied on gains from the retention and sale of all domestic bonds and Treasury bills issued on or after January 1, 2006.

•	Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

•	On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons.

•	Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold of TL 25,000 for 2012, a threshold of TL 26,000 for 2013, a threshold of TL 27,000 for 2014, a TL 29,000 threshold for 2015, and the threshold level of TL 30,000 for 2016 the remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

•	Since January 1, 2013, the withholding tax rate applied on income from bank deposits varies between 10% and 18% according to account type.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. Law No. 5520 also provided that:

•	According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439 and 458. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

•	Losses can be carried forward for 5 years.

•	Corporate taxpayers may deduct the investment allowance exemption without regard to time restrictions in cases where the investment allowance could not be deducted because of insufficient income.

Investment Incentive System

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, large-scale investment incentives, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL1 Million for the first and second regions and TL 500,000 for the third through sixth regions. The minimum amount of fixed investments for large-scale incentive applications and strategic incentive applications must be at least TL 50 Million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority, large-scale and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Finance.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The Council of Ministers is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Cabinet Decree Cabinet Decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Cabinet Decree, which includes newspapers and magazines, rental of transportation vehicles, and agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II) annexed to the Cabinet Decree, which includes food products, cashier machines, cinema and theatre tickets, and books. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 25.7% of total tax revenues (excluding social security contributions) in 2012, 26.2% in 2013, 25.8% in 2014, 26.0% in 2015 and 26.2% in 2016.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages and tobacco products and cola; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011).

Minimum Living Allowance

The annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children, 10% for the third child, and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 6552 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Turkey pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, and supplies of oil cake are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, mobile and military command control application software produced by entrepreneurs operating in specialty technology development zone are exempted from VAT.

Law No. 6728 (dated August 9, 2016) exempts interest income derived from purchasing bonds from VAT. With the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-ı of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 13 of Law No.6663, as of February 10, 2016, delivery of fertilizers and feeds registered by the Ministry of Food, Agriculture and Livestock is exempt from VAT (except for cat-dog food).

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

Income Tax

Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 2, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate is set as 100% for natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization.

Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

Effective June 15, 2012, with the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding.

According to amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, effective June 15, 2012, the Council of Ministers is authorized, as a deduction from the investment contribution amount, to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period and to reduce the 50% deduction rate to 0% for every city group and increase this rate to80% provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of investment expense.

Effective June 15, 2012, declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

With clause (i) added to Article 10 of Corporate Income Tax Law (Law no: 5520) in 2015, equity companies (except those operating in the banking, finance or insurance sectors and state controlled entities) can deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over their cash capital increase. Also newly established equity companies are allowed to deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over the cash part of their paid capital.

New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, effective June 15, 2012, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996 and the investments made upon copyrights. Law No. 6322 provides for a reduced corporate tax rate for investments in the incentive system.

Reduced income or corporate tax rates will be imposed on the investor’s income under the incentive scheme according to certain characteristics of the investment until the amount calculated based on government’s contribution rate, determined by the same scheme and corresponding to a certain percentage of the fixed investment amount, is reached. The contribution rate to investment refers to the rate of the fixed investment subject to tax deduction, whereas tax deduction refers to the rate of income or corporate tax to be reduced until the contribution rate is reached.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 46

(in millions of TL)	2012	2013	2014	2015	2016
Total Tax Revenues	278,781	326,169	352,514	407,818	459,002
Personal Income Tax	56,494	63,761	73,902	85,756	96,605
Corporate Income Tax	29,017	28,988	32,305	33,388	42,970
Motor Vehicle Tax	6,716	7,353	7,787	8,949	9,986
Domestic Value Added Tax (VAT)	31,572	37,995	38,121	46,424	53,987
Excise Tax	71,706	85,462	91,095	105,923	120.402
Petroleum Consumption Tax (Within Excise Tax)	35,935	45,158	45,628	50,830	56,296
Banking and Insurance Transaction Tax	5,471	6,160	7,487	9,172	11,068
Stamp Duty	7,360	9,416	10,325	12,045	13,419
Fees	9,675	12,948	14,511	16,985	17,822
Special Communication Tax	4,473	4,545	4,640	4,732	4,976
VAT on Imports	50,000	62,727	64,411	74,646	76,836
Other Tax Revenues	6,297	6,814	7,931	9,800	10,931

Source: Ministry of Finance General Directorate of Revenue Policies

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 47

(% of GDP)	2012	2013	2014	2015	2016
Total Tax Revenues	17.76	18.02	17.24	17.45	17.72
Personal Income Tax	3.60	3.52	3.61	3.67	3.73
Corporate Income Tax	1.85	1.60	1.58	1.43	1.66
Motor Vehicle Tax	0.43	0.41	0.38	0.38	0.39
Domestic Value Added Tax (VAT)	2.01	2.10	1.86	1.99	2.08
Excise Tax	4.57	4.72	4.46	4.53	4.65
Petroleum Consumption Tax (Within Excise Tax)	2.29	2.50	2.23	2.17	2.17
Banking and Insurance Transaction Tax	0.35	0.34	0.37	0.39	0.43
Stamp Duty	0.47	0.52	0.51	0.52	0.52
Fees	0.62	0.72	0.71	0.73	0.69
Special Communication Tax	0.28	0.25	0.23	0.20	0.19
VAT on Imports	3.19	3.47	3.15	3.19	2.97
Other Tax Revenues	0.40	0.38	0.39	0.42	0.42

Source: Ministry of Finance General Directorate of Revenue Policies

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the Treasury) continue to play an important role in the Turkish economy. As of December 31, 2016 there were 21 SOEs in the Treasury’s portfolio (including four affiliates of Turkish State Railways (“TCDD”)). Besides the Treasury’s portfolio, there are public undertakings in the Privatization Administration’s portfolio. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halk Bank, Kalkinma Bank and Eximbank. A publicly owned satellite company, TÜRKSAT A.S., and a postal company, PTT A.S., together with the abovenamed banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government.

The Turkish Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In February 2017, ownership of Ziraat Bankası, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, Çaykur, and Treasury stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%) and Halkbank (51.11%) was transferred to the Turkish Wealth Fund.

Major non-financial companies in the Treasury’s and Privatization Administration’s portfolios are Mechanical and Chemical Industry Corporation, Turkish Grain Board, Electricity Generation Corporation, Turkish Electricity Trading and Contracting Company, Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, Turkish Coal Enterprise, Turkish Hard Coal Company, ETI Mine Works, Turkish Petroleum Corporation, CAYKUR Tea Company and Turkish Sugar Factories Inc.. Supervision, regulation and audit of the aforementioned companies is carried out by several government agencies; including, the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts, Line Ministries and the Privatization Administration.

In addition, as of January 1, 2015, SOEs became subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank and Halk Bank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks, holding 24.1% of total savings deposits in Turkey as of December 31, 2016.

Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Halk Bank’s shares and the shares started trading on the Borsa Istanbul on May 10, 2007. In 2012, Halk Bank’s shares were offered to the public for the second time and Halk Bank’s free float rose to 48.9%.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs in the Treasury’s portfolio and of non-financial companies in the Privatization Administration’s portfolio increased from approximately TL 1.3 billion in 2015 to TL 8.3 billion in 2016. This increase in borrowing requirement means that the SOE system does not need to be financed.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 48

Financing Requirements of SOE System (Thousand TL)	2012	2013	2014	2015	2016*
Total financing requirement	-9,946,091	-5,818,873	-9,630,891	-13,773,158	-16,862,709
Increase (reduction) from internally generated funds	4,008,888	-336,334	-5,436,173	4,138,583	14,849,704
Net financing requirement from outside sources	-5,937,203	-6,155,207	-15,067,065	-9,634,575	-2,013,005
Transfers from consolidated budget	6,676,518	10,681,111	14,890,689	10,939,051	10,271,676
Borrowing requirement	739,315	4,525,904	-176,375	1,304,476	8,258,670
Deferred payments	5,564,712	-16,981,972	-16,632,851	-6,581,408	2,727,052
Advance payments	-6,404,801	8,822,183	5,788,049	-4,535,525	-9,397,958
Cash financing requirement	-100,775	-3,633,885	-11,021,178	-9,812,457	1,587,765
Change in cash	-481,964	363,267	9,285,222	4,064,307	-5,373,391
Securities and deposits	461,594	61,874	-6,627	-287,959	-256,061
Domestic bank borrowing, net	104,352	320,265	2,128,555	4,467,615	3,462,642
Foreign borrowing, net	16,793	2,888,480	-385,972	1,568,493	579,046
Government bonds	0	0	0	0	0

*	Provisional

Source: Treasury

In 2016, the SOE System reported a profit of TL 17. billion.

SOE System investments accounted for 11.8% of total public sector fixed investments in 2012, 10.3% in 2013, 11.2% in 2014, 13.2% in 2015 and 12.5% in 2016. Budgetary transfers to the SOE System accounted for approximately 1.8%, 2.6%, 3.3%, 2.2 % and 1.8% of central management budget expenditures in 2012, 2013, 2014,2015 and 2016, respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 49

Profits and Losses of SOE System (Thousands of TL)	2012	2013	2014	2015	2016*
Total Revenues	128,662,018	118,653,579	126,720,044	124,404,885	112,470,188
Total Expenditures	124,318,350	115,261,669	128,646,137	121,653,689	94,998,047
Profit (loss)	4,343,668	3,391,910	-1,926,093	2,751,196	17,472,141

*	Provisional

Source: Treasury

Electricity Sector

The restructuring process for electricity markets in Turkey has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company was divided into three separate entities as Electricity Generation Company (“EUAS”), Turkish Electricity Transmission Company (“TEIAS”) and Turkish Electricity Trading And Contracting Company (“TETAS”) in 2001. These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of TEIAS, it regulates the sector through the Energy Market Regulatory Authority. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

As of 2016, EUAS has 7 thermal and 65 hydroelectric power plants and it has an installed capacity of 20,145 MW in total. 6,938 MW of this capacity is from thermal power plants and 13,206 MW is from hydroelectric power plants. While Turkey has a 78,521 MW installed capacity, the share of EUAS of the installed capacity is 25.6% in the sector.

TETAS is primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EUAS hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity.

The New Electricity Market Law (“EML”) (Law No: 6446) was enacted in March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed to “Law on the Organization and Duties of the Energy Market Regulatory Authority.”

The EML (Law No: 6446) includes some important changes, such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution) and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (“EPIAS”) which is an independent private company authorized for the energy market operations. With the completion of registration procedures, EPIAS was officially founded on March 18, 2015 and began operating on September 18, 2015. EPIAS has also taken over the Market Financial Settlement Center’s functions, including carrying out the day-ahead and intra-day market activities which started on July 1, 2015. Instruments of the electricity derivative market, which is operating under Borsa Istanbul, depend on spot electricity prices that are derived from EPIAS market operations.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yenikoy, Yatagan, Kemerkoy, Catalagzi Thermal Power Plants and Kayakoy, Esendal, Isiklar, Dere and Ivriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma Thermal Power Plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. Privatization Administration’s work on the privatization of Bursa and Aliağa power plants is ongoing.

Based on the High Planning Council Decision (14/02/2008 No. 2008/T-5), a Cost Based Price Adjustment Mechanism (“CPM”) was adopted on July 1, 2008. According to the CPM, tariffs of companies are revised based on changes in their electricity production and/or purchase costs. CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

The first Floating Storage and Regasification Unit (“FSRU”) of Turkey in Aliağa/İzmir was commissioned on December 23, 2016, with the aim to achieve supply security and diversification of gas sources. Investments for the connection of FSRU to the natural gas transmission system in İskenderun and Saros Gulfs are being carried out by BOTAS.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 billion Sm3, was taken over by BOTAS as of September 1, 2016.

The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Turkey, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (58%), BOTAS (30%) and British Petroleum (12%) are the three partners in the project. The Gas Transportation Agreement, Funding Agreement, Share Purchase Agreement and Accession Agreement, agreements supporting the TANAP Project, were signed between BOTAŞ and SOCAR on May 30, 2014 in İstanbul. The Shareholders’ Agreement and its annex Term Loan Facility Agreement were signed on March 13, 2015 in Ankara. The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015.

Mining Sector

Eti Mine Works (“Eti Maden”), with U.S.$713 million export revenue in 2016, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources. Presently, Eti Maden has 72.9% of the world boron reserves, and meets approximately 48% of the world boron demand, according to the Eti Maden Boron Sector Report dated May 2017.

Turkish Coal Enterprise (“TKI”) holds 21.4% of the Turkish lignite reserves (as of the end of 2016) and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

As of the end of December 2016, EUAS owns 58.7% of Turkey’s 16.9 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Treasury, and receives duty-loss payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 68% of Turkey’s crude oil production and 53% of Turkey’s natural gas production.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

Agriculture Sector

In Turkey, the Turkish Grain Board (“TMO”), the Tea Enterprise (“CAYKUR”), the Meat and Milk Board (“ESK”) and General Directorate of Agricultural Enterprises (“TİGEM”) operate as profit-oriented SOEs in the agricultural sector. They are associated with the Ministry of Food, Agriculture and Livestock. TMO is a company which regulates the grain market when required. As of the end of 2016, TMO had nearly 4.4 million tons of storage capacity. ESK operates mainly in the meat sector by processing and selling red meat and its products. Since 2016, ESK has performed regulating activities in the milk sector by buying milk and selling milk powder. CAYKUR produces and sells tea and aims to improve the tea agriculture and the quality of tea trees. As of the end of 2016, CAYKUR operated 46 factories and had a nearly 50% market share in tea sales. TİGEM’s main mission is to produce seed, breeding livestock and raw materials for agriculture and the agriculture-based industry and to protect gene resources.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that the railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Company be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Company began operating on January 1, 2017. The law ensures that railway infrastructure and freight transportation can be operated both by public and private companies and passenger transportation will be opened to private companies on May 1, 2018.

High-speed train operations started between Konya and Eskisehir (360 km) in 2013. Ankara-Istanbul high-speed train (533 km) operations began on July 25, 2014.

As of the end of September 2016, TCDD owned 12,532 km of track, 1,213 km of which is a high-speed train track, 667 locomotives, 117 EMUs, 80 DMUs, 13 high-speed train sets, 916 passenger cars, and 18,881 wagons, according to the TCDD 2016 Sector Report.

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

In furtherance of these goals, major legislative changes have taken place in Turkey since 2012 including, as amended in March 14, 2013, the Electricity Market Law.

As a result, in recent years, unprecedented privatization continues and a noticeable increase in foreign investor interest has occurred. Overall privatization proceeds realized by the Turkish Privatization Administration (the “Privatization Administration”) have reached U.S.$68.2 billion (on a commitment basis) as of December31, 2016, of which U.S.$50.0 billion in revenue has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, sea ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$0.8 billion, U.S.$4.5 billion, U.S.$3.5 billion, U.S.$2.3 and U.S.$3.7 billion for the years 2012, 2013, 2014 ,2015 and 2016, respectively. The total amount realized from January1, 1986 through December31, 2016 is U.S.$46.0 billion.

From the period January 1, 2012 through December 31, 2016, the privatization implementations of Turkey have resulted in a net worth of U.S. $25.1 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2012 and December 31, 2016:

Table 50

Name of the Company	Field of Operation	Date of Privatization	Amount (USD million)
PETKİM(11% of minority shares sold to the parent Company)	Petrochemical	6/22/2012	168.5
Halkbank (Secondary Offering of 23.92%)	Banking	11/16/2012	2,520
Various real estate of the Government during 2012	Real estate	year round	315
Başkent Doğalgaz Distr.	Natural Gas Distr. of Ankara	5/31/2013	1,162
Hamitabat Natural Gas Fired Power Generation Plant	Power Generation	8/01/2013	105
Akdeniz Elect. Distr. (Concession)	Electricity Distr.	5/28/2013	546
Boğaziçi Elect. Distr. (Concession)	Electricity Distr.	5/28/2013	1,960
Gediz Elect. Distr.(Concession)	Electricity Distr.	5/29/2013	1,231
Seyitömer Coal fired power gen.	Power Generation	6/17/2013	2,248
Aras Elect. Distr.(Concession)	Electricity Distr.	6/28/2013	128.5
Dicle Elect. Distr.(Concession)	Electricity Distr.	6/28/2013	387
Vangölü Elect. Distr. (Concession)	Electricity Distr.	7/26/2013	118
Istanbul Anatolian Side Elect. Distr. (Concession)	Electricity Distr.	7/31/2013	1,227
Kangal Coal fired power gen.	Power Generation	8/14/2013	985
Toroslar Elect. Distr. (Concession)	Electricity Distr.	9/30/2013	1,725
Various River Run Power Gen. During 2013	River Run Power Gen.	year round	195
Various Real Estate of The Gov’t. During 2013	Real estate	year round	407
Istanbul Salipazari Cruise Port	Port Operation	2/14/2014	702
Yatağan Coal fired power gen.	Power Generation	12/01/2014	1,091
Çatalağzı Coal fired power gen.	Power Generation	12/22/2014	350
Kemerköy Yeniköy Coal Fired Power Gen. and Kemerköy Sea Port.	Power Gen. & Port Operation.	12/23/2014	2,671
Various Real Estate Of The Gov’t During 2014	Real estate	year round	1,512.7
Soma B Coal fired power gen.	Power Generation	6/22/2015	685.5
Orhaneli Tunçbilek Coal fired power gen.	Power Generation	6/22/2015	521
Derince Port	Port Operation	2/25/2015	543
Various Real Estate Of The Gov’t During 2015	Real estate	year round	242
Manavgat HEPP power gen.	Power Generation	4/04/2016	131.2
Doğankent, Kürtün and Torul HEPP power gen.	Power Generation	4/29/2016	435.2
Karacaören 1-2 HEPP power gen.	Power Generation	6/22/2016	177.7
Kadıncık 1-2 HEPP power gen.	Power Generation	7/15/2016	298.8
Various Real Estate Of The Gov’t During 2016	Real estate	year round	226

Note: Only privatizations worth U.S.$100 million or more are listed above.

Source: Privatization Administration

Table 51

Privatization implementations by the Privatization Administration by years (in million U.S.$)

Source: Privatization Administration

The privatization program and developments with respect thereto implemented in various sectors since 2012 is summarized below.

Energy Sector

A) Electricity Distribution

Aras Elektrik Dağıtım A.Ş. operates in the provinces of Erzincan, Bayburt, Erzurum, Kars, Ardahan, Ağrı and Igdır. KİLER A.Ş. was the highest bidder with a bid of U.S.$128 million. The contract with the new investor was signed on June 28, 2013.

Dicle Elektrik Dağıtım A.Ş. operates in the provinces of Diyarbakır, Şanlıurfa, Mardin, Batman, Siirt and Şırnak. Following a retendering process in 2012, the highest bidder was İşkaya-Doğu JV. The contract in the amount of U.S.$387 million was signed on June 28, 2013.

Vangölü Elektrik Dağıtım A.Ş. operates in the provinces of Bitlis, Hakkari, Muş and Van. Following a retendering process in 2012, the highest bidder was Türkerler Construction Company with a bid of U.S.$118 million. The contract was signed on July 26, 2013.

Istanbul Anadolu Yakası Elektrik DağıtımA.Ş. operates in the Anatolian side of Istanbul. Following a retendering process in 2012, the highest bidder was EnerjiSA. The contract in the amount of U.S.$1.2 billion was signed on July 31, 2013.

Toroslar Elektrik Dağıtım A.Ş. operates in the provinces of Adana, Gaziantep, Hatay, Mersin, Kilis and Osmaniye. Following a retendering process in 2012, the final tender was concluded on March 15, 2013. The highest bidder was EnerjiSA and the contract in the amount of U.S.$1.7 billion was signed on September 30, 2013.

Boğaziçi Elektrik Dağıtım A.Ş. operates in the European side of Istanbul. Following a retendering process in 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$1.96 billion. The contract was signed on May 28, 2013.

Gediz Elektrik Dağıtım A.Ş. operates in the provinces of İzmir and Manisa (Aegean Region). Following a retendering process in 2012, the highest bidder was Elsan, Tümaş, and Karaçay with a bid of U.S.$1.2 billion. The contract was signed on May 29, 2013.

Akdeniz Elektrik Dağıtım A.Ş. operates in the provinces of Antalya, Burdur and Isparta (West Mediterranean Region). Following a retendering process in 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$546 million. The contract was signed on May 28, 2013.

B) Electric Power Generation

i) Run of the River Hydroelectric Power Plants (“HEPP”)

17 small run-of-the-river power plants with a total installed capacity of 64 MW were tendered under 10 portfolios. The offers were received on October 5, 2012. Final negotiations of these tenders were completed on October 19, 2012. All of the portfolios were privatized for a total of U.S.$194 million.

Fethiye HEPP: Fethiye HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the Transfer of Operating Rights (“TOR”) method. The highest bidder was Kuzey Birlik Enerji ve Sanayi ve Ticaret A.Ş. who offered U.S.$44.9 million. The sales agreement was signed on March 21,2016.

Manavgat HEPP: Manavgat HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Assan Alüminyum ve Sanayi ve Ticaret A.Ş who offered U.S.$131.2 million. The sales agreement was signed on April 4, 2016.

Doğankent, Kürtün and Torun HEPP: Doğankent, Kürtün and Torun HEPP and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was KLK Enerji Üretim A.Ş, established by Kolin İnşaat Turizm San. Ve Tic. A.Ş. who offered U.S.$435.2 million. The sales agreement was signed on April 4, 2016.

Karacaören 1-2 HEPP: Karacaören 1-2 HEPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was Kremna Enerji Üretim A.Ş, established by Gama Enerji A.Ş. who offered U.S.$515.0 million. The sales agreement was signed on June 6, 2016.

Kadıncık 1-2 HEPP: Kadıncık 1-2 HEPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was İC İçtaş, who offered U.S.$864.0 million. The sales agreement was signed on July 7, 2016.

Sanliurfa(Şanlıurfa) HEPP: Sanlıurfa (Şanlıurfa) HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Rönesans Enerji Üretim ve Ticaret A.Ş. who offered U.S.$69.5 million. The sales agreement was signed on March 1, 2017.

Adigüzel and Kemer HEPP: Adigüzel and Kemer HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Bereket Enerji Üretim A.Ş. who offered U.S.$91.2 million. The sales agreement was signed on May 5, 2017.

ii) Coal fired Power Generation Plants

Seyitömer: The tender announcement was made on November 6, 2012. Final negotiations were completed on December 28, 2012. The highest bidder was Çelikler Holding with a bid of U.S.$2.2 billion. The transfer of shares was made on June 17, 2013.

Kangal: The tender announcement was made on November 6, 2012 and final negotiations were completed on February 8, 2013. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş—Siyahkalem Mühendislik İnşaat ve Sanayii Ltd JV. with a bid of U.S.$958 million. The transfer of shares was made on August 14, 2013.

Kemerköy, Yeniköy and Port of Kemerköy: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 18, 2014. The highest bidder was IC İçtaş Enerji Üretim ve Ticaret A.Ş. with a bid of U.S.$2.7 billion. The transfer of shares was made on December 23, 2014.

Çatalağzı: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 29, 2014. The highest bidder was Demir Madencilik Petrol Ürünleri Enerji İnşaat Liman Gemi-Yat Yapım Turizm Nakliyat Sanayi ve Ticaret A.Ş. with a bid of U.S. U.S.$351 million and the second highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş. with a bid of U.S. U.S.$350 million. The highest bidder abandoned the tender, however, and the second highest bidder was invited to proceed with the transfer procedure. The transfer of shares was made on December 22, 2014.

Yatağan: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on June 12, 2014. The highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş. with a bid of U.S.$1.1 billion. The transfer of shares was made on December 12, 2014.

Orhaneli and Tunçbilek: The tender announcements which were made in the second half 2014 expired in the second half 2014. The final negotiations occurred on September 23, 2014. The highest bidder was Çelikler Taahhüt İnşaat ve Sanayi A.Ş. with a bid of U.S.$521 million. The transfer of shares was made on June 22, 2015.

Soma B: The tender announcement which was made in the second half of 2014 expired at the beginning of 2015. The final negotiations occurred on January 13, 2015. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş. with a bid of U.S.$685.5 million. The transfer of shares was made on June 22, 2015.

Çayırhan B: The Coal Mining Area and Power Generation Area owned by EÜAŞ and located in Ankara was privatized under the TOR method. The tender was announced on October 3, 2016 with a pre-qualification and bidding deadline of January 30, 2017. Final negotiations were held on February 6, 2017, and Çelikler-Kalyon-Kolin Joint Venture Group won the tender with a lowest electricity generation bid of U.S.$/Mwh.60.4. A Transfer of Operating Rights Agreement (valid for 35 years) and an Electricity Sales Agreement (valid for 15 years) were signed by EÜAŞ and Çelikler-Kalyon-Kolin Joint Venture Group on July 11, 2017.

C) Oil & Gas Supply, Power Generation and Distribution

i) Natural Gas Fired Power Generation Plants

Hamitabat: The tender announcement was made on August 10, 2012 and final negotiations were completed on March 6, 2013. The highest bidder was Limak Holding A.Ş with a bid of U.S.$105 million. The transfer of shares was made on August 1, 2013.

ii) Başkent Natural Gas Supply

The tendering of 80% shares of Başkent Natural Gas was cancelled as a result of insufficient bid prices obtained from potential investors. Under a law enacted in July of 2012, the remaining 20% of shares of Başkent Natural Gas held by the Municipality of Ankara was also included in retendering process, which was finalized in early 2013. The shares were transferred to Torunlar Gıda for a price of U.S.$1.2 million as of May 31, 2013.

iii) TP Petrol Dağıtım A.S. (TP Petroleum Distribution Company)

The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bidder was Zülfikarlar Holding A.Ş. with a bid of U.S.$490 million. The transfer of shares occurred on April 4, 2017.

Turkiye Halk Bankasi (Halkbank)

In accordance with the authorization provided to Privatization High Council by the Banking Law No. 541, an initial public offering for 24.98% of shares of the Bank occurred on May 2-4, 2007 for U.S.$1.8 billion. A second tranche of shares (23.92%) was sold through Borsa Istanbul in the form of a secondary global offering in November of 2012. The proceeds from the secondary offering totaled U.S.$2.5 billion.

With Law No. 6741 enacted on August 19, 2016, Turkish Sovereign Wealth Fund (“TWF”) and Turkish Sovereign Wealth Fund Management Joint Stock Company (Management Company) were established to contribute to the diversification and depth of capital markets, to utilize publicly owned assets, to facilitate financing from abroad contributing to strategic large-scale investments. Shares of the Bank were transferred to TWF on February 3, 2017.

Milli Piyango (National Lottery)

The privatization process of the National Lottery Administration ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the National Lottery Administration was transferred to TWF on January 6, 2017.

Sea Ports Operated By Turkish State Railways and Marinas

The retendering process of the Derince Port (the first tendering process was cancelled in 2010) concluded on June 5, 2014. The highest bidder was Safi Katı Yakıt Sanayi ve Ticaret A.Ş, with a bid of U.S.$543 million. The transfer of shares occurred on February 25, 2015.

The operations of the Port Authority were transferred to TWF on February 3, 2017 under Privatization High Counsel decision No. 2017/5.

The Port of Salipazari Operated by Turkish Maritime Lines

The port of Salıpazarı, operated by Turkish Maritime Lines, and its vicinity are planned to be converted to a cruiser port. In addition to a cruiser port, the project contemplates construction of shopping centers, boutique hotels, entertainment units and cultural centers. The tender announcement, which was made in 2012, expired on April 30, 2013. The highest bidder was Doğuş Holding with a bid of U.S.$702 million. The contract was signed on February 14, 2014.

Toll Motorways and Bosporus Bridges

Privatization studies of toll motorways, two Bosporus bridges, the beltways of Ankara and İzmir and the service units operated by the Turkish Highways General Directorate are almost complete. The strategy report is ready and various legal modifications have been made. The tender announcement, which was made on August 25, 2011, expired on October 31, 2012. The tender was cancelled as a result of insufficient bid price offers. A new privatization strategy is underway.

Dogusan East Iron Industry Construction Trade Co., Inc.

The Privatization Administration has attempted to sell the shares of Dogusan East Iron Industry Construction Trade Co, Inc. five times. No bids were received in the first and second tenders (2008 and 2009). The third and fourth tenders (2011 and 2012) were canceled as a result of the investors not fulfilling their obligations. The fifth tender, made on June 23, 2016, was cancelled due to inadequacy of the bids. The Privatization Administration will continue its efforts to privatize the company.

Erzurum Palandoken and Konakli Ski Resorts

The ski resorts of Erzurum Palandöken and Konaklı were constructed for the 2011 Universidad Winter Games. These facilities meet international accredited winter sport standards in Turkey, with an elevation of, on average, over 2,000m. These privatization assets are comprised of real property, plant and equipment, skiing slopes, and mechanical installations (lifts, gondola lift, chairlift, and artificial snow plowing). The tender announcement to privatize the resorts was made at beginning of 2015 and expired on July 30, 2015. However, the tender was cancelled due to insufficiency of investor interest. The ownership of the resorts was transferred to the Greater City Municipality of Erzurum with Privatization High Counsel Decision dated July 4, 2016.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2012-2016 period:

Table 52

Extra Budgetary Funds (Million TL)	2012	2013	2014	2015	2016
Revenues	10,997	7,384	8,577	19,378	11,128
Expenditures	4,524	9,990	10,077	8,962	15,309
Surplus (Deficit)	6,473	-2,607	-1,500	10,416	-4,181
Financing	-6,473	2,607	1,500	-10,416	4,181

Source: Ministry of Development

Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2012, total expenditures by local authorities increased 17.01% to TL 51,525 million and the surplus was TL 220 million. In 2013, total expenditures by local authorities increased 23.48% to TL 63,621million. In 2014, total expenditures by local authorities increased 5.18% to TL 66,920 million and the surplus was TL 1,191 million. In 2015, total expenditures by local authorities increased 19.68% to TL 80,095 million and the deficit was TL 1,959 million. In 2016, total expenditures by local authorities expected to increase 22.18% to TL 97,860 million and the deficit was TL 10,357 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 53

Local Authorities (Million TL)	2012	2013	2014	2015	2016(1)
Revenues	51,745	61,328	68,110	78,136	87,503
Expenditures	51,525	63,621	66,920	80,095	97,860
Surplus (Deficit)	220	(2,293)	1,191	(1,959)	(10,357)

(1)	Provisional

Source: Ministry of Development

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 54

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2012	2013	2014	2015	2016(1)
Agriculture	10.7	9.6	8.8	9.0	9.2
Mining	2.2	1.5	1.6	1.7	1.1
Manufacturing	0.8	0.9	0.7	0.7	0.8
Energy	6.0	4.7	5.6	4.6	4.1
Transport and communication	38.1	38.6	37.6	38.5	37.7
Tourism	0.7	0.7	0.5	0.8	0.7
Housing	1.3	1.2	1.0	0.8	0.8
Education	14.2	14.4	16.0	13.0	12.5
Health	5.3	5.0	5.6	5.8	5.7
Other Services	20.8	23.3	22.6	25.0	27.5
Total	100.0	100.0	100.0	100.0	100.0
Total (millions of TL)	60,108	78,165	80,433	95,271	104,499

(1)	Provisional estimate.

Source: Ministry of Development

PUBLIC SECTOR BORROWING REQUIREMENT

In 2012, central government budget deficit was TL 29.4 billion, representing 1.87% of GDP. Total Public Sector Borrowing Requirement (“PSBR”) was realized as 0.88% of GDP in 2012. In 2013, the consolidated budget deficit was TL 18.5 billion, representing 1.02% of GDP. Total PSBR was 0.39% of GDP in 2013. In 2014, the consolidated budget deficit was TL 23.4 billion, representing 1.14% of GDP. Total PSBR was 0.53% of GDP in 2014. In 2015, the consolidated budget deficit was TL 23.5 billion, representing 1.01% of GDP. Total PSBR was 0.03% of GDP in 2015. In 2016, the consolidated budget deficit was TL 29.3 billion, representing 1.13% of GDP. Total PSBR was 1.2% of GDP in 2016. For the 2012-2016 period, subsectors of the public sector other than the central government posted a surplus averaging 0.6% of GDP for that period.

As a result of fiscal policies towards consolidation in general government balances and a growing economy, net debt of the public sector has taken a largely declining path in the last 5 years. The net debt of the public sector was 15.3% in 2012. In 2013, total public debt stock (gross) as a percentage of GDP was 35.9%. The net debt of the public sector declined to 10.9% in 2013. In 2014, total public debt stock (gross) as a percentage of GDP slightly decreased to 31.8%. The net debt of the public sector declined to 9.1% in 2014. In 2015, total public debt stock (gross) as a percentage of GDP declined to 30.9%. The net debt of the public sector declined to 6.9% in 2015. In 2016, total public debt stock (gross) as a percentage of GDP increased to 31.6%. The net debt of the public sector increased to 8.4% in 2016.

The following table sets forth information as to Turkey’s public sector borrowing requirement based on the Medium Term Program 2017-2019 figures adjusted to new GDP data for the years indicated:

Table 55

Public Sector Borrowing Requirement (as a percentage of GDP)	2012	2013	2014	2015	2016(1)
Central Government Budget	1.87	1.02	1.14	1.01	1.13
Local administrations	-0.01	0.13	-0.06	0.08	0.40
Social Security Institutions	0.01	-0.04	-0.06	-0.06	0.00
Unemployment Insurance Fund	-0.49	-0.51	-0.54	-0.50	-0.38
Revolving Funds	-0.04	-0.10	-0.04	0.02	0.03
EBFs	-0.41	0.14	0.07	-0.45	0.17
SOEs	-0.05	-0.25	0.01	-0.07	-0.15
SOEs not under privatization	-0.04	-0.08	0.29	-0.04	-0.19
SOEs under privatization	0.00	-0.17	-0.28	-0.02	0.04
Total	0.88	0.39	0.53	0.03	1.20

(1)	Provisional estimate (Medium Term Program)

Source: Ministry of Development

DEBT

GENERAL

In Turkey, the Undersecretariat of the Treasury (the “Treasury” or “UT”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as zero coupon securities, inflation, revenue indexed securities, foreign exchange-denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately U.S.$409.7 billion at the end of the first quarter of 2016, approximately U.S.$419.3 billion at the end of the second quarter of 2016, approximately U.S.$414.2 billion at the end of the third quarter of 2016 and approximately U.S.$404.9 billion at the end of the fourth quarter of 2016.

The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of April 30, 2017, was U.S.$69.7 billion, U.S.$51.4 billion, U.S.$48.6 billion and U.S.$36.3 billion for 2017 (May-December), 2018, 2019 and 2020, respectively.

Turkey’s central government domestic debt was approximately TL 468.6 billion on December 31, 2016, compared with TL 440.1 billion on December 31, 2015. These numbers represent a 0.7% decrease (from 18.8% in 2015 to 18.1% in 2016) in the ratio of domestic debt to GDP between two years.

Turkey’s gross external debt was approximately U.S.$404.9 billion as of December 31, 2016, compared to U.S.$395.9 billion as of December 31, 2015.

On January 29, 2016, the Republic announced its 2016 financing program. According to the 2016 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL 120.4 billion of debt in 2016, of which approximately TL 94.0 billion is domestic debt and approximately TL 26.5 billion is external debt. The total borrowing target for the Republic in 2016 is approximately TL 96.1 billion of which approximately TL79.9 billion would consist of domestic borrowing and approximately TL 16.3 billion would consist of external borrowings. Other sources of funds in 2016 will consist of cash primary surplus, privatization revenues, the revenues from 2-B land sales, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund, receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL 24.3 billion in total in 2016).

On October 31, 2016, the Treasury published the 2017 financing program based on the 2017-2019 Medium-Term Program projections. According to the financing program, the total amount of debt service in 2017 is projected to be TL 133.1 billion, comprising payments of TL 80.5 billion in principal and TL 52.7 billion in interest. Total domestic debt service is expected to be TL 98.1 billion while total external debt service is expected to be TL 35.0 billion. On the external financing front, the Treasury announced that up to U.S.$6.0 billion equivalent external financing is planned in 2017 through bond and lease certificate issuances in international markets and the total amount of external financing is planned to reach at most U.S.$6.7 billion, with the inclusion of project and program loans from the World Bank, European Investment Bank and other international financial institutions.

In 2015, the Republic’s average external borrowing cost for dollar-denominated issuances was approximately 4.7%.

The EU-defined general government debt to GDP ratio in 2016 was 28.3%, compared to 27.5% in 2015.

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 24.6% at the end of 2012, has progressively declined, to 18.8% as of the end of 2015 and to 18.1% as of the end of 2016.

Several key reforms have been implemented in the area of debt management during the last several years. The share of foreign investors in total domestic debt was realized as 23.2%, 21.5% and 21.5% in 2012, 2013 and 2014 respectively. After 2014, due to global economic conditions the share declined to 17.3% in 2015 and remained 17.3% at the end of 2016.

To further enhance the liquidity of domestic debt, the primary dealership system for government securities has been in place since May 2000, however during the May 2001—September 2002 period, it was suspended due to negative financial conditions. Currently, the primary dealership system for 2016 is in effect. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce rollover risk. The primary dealership system aims to create a liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2016 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased. For this purpose, TL denominated 2, 5 and 10 year fixed rate coupon bonds have been issued on a regular basis in line with international practice since the end of 2011.

In line with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Specifically, the issuance of lease certificates raised U.S.$4.75 billion from the international markets between 2012 -2016 and TL 17.8 billion from the domestic markets between 2012- 2016. In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In July 2016, the Treasury issued a TL denominated lease certificate with a 5-year maturity for the first time since 2012 in the domestic market. Additionally, a CPI-linked TL denominated lease certificate with a 5-year maturity was issued by the Treasury in September 2016.

In March 2016, the Treasury has started to implement regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions are being held every week since March 17th, 2016. In the first place, 4 and 9 year off-the-run fixed coupon bonds are being bought back. Weekly maximum buyback amount is TL 100 million for each security. Through 2016, the Treasury has conducted 78 buy-back auctions and successfully bought back net TL 6.8 billion worth of bonds. While buying back these off-the-run 4 and 9 year benchmark securities, the Treasury has been increasing the supply of on-the-run 5 and 10 year benchmark securities in the primary market.

The average maturity of cash borrowing was 61 months in 2012, 74 months in 2013, 68 months in 2014, 72 months in 2015 and 67 months in 2016. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 8.8%, 7.6%, 9.7%, 9.5% and 10.1% in 2012, 2013, 2014, 2015 and 2016, respectively.

There has also been improvement in the structure of domestic debt stock. The share of fixed interest rate instruments, as a proportion of the total domestic debt, increased to 59.5% in 2016 from 52.2% in 2012. There were no new issuances of non-cash debt securities in 2016. The ratio of non-cash debt securities to total domestic debt was approximately 0.1% at the end of 2016.

The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt.

The following tables show the domestic debt securities auctioned in years 2012-2016:

Treasury Auctions

Table 56

Auctions for zero coupon treasury notes in 2012:

	Auction	Value	Maturity				Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound

January
14 Month G. Bond(427 days)	17.01.2012	18.01.2012	20.03.2013	12.95	11.04	10.94	6,122,636	4,550,251	4,028,470
February
13 Month G. Bond (399 days) (r-o)	13.02.2012	15.02.2012	20.03.2013	10.31	10.99	10.43	3,395,546	3,057,592	2,771,093
April
11 Month G. Bond (329 days) (r-o)	24.04.2012	25.04.2012	20.03.2013	8.94	9.90	9.94	1,557,437	1,016,338	932,896
August
13 Month G. Bond (392 days)	14.08.2012	15.08.2012	11.09.2013	8.72	8.10	8.07	4,712,537	3,197,306	2,940,876
September
12 Month G. Bond (350 days) (r-o)	25.09.2012	26.09.2012	11.09.2013	6.92	7.19	7.21	2,248,195	1.476,214	1,380,713
November
10 Month G. Bond (294 days) (r-o)	20.11.2012	21.11.2012	11.09.2013	4.74	5.87	5.90	2,443,061	1,435,480	1,370,539
2012 TOTAL							20,479,412	14,733,181	13,424,587

Source: UT

Table 57

Auctions for zero coupon treasury notes in 2013:

	Auction	Value	Maturity				Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Date	Date	Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound

January
15 Month G. Bond (448 days)	15.01.2013	16.01.2013	09.04.2014	7.68	6.24	6.20	4,031,774	1,559,912	1,448,656
February
14 Month G. Bond (420 days) (r-o)	12.02.2013	13.02.2013	09.04.2014	6.66	5.77	5.75	2,391,198	1,377,298	1,291,286
March
15 Month G. Bond (455 days) (r-o)	12.03.2013	13.03.2013	11.06.2014	7.19	5.75	5.71	2,300,587	1,728,037	1,612,201
April
14 Month G. Bond (434 days) (r-o)	02.04.2013	03.04.2013	11.06.2014	7.92	6.64	6.60	1,884,112	1,454,837	1,348,065
May
15 Month G. Bond (441 days)	21.05.2013	22.05.2013	06.08.2014	6.18	5.10	5.07	2,080,849	748,685	705,103
June
142 Month G. Bond (413 days) (r-o)	18.06.2013	19.06.2013	06.08.2014	7.71	6.80	6.76	2,589,807	1,406,231	1,305,583
July
12 Month G. Bond (378 days) (r-o)	23.07.2013	24.07.2013	06.08.2014	8.84	8.51	8.50	843,747	482,530	443,347
August
15 Month G. Bond (448 days)	27.08.2013	28.08.2013	19.11.2014	12.42	10.09	9.98	1,609,903	1,374,071	1,222,238
October
13 Month G. Bond (392 days)	22.10.2013	23.10.2013	19.11.2014	8.26	7.67	7.65	1,232,811	664,328	613,626
November
13 Month G. Bond (371 days) (r-o)	12.11.2013	13.11.2013	19.11.2014	9.05	8.88	8.87	1,193,545	1,172,112	1,074,816
2013 TOTAL							20,158,333	11,968,040	11,064,922

Source: UT

Table 58

Auctions for zero coupon treasury notes in 2014:

								Sales Amount (Inc. Switching) (in thousands TL)
		Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
					Term	Simple	Compound

January	14 Month G. Bond (427 days)	21.01.2014	22.01.2014	25.03.2015	12.10	10.31	10.22	1,595,006	1,618,265	1,443,636
February	13 Month G. Bond (399 days) (r-o)	18.02.2014	19.02.2014	25.03.2015	12.33	11.25	11.19	2,424,094	1,254,300	1,116,573
March	16 Month G. Bond (483 days)	18.03.2014	19.03.2014	15.07.2015	15.32	11.55	11.34	1,821,922	718,792	623,286
April	15 Month G. Bond (462 days) (r-o)	08.04.2014	09.04.2014	15.07.2015	12.80	10.09	9.96	1,864,343	1,063,652	942,915
May	14 Month G. Bond (413 days) (r-o)	26.05.2014	28.05.2014	15.07.2015	9.96	8.78	8.72	2,637,550	1,352,005	1,229,588
June	14 Month G. Bond (434 days)	10.06.2014	11.06.2014	19.08.2015	10.06	8.44	8.37	1,660,498	1,059,164	962,337
July	13 Month G. Bond (392 days) (r-o)	22.07.2014	23.07.2014	19.08.2015	9.00	8.36	8.33	1,088,151	856,475	785,732
August	12 Month G. Bond (371 days) (r-o)	12.08.2014	13.08.2014	19.08.2015	9.75	9.56	9.55	1,492,025	1,170,861	1,066,886
September	14 Month G. Bond (427 days)	16.09.2014	17.09.2014	18.11.2015	10.91	9.30	9.22	2,458,774	1,665,167	1,501,432
October	13 Month G. Bond (392 days) (r-o)	21.10.2014	22.10.2014	18.11.2015	9.51	8.83	8.80	1,893,339	1,075,862	982,422
December	12 Month G. Bond (364 days)	16.12.2014	17.12.2014	16.12.2015	8.81	8.81	8.81	1,484,183	1,186,146	1,090,081
2014 Total								20,419,885	13,020,689	11,744,888

Source: UT

Table 59

Auctions for zero coupon treasury notes in 2015:

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound

11 Month G. Bond (336 days) (r-o)	13.01.2015	14.01.2015	16.12.2015	7.16	7.75	7.77	1,783,801	1,045,661	975,832
14 Month G. Bond (420 days)	17.02.2015	18.02.2015	13.04.2016	9.74	8.44	8.39	1,017,201	991,947	903,902
14 Month G. Bond (427 days)	07.04.2015	08.04.2015	08.06.2016	10.68	9.10	9.03	804,330	833,978	753,532
7 Month T. Bill (210 days) (r-o)	18.05.2015	20.05.2015	16.12.2015	5.59	9.69	9.88	955,095	898,916	851,346
6 Month G. Bond (182 days) (r-o)	16.06.2015	17.06.2015	16.12.2015	4.93	9.85	10.10	292,387	801,527	763,887
12 Month G. Bond (364 days)	18.08.2015	19.08.2015	17.08.2016	11.02	11.02	11.02	468,436	852,884	768,219
14 Month G. Bond (434 days)	06.10.2015	07.10.2015	14.12.2016	13.36	11.21	11.09	785,253	793,730	700,157
13 Month G. Bond (392 days) (r-o)	17.11.2015	18.11.2015	14.12.2016	11.15	10.36	10.32	590,853	654,259	588,604
2015 Total							6,697,357	6,872,902	6,305,478

Source: UT

Table 60

Auctions for zero coupon treasury notes in 2016:

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound

11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759.225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108.809	1,016,148
13 Month G. Bond (378 days)	03.05.2016	04.05.2016	17.05.2017	9.74	9.38	9.36	1,250,848	1,079.340	983,526
10 Month T. Bill (301 days) (r-o)	19.07.2016	20.07.2016	17.05.2017	7.53	9.11	9.18	1,591,263	1,101.861	1,024,696
12 Month G. Bond (364 days) (r-o)	20.09.2016	21.09.2016	20.09.2017	8.63	8.63	8.63	3,003,523	1,566.912	1,442,388
12 Month G. Bond (364 days)	22.11.2016	23.11.2016	22.11.2017	9.94	9.94	9.94	681,605	1,004.436	913,605
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759.225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108.809	1,016,148
2016 Total							9,460,526	7,620.584	6,978,756

Source: UT

Table 61

2012 Sales - Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	22.02.2012	19.02.2014	2 years	109.2
October
Lease Certificate - TL	Semiannually couponed	03.10.2012	01.10.2014	2 years	1,624.5

(1)	Million TL
(2)	There were no tap sales and public offers in 2012.

Source: UT

Table 62

2013 Sales – Direct Sales(1)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2013	18.02.2015	2 years	1,515.3
August
Lease Certificate - TL	Semiannually couponed	20.08.2013	19.08.2015	2 years	1,817.3

(1)	Million TL

Source: UT

Table 63

2014 Sales - Direct Sales (1)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2014	17.02.2016	2 years	1,332.8
August
Lease Certificate - TL	Semiannually couponed	01.10.2014	28.09.2016	2 years	1,839.9

(1)	Million TL

Source: UT

Table 64

2015 Sales - Direct Sales (1)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	18.02.2015	15.02.2017	2 years	1,801.5
August
Lease Certificate - TL	Semiannually couponed	19.08.2015	16.08.2017	2 years	1,588.8

(1)	Million TL

Source: UT

Table 65

2016 Sales - Direct Sales (1)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	17.02.2016	14.02.2018	2 years	1,900,352
July
Lease Certificate - TL	Semiannually couponed	20.07.2016	14.07.2021	5 years	907,500
September
Lease Certificate - TL	Semiannually couponed	28.09.2016	26.09.2018	2 years	1,102,839
September
Lease Certificate - TL - CPI Indexed	Semiannually couponed	28.09.2016	22.09.2021	5 years	1,066,565
November
Lease Certificate - TL	Semiannually couponed	23.11.2016	21.11.2018	2 years	1,285,000

(1)	Million TL

Source: UT

Table 66

Fixed Coupon TL Denominated Treasury Auctions in 2012

							Sales Amount (Inc. Switching) (thousand TL)
	Auction Date	Value Date	Maturity Date
				Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

4 Year Semi Annual Couponed G. Bond	23.01.2012	25.01.2012	27.01.2016	5.16%	10.31%	10.58%	2,684,748	3,669,138	3,672,508
2 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	04.12.2013	5.01%	10.03%	10.28%	3,171,568	4,852,016	4,913,786
10 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	12.01.2022	4.76%	9.51%	9.74%	1,135,974	1,378,400	1,377,294
4 Year Semi Annual Couponed G. Bond	13.02.2012	15.02.2012	27.01.2016	4.65%	9.3%	9.52%	3,263,429	2,250,666	2,236,268
2 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	04.12.2013	4.52%	9.03%	9.24%	1,868,460	3,032,850	3,138,366
10 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	12.01.2022	4.7%	9.4%	9.63%	2,098,227	1,575,169	1,593,209
10 Year Semi Annual Couponed G. Bond	05.03.2012	07.03.2012	12.01.2022	4.74%	9.48%	9.70%	2,383,488	2,457,599	2,487,189
2 Year Semi Annual Couponed G. Bond	06.03.2012	07.03.2012	05.03.2014	4.6%	9.19%	9.41%	2,498,436	2,784,542	2,774,850
5 Year Semi Annual Couponed G. Bond	13.03.2012	14.03.2012	08.03.2017	4.67%	9.34%	9.56%	3,438,821	2,338,611	2,307,232
5 Year Semi Annual Couponed G. Bond	17.04.2012	18.04.2012	08.03.2017	4.65%	9.31%	9.53%	2,258,706	2,855,702	2,845,882
2 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	05.03.2014	4.64%	9.27%	9.49%	1,651,009	1,849,226	1,862,817
10 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	12.01.2022	4.74%	9.48%	9.7%	2,298,361	3,686,085	3,778,020
2 Year Semi Annual Couponed G. Bond	08.05.2012	09.05.2012	05.03.2014	4.62%	9.25%	9.46%	1,955,614	1,157,164	1,170,207
2 Year Semi Annual Couponed G. Bond	19.06.2012	20.06.2012	05.03.2014	4.45%	8.9%	9.10%	1,544,364	1,827,830	1,877,617
2 Year Semi Annual Couponed G. Bond	10.07.2012	11.07.2012	05.03.2014	3.92%	7.85%	8.00%	3,864,358	4,420,856	4,635,455
5 Year Semi Annual Couponed G. Bond	06.08.2012	08.08.2012	08.03.2017	3.89%	7.78%	7.93%	1,852,276	2.792.996	3,023,670
2 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	05.03.2014	3.76%	7.52%	7.66%	2,204,591	3,505,933	3,714,745
9 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	12.01.2022	4.05%	8.11%	8.27%	1,116,486	1,488,279	1,628,489
10 Year Semi Annual Couponed G. Bond	24.09.2012	26.09.2012	14.09.2022	4.22%	8.44%	8.61%	3,688,255	3,113,146	3,126,596
2 Year Semi Annual Couponed G. Bond	25.09.2012	26.09.2012	24.09.2014	3.71%	7.42%	7.56%	6,145,842	3,937,635	3,943,108
2 Year Semi Annual Couponed G. Bond	16.10.2012	17.10.2012	24.09.2014	3.69%	7.38%	7.51%	7,533,940	2,591,803	2,608,522
4 Year Semi Annual Couponed G. Bond	05.11.2012	07.11.2012	08.03.2017	3.62%	7.23%	7.36%	3,251,590	2,045,050	2,205,895
2 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	24.09.2014	3.39%	6.78%	6.9%	3,904,354	2,496,681	2,549,305
10 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	14.09.2022	3.8%	7.6%	7.74%	3,070,361	3,138,319	3,362,677
2 Year Semi Annual Couponed G. Bond	11.12.2012	12.12.2012	24.09.2014	2.84%	5.69%	5.77%	1,574,684	1,096,764	1,147,344

Source: UT

Table 67

Fixed Coupon TL Denominated Treasury Auctions in 2013

							Sales Amount (in thousands TL)
	Auction	Value	Maturity
	Date	Date	Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

4 Year Semi Annual Couponed G. Bond	07.01.2013	09.01.2013	08.03.2017	3.26%	6.51%	6.62%	12,107,026	2,847,522	3,185,836
2 Year Semi Annual Couponed G. Bond	08.01.2013	09.01.2013	07.01.2015	3.00%	6.01%	6.10%	8,921,472	2,472,642	2,495,343
10 Year Semi Annual Couponed G. Bond	08.01.2013	09.01.2013	14.09.2022	3.32%	6.64%	6.75%	4,219,822	2,369,317	2,739,671
5 Year Semi Annual Couponed G. Bond	18.02.2013	20.02.2013	14.02.2018	3.10%	6.20%	6.30%	4,970,686	3,029,977	3,042,218
2 Year Semi Annual Couponed G. Bond	19.02.2013	20.02.2013	07.01.2015	2.84%	5.68%	5.76%	1,470,376	2,305,581	2,356,122
10 Year Semi Annual Couponed G. Bond	19.02.2013	20.02.2013	14.09.2022	3.37%	6.73%	6.84%	2,616,247	2,150,183	2,489,519
5 Year Semi Annual Couponed G. Bond	18.03.2013	20.03.2013	14.02.2018	3.22%	6.44%	6.54%	2,182,819	1,366,346	1,364,846
2 Year Semi Annual Couponed G. Bond	19.03.2013	20.03.2013	07.01.2015	3.04%	6.08%	6.17%	1,640,006	1,651,601	1,683,740
10 Year Semi Annual Couponed G. Bond	19.03.2013	20.03.2013	08.03.2023	3.55%	7.11%	7.23%	3,190,045	2,195,594	2,194,781
10 Year Semi Annual Couponed G. Bond	02.04.2013	03.04.2013	08.03.2023	3.57%	7.14%	7.27%	3,671,610	2,606,486	2,605,803
5 Year Semi Annual Couponed G. Bond	08.04.2013	10.04.2013	14.02.2018	3.14%	6.28%	6.38%	5,824,514	3,451,955	3,484,031
2 Year Semi Annual Couponed G. Bond	09.04.2013	10.04.2013	07.01.2015	2.94%	5.89%	5.97%	2,547,717	2,060,588	2,114,534
5 Year Semi Annual Couponed G. Bond	13.05.2013	15.05.2013	14.02.2018	2.92%	5.84%	5.93%	6,186,267	4,969,831	5,135,214
2 Year Semi Annual Couponed G. Bond	14.05.2013	15.05.2013	13.05.2015	2.48%	4.95%	5.01%	2,784,232	2,691,830	2,694,272
10 Year Semi Annual Couponed G. Bond	14.05.2013	15.05.2013	08.03.2023	3.09%	6.18%	6.27%	1,743,859	1,576,432	1,699,500
5 Year Semi Annual Couponed G. Bond	24.06.2013	26.06.2013	20.06.2018	4.37%	8.74%	8.93%	1,557,182	2,472,981	2,429,454
2 Year Semi Annual Couponed G. Bond	25.06.2013	26.06.2013	13.05.2015	3.98%	7.96%	8.12%	1,644,374	1,650,631	1,576,003
10 Year Semi Annual Couponed G. Bond	25.06.2013	26.06.2013	08.03.2023	4.30%	8.59%	8.78%	1,868,424	2,986,213	2,752,540
5 Year Semi Annual Couponed G. Bond	15.07.2013	17.07.2013	20.06.2018	4.46%	8.92%	9.12%	2,730,796	3,724,961	3,651,210
2 Year Semi Annual Couponed G. Bond	16.07.2013	17.07.2013	13.05.2015	4.40%	8.79%	8.99%	1,678,619	1,844,745	1,744,726
10 Year Semi Annual Couponed G. Bond	16.07.2013	17.07.2013	08.03.2023	4.42%	8.84%	9.03%	2,714,034	3,108,461	2,833,458
5 Year Semi Annual Couponed G. Bond	12.08.2013	14.08.2013	20.06.2018	4.42%	8.85%	9.04%	1,064,871	1,543,404	1,527,460
2 Year Semi Annual Couponed G. Bond	13.08.2013	14.08.2013	13.05.2015	4.41%	8.83%	9.02%	1,023,076	1,559,495	1,483,940
10 Year Semi Annual Couponed G. Bond	13.08.2013	14.08.2013	08.03.2023	4.52%	9.04%	9.24%	1,458,460	1,841,138	1,668,236
5 Year Semi Annual Couponed G. Bond	09.09.2013	11.09.2013	20.06.2018	4.73%	9.47%	9.69%	1,287,337	2,365,970	2,302,702
2 Year Semi Annual Couponed G. Bond	10.09.2013	11.09.2013	13.05.2015	4.65%	9.30%	9.52%	1,006,572	1,503,285	1,429,564
10 Year Semi Annual Couponed G. Bond	10.09.2013	11.09.2013	08.03.2023	4.90%	9.81%	10.05%	1,543,849	2,670,990	2,321,037
5 Year Semi Annual Couponed G. Bond	07.10.2013	09.10.2013	20.06.2018	4.37%	8.74%	8.93%	6,245,914	2,980,607	3,002,038

							Sales Amount (in thousands TL)
	Auction	Value	Maturity
	Date	Date	Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

2 Year Semi Annual Couponed G. Bond	08.10.2013	09.10.2013	07.10.2015	3.89%	7.78%	7.93%	3,899,795	2,216,104	2,237,050
10 Year Semi Annual Couponed G. Bond	08.10.2013	09.10.2013	27.09.2023	4.32%	8.64%	8.82%	3,957,828	1,714,775	1,733,329
5 Year Semi Annual Couponed G. Bond	18.11.2013	20.11.2013	14.11.2018	4.29%	8.57%	8.76%	2,368,607	2,108,567	2,127,646
2 Year Semi Annual Couponed G. Bond	19.11.2013	20.11.2013	07.10.2015	4.26%	8.52%	8.71%	3,260,167	1,598,459	1,607,424
10 Year Semi Annual Couponed G. Bond	19.11.2013	20.11.2013	27.09.2023	4.44%	8.89%	9.08%	1,315,370	1,866,724	1,874,975
5 Year Semi Annual Couponed G. Bond	02.12.2013	04.12.2013	14.11.2018	4.49%	8.97%	9.17%	1,971,199	2,088,728	2,081,457
2 Year Semi Annual Couponed G. Bond	03.12.2013	04.12.2013	07.10.2015	4.46%	8.92%	9.12%	1,322,813	1,777,588	1,781,482
10 Year Semi Annual Couponed G. Bond	03.12.2013	04.12.2013	27.09.2023	4.63%	9.26%	9.47%	1,220,750	1,428,346	1,405,679
Total							109,216,737	82,798,056	82,856,838

Source: UT

Table 68

Fixed Coupon TL Denominated Treasury Auctions in 2014

							Sales Amount (Inc. Switching) (in thousands TL)
			Maturity
	Auction Date	Value Date	Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

5 Year Semi Annual Couponed G. Bond (1750 days) (r-o)	27.01.2014	29.01.2014	14.11.2018	5.48%	10.95%	11.25%	1,719,472	3,234,752	3,033,615
2 Year Semi Annual Couponed G. Bond (616 days) (r-o)	28.01.2014	29.01.2014	07.10.2015	5.36%	10.73%	11.01%	3,499,565	1,574,321	1,556,408
10 Year Semi Annual Couponed G. Bond (3528 days) (r-o)	28.01.2014	29.01.2014	27.09.2023	5.09%	10.17%	10.43%	1,564,036	2,284,829	2,155,806
5 Year Semi Annual Couponed G.Bond (1722 days) (r-o)	24.02.2014	26.02.2014	14.11.2018	5.23%	10.46%	10.74%	4,907,110	2,778,831	2,674,933
2 Year Semi Annual Couponed G.Bond (728 days)	25.02.2014	26.02.2014	24.02.2016	5.44%	10.88%	11.18%	1,727,495	1,585,199	1,580,077
10 Year Semi Annual Couponed G.Bond (3500 days) (r-o)	25.02.2014	26.02.2014	27.09.2023	5.17%	10.34%	10.61%	2,025,947	2,147,660	2,021,292
5 Year Semi Annual Couponed G.Bond (1715 days) (r-o)	03.03.2014	05.03.2014	14.11.2018	5.36%	10.73%	11.01%	2,381,819	3,949,259	3,772,606
2 Year Semi Annual Couponed G.Bond (721 days) (r-o)	04.03.2014	05.03.2014	24.02.2016	5.51%	11.03%	11.33%	3,476,601	3,397,364	3,384,726
10 Year Semi Annual Couponed G.Bond (3493 days) (r-o)	04.03.2014	05.03.2014	27.09.2023	5.27%	10.54%	10.81%	2,570,935	3,492,565	3,255,595
5 Year Semi Annual Couponed G.Bond (1820 days)	31.03.2014	02.04.2014	27.03.2019	5.11%	10.22%	10.48%	2,341,922	2,545,461	2,563,172
2 Year Semi Annual Couponed G.Bond (693 days) (r-o)	01.04.2014	02.04.2014	24.02.2016	5.21%	10.42%	10.69%	2,700,735	1,882,281	1,910,232

							Sales Amount (Inc. Switching) (in thousands TL)
			Maturity
	Auction Date	Value Date	Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

10 Year Semi Annual Couponed G.Bond (3640 days)	01.04.2014	02.04.2014	20.03.2024	5.04%	10.09%	10.34%	1,800,069	2,086,343	2,126,795
2 Year Semi Annual Couponed G.Bond (644 days) (r-o)	20.05.2014	21.05.2014	24.02.2016	4.52%	9.04%	9.24%	3,592,848	1,506,130	1,582,913
5 Year Semi Annual Couponed G.Bond (1771 days) (r-o)	20.05.2014	21.05.2014	27.03.2019	4.55%	9.10%	9.31%	4,492,196	3,045,026	3,239,845
10 Year Semi Annual Couponed G.Bond (3584 days) (r-o)	27.05.2014	28.05.2014	20.03.2024	4.48%	8.96%	9.16%	2,878,952	1,798,556	1,993,684
5 Year Semi Annual Couponed G.Bond (1757 days) (r-o)	02.06.2014	04.06.2014	27.03.2019	4.20%	8.40%	8.57%	3,603,531	2,345,573	2,570,443
2 Year Semi Annual Couponed G.Bond (630 days) (r-o)	03.06.2014	04.06.2014	24.02.2016	4.15%	8.29%	8.47%	4,432,319	1,932,148	2,060,814
10 Year Semi Annual Couponed G.Bond (3577 days) (r-o)	03.06.2014	04.06.2014	20.03.2024	4.45%	8.89%	9.09%	2,519,330	2,001,534	2,231,711
5 Year Semi Annual Couponed G.Bond (1820 days)	14.07.2014	16.07.2014	10.07.2019	4.22%	8.45%	8.62%	3,683,655	2,825,867	2,831,936
2 Year Semi Annual Couponed G.Bond (728 days)	15.07.2014	16.07.2014	13.07.2016	4.03%	8.07%	8.23%	3,331,675	2,234,374	2,239,735
10 Year Semi Annual Couponed G.Bond (3535 days) (r-o)	15.07.2014	16.07.2014	20.03.2024	4.39%	8.78%	8.97%	3,737,063	1,699,556	1,927,517
5 Year Semi Annual Couponed G.Bond (1799 days) (r-o)	04.08.2014	06.08.2014	10.07.2019	4.45%	8.90%	9.10%	2,215,188	2,204,433	2,179,987
2 Year Semi Annual Couponed G.Bond (707 days) (r-o)	05.08.2014	06.08.2014	13.07.2016	4.46%	8.92%	9.12%	3,092,597	1,888,901	1,873,827
10 Year Semi Annual Couponed G.Bond (3640 days)	05.08.2014	06.08.2014	24.07.2024	4.58%	9.15%	9.36%	3,524,723	1,897,394	1,878,479
5 Year Semi Annual Couponed G.Bond (1750 days) (r-o)	22.09.2014	24.09.2014	10.07.2019	4.56%	9.13%	9.33%	3,192,639	2,920,906	2,898,119
2 Year Semi Annual Couponed G.Bond (658 days) (r-o)	23.09.2014	24.09.2014	13.07.2016	4.55%	9.10%	9.31%	1,446,558	1,563,773	1,565,011
10 Year Semi Annual Couponed G.Bond (3591 days) (r-o)	23.09.2014	24.09.2014	24.07.2024	4.64%	9.27%	9.49%	2,824,086	2,556,272	2,542,647
5 Year Semi Annual Couponed G.Bond (1743 days) (r-o)	29.09.2014	01.10.2014	10.07.2019	4.84%	9.69%	9.92%	1,932,792	2,224,371	2,164,534
2 Year Semi Annual Couponed G.Bond (651 days) (r-o)	30.09.2014	01.10.2014	13.07.2016	4.88%	9.77%	10.01%	2,498,686	1,707,002	1,693,275
10 Year Semi Annual Couponed G.Bond (3584 days) (r-o)	30.09.2014	01.10.2014	24.07.2024	4.86%	9.71%	9.95%	2,720,386	2,005,048	1,942,850
5 Year Semi Annual Couponed G.Bond (1694 days) (r-o)	17.11.2014	19.11.2014	10.07.2019	4.05%	8.10%	8.26%	2,480,936	2,253,310	2,353,604
2 Year Semi Annual Couponed G.Bond (728 days)	18.11.2014	19.11.2014	16.11.2016	3.94%	7.88%	8.04%	1,673,743	1,251,227	1,258,458
10 Year Semi Annual Couponed G.Bond (3535 days) (r-o)	18.11.2014	19.11.2014	24.07.2024	4.14%	8.27%	8.44%	2,264,757	1,910,229	2,051,050
Total							92,854,367	74,730,493	75,115,696

Source: UT

Table 69

Fixed Coupon TL Denominated Treasury Auctions in 2015

							Sales Amount (Inc. Switching)
			Maturity				(in thousands TL)
	Auction Date	Value Date	Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

5 Year Semi Annual Couponed G.Bond (1645 days) (r-o)	05.01.2015	07.01.2015	10.07.2019	3.89	7.79	7.94	3,418,311	3,242,035	3,460,832
2 Year Semi Annual Couponed G.Bond (679 days) (r-o)	06.01.2015	07.01.2015	16.11.2016	3.81	7.61	7.76	2,175,274	1,297,205	1,324,345
10 Year Semi Annual Couponed G.Bond (3486 days) (r-o)	06.01.2015	07.01.2015	24.07.2024	3.79	7.58	7.73	1,767,007	1,829,094	2,072,604
5 Year Semi Annual Couponed G.Bond (1820 days) (r-o)	09.02.2015	11.02.2015	05.02.2020	3.92	7.83	7.99	2,882,031	3,086,934	3,032,453
2 Year Semi Annual Couponed G.Bond (644 days) (r-o)	10.02.2015	11.02.2015	16.11.2016	4.09	8.17	8.34	1,574,628	1,742,392	1,775,808
10 Year Semi Annual Couponed G.Bond (3451 days) (r-o)	10.02.2015	11.02.2015	24.07.2024	3.88	7.76	7.91	2,843,008	2,474,786	2,682,600
5 Year Semi Annual Couponed G.Bond (1778 days) (r-o)	24.03.2015	25.03.2015	05.02.2020	4.04	8.08	8.25	1,724,029	2,485,053	2,438,381
10 Year Semi Annual Couponed G.Bond (3640 days)	24.03.2015	25.03.2015	12.03.2025	3.99	7.98	8.14	1,632,737	2,055,377	2,058,089
5 Year Semi Annual Couponed G.Bond (1743 days) (r-o)	27.04.2015	29.04.2015	05.02.2020	4.86	9.72	9.95	1,639,553	3,017,451	2,801,132
5 Year Semi Annual Couponed G.Bond (1820 days)	28.04.2015	29.04.2015	16.11.2016	4.86	9.71	9.95	3,408,691	1,761,056	1,787,051
2 Year Semi Annual Couponed G.Bond (567 days) (r-o)	28.04.2015	29.04.2015	12.03.2025	4.61	9.21	9.43	3,200,431	2,603,636	2,420,945
5 Year Semi Annual Couponed G.Bond (1729 days) (r-o)	11.05.2015	13.05.2015	05.02.2020	4.69	9.39	9.61	3,856,104	2,424,429	2,287,375
2 Year Semi Annual Couponed G.Bond (553 days) (r-o)	12.05.2015	13.05.2015	16.11.2016	4.82	9.65	9.88	1,028,303	1,800,046	1,834,894
10 Year Semi Annual Couponed G.Bond (3591 days) (r-o)	12.05.2015	13.05.2015	12.03.2025	4.54	9.08	9.28	1,010,529	1,691,216	1,592,144
5 Year Semi Annual Couponed G.Bond (1694 days) (r-o)	15.06.2015	17.06.2015	05.02.2020	4.78	9.55	9.78	2,053,046	2,430,062	2,299,159
2 Year Semi Annual Couponed G.Bond (728 days)	16.06.2015	17.06.2015	14.06.2017	4.94	9.89	10.13	507,207	1,590,555	1,582,379
10 Year Semi Annual Couponed G.Bond (3556 days) (r-o)	16.06.2015	17.06.2015	12.03.2025	4.73	9.45	9.67	1,650,043	2,647,097	2,453,780
5 Year Semi Annual Couponed G.Bond (1820 days)	13.07.2015	15.07.2015	08.07.2020	4.75	9.51	9.73	1,968,038	2,446,643	2,436,464
2 Year Semi Annual Couponed G.Bond (700 days) (r-o)	14.07.2015	15.07.2015	14.06.2017	4.76	9.52	9.75	1,364,036	1,704,277	1,718,815
10 Year Semi Annual Couponed G.Bond (3528 days) (r-o)	14.07.2015	15.07.2015	12.03.2025	4.63	9.26	9.47	3,040,130	2,791,468	2,638,548
5 Year Semi Annual Couponed G.Bond (1785 days) (r-o)	18.08.2015	19.08.2015	08.07.2020	5.11	10.21	10.47	1,527,335	2,873,936	2,811,109
5 Year Semi Annual Couponed G.Bond (1757 days) (r-o)	15.09.2015	16.09.2015	08.07.2020	5.51	11.03	11.33	1,813,731	2,256,184	2,157,635
2 Year Semi Annual Couponed G.Bond (1736 days) (r-o)	05.10.2015	07.10.2015	08.07.2020	5.29	10.59	10.87	3,519,798	2,274,008	2,223,568
2 Year Semi Annual Couponed G.Bond (616 days) (r-o)	06.10.2015	07.10.2015	14.06.2017	5.35	10.70	10.98	1,597,287	1,195,421	1,210,577
10 Year Semi Annual Couponed G.Bond (3444 days) (r-o)	06.10.2015	07.10.2015	12.03.2025	5.14	10.27	10.54	1,974,060	1,682,603	1,459,588
2 Year Semi Annual Couponed G.Bond (574 days) (r-o)	16.11.2015	18.11.2015	14.06.2017	5.05	10.10	10.36	1,482,631	1,295,035	1,338,200
5 Year Semi Annual Couponed G.Bond (1694 days) (r-o)	17.11.2015	18.11.2015	08.07.2020	4.96	9.92	10.17	3,212,629	1,853,482	1,877,800
5 Year Semi Annual Couponed G.Bond (1666 days) (r-o)	15.12.2015	16.12.2015	08.07.2020	5.38	10.76	11.05	900,000	2,277,853	2,258,287
10 Year Semi Annual Couponed G.Bond (3374 days) (r-o)	15.12.2015	16.12.2015	12.03.2025	5.26	10.52	10.79	886,913	2,069,881	1,803,713
Total							59,657,524	62,899,216	61,838,274

Source: UT

Table 70

Fixed Coupon TL Denominated Treasury Auctions in 2016

							Sales Amount (Inc. Switching)
			Maturity				(in thousands TL)
	Auction Date	Value Date	Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

5 Year Semi Annual Coupon G. Bond (1624 days) (r-o)	25.01.2016	27.01.2016	08.07.2020	5.36	10.72	11.00	3,153,857	3,109,626	2,978,433
2 Year Semi Annual Coupon G. Bond (504 days) (r-o)	26.01.2016	27.01.2016	14.06.2017	5.49	10.98	11.28	1,770,972	2,421,126	2,405,463
10 Year Semi Annual Coupon G. Bond (3332 days) (r-o)	26.01.2016	27.01.2016	12.03.2025	5.43	10.86	11.15	1,672,984	3,327,177	2,875,382
5 Year Semi Annual Coupon G. Bond (1820 days)	22.02.2016	24.02.2016	17.02.2021	5.31	10.63	10.91	3,440,387	2,597,133	2,604,426
2 Year Semi Annual Coupon G. Bond (476 days) (r-o)	23.02.2016	24.02.2016	14.06.2017	5.45	10.90	11.20	1,834,872	1,668,215	1,672,750
10 Year Semi Annual Coupon G. Bond (3640 days)	23.02.2016	24.02.2016	11.02.2026	5.24	10.48	10.76	3,172,090	2,398,761	2,416,057
10 Year Semi Annual Coupon G. Bond (3619 days) (r-o)	15.03.2016	16.03.2016	11.02.2026	4.96	9.93	10.17	1,854,795	1,745,301	1,828,782
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	22.03.2016	23.03.2016	17.02.2021	4.93	9.86	10.10	2,832,156	2,820,754	2,934,241
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	12.04.2016	13.04.2016	17.02.2021	4.67	9.34	9.56	3,353,776	3,073,524	3,277,388
10 Year Semi Annual Coupon G. Bond (3570 days) (r-o)	03.05.2016	04.05.2016	11.02.2026	4.56	9.13	9.33	1,452,208	2,380,937	2,653,245
5 Year Semi Annual Coupon G. Bond (1736 days) (r-o)	17.05.2016	18.05.2016	17.02.2021	4.89	9.78	10.02	3,328,444	2,600,396	2,753,487
5 Year Semi Annual Coupon G. Bond (1715 days) (r-o)	07.06.2016	08.06.2016	17.02.2021	4.56	9.11	9.32	2,659,456	2,500,337	2,726,091
2 Year Semi Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032
10 Year Semi Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972
5 Year Semi Annual Coupon G. Bond (1680 days) (r-o)	12.07.2016	13.07.2016	17.02.2021	4.41	8.83	9.02	1,700,446	1,943,887	2,159,117
10 Year Semi Annual Coupon G. Bond (3465 days) (r-o)	16.08.2016	17.08.2016	11.02.2026	4.75	9.50	9.72	2,160,075	1,893,183	2,118,377
5 Year Semi Annual Coupon G. Bond (1638 days) (r-o)	23.08.2016	24.08.2016	17.02.2021	4.75	9.50	9.73	3,893,975	2,677,756	2,793,116
2 Year Semi Annual Coupon G. Bond (651 days) (r-o)	26.09.2016	28.09.2016	11.07.2018	4.40	8.79	8.98	2,669,474	2,070,085	2,104,672
10 Year Semi Annual Coupon G. Bond (3423 days) (r-o)	26.09.2016	28.09.2016	11.02.2026	4.85	9.71	9.94	3,831,020	2,227,311	2,370,395
5 Year Semi Annual Coupon G. Bond (1820 days)	27.09.2016	28.09.2016	22.09.2021	4.54	9.08	9.28	4,181,463	3,062,597	3,077,416
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	25.10.2016	26.10.2016	22.09.2021	4.72	9.44	9.66	2,953,122	2,612,529	2,606,775
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	14.11.2016	16.11.2016	11.07.2018	4.94	9.88	10.13	1,051,394	1,684,875	1,705,497
10 Year Semi Annual Coupon G. Bond (3374 days) (r-o)	14.11.2016	16.11.2016	11.02.2026	5.40	10.79	11.08	2,194,851	2,553,848	2,587,199
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	15.11.2016	16.11.2016	22.09.2021	5.32	10.64	10.92	2,998,205	3,326,461	3,188,682
5 Year Semi Annual Coupon G. Bond (1743 days) (r-o)	12.12.2016	14.12.2016	22.09.2021	5.60	11.20	11.51	1,262,134	1,730,572	1,638,145
2 Year Semi Annual Coupon G. Bond (574 days) (r-o)	13.12.2016	14.12.2016	11.07.2018	5.46	10.91	11.21	1,462,574	1,804,547	1,814,292
10 Year Semi Annual Coupon G. Bond (3346 days) (r-o)	13.12.2016	14.12.2016	11.02.2026	5.62	11.24	11.55	1,609,064	1,626,380	1,620,380
2 Year Semi Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032
10 Year Semi Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972
Total							67,032,226	64,530,709	66,032,811

Source: UT

Table 71

Floating Rate Note Auctions of 2012

	Auction	Value	Maturity				Sales Amount (Inc. Switching) (thousand TL)
	Date	Date	Date	Average Interest Rate			Nominal
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Bid Amount	Nominal	Net

7 Year Quarterly Couponed G. Bond	17.01.2012	18.01.2012	24.01.2018	5.07%	10.15%	10.41%	4,042,410	923,036	887,220

Source: UT

Table 72

Floating Rate Note Auctions of 2013

	Auction	Value	Maturity				Sales Amount (in thousands TL)
	Date	Date	Date	Average Interest Rate			Nominal
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Bid Amount	Nominal	Net

7 Year FRN G.Bond	18.03.2013	20.03.2013	11.03.2020	3.40%	6.81%	6.93%	4,278,710	2,894,287	2,842,474
7 Year FRN G.Bond	01.04.2013	03.04.2013	11.03.2020	3.44%	6.88%	7.00%	3,223,300	2,791,547	2,736,976
7 Year FRN G.Bond	13.05.2013	15.05.2013	11.03.2020	3.46%	6.93%	7.05%	1,118,500	2,050,222	2,021,191
7 Year FRN G.Bond	25.06.2013	26.06.2013	11.03.2020	3.76%	7.53%	7.67%	1,655,741	2,956,656	2,846,670
7 Year FRN G.Bond	27.08.2013	28.08.2013	11.03.2020	3.95%	7.91%	8.06%	2,052,200	2,322,954	2,222,229
7 Year FRN G.Bond	08.10.2013	09.10.2013	11.03.2020	4.03%	8.06%	8.22%	3,720,200	2,183,360	2,086,021
7 Year FRN G.Bond	19.11.2013	20.11.2013	11.11.2020	4.25%	8.51%	8.69%	5,017,618	2,501,808	2,456,348
7 Year FRN G.Bond	02.12.2013	04.12.2013	11.11.2020	4.29%	8.58%	8.77%	3,189,400	2,515,122	2,468,013
Total							24,255,669	20,215,957	19,679,923

Source: UT

Table 73

Floating Rate Note Auctions of 2014

							Sales Amount (Inc. Switching)
			Maturity				(in thousands TL)
	Auction Date	Value Date	Date	Average Interest Rate			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount

7 Year FRN G.Bond (2450 days) (r-o)	24.02.2014	26.02.2014	11.11.2020	4.29%	8.58%	8.77%	2,818,062	3,127,508	3,129,200
7 Year FRN G.Bond (2443 days) (r-o)	04.03.2014	05.03.2014	11.11.2020	4.45%	8.91%	9.11%	897,662	2,783,285	2,744,540
7 Year FRN G.Bond (2415 days) (r-o)	01.04.2014	02.04.2014	11.11.2020	4.46%	8.92%	9.12%	2,842,018	3,684,754	3,656,420
7 Year FRN G.Bond (2548 days)	27.05.2014	28.05.2014	19.05.2021	5.22%	10.44%	10.71%	2,743,685	1,545,877	1,538,428
7 Year FRN G.Bond (2541 days) (r-o)	03.06.2014	04.06.2014	19.05.2021	5.26%	10.53%	10.80%	1,834,706	2,535,657	2,517,451
7 Year FRN G.Bond (2499 days) (r-o)	14.07.2014	16.07.2014	19.05.2021	5.33%	10.66%	10.94%	2,826,036	2,049,297	2,046,018
7 Year FRN G.Bond (2478 days) (r-o)	04.08.2014	06.08.2014	19.05.2021	5.42%	10.84%	11.13%	2,864,739	2,067,558	2,059,039
7 Year FRN G.Bond (2430 days) (r-o)	22.09.2014	23.09.2014	19.05.2021	5.41%	10.82%	11.11%	4,221,274	2,371,696	2,398,356
Total							21,048,182	20,165,633	20,089,452

Source: UT

Table 74

Floating Rate Note Auctions of 2015

							Sales Amount (Inc. Switching)
			Maturity				(in thousands TL)
	Auction Date	Value Date	Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount

7 Year FRN G.Bond (2324 days) (r-o)	06.01.2015	07.01.2015	19.05.2021	4.40	8.80	9.00	3,249,146	1,044,041	1,047,048
7 Year FRN G.Bond (2289 days) (r-o)	10.02.2015	11.02.2015	19.05.2021	4.53	9.05	9.26	1,173,457	1,254,493	1,254,065
7 Year FRN G.Bond (2548 days)	28.04.2015	29.04.2015	20.04.2022	4.55	9.11	9.31	805,509	1,406,354	1,331,421
7 Year FRN G.Bond (2534 days) (r-o)	12.05.2015	13.05.2015	20.04.2022	4.50	9.00	9.20	2,383,907	1,358,755	1,298,100
7 Year FRN G.Bond (2408 days) (r-o)	15.09.2015	16.09.2015	20.04.2022	4.85	9.69	9.93	735,605	937,501	892,857
Total							8,347,624	6,001,145	5,823,490

Source: UT

Table 75

Floating Rate Note Auctions of 2016

							Sales Amount (Inc. Switching)
			Maturity				(in thousands TL)
	Auction Date	Value Date	Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount

7 Year FRN G.Bond (2275 days) (r-o)	26.01.2016	27.01.2016	20.04.2022	5.45	10.89	11.19	1,283,840	1,650,288	1,623,850
7 Year FRN G.Bond (2247 days) (r-o)	23.02.2016	24.02.2016	20.04.2022	5.52	11.03	11.34	1,251,944	912,347	899,674
7 Year FRN G.Bond (2030 days) (r-o)	27.09.2016	28.09.2016	20.04.2022	5.54	11.09	11.39	2,308,554	1,088,665	1,120,550
7 Year FRN G.Bond (1981 days) (r-o)	15.11.2016	16.11.2016	20.04.2022	4.87	9.75	9.98	1,382,091	1,879,593	1,808,791
Total							6,226,429	5,530,893	5,452,864

Source: UT

Table 76

CPI Indexed TL Denominated Auctions in 2012

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity				(in thousands TL)
	Date	Date	Date	Average Interest Rate			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount

10 Year G. Bond (Semiannually 1.5% real interest rate)	23.01.2012	25.01.2012	21.07.2021	2.08%	4.16%	4.20%	2,650,621	2,310,156	2,218,360
10 Year G. Bond (Semiannually 1.5% real interest rate)	14.02.2012	15.02.2012	21.07.2021	1.85%	3.7%	3.73%	5,309,008	3,994,621	3,968,223
10 Year G. Bond (Semiannually 1.5% real interest rate)	06.03.2012	07.03.2012	23.02.2022	1.77%	3.55%	3.58%	2,690,657	2,355,206	2,247,201
10 Year G. Bond (Semiannually 1.5% real interest rate)	17.04.2012	18.04.2012	23.02.2022	1.73%	3.47%	3.5%	2,305,327	3,127,141	3,039,204
10 Year G. Bond (Semiannually 1.5% real interest rate)	06.08.2012	08.08.2012	23.02.2022	1.38%	2.76%	2.78%	3,517,059	4,317,360	4,576,269
10 Year G. Bond (Semiannually 1.5% real interest rate)	05.11.2012	07.11.2012	26.10.2022	0.84%	1.69%	1.69%	4,773,647	3,371,010	3,467,755

Source: UT

Table 77

CPI Indexed TL Denominated Auctions in 2013

	Auction	Value	Maturity				Sales Amount (in thousands TL)
	Date	Date	Date	Average Interest Rate			Nominal Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net

January
10 Year G. Bond	07.01.2013	09.01.2013	26.10.2022	0.68%	1.35%	1.36%	3,477,321	2,130,337	2,331,867
February
10 Year G. Bond	18.02.2013	20.02.2013	26.10.2022	0.50%	1.01%	1.01%	3,232,103	2,611,719	2,971,977
April
10 Year G. Bond	09.04.2013	10.04.2013	26.10.2022	0.48%	0.96%	0.96%	3,308,900	2,241,812	2,606,311
May
10 Year G. Bond	14.05.2013	15.05.2013	03.05.2023	0.47%	0.94%	0.94%	4,666,810	2,554,300	2,569,723
June
10 Year G. Bond	24.06.2013	26.06.2013	03.05.2023	1.47%	2.93%	2.95%	1,338,400	2,679,726	2,257,668
July
10 Year G. Bond	15.07.2013	17.07.2013	03.05.2023	1.59%	3.19%	3.22%	4,009,881	3,917,635	3,233,182
August
10 Year G. Bond	12.08.2013	14.08.2013	02.08.2023	1.47%	2.94%	2.96%	3,994,101	3,750,163	3,769,779
September
10 Year G. Bond	09.09.2013	11.09.2013	02.08.2023	1.78%	3.55%	3.58%	2,297,120	2,716,387	2,612,512
October
10 Year G. Bond	07.10.2013	09.10.2013	02.08.2023	1.47%	2.94%	2.96%	2,571,100	2,010,544	2,044,444
November
10 Year G. Bond	18.11.2013	20.11.2013	08.11.2023	1.29%	2.58%	2.60%	5,195,784	2,503,581	2,551,022
Total							34,091,519	27,116,204	26,948,484

Source: UT

Table 78

CPI Indexed TL Denominated Auctions in 2014

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction	Value	Maturity				Net Bid Amount
	Date	Date	Date	Average Interest Rate				Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound

10 Year G. Bond (3570 days) (r-o)	27.01.2014	29.01.2014	08.11.2023	1.85%	3.69%	3.73%	3,166,925	3,167,990	3,015,735
5 Year G. Bond (1820 days)	25.02.2014	26.02.2014	20.02.2019	1.67%	3.35%	3.38%	3,500,844	2,310,746	2,326,670
5 Year G. Bond (1813 days) (r-o)	03.03.2014	05.03.2014	20.02.2019	1.67%	3.33%	3.36%	3,754,089	3,246,163	3,282,719
5 Year G. Bond (1785 days) (r-o)	31.03.2014	02.04.2014	20.02.2019	1.67%	3.34%	3.36%	4,395,722	2,505,113	2,583,551
10 Year G. Bond (3640 days)	20.05.2014	21.05.2014	08.05.2024	1.12%	2.24%	2.26%	5,335,723	2,518,407	2,553,207
10 Year G. Bond (3626 days) (r-o)	02.06.2014	04.06.2014	08.05.2024	0.91%	1.83%	1.84%	4,608,794	1,692,951	1,791,666
10 Year G. Bond (3584 days) (r-o)	15.07.2014	16.07.2014	08.05.2024	0.86%	1.73%	1.74%	4,173,749	1,533,612	1,663,848
10 Year G. Bond (3640 days)	29.09.2014	01.10.2014	18.09.2024	1.03%	2.07%	2.08%	3,371,811	2,641,006	2,625,507
Total							32,307,657	19,615,987	19,842,902

Source: UT

Table 79

CPI Indexed TL Denominated Auctions in 2015

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction	Value	Maturity
	Date	Date	Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount

10 Year G. Bond (3542 days) (r-o)	05.01.2015	07.01.2015	18.09.2024	0.94	1.89	1.90	3,262,704	2,387,163	2,476,106
10 Year G. Bond (3507 days) (r-o)	09.02.2015	11.02.2015	18.09.2024	0.97	1.94	1.95	3,787,414	3,025,533	3,130,159
10 Year G. Bond (3640 days)	27.04.2015	29.04.2015	16.04.2025	1.14	2.28	2.29	1,250,870	2,920,308	2,848,528
10 Year G. Bond (3626 days) (r-o)	11.05.2015	13.05.2015	16.04.2025	1.17	2.35	2.36	1,363,102	2,016,973	1,966,205
10 Year G. Bond (3591 days) (r-o)	15.06.2015	17.06.2015	16.04.2025	1.30	2.60	2.62	1,421,717	1,941,123	1,884,267
10 Year G. Bond (3479 days) (r-o)	05.10.2015	07.10.2015	16.04.2025	1.60	3.19	3.22	2,472,264	1,943,799	1,826,415
Total							13,558,071	14,234,898	14,131,680

Source: UT

Table 80

CPI Indexed TL Denominated Auctions in 2016

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction	Value	Maturity
	Date	Date	Date	Average Interest Rate (%)			Net Bid	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount

10 Year G.Bond (3640 days)	25.01.2016	27.01.2016	14.01.2026	1.38	2.76	2.78	2,411,733	2,899,252	2,883,363
10 Year G.Bond (3612 days) (r-o)	22.02.2016	24.02.2016	14.01.2026	1.32	2.65	2.66	1,323,093	2,149,845	2,170,118
5 Year G.Bond (1834 days) (r-o)	12.07.2016	13.07.2016	21.07.2021	0.99	1.98	1.99	4,232,479	1,700,474	2,625,500
10 Year G.Bond (3395 days) (r-o)	26.09.2016	28.09.2016	14.01.2026	1.27	2.54	2.55	2,213,294	2,015,145	2,155,398
Total							10,180,600	8,764,716	9,834,378

Source: UT

The following table presents Turkey’s central government domestic debt at the end of the years indicated:

Table 81

Central Government Domestic Debt

(In millions of TL)	2012	2013	2014	2015	2016
Total Domestic Debt	386,542	403,007	414,649	440,124	468,644
Cash	384,672	401,754	414,000	440,077	468,598
Bonds	380,988	401,754	414,000	440,077	467,574
Bills	3,684	—	—	—	1,025
Non-Cash	1,870	1,253	648	48	46
Bonds	1,870	1,253	648	48	46
Bills	—	—	—	—	—

Source: UT

Table 82

Domestic Debt Service (1)

(In millions of TL)	2012	2013	2014	2015	2016
Total Domestic Debt Service	124,722	167,134	157,046	107,131	100,942
Principal	84,020	128,062	117,788	67,355	63,547
Interest	40,702	39,072	39,258	39,775	37,394

(1)	Payments on non-cash basis are included.

Source: UT

EXTERNAL DEBT AND DEBT MANAGEMENT

Turkey’s gross external debt increased from U.S.$339.5 billion in 2012 to U.S.$404.9 billion in 2016. The main factor for this change was the increasing trend of private sector debt. Private sector debt was U.S.$228.4 billion in 2012 and U.S.$284.4 billion in 2016.

The external debt to GDP ratio was 39.0% at the end of 2012, and the ratio increased to 47.3% in 2016. The public sector external debt to GDP ratio increased from 11.9% in 2012 to 14.0% in 2016 and private sector debt to GDP increased from 26.2% in 2012 to 33.2% in 2016, while the Central Bank’s external debt to GDP decreased from 0.8% in 2012 to 0.1% in 2016.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. The ratio of the short-term external debt to total external debt decreased approximately by 5.3% in 2016, compared to 2012. At the end of 2012, the share of the short and long-term external debt to total external debt was 29.5% and 70.5%, and reached 24.2% and 75.8%, respectively, in 2016. The sectoral breakdown of external debt has changed such that the share of the “monetary authorities” and “public sector” debt in the total external debt stock declined by 1.9% and 1.1%, respectively, during this period. On the other hand, the share of “private sector” external debt of the total external debt stock increased by 3.0%. The share of “public sector,” “monetary authorities’ debt” and “private sector” debt in the total external debt stock was 29.6%, 0.2% and 70.2%, respectively, as of the end of 2016.

At the end of 2016, Treasury-guaranteed external debt stock was U.S.$12.3 billion, representing an increase of approximately U.S.$2.6 billion compared to end of 2012.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table 83

Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2012	2013	2014	2015	2016
TOTAL	339,494	389,684	401,728	395,862	404,890
SHORT TERM (2)	100,155	130,291	131,565	101,880	98,009
PUBLIC SECTOR	11,040	17,605	17,866	14,550	16,279
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	11,040	17,605	17,866	14,550	16,038
Banks	11,040	17,605	17,866	14,550	16,038
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	0	0	0	241
SOE’s	0	0	0	0	241
Other	0	0	0	0	0
CBRT	1,036	833	342	176	110
Dresdner Bank Scheme	1,036	833	342	176	110
Other	0	0	0	0	0
PRIVATE SECTOR	88,079	111,853	113,357	87,154	81,620
FINANCIAL INSTITUTIONS	59,197	76,962	78,878	52,024	42,916
Banks	57,338	74,614	76,877	49,970	41,315
Non-Banking Institutions	1,859	2,348	2,001	2,054	1,601
NON-FINANCIAL INSTITUTIONS	28,882	34,891	34,479	35,130	38,704
LONG TERM	239,339	259,393	270,163	293,982	306,881
PUBLIC SECTOR	92,983	98,340	99,821	98,547	103,436
GENERAL GOVERNMENT	85,481	89,325	88,213	84,449	85,455
Central Government	81,710	85,663	85,163	81,738	82,535
Local Administrations	3,768	3,661	3,050	2,711	2,920
Funds	3	0	0	0	0

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2012	2013	2014	2015	2016
FINANCIAL INSTITUTIONS (3)	6,245	7,834	10,618	13,241	17,024
Banks	6,245	7,834	10,618	13,241	17,024
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	1,257	1,181	989	858	956
SOE’s	1,214	1,158	989	858	956
Other (4)	43	23	0	0	0
CBRT	6,052	4,401	2,142	1,151	711
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	6,043	4,392	2,133	1,143	703
NGTA	9	9	9	8	8
PRIVATE SECTOR (5)	140,304	156,652	168,200	194,283	202,734
FINANCIAL INSTITUTIONS	56,875	72,718	84,743	104,931	106,259
Banks	41,683	54,849	65,982	86,034	87,626
Non-Banking Institutions	15,192	17,869	18,761	18,897	18,633
NON-FINANCIAL INSTITUTIONS	83,430	83,934	83,457	89,352	96,475

GROSS EXTERNAL DEBT - by LENDER (Million $)	2012	2013	2014	2015	2016
TOTAL	339,494	389,684	401,728	395,862	404,890
LOAN	274,456	308,887	305,056	300,092	303,644
SHORT TERM	100,141	128,819	127,424	100,019	97,838
PRIVATE CREDITORS	100,069	128,813	127,182	99,855	97,623
MONETARY INSTITUTIONS	63,547	83,937	81,616	51,337	47,343
NONMONETARY INSTITUTIONS	36,522	44,876	45,566	48,518	50,280
OFFICIAL CREDITORS	72	6	242	164	215
LONG TERM	174,315	180,068	177,632	200,073	205,806
PRIVATE CREDITORS	128,391	130,517	129,378	152,689	157,629
MONETARY INSTITUTIONS	111,876	115,037	117,649	141,151	144.860
NONBANK FINANCIAL INSTITUTIONS	12,524	13,513	13,578	17,232	18,702
PRIVATE INVESTMENT & DEV. BANKS	3	0	0	0	0
FOREIGN COMMERCIAL BANKS	71,624	73,862	76,553	94,984	96,306
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	27,725	27,661	27,518	28,936	29,852
NONMONETARY INSTITUTIONS	16,515	15,480	11,729	11,538	12,769
OFFICIAL CREDITORS	45,924	49,551	48,254	47,383	48,178
GOVERNMENTAL ORGANIZATIONS	9,693	10,397	10,137	10,123	10,738
PUBLIC FINANCE INSTITUTIONS	2,353	2,260	2,207	1,964	2,066
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	214	162	109	81	64
OFFICIAL DEVELOPMENT BANKS	7,126	7,975	7,821	8,078	8,608
MULTILATERAL ORGANIZATIONS	36,231	39,154	38,117	37,261	37,440
IMF-INTERNATIONAL MONETARY FUND	2,338	1,477	1,389	1,330	1,289
IMF SDR ALLOCATION	1,474	1,477	1,389	1,330	1,289
IBRD	13,384	14,224	13,110	11,920	10,983
OTHER MULTILATERAL INST.	20,508	23,453	23,619	24,010	25,168
BONDS (6)	65,038	80,798	96,672	95,770	101,246
SHORT TERM	14	1,472	4,141	1,861	171
LONG TERM	65,024	79,326	92,531	93,909	101,075

(1)	Provisional.
(2)	Source: CBRT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Sources: UT, CBRT

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 84

Currency Composition of Outstanding External Debt(1)(2)

%	2012	2013	2014	2015	2016
TOTAL	100	100	100	100	100
CHF	0.3	0.6	0.6	0.5	0.4
ECU/EUR	34.5	35.4	31.7	31.9	31.3
GBP	0.4	0.3	0.4	0.4	0.4
JPY	2.4	1.8	1.9	2.2	2.1
SDR	0.7	0.4	0.4	0.3	0.3
USD	54.7	54.3	57.6	58.4	59.4
TL	6.8	6.8	7.1	6.0	5.8
Other	0.2	0.3	0.3	0.3	0.2

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Sources: UT, CBRT

Table 85

Debt Ratios (1)

DOD / GDP (%)	2012	2013	2014	2015	2016
Total	39.0	41.0	43.0	46.0	47.3
Short Term	11.5	13.7	14.1	11.8	11.4
Long Term	27.5	27.3	28.9	34.1	35.8
Public Sector	11.9	12.2	12.6	13.1	14.0
Central Bank	0.8	0.6	0.3	0.2	0.1
Private Sector	26.2	28.3	30.1	32.7	33.2
FINANCIAL RATIOS (%)
EXTERNAL DEBT / EXPORTS (FOB)	222.7	256.7	254.9	275.2	284.1
EXTERNAL DEBT SERVICE / GDP	6.0	5.7	5.2	5.6	8.4
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	34.0	35.8	30.8	33.4	50.3
PRIVATE SECTOR/ EXPORTS (FOB)	149.8	176.9	178.6	195.7	199.5
INTEREST / GDP	0.9	0.9	0.9	1.0	1.1
INTEREST / EXPORTS (FOB)	5.4	5.5	5.5	6.0	6.6
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	35.1	33.6	31.7	27.9	26.2
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	119.0	100.5	96.8	108.5	108.4
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	29.4	28.5	26.6	23.5	22.8
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	99.8	85.1	81.3	91.2	94.1
CBRT RESERVES (GROSS) / IMPORTS (CIF)	42.2	44.1	44.1	44.8	46.4
CBRT RESERVES (NET) / IMPORTS (CIF)	50.4	52.1	52.6	53.3	53.5
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-48.0	-57.4	-40.8	-34.6	-35.3
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-40.2	-48.6	-34.2	-29.1	-30.7
CURRENT ACCOUNT BALANCE / GDP	-5.5	-6.7	-4.7	-3.7	-3.8

(1)	Provisional.

Sources: UT, CBRT, TURKSTAT

Table 86

External Debt Service (1) (2)

(Million $)	2012	2013	2014	2015	2016
Total External Debt Service	51,861	54,387	48,621	47,994	71,748
Principal	43,681	46,036	40,020	39,345	62,371
Interest	8,180	8,351	8,601	8,649	9,377

(1)	Provisional.
(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, April 2017)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table 87

Total External Debt Service Projections (1) (2) (3)

(Million $)	2017 (May- December)	2018	2019	2020	2021	2022+	TOTAL
GROSS TOTAL	69,714	51,381	48,645	36,300	35,461	168,219	409,721
PUBLIC SECTOR	13,911	13,490	13,515	11,103	13,598	87,894	153,510
PRINCIPAL	11,117	9,278	9,624	7,669	10,531	60,960	109,179
INTEREST	2,794	4,212	3,891	3,434	3,067	26,934	44,331
PRIVATE SECTOR	55,803	37,891	35,131	25,198	21,864	80,325	256,211
PRINCIPAL	52,182	33,021	30,128	20,953	18,336	65,913	220,533
INTEREST	3,621	4,869	5,003	4,245	3,528	14,412	35,678

(1)	Provisional.
(2)	Cross rates based on April 30, 2017.
(3)	Repayments regarding Non-Guaranteed Trade Arrears (NGTA), deposits within CBRT, short-term private sector trade credits, short term private bank deposits and private sector bank loans with maturity less than 180 days are excluded.

Sources: UT, CBRT

The following table presents Turkey’s central government external debt issued between January 1, 2012 and December 31, 2016:

Table 88

Central Government External Debt Of Turkey (as of December 31, 2016)

	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				25,904
Monetary Institutions	Various (18-Jan-2012 - 01-Jun-2016)	USD-EUR-JYP	Various (5 - 31)	25,904
Loan				3,747
Governmental Organizations	(27-Jan-2014)	EUR	(15)	158
Monetary Institutions	Various (27-Jan-2012 - 18-Dec-2014)	USD-EUR-CHF	Various (6 - 10)	647
International Organizations	Various (04-Mar-2012 - 30-Nov-2015)	USD-EUR-ISD-SDR	Various (10 - 25)	2,943
Total				29,652

Source: UT

The following table presents Turkey’s public guaranteed external debt provided between January 1, 2012 and December 31, 2016:

Table 89

External Debt of Turkey (Public Guaranteed)

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
09.05.2012	EUR	22,792,000.00	13.62	EURIBOR6MD	0.792
09.05.2012	EUR	26,907,222.23	13.62	EURIBOR6MD	0.751
09.05.2012	EUR	28,489,999.99	13.62	EURIBOR6MD	1.13
09.05.2012	EUR	40,598,250.00	12.22	EURIBOR6MD	1.18
09.05.2012	EUR	42,613,593.75	12.22	LIUSD6MD	1.62
29.05.2012	EUR	17,094,000.00	7.54		1.44
29.05.2012	EUR	19,200,000.00	7.54		1.72
28.06.2012	EUR	36,259,999.98	8.51		1.94
28.06.2012	EUR	41,439,999.98	8.51		1.62
28.06.2012	EUR	41,745,454.56	8.51		2.24
28.06.2012	EUR	32,385,000.00	12.29	LIUSD6MD	1.22
28.06.2012	EUR	42,735,000.00	12.29	EURIBOR6MD	0.91
28.06.2012	EUR	13,430,998.53	10.35	EURIBOR6MD	1.24
28.06.2012	EUR	13,430,998.53	10.35		2.22
28.06.2012	EUR	15,335,628.58	10.35		7.70
28.06.2012	EUR	20,354,713.00	10.35		2.58
28.06.2012	EUR	22,205,142.00	10.35	LIUSD6MD	1.69
04.12.2012	USD	105,266,000.00	12.08		3.00
04.12.2012	USD	85,714,285.72	10.16	SWAP USD	2.72
20.12.2012	EUR	108,136,000.00	8.58		2.35
20.12.2012	EUR	117,153,000.00	8.58	LIUSD6MD	0.69
26.03.2013	USD	57,807,856.00	10.01	LIUSD6MD	1.50
25.04.2013	EUR	10,582,000.00	14.01	EURIBOR6MD	0.69
25.04.2013	EUR	11,396,000.00	14.01		0.98
25.04.2013	EUR	20,968,640.00	14.01		0.56
25.04.2013	EUR	24,615,360.00	14.01		0.90
25.04.2013	EUR	45,584,000.00	14.01		0.73
24.04.2013	EUR	15,873,000.00	11.48	EURIBOR6MD	0.74
24.04.2013	EUR	18,571,428.57	11.48	LIUSD6MD	0.88
24.04.2013	EUR	20,000,000.00	11.48	LIUSD6MD	0.73
24.04.2013	EUR	28,490,000.00	11.48	EURIBOR6MD	0.74
24.04.2013	EUR	34,723,346.51	11.48	EURIBOR6MD	0.73
03.06.2013	EUR	19,943,000.00	10.08	EURIBOR6MD	0.21
03.06.2013	EUR	22,792,000.00	10.08	EURIBOR6MD	0.05
03.06.2013	EUR	25,641,000.00	10.08	EURIBOR6MD	0.19
03.06.2013	EUR	27,350,400.00	10.08	EURIBOR6MD	0.32
06.05.2013	USD	29,463,329.47	29.88	WBSCLUS6A98	0.01
06.05.2013	USD	7,449,240.00	29.88		1.54
06.05.2013	USD	15,000,000.00	29.88	LIUSD6MD	1.00
06.05.2013	USD	27,815,066.19	29.84	WBSCLUS6A98	0.80
22.08.2013	USD	192,407,068.00	29.63	LIUSD6MD	0.47
15.07.2013	EUR	21,153,579.84	9.05		11.20
15.07.2013	EUR	21,367,500.01	9.05	EURIBOR6MD	0.52
16.09.2013	EUR	47,483,333.34	10.45		2.04
16.09.2013	EUR	56,980,000.00	10.45		0.65
18.09.2013	EUR	28,490,000.00	9.53		1.93
18.09.2013	EUR	28,490,000.00	9.53		2.01
18.09.2013	EUR	33,680,000.00	9.53		2.69

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
18.09.2013	EUR	34,395,000.00	9.53		2.95
10.10.2013	EUR	106,362,666.66	10.23		3.20
24.10.2013	EUR	56,980,000.00	9.52	EURIBOR6MD	0.65
24.10.2013	EUR	56,980,000.00	9.52	EURIBOR6MD	0.74
03.12.2013	EUR	5,055,680.02	10.75		1.54
03.12.2013	EUR	5,500,000.00	10.75		2.11
03.12.2013	EUR	11,396,000.00	10.75	EURIBOR6MD	0.74
03.12.2013	EUR	14,678,048.00	10.75		0.97
03.12.2013	EUR	14,848,418.20	10.75	EURIBOR6MD	0.33
03.12.2013	EUR	37,739,383.23	10.75		0.43
03.12.2013	EUR	39,886,000.00	10.75		0.52
03.12.2013	EUR	39,886,000.00	10.75		0.97
04.12.2013	EUR	28,490,000.00	9.53	EURIBOR6MD	0.74
04.12.2013	EUR	28,490,000.00	9.53		0.65
04.12.2013	EUR	31,025,000.00	9.53		0.89
04.12.2013	EUR	34,542,500.00	9.53	LIEUR6MD	0.66
04.12.2013	EUR	56,980,000.00	9.53	EURIBOR6MD	0.41
19.12.2013	EUR	15,384,600.00	9.16	EURIBOR6MD	0.19
19.12.2013	EUR	32,307,660.00	9.16	EURIBOR6MD	0.32
19.12.2013	EUR	39,886,000.00	9.16	EURIBOR6MD	0.08
20.12.2013	EUR	33,723,659.72	20.04		2.45
30.12.2013	USD	110,000,000.00	15.42		3.95
19.12.2013	EUR	54,865,000.00	14.28	LIUSD6MD	0.85
19.12.2013	EUR	67,865,000.00	14.28	LIUSD6MD	0.78
26.06.2014	EUR	170,940,000.00	10.52		3.10
02.12.2014	EUR	28,490,000.00	12.13		1.29
02.12.2014	EUR	28,490,000.00	12.13		1.73
10.07.2014	EUR	69,285,496.59	17.78	WBVSLEUR6A09	0.27
10.07.2014	USD	3,012,013.34	19.78		0.75
02.10.2014	USD	249,675,924.52	15.42	WBVSLUSD6A09	0.30
08.07.2014	EUR	6,600,000.00	9.53	LIUSD6MD	0.33
08.07.2014	EUR	11,396,000.00	9.53	EURIBOR6MD	0.63
08.07.2014	EUR	18,636,000.00	9.53		2.67
08.07.2014	EUR	19,800,000.00	9.53		2.75
08.07.2014	EUR	22,792,000.00	9.53		1.32
08.07.2014	EUR	39,886,000.00	9.53		1.08
22.08.2014	USD	50,256,360.00	27.58	EURIBOR6MD	0.50
22.08.2014	USD	114,384,923.05	27.58	LIUSD6MD	0.47
22.09.2014	EUR	34,188,000.00	15.53	EURIBOR6MD	0.80
22.09.2014	EUR	75,712,000.00	15.53	EURIBOR6MD	0.80
07.11.2014	EUR	11,060,000.00	9.53		2.56
07.11.2014	EUR	11,396,000.00	9.53		0.94
07.11.2014	EUR	24,724,000.00	9.53		2.72
07.11.2014	EUR	91,168,000.00	9.53		0.64
07.11.2014	EUR	91,168,000.00	9.53		1.07
07.11.2014	EUR	123,920,000.00	8.15	LIUSD6MD	0.60
06.11.2014	EUR	113,960,000.00	9.53	EURIBOR6MD	0.51
24.11.2014	EUR	27,255,000.00	13.53	LIUSD6MD	0.71
24.11.2014	EUR	28,075,000.00	13.53	LIUSD6MD	1.55
24.11.2014	EUR	28,490,000.00	13.53	EURIBOR6MD	0.44
24.11.2014	EUR	28,490,000.00	13.53	EURIBOR6MD	0.76
10.12.2014	EUR	28,490,000.00	9.06	LIEUR6MD	0.49
10.12.2014	EUR	28,490,000.00	9.06		0.34
10.12.2014	EUR	28,490,000.00	9.06		0.49

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
09.12.2014	EUR	16,096,850.00	13.75		0.29
26.03.2015	USD	55,058,618.55	12.01	LIUSD6MD	1.50
26.05.2015	EUR	2,507,460.00	9.32	LIUSD6MD	0.68
26.05.2015	EUR	10,000,000.00	9.32	LIUSD6MD	0.73
26.05.2015	EUR	46,633,168.69	9.32		0.45
26.05.2015	EUR	54,358,920.00	9.32	EURIBOR6MD	0.39
28.05.2015	EUR	113,960,000.00	9.52	EURIBOR6MD	0.40
28.05.2015	EUR	11,055,000.00	9.52		2.33
28.05.2015	EUR	16,582,500.00	9.52	LIUSD6MD	1.32
28.05.2015	EUR	27,637,500.00	9.52		2.49
28.05.2015	EUR	56,980,000.00	9.52		1.32
15.05.2015	JPY	10,595,446.58	24.95	LIJPY6MD	0.20
28.05.2015	EUR	42,411,023.40	9.52		11.40
28.05.2015	EUR	46,488,021.05	9.52		10.82
24.06.2015	EUR	227,920,000.00	10.02		2.35
03.06.2015	USD	300,000,000.00	14.92	LIUSD6MD	1.35
25.08.2015	EUR	56,980,000.00	7.73	EURIBOR6MD	0.01
25.08.2015	EUR	56,980,000.00	7.73	EURIBOR6MD	0.02
06.11.2015	EUR	27,352,500.00	12.56	LIUSD6MD	0.74
06.11.2015	EUR	85,470,000.00	12.56		1.26
28.12.2015	USD	40,000,000.00	19.73	LIUSD6MD	0.95
29.12.2015	USD	169,346,000.00	10.30	LIUSD6MD	1.55
04.02.2016	EUR	56,980,000.00	8.88		0.77
05.05.2016	EUR	56,750,000.00	8.18		2.18
05.05.2016	EUR	56,980,000.00	8.18		2.18
06.05.2016	EUR	113,960,000.00	8.64	EURIBOR6MD	0.35
06.05.2016	EUR	113,960,000.00	8.64	EURIBOR6MD	0.48
06.05.2016	EUR	46,306,605.73	12.64		10.21
06.05.2016	EUR	56,980,000.00	12.64		1.13
24.10.2016	USD	750,000.00	21.74	LIUSD6MD	0.71
29.08.2016	EUR	87,265,589.14	20.14	EURIBOR6MD	1.55
30.11.2016	USD	30,375,000.00	27.31	LIUSD6MD	0.81
26.12.2016	USD	89,560,695.00	23.95	LIUSD6MD	0.13
16.12.2016	EUR	105,730,000.00	8.23	LIEUR6MD	0.76

Source: UT

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability.

With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management activities regarding debt, cash and receivables management have been implemented since 2008. The existing operational risk management framework has been developed and used as an input in the completion process of Emergency and Business Continuity Plan (“EBCP”). The generation of business impact analysis and business flowcharts for critical processes have been used to improve institutional mechanisms and helped to develop the integrated strategies. In that regard, the finalization of EBCP has been a milestone regarding the management of operational risks. Accordingly, three years after the practice was conducted in 2013, the test or critical processes was repeated in March 2016 to serve for a more efficient functioning of the debt management.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2017-2019:

•	To borrow mainly in TL;

•	To use fixed rate instruments as the major source of TL borrowing and to decrease the share of debt stock with an interest rate re-fixing period of less than 12 months;

•	To increase average maturity taking market conditions into consideration and to decrease share of debt maturing within 12 months; and

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

Significant progress has also been made in decreasing the public debt to GDP ratio. In that regard, the general government nominal debt stock defined by EU standards to GDP ratio declined to 28.3% at the end of 2016 thanks to strong growth prospects and positive budget practices. Moreover, the 2017-2019 Medium Term Program envisages the declining trend to continue in the program period. As a result of borrowing policies aimed at reducing the sensitivity of debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually over the last decade. The share of floating rate debt stock in the Central Government debt stock fell to 30.2% in 2016 from 46.6% in 2009 and the duration of TL-denominated cash based domestic debt stock increased to 30.7 months from 7.5 months in the same period.